Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Rotech Healthcare Holdings Inc.
(Exact Name of Registrant as Specified in its Charter)
Delaware (State or other jurisdiction of incorporation or organization)	8082 (Primary Standard Industrial Classification Code Number)	82-5064049 (I.R.S. Employer Identification No.)
3600 Vineland Road
Orlando, Florida 32811
Telephone: (407) 822-4600
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Steven Burres, Esq.
General Counsel
Rotech Healthcare Holdings Inc.
3600 Vineland Road
Orlando, Florida 32811
Telephone: (407) 822-4600
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Tracey A. Zaccone, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019 Telephone: (212) 373-3000	Ilir Mujalovic, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 Telephone: (212) 848-5313

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after the Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Aggregate Offering Price per Share	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Stock, par value $0.001 per share		$	$	$

(1)
Includes shares of common stock to be sold upon exercise of the underwriters’ option to purchase additional shares, if any.

(2)
Estimated solely for the purpose of determining the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

(3)
Calculated pursuant to Rule 457(o) based on estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.
Subject to Completion
Preliminary Prospectus, dated            , 2021
PROSPECTUS
Shares
Rotech Healthcare Holdings Inc.
Common Stock

This is Rotech Healthcare Holdings Inc.’s initial public offering. We are selling      shares of our common stock and the selling stockholders identified in this prospectus are selling an additional      shares of our common stock.
We expect the public offering price of our common stock will be between $          and $          per share. Currently, no public market exists for the shares of our common stock. We intend to apply to list our common stock on the Nasdaq Global Select Market under the symbol “ROTK.”
We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and may elect to do so in future filings. See “Summary—Emerging Growth Company.”
Investing in shares of our common stock involves risks. See “Risk Factors” beginning on page 20 of this prospectus for factors you should consider before buying shares of our common stock.

	Per Share	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

(1)
We refer you to “Underwriting” beginning on page 175 of this prospectus for additional information regarding underwriting compensation.

We have granted the underwriters an option to purchase up to          additional shares of our common stock, and the selling stockholders identified in this prospectus have granted the underwriters an option to purchase up to           additional shares of our common stock, in each case, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.
Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The shares of common stock will be ready for delivery on or about            , 2021.

BofA Securities	Jefferies	UBS Investment Bank	Truist Securities
Baird	RBC Capital Markets

The date of this prospectus is            , 2021.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

Neither we, the selling stockholders, nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus, any amendment or supplement to this prospectus or in any free writing prospectus prepared by us or on our behalf. Neither we, the selling stockholders, nor the underwriters take any responsibility for, or can provide any assurance as to the reliability of, any information other than the information in this prospectus, any amendment or supplement to this prospectus or any free writing prospectus prepared by us or on our behalf. We, the selling stockholders and the underwriters are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.
For investors outside the United States, neither we, the selling stockholders, nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside of the United States.

i

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

About This Prospectus
Financial Statement Presentation
This prospectus includes certain historical consolidated financial and other data for Rotech Healthcare Holdings Inc. (“Rotech Healthcare Holdings Inc.”) and its subsidiaries.
Non-GAAP Financial Measures
This prospectus contains “non-GAAP financial measures,” which are financial measures that either exclude or include amounts that are not excluded or included in the most directly comparable measures calculated and presented in accordance with accounting principles generally accepted in the United States (“GAAP”). Specifically, we make use of the non-GAAP financial measures “EBITDA,” “Adjusted EBITDA,” “Adjusted EBITDA less Base Patient Capex”, “Adjusted EBITDA Margin” and “Adjusted EBITDA less Base Patient Capex Margin.”
EBITDA, Adjusted EBITDA, and Adjusted EBITDA Margin have been presented in this prospectus as supplemental measures of financial performance that are not required by, or presented in accordance with, GAAP, because we believe they assist investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. Management also believes these measures are useful to investors in highlighting trends in our operating performance. We also use EBITDA, Adjusted EBITDA, and Adjusted EBITDA Margin to supplement GAAP measures of performance in the evaluation of the effectiveness of our business strategies, to make budgeting decisions and to compare our performance against that of peer companies using similar measures. Adjusted EBITDA Margin (and Adjusted EBITDA less Base Patient Capex Margin) is calculated as a percentage of revenue.
Management supplements GAAP results with non-GAAP financial measures to provide a more complete understanding of the factors and trends affecting the business than GAAP results alone. EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are not GAAP measures of our financial performance and should not be considered as an alternative to net income (loss) as a measure of financial performance or any other performance measure derived in accordance with GAAP. The Company uses the Non-GAAP measures Adjusted EBITDA less Base Patient Capex and Adjusted EBITDA Less Base Patient Capex Margin as supplemental liquidity measures that are not required by, or presented in accordance with, GAAP because we believe they assist investors and analysts in evaluating our liquidity and in comparing the liquidity of our operations across reporting periods as well as compared with our competitors. These measures should not be used to imply or represent total residual cash flows from our operating activities that we may use for discretionary expenditures. Adjusted EBITDA less Base Patient Capex and Adjusted EBITDA less Base Patient Capex Margin are not GAAP measures of our liquidity and should not be considered as an alternative to net cash provided by operating activities as a measure of liquidity or any other liquidity measure derived in accordance with GAAP. The presentations of these measures have limitations as analytical tools and should not be considered in isolation, or as a substitute for analysis of, our results as reported under GAAP. Because not all companies use identical calculations, the presentations of these measures may not be comparable to other similarly titled measures of other companies and can differ significantly from company to company. For a discussion of the use of these measures and a reconciliation of the most directly comparable GAAP measures, see “Summary—Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Information.”
Certain Definitions
As used in this prospectus, “Rotech,” the “Company,” “we,” “us” and “our” refers to Rotech Healthcare Holdings Inc., the existing holding company of our business, and its consolidated subsidiaries. “Capital Group,” “Silver Point,” “Venor” or “Sponsors” refer to certain investment funds associated with, or managed or designated by, Capital Group Companies, Inc., Silver Point Capital, L.P., and Venor Capital Management, L.P. respectively, which funds are our current majority owners, and their permitted successors and assigns.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

As used in this prospectus, unless otherwise noted or the context requires otherwise:
•
“BiPAP” refers to bilevel positive airway pressure.

•
“CBP” and “DMEPOS CBP” refers to the DMEPOS competitive bidding program.

•
“CPAP” refers to continuous positive airway pressure.

•
“CMS” refers to the Centers for Medicare and Medicaid Services.

•
“DOJ” refers to the U.S. Department of Justice.

•
“DME” refers to durable medical equipment.

•
“DMEPOS” refers to Medicare durable medical equipment, prosthetics, orthotics and supplies.

•
“GAAP” refers to generally accepted accounting principles in the United States of America.

•
“HHS” refers to the U.S. Department of Health and Human Services.

•
“HHS-OIG” refers to HHS Office of Inspector General.

•
“MCO” refers to managed care organizations.

•
“Medicare patients” refers to Medicare patients other than those participating in Medicare through the Medicare Advantage program.

•
“NPWT” refers to negative pressure wound therapy.

•
“OSA” refers to obstructive sleep apnea.

•
“Payors” refers to third-party healthcare payors, including government and commercial payors.

•
“pre-IPO owners” refer to our Sponsors together with other owners of Rotech Healthcare Holdings Inc. prior to this offering.

•
“The Joint Commission” refers to a nationally recognized, independent organization that develops standards for various healthcare industry segments and monitors compliance with those standards through voluntary surveys of participating providers.

•
“VA” refers to the Veterans Health Administration.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

SUMMARY
This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in shares of our common stock. You should read this entire prospectus carefully, including the section entitled “Risk Factors,” “Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the related notes thereto included elsewhere in this prospectus, before you decide to invest in shares of our common stock.
Rotech
We are a leading provider of home medical equipment and related products and services (collectively referred to as “HME products and services”) in the United States. We offer a comprehensive range of HME products and services for home healthcare and delivery across five core business lines: (1) oxygen, (2) ventilators, (3) sleep therapy, (4) wound care and (5) DME. We enable the treatment of patients in their homes, including chronic patients, acute patients or patients with both chronic and acute needs. Our Payor clients include commercial insurers, Medicare, Medicaid, the VA and private individuals. As of March 31, 2021, we served more than 600,000 active patients across over 300 service locations in 45 states, supported by more than 3,500 full-time equivalent (“FTE”) employees and key Payor contracts (including over 1,750 Commercial Payor contracts). Over the past several years, we have made substantial, long-term strategic improvements in our business and operations, resulting in what we believe are industry-leading revenue growth rates of over 23%, primarily driven by organic growth and Adjusted EBITDA Margin of 30.3% for the year ended December 31, 2020. Our growth plans also include continuing to evaluate attractive acquisition opportunities in our industry.
We focus on being the industry’s highest-quality provider of HME products and services, while maintaining our commitment to being a low-cost operator. We offer a compelling value proposition to patients, providers and Payors by enabling patients to receive care and services in the comfort of their own homes while also reducing treatment costs as compared to in-patient settings. Our key HME products and services include stationary and portable home oxygen equipment, non-invasive and invasive ventilators, CPAP and BiPAP devices, NPWT pumps and supplies and other DME. As of March 31, 2021, we served more than 600,000 active patients, of whom over 218,000 were oxygen patients receiving approximately 624,000 tank deliveries in aggregate. Our revenues are generated primarily through fee-for-service arrangements with Payors for equipment, supplies, services and other items we rent or sell to patients. With an expansive network of Payor contracts, delivery technicians and therapists that is not readily replicated, we are well positioned to provide home healthcare that requires high-quality service, providing a bridge from the in-patient care setting to the home.
We operate in attractive end markets. We derived approximately 87.1% of our revenue for the year ended December 31, 2020 from the high-growth respiratory and OSA markets. According to industry reports, in 2019, the global markets for homecare oxygen concentrators, homecare ventilators, and CPAP devices were estimated to be $1.0 billion, $0.5 billion and $3.0 billion, respectively, and are projected to grow at a compound annual growth rate (“CAGR”) of approximately 15.2%, 7.3%, and 5.9%, respectively, from 2019 to 2024. We entered the market for wound care products and supplies starting with an exclusive distributor agreement with Smith and Nephew in 2019 and further with the acquisition of Halo Wound Solutions in July 2020. In 2019, the global market for wound care devices and supplies was projected to be approximately $3 billion by 2025 and this market is expected to grow at a CAGR of approximately 5.4% from 2019 to 2024. We believe these high-growth markets represent attractive embedded opportunities for continued growth.
We believe key differentiators from our competitors are our national scale and footprint, our culture of disciplined and profitable growth, our relentless operational rigor and focus on cash collections, and our proprietary technology platform. We enjoy deep and long-standing relationships with major Payors, including government, national and regional insurers and MCOs, many of whom we have contracted with for over 15 years. We believe that Payors and referral sources highly value our ability to reliably provide access to home healthcare and reduce unnecessary in-patient stays.
We believe that we are well positioned to continue to capitalize on our organic growth initiatives as well as acquisition opportunities. Coupled with scalable technology and centralized operations, including customer service and revenue cycle management, we believe we can continue to grow our patient base while maintaining operational efficiency in a cost-efficient manner. We believe we can continue to enhance our

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

cash profile through continued focus on profitable products and services, disciplined management of capital expenditures and by controlling our costs. We believe our scalable platform and infrastructure will allow us to continue to evaluate and add new products and services with high growth rates and attractive margins. Finally, since 2016, we have completed over 60 accretive asset purchases as well as four larger acquisitions, and we plan to continue to opportunistically evaluate attractive companies in the highly fragmented HME market.
For the year ended December 31, 2020, we generated $503.2 million of revenue, $119.2 million in net income, $139.1 million in net cash provided by operating activities, $152.6 million of Adjusted EBITDA (30.3% of revenue) and $99.3 million of Adjusted EBITDA less Base Patient Capex (19.7% of revenue). For the year ended December 31, 2019, we generated $408.3 million of revenue, $3.8 million in net income, $100.4 million in net cash provided by operating activities, $115.7 million of Adjusted EBITDA (28.3% of revenue) and $65.3 million of Adjusted EBITDA less Base Patient Capex (16.0% of revenue). Revenues for the year ended December 31, 2020 compared to the year ended December 31, 2019 increased partially due to demand for certain respiratory products (such as oxygen concentrators, tanks and ventilators) due to the impact of the recent coronavirus (“COVID-19”) pandemic and increased sales in our CPAP and BiPAP resupply businesses (primarily as a result of the increased ability to contact patients at home as a result of state and local government imposed stay-at-home orders). For reconciliations of Adjusted EBITDA and Adjusted EBITDA Margin (which is calculated as Adjusted EBITDA as a percentage of revenue) to net income, the most directly comparable financial performance measure prepared in accordance with GAAP, see “Summary—Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Information.” For a reconciliation of Adjusted EBITDA less Base Patient Capex and Adjusted EBITDA less Base Patient Capex Margin (which is calculated as Adjusted EBITDA less Base Patient Capex as a percentage of revenue) to net cash provided by operating activities, the most directly comparable GAAP measure of cash flow, see “Summary Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Information.”
As of March 31, 2021, we had $343.8 million of outstanding term loans under the second amended and restated credit agreement, dated December 17, 2020, entered into among Rotech Intermediate Holdings LLC and certain of its subsidiaries, the guarantors thereto, Truist Bank as administrative agent, swingline lender and issuing bank and the lenders party thereto, which credit agreement was further amended on June 3, 2021 (See “Summary—Recent Developments”) (the “Rotech Healthcare Inc. Credit Facility”) and $149.3 million of term loans outstanding under the second consent and amendment to the credit agreement, dated December 17, 2020, entered into among Silver Point Finance, LLC, as administrative agent, and the lenders party thereto to the credit agreement dated as of April 6, 2018, and amended as of October 24, 2019 (as amended, the “Rotech Healthcare Holdings Credit Facility”). For the three months ended March 31, 2021, we had $8.3 million of interest expense. We expect to repay all amounts outstanding under the Rotech Healthcare Holdings Credit Facility in connection with this offering. Our Sponsors and/or their respective affiliates are lenders under the Rotech Healthcare Holdings Credit Facility and therefore will receive a portion of the net proceeds to us from the offering. See “Use of Proceeds.”
Industry Overview
According to the U.S. Census Bureau, the United States population aged 65 and over will grow substantially from 15.2% of the population in 2016 to 20% of the population by 2030. According to CMS estimates, the aggregate expenditure associated with the U.S. home healthcare market was $113.5 billion in 2019, and is expected to grow at a CAGR of approximately 7% between 2018 and 2028. Within the home healthcare market, the HME market provides a broad array of cost-effective, critical and convenient medical equipment and supplies with significant therapeutic benefits for patients in the home. HME providers allow patients with complex and chronic conditions to transition out of higher acuity settings into their homes and achieve greater levels of independence.
Within the expansive HME market, respiratory therapy is the largest segment and is also experiencing accelerated growth through multiple industry tailwinds. Over the last decade, there has been a substantial increase in the number of patients suffering from significant respiratory issues, including chronic obstructive pulmonary disease (“COPD”), congestive heart failure (“CHF”) and OSA. According to industry reports, in 2019, the global markets for home oxygen concentrators, home ventilators, and CPAP devices were estimated to be $1.0 billion, $0.5 billion and $3.0 billion, respectively, and are projected to grow at a CAGR of approximately 15.2%, 7.3%, and 5.9%, respectively, from 2019 to 2024. In addition to the

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

significant direct costs related to these disease states, we believe COPD and OSA, in particular, are highly underdiagnosed conditions with a large untapped market opportunity. In addition to respiratory diseases, wound care is also an increasingly attractive product segment. Wound care devices are products used to treat acute and chronic wound injuries. In 2019, the global market for wound care devices and supplies was projected to be approximately $3 billion by 2025 and this market is expected to grow at a CAGR of approximately 5.4% from 2019 to 2024. In particular, the global market size of NPWT devices, the largest sub-segment of wound care, was estimated to be approximately $1.0 billion in 2019 and is expected to grow at a CAGR of approximately 6.6% from 2019 to 2024.
We expect to benefit from the following continuing trends within the home healthcare market:
•
Aging Population.   The CMS Office of the Actuary projects that the number of Medicare beneficiaries will grow, on average, by 2.5% annually over the period from 2020 to 2028.

•
Rising Incidence of Chronic Diseases.   Chronic diseases are the leading cause of death and disability in the United States, with approximately 60% of the overall population having at least one chronic affliction as of 2019 and people with chronic illnesses accounted for 81% of hospital admissions.

•
Continued Shift Toward Home Healthcare Driven by the Compelling Economic Value Proposition to Key Stakeholders.   Home healthcare is increasingly sought out as an attractive, cost-effective, clinically appropriate alternative to expensive facility-based care. For example, according to industry reports, on average, the cost of treatment per patient at an inpatient rehabilitation facility or long-term care hospital is approximately $1,500 per day compared to approximately $50 per day for home healthcare. Additionally, the recent COVID-19 pandemic has amplified the importance of home healthcare as the pandemic has prevented or increased the difficulty of frequent visits to healthcare facilities.

•
High Barriers to Entry and Consolidation of the Highly Fragmented HME Market Expected to Benefit Scaled National Participants.   Within the fragmented HME market in which we operate, the number of industry participants dropped from approximately 12,900 in 2013 to approximately 9,300 in 2020. We believe that companies like Rotech with the relevant technological platform, national distribution footprint and ability to make growth investments are well-positioned to both continue to succeed in the market and continue to consolidate the market.

•
Advancements in Medical Technology.   The continued introduction of technologically advanced HME products and services that are cost-effective, portable and promote greater data accessibility and consumer engagement are expected to continue to expand the market opportunity for HME providers.

Our Strategic Evolution
Over the past several years, we undertook several initiatives not only to improve our business but also to better meet the needs of our patients, providers and Payors. We revamped our executive team by moving seasoned professionals into leadership positions. We refocused the culture of our organization on profitable growth and overhauled our incentive programs to align our employees with this shift. We rationalized our product and service offerings, streamlined selling, general and administrative expenses and headcount as well as capital expenditures through disciplined operations. We developed a proprietary technology platform to further optimize our operations and enhance the delivery of our products and services while helping achieve our low-cost market position. We established a comprehensive growth plan via organic and acquisitive means, which has helped us diversify our geographic footprint as well as its service offerings. Through our significant, long-term investment in these initiatives and our strong execution on this strategic evolution, we believe we are strongly positioned to continue our market leadership.
Our strategic evolution is comprised of key improvements in our core operations, as well as significant growth investments in our business.
Operational Improvements
New Management Team with Extensive Experience and Expertise.   In order to best position our business, we elevated a team of professionals with deep industry and regulatory knowledge to leadership

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

positions. We promoted Timothy C. Pigg to the roles of President and Chief Executive Officer in 2014 after over 20 years with the Company in several executive positions. We hired Thomas J. Koenig in 2015 as Chief Financial Officer and Treasurer after similar roles in several other distribution companies, and quickly followed that with the promotion of Robin Menchen to the role of Chief Operating Officer in late 2015 after over 20 years with the Company in several executive positions. These leadership changes enabled Rotech to take further steps to optimize and improve our business and drive a significant cultural shift.
Purposeful Cultural Shift to Drive Profitable Growth.   In order to shift from a culture of revenue growth at all costs to one focused on disciplined and profitable growth, we developed a propriety technology platform for our collections process that seamlessly integrates with our client workflows, eligibility verifications and billing system. We are focused on obtaining complete and accurate patient and Payor information at the front-end to minimize bad debt, adjustments and excess administrative cost on the back end. We utilize a robust compliance solution to ensure patient care meets reimbursement standards set by Payors.
Exited Unprofitable Segments and Consolidated Products and Services.   We focused on optimizing our business by discontinuing unprofitable products and services and providing more resources for patients, Payors and referral sources which met our minimum profitability threshold. For example, we rationalized our product offerings, which enabled us to substantially reduce our stock keeping unit (“SKU”) count during 2014 and continuously seek to optimize our SKU count.
Optimized Overall Costs of our Operation.   We undertook a several year, multi-faceted approach to optimizing overall costs, including product costs, operating costs, SG&A and capital expenditure which helped drive Adjusted EBITDA less Base Patient Capex Margin to 19.7% in 2020 and Adjusted EBITDA less Base Patient Capex to $99.3 million in 2020. For example, we optimized our delivery model to reduce the number of deliveries, modernized our delivery fleet, improved asset management practices, rationalized real estate, improved product sourcing and improved Payor contracting.
Growth Investments
Developed Proprietary Technology Platform to Streamline Operations.   We have invested approximately $74 million since 2013 in improving our customized, proprietary information technology platform. We have worked to automate all aspects of our core operations, including e-prescribing, insurance verification, patient intake, patient set up, patient education, billing and collection, as well as established a patient portal.
Created Incentive Plans to Align Employees with Culture of Profitable Growth.   We instituted Company-wide quarterly and annual bonus plans and monthly incentive plans to create a culture of profitable growth. Nearly all employees are covered by a bonus plan and payments are tied to Company and individual performance.
New Approach to Optimize Capital Expenditures.   We established a new approach to manage and optimize capital expenditures by evaluating three separate categories of capital expenditures: (1) base patient capital expenditures which we seek to minimize primarily through vendor negotiation and equipment recovery efforts, (2) growth patient capital expenditures which we seek to maximize to the extent it supports profitable growth and (3) other capital expenditures which we seek to manage on long term basis to support investments in technology and maintaining an efficient fleet.
Comprehensive Strategy to Focus on Growth.   We established a holistic growth strategy by first focusing on organic growth in core markets, then expanding that strategy into new products and services, deeper referral source relationships, additional patient categories and new geographic markets. Further, we augmented our organic growth strategy by building a comprehensive acquisition program to help drive growth. This effort started with purchases of small, founder-owned providers exiting the market and has more recently involved larger acquisitions to expand our geographic reach and add new products and services and patient categories, including the expansion into wound care supplies with the acquisition of Halo Wound Solutions in July 2020.
Since 2013, we have made transformational changes to our business and have made several operational improvements, as well as growth investments. As a result of our strategic evolution, our revenue grew at a CAGR of 13.9% from 2017 to 2020, and the growth rate increased to 23.2% in 2020. In 2020, net income increased to $119.2 million, Adjusted EBITDA increased to $152.6 million, Adjusted EBITDA Margin increased to 30.3%, net cash provided by operating activities increased to $139.1 million, Adjusted EBITDA less Base Patient Capex increased to $99.3 million and Adjusted EBITDA less Base Patient

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

Capex Margin increased to 19.7%. We believe that Rotech is well positioned to compete and excel in the current industry environment and to successfully navigate any future changes in the industry.

Note: Dollars in millions.
EBITDA, Adjusted EBITDA, Adjusted EBITDA less Base Patient Capex and Adjusted EBITDA Margin are non-GAAP financial measures. For reconciliations of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin to net income, the most directly comparable financial performance measure prepared in accordance with GAAP, see “Summary Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Information.” For a reconciliation of Adjusted EBITDA less Base Patient Capex to net cash provided by operating activities, the most directly comparable GAAP measure of cash flow, see “Summary Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Information.” Adjusted EBITDA Margin is calculated as a percentage of revenue.
Our Competitive Strengths
We believe the continued growth of Rotech will be driven by the following competitive strengths:
Industry Leading Platform with National Distribution Footprint and Scalable Infrastructure.   Size and scalability are significant competitive advantages in the fragmented HME industry, and we believe we are one of the largest providers of HME products and services in the United States. As of March 31, 2021, we served more than 600,000 active patients across over 300 service locations in 45 states, supported by more than 3,500 FTE employees and key Payor contracts (including over 1,750 commercial Payor contracts). Our locations serve both urban and rural markets, resulting in both national scale and local presence, which is not easily replicated by smaller providers. Our platform enables us to be a preferred partner for providers, Payors, patients and suppliers, all of whom depend on our robust distribution network for high-quality, reliable service, which ultimately drives volume.
Culture of Disciplined and Profitable Growth   The current leadership team has led a long-term, carefully implemented profit-focused change to our culture over the past several years. Prior to this long-term initiative to create a culture of disciplined and profitable growth, we had prioritized high growth at all costs, as opposed to a disciplined and sustainable, profitable growth. As part of the current leadership’s long-term, successful strategy to change our culture, we focused on driving high organic, profitable growth by focusing on high-growth segments such as respiratory and wound products and services and significantly rationalizing SKUs to lower product costs and promote distribution efficiencies. We also exited unprofitable areas by discontinuing certain products and services and in certain geographies and patient categories.
Proprietary Information Technology and Automation Capabilities.   Our proprietary technology platform has led to lower costs and has increased collections. Since 2013, we have invested approximately $74 million in improving our customized, proprietary information technology platform. We have automated key aspects of our core operations, including e-prescribing, insurance verification, patient intake, patient set up, education, billing and collection.
Streamlined End-to-End Processes and Operational Rigor.   Intake, delivery, billing and collections and asset management are key phases of our operational processes, where we have a strong cultural emphasis

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

on ensuring robust process design and strict process controls to maximize efficiency and collections. As an example of proactive asset management, we focus on timely retrieval of non-billing assets and invoicing patients for any lost, damaged or stolen assets. These practices lead to decreased denied claims, collection times and other costs, all of which allows us to optimize our capital expenditures and increase cash flow.
HME Partner of Choice.   We sit at the nexus of referring providers, Payors, patients, and suppliers—all of whom share the goal of keeping patients as healthy as possible in the comfort of their homes. We believe this position allows us to deliver significant value to all stakeholders involved in a patient’s care plan.
Leadership with Proven, Successful Track Record and Deep Industry Experience.   We believe our leadership team’s long industry tenure, deep industry knowledge and strong relationships with our business partners are key competitive advantages. Our strong leadership team has an impressive, proven track record in navigating the complex, fragmented and regulated HME industry–with our current leadership team in place since seven years ago, we have exceeded our internal budget every year.
Our Growth Strategy
Our goal is to be the leader in the HME industry with market leading growth. We believe the following strategies are primarily responsible for our growth to date and will continue to drive growth of our business.
Continue to drive market-leading organic growth.   We believe the products and services we offer in our core product lines—oxygen, ventilators, sleep therapy and wound care—will enable us to grow in such markets and expand into new adjacent areas. We operate in attractive, growth-oriented markets with long term positive demand trends, such as an aging population, the rising prevalence of chronic health issues such as COPD, diabetes and obesity, and a shift towards home healthcare. Further, through our efforts to educate patients, providers and Payors, we believe we are increasing the size of our addressable markets and driving adoption by increasing awareness and expanding access to care for new patients. With a scalable platform, long-standing relationships with referral sources as well as national and regional insurers and MCOs, and a proven ability to execute, we believe we have a significant opportunity to continue to drive market-leading organic growth through our current operations.
Continue and Accelerate our Growth Through Strategic Acquisitions.   We intend to enhance our organic growth with a strategic, disciplined acquisitions strategy. The HME market in which we operate is highly fragmented with an estimated 9,300 providers, most of which lack our scale, distribution footprint and technology infrastructure. Since 2016, we have completed over 60 accretive asset purchases and since the beginning of 2020, we completed four larger stock purchase acquisitions. With our strong track record of successful strategic acquisitions, an extensive acquisitions team and a robust proprietary technology platform in place, we intend to accelerate our inorganic growth by taking advantage of the fragmented HME market.
Drive Profitable Market Share Gains.   We believe we will continue to gain market share from competitors through various strategies we have implemented, including:
•
Augmenting our sales team with individuals that have strong referral source relationships;

•
Increasing the number of preferred provider agreements;

•
Increasing the number of preferred relationships with Payors;

•
Refining major market strategies to continue to penetrate large metropolitan markets;

•
Continuing to create annual growth plans for each of our over 300 locations, by products and services; and

•
Maintaining compensation, bonus and incentive structures to be focused on profitable growth.

We believe that these strategies, combined with our operating rigor and focus on execution, have allowed us to grow at a highly attractive organic growth rate and will continue to drive our strong growth.
Continue to Expand Our Product and Service Offerings.   We have an efficient, proven, and scalable home healthcare delivery platform to which new products and services can be added to enhance organic growth. We continue to regularly evaluate and add new product lines and services with high growth rates and

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

attractive margins. We believe our experience in expanding products and service offerings will position us to grow in new areas and add new patient categories going forward such as diabetes care, ventilators for ALS (Lou Gehrig’s disease) and pediatric patients and other HME solutions.
Benefit from and facilitate value-based healthcare paradigm shift.   The shift to value-based care and payment systems are increasing the pressure on providers to transition patients out of in-patient settings faster, prevent readmissions and monitor patient care in the home and deliver optimized treatments. Through our leading home care delivery platform, combined with our ability to deliver streamlined access to patient health information through our proprietary technology, we enable providers to implement outcomes-driven value-based care programs. This allows us to generate early notifications to providers for timely interventions.
Utilize technology platform to capture cross sell opportunities.   As the level of co-morbidities increases and the overall utilization of home healthcare expands, we are focused on using our technology and data resources to identify opportunities to serve unmet needs of existing patients and address any gaps in care. Our proprietary technology platform combined with differentiated insights into patient information allows us to identify opportunities to cross-sell our products and services, better serve our patients and improve their quality of life. Our data-driven approach helps drive incremental access to care for our patients and drive organic growth.
Recent Developments
On April 30, 2021 the Company purchased a complementary business for $2.9 million in an all-cash transaction. This acquisition expands our wound care products and supplies business. As of the date of this offering, we are in the process of determining the allocation of the fair value of the consideration paid for the acquisition to the fair value of net assets received.
On June 3, 2021 the Company amended the Rotech Healthcare Inc. Credit Facility to, among other things, (i) permit this offering (ii) effectuate certain other changes to the Rotech Healthcare Inc. Credit Facility to accommodate Rotech Healthcare Holdings Inc.’s status as a publicly listed company following this offering, (iii) permit the acquisition of Gamma (as defined below), (iv) increase the amount of permitted capital leases to $50 million, from $40 million and (v) permit the payment in full of the Rotech Healthcare Holding Credit Facility with the net proceeds to us from the offering. In addition, on June 3, 2021, we borrowed $18.5 million under the Acquisition Revolving Credit Facility of the Rotech Healthcare Inc. Credit Facility.
On June 3, 2021, Rotech Healthcare Inc. completed the acquisition of GAMMA Holdings, LLC and subsidiaries (“Gamma”) for $17.2 million in an all-cash transaction. Gamma primarily focuses on the rental of CPAP devices and the sale of CPAP supplies with two locations in Fredrick, Maryland and Allentown, Pennsylvania. The acquisition expands our CPAP patient base and provides two new locations to expand the geographic footprint for our other product offerings. As of the date of this offering, we are in the process of determining the allocation of the fair value of the consideration paid for the acquisition to the fair value of the net assets acquired. This acquisition was not a significant acquisition for accounting and Regulation S-X purposes and therefore the Company has not included pro forma information or historical financial statements of Gamma in this prospectus.
Our Sponsors
Capital Group is one of the oldest and largest privately held investment management organizations in the United States with nearly 90 years of investment experience. Through its investment management subsidiaries, Capital Group actively manages equity and fixed income investments in various collective investment vehicles and institutional client separate accounts globally. The vast majority of these assets consist of the American Funds family of mutual funds, which are U.S. regulated investment companies managed by Capital Research and Management Company. Capital Group is an active manager that uses rigorous fundamental research to find attractive investments and manage risks.
Silver Point is a registered investment adviser specializing in global credit and special situations investing. The firm, based in Greenwich, Connecticut, was launched in 2002 by Edward Mulé and Robert O’Shea, both previously Partners at Goldman Sachs, where they co-headed Goldman’s Special Situation Investing Business. The firm was designed and built to have the deep resources, expertise and capital needed to invest in the global credit markets throughout credit cycles. Silver Point employs a deeply analytical,

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

fundamentally-driven, bottom-up approach to investing and invests across a variety of industries, geographies and capital structures. As of March 31, 2021, Silver Point has over 170 employees and manages approximately $13.5 billion in capital.
Venor is an event-driven investment firm specializing in sub-investment grade stressed, distressed, and special situation corporate opportunities in North America and Europe, with a focus on middle market capital structures. The firm, based in New York, New York, was founded in 2005 by the firm’s Co-Chief Investment Officers, Michael Wartell and Jeffrey Bersh. Venor seeks to uncover under-valued, under-followed, and misunderstood opportunities, driven by both secular and cyclical shifts. Furthermore, Venor’s focus on middle market business allows the team to play a critical role in the process whereby they can leverage decades of experience navigating highly complex situations.
After the completion of this offering, our Sponsors collectively will beneficially own approximately     % of our common stock (or       % if the underwriters exercise their option to purchase additional shares in full). See “Principal and Selling Stockholders” and “Risk Factors— Each of our Sponsors and their affiliates control us and their individual interests may conflict with ours or yours in the future.” Since none of our Sponsors will individually own more than 50% of the voting power of our common stock, the Company will not be a “controlled company” within the meaning of the Nasdaq Global Select Market (“Nasdaq”) corporate governance standards.
Our Sponsors and/or their respective affiliates are lenders under the Rotech Healthcare Holdings Credit Facility and therefore will receive a portion of the net proceeds to us from the offering. Silver Point Finance, LLC, an affiliate of Silver Point, serves as administrative agent under the Rotech Healthcare Holdings Credit Agreement. Upon repayment of the Rotech Healthcare Holdings Credit Facility, Capital Group and its affiliates will receive $     , Silver Point and its affiliates will receive $      and Venor and its affiliates will receive $      therefrom.
Risk Factors
An investment in shares of our common stock involves substantial risks and uncertainties that may adversely affect our business, results of operations and financial condition. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth in the section titled “Risk Factors” immediately following this prospectus summary in deciding whether to invest in our common stock. These risks include, among others, the following:
•
we depend on reimbursements by Payors, which can and do change fee schedules, contract terms, reimbursement rules and standards of care which can lead to lower reimbursement rates, higher rate of denials and additional costs;

•
our Payor contracts, including those with organizations that represent a significant portion of our business, are subject to renegotiation or termination which could result in a decrease in our revenue and profits;

•
possible changes in the mix of patients and products and services provided, as well as Payor mix and payment methodologies, could have a material adverse effect on our business, results of operations, financial condition and prospects;

•
material contracts with the VA may not be extended or re-awarded to us as they expire, which could cause a material negative impact to our revenue and profitability; six of our seven VA contracts have a current expiration date during 2021 and, if such VA contracts are not extended by the end of 2021, in part due to a 2016 U.S. Supreme Court decision favoring veteran-owned small businesses, we will lose substantially all of our VA revenue over the next one to three years;

•
the recent COVID-19 pandemic and the global attempt to contain it may harm our business, results of operations, financial condition and prospects and ability to execute on our business plan;

•
ventilator product line revenues may be negatively impacted by various actions taken by Payors, our competitors and regulators;

•
if we are unable to provide consistently high quality of care at lower costs, our business will be adversely impacted;

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

•
our failure to establish and maintain relationships with hospital and physician referral sources may cause our revenue to decline;

•
our failure to successfully design, modify and implement technology and other process changes to maximize productivity and ensure compliance could ultimately have a significant negative impact on our business, results of operations, financial condition and prospects;

•
our failure to maintain controls and processes over billing and collections, including impacts from the outsourcing or offshoring of parts of our billing and collections activities, estimating the collectability of our accounts receivable or the deterioration of the financial condition of our Payors, could have a significant negative impact on our business, results of operations, financial condition and prospects;

•
our reliance on relatively few vendors for the majority of our patient equipment and supplies and new excise taxes which are to be imposed on certain manufacturers of such items could adversely affect our ability to operate;

•
we rely on, and in the future we may rely on, third-party contractors and components for certain of our technology, software, information systems and products and our disaster recovery plan;

•
changes or disruption in supplies, or inability to timely scale-up manufacturing of our products and services provided by third parties could adversely affect our business;

•
unexpected changes in vendor payment terms may weaken our financial position;

•
our business is dependent on the protection of our intellectual property. If our intellectual property rights or our protection and enforcement of them is inadequate to protect our competitive advantage, our business, results of operations, financial condition and prospects could be adversely affected;

•
we may be subject to intellectual property infringement claims or other allegations, which could result in payment of substantial damages, penalties and fines and removal of data or technology from its system;

•
if our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected;

•
our capitation arrangement may prove unprofitable if actual utilization rates exceed our assumptions;

•
we are highly dependent upon senior management; our failure to attract and retain key members of senior management could have a material adverse effect on us;

•
the home healthcare industry is highly competitive and fragmented and susceptible to vertical integration by manufacturers and suppliers, Payors, providers (such as hospital systems) or disruptive new entrants;

•
we may be adversely affected by consolidation among health insurers and other industry participants;

•
there is an inherent risk of liability in the provision of healthcare services; damage to our reputation or our failure to adequately insure against losses, including from substantial claims and litigation, could have an adverse impact on our business, results of operations, financial condition and prospects;

•
any economic downturn, deepening of an economic downturn, continued deficit spending by the federal government or state budget pressures may result in a reduction in payments and covered services;

•
changes in home healthcare technology and/or product and therapy innovations may make the equipment and services we currently provide obsolete or less competitive;

•
our failure to comply with regulatory requirements or receive regulatory clearances or approvals for the Company’s products or operations in the United States could adversely affect our business;

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

•
reductions in Medicare, Medicaid and commercial Payor reimbursement rates could have a material adverse effect on our business, results of operations, financial condition and prospects;

•
we, our employees, independent contractors, consultants, vendors and commercial partners may fail to comply with applicable laws and regulations or engage in misconduct or other improper activities. If we fail to comply with applicable laws and regulations, we could suffer penalties or be required to make significant changes to our operations;

•
we have been and could become the subject of federal and state investigations and compliance reviews;

•
if we fail to maintain required licenses, certifications, or accreditation, or if we do not fully comply with requirements to provide notice to or obtain approval from regulatory authorities due to changes in our ownership structure or operation, it could adversely impact our operations;

•
our operations are subject to various environmental, health and safety laws and regulations, including related to storage, transportation and provision of medical gas products and compressed and liquid oxygen, which carries an inherent risk of rupture, leaks, fires or other accidents, and could potentially result in fines or penalties or cause substantial loss and liability that could have a material adverse effect on our business, results of operations, financial conditions and prospects;

•
failure of a key information technology system, process or site could have an adverse effect on our business; and

•
a cyber-attack, a security breach or the improper disclosure of protected health information (“PHI”) could cause a loss of confidential data, give rise to remediation and other expenses, expose us to liability under HIPAA and the Health Information Technology for Economic and Clinical Health Act (“HITECH”), consumer protection, common law or other legal theories, subject us to litigation and federal and state governmental inquiries, damage our reputation, and otherwise be disruptive to our business.

Please see “Risk Factors” for a discussion of these and other factors you should consider before making an investment in shares of our common stock.
Our Organizational Structure
The following diagram depicts our organizational structure and equity ownership immediately following this offering. This diagram is provided for illustrative purposes only and does not show all of our legal entities or ownership percentages of these entities.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

Our Sponsors(1)
Other Pre-IPO Owners(1)
Public Stockholders(1)
Rotech Healthcare Holdings Inc.
Rotech Healthcare Holdings Credit Facility(2)
100%
Rotech Intermediate Holdings Inc.
100%
Rotech Healthcare Inc.
Rotech Healthcare Inc. Credit Facility(3)
100%
Operating Subsidiaries

(1)
After the completion of this offering, our Sponsors will beneficially own    % of our outstanding common stock (or    % if the underwriters exercise their option to purchase additional shares in full), our other pre-IPO owners will own    % of our outstanding common stock (or    % if the underwriters exercise their option to purchase additional shares in full) and public stockholders will own    % of our outstanding common stock (or    % if the underwriters exercise their option to purchase additional shares in full) assuming an offering price of $      per share of common stock, which is the midpoint of the range on the cover of this prospectus. See “Principal and Selling Stockholders.”

(2)
As of March 31, 2021, there were $149.3 million of borrowings outstanding under a term loan under the Rotech Healthcare Holdings Credit Facility. We expect to repay all amounts outstanding under the Rotech Healthcare Holdings Credit Facility in connection with this offering. Our Sponsors and/or their respective affiliates are lenders under the Rotech Healthcare Holdings Credit Facility and therefore will receive a portion of the net proceeds to us from the offering. See “Use of Proceeds.”

(3)
On June 3, 2021, the Company amended the Rotech Healthcare Inc. Credit Facility to (i) permit this offering, to (ii) effectuate certain other changes to the Credit Facility to accommodate Rotech Healthcare Holdings Inc.’s status as a publicly listed company following the initial public offering, (iii) permit the acquisition of Gamma, (iv) increase the amount of permitted capital leases to $50 million, from $40 million and (v) permit the payment in full of the Rotech Healthcare Holding Credit Facility with the net proceeds to us from the offering. In addition, on June 3, 2021, we borrowed $18.5 million under the Acquisition Revolving Credit Facility of the Rotech Health care Inc. Credit Facility. As of March 31, 2021, there were $330.8 million of borrowings outstanding under a term loan and no outstanding borrowings under the working capital revolving credit facility and $13.0 million of borrowings under the Acquisition Revolving Credit Facility of the Rotech Healthcare Inc. Credit Facility.

In connection with this offering we intend to enter into (i) a stockholders agreement and (ii) a registration rights agreement which will provide each of our Sponsors demand registration rights and

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

customary “piggyback” registration rights. See the section titled “Description of Common Stock—Registration Rights” for a description of these registration rights.
Emerging Growth Company
We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). An emerging growth company may take advantage of specified reduced reporting requirements that are otherwise generally applicable to public companies. These reduced reporting requirements include:
•
the requirement to present only two years of audited financial statements and only two years of related management’s discussion and analysis in this prospectus;

•
the ability to elect to delay compliance with new or revised accounting standards until they are made applicable to private companies;

•
an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal control over financial reporting;

•
reduced disclosure about our executive compensation arrangements; and

•
an exemption from the requirements to obtain a non-binding advisory vote on executive compensation or shareholder approval of any golden parachute arrangements.

We may take advantage of these provisions until we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of: (i) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (ii) the date we qualify as a large accelerated filer, which would occur as of the last day of the fiscal year in which we have been subject to SEC reporting requirements for at least 12 months, we have filed at least one Annual Report on Form 10-K, and we have at least $700 million of equity securities held by non-affiliates as of the end of the second quarter of that fiscal year; (iii) the date on which we have, in any three-year period, issued more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of the listing of our common stock on Nasdaq. We may choose to take advantage of some but not all of these reduced reporting burdens. We have taken advantage of certain reduced reporting burdens in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.
The JOBS Act permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to use this extended transition period until we are no longer an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period. As a result, our consolidated financial statements may not be comparable to the financial statements of companies that comply with new or revised accounting pronouncements as of public company effective dates.
For certain risks related to our status as an emerging growth company, see the section titled “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.”
Corporate Information
Rotech Healthcare Holdings Inc. was incorporated in Delaware on April 4, 2018. Our principal executive offices are located at 3600 Vineland Road, Orlando, Florida, 32811 and our telephone number is (407) 822-4600.
Our website address is www.rotech.com. The information on, or that can be accessed through, our website is not part of this prospectus and is not incorporated by reference herein. We have included our website address as an inactive textual reference only.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

The Offering
Common stock offered by us	.	.	.
            shares.
Common stock offered by the selling stockholders
            shares.
Option to purchase additional shares
We have granted the underwriters an option to purchase up to           additional shares of common stock and the selling stockholders have granted the underwriters an option to purchase up to           additional shares of common stock, in each case, at the public offering price less underwriting discounts and commissions, which can be exercised at any time within 30 days after the date of this prospectus.
Common stock outstanding immediately after this
offering
           shares (or            shares if the underwriters exercise their option to purchase additional shares in full). See “Our Organizational Structure.”
Use of proceeds	.	.	.	.	.	.	.	.	.	.	.	.
We estimate that the net proceeds to us from the sale of our common shares in this offering will be approximately $        million (or approximately $       million if the underwriters exercise their option to purchase additional shares in full), based on the public offering price of $       per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares in this offering by the selling stockholders, including upon the sale of shares if the underwriters exercise their option to purchase additional shares. We currently intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, to (i) repay all amounts outstanding under the Rotech Healthcare Holdings Credit Facility and (ii) for general corporate purposes, including working capital, operating expenses and capital expenditures. We may also use a portion of the net proceeds from this offering for the acquisition of businesses or other assets that we believe are complementary to our own. Our Sponsors and/or their respective affiliates are lenders under the Rotech Healthcare Holdings Credit Facility and therefore will receive a portion of the net proceeds to us from the offering. See “Use of Proceeds” for additional information.
Risk factors	.	.	.	.	.	.	.	.	.	.	.	.	.	.	.
Investing in shares of our common stock involves risks. See “Risk Factors” for a discussion of risks you should carefully consider before deciding to invest in our common stock.
Proposed Nasdaq trading
symbol
“ROTK”
In this prospectus, unless otherwise indicated, the number of shares of common stock outstanding and the other information based thereon is based on         shares outstanding as of March 31, 2021, after giving effect to this offering, including application of the use of proceeds thereof and the repayment of the Rotech Healthcare Holdings Credit Facility and does not reflect:
•
        shares of common stock issuable upon exercise of options outstanding as of March 31, 2021, at a weighted-average exercise price of $        per share;

•
        shares of common stock issuable upon the exercise of options granted after March 31, 2021, at a weighted-average exercise price of $        per share; and

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

•
       shares of common stock reserved for future issuance under the 2021 Omnibus Incentive Plan. See “Executive and Director Compensation—Post-IPO Equity Compensation Plans—2021 Omnibus Incentive Plan.”

Except as otherwise specifically indicated, all information in this prospectus assumes or gives effect to the following:
•
a     -for-     reverse stock split of our common shares to be effective on            , 2021;

•
no exercise of the underwriters’ option to purchase up to            additional common shares in this offering;

•
no exercise of the outstanding options described above after March 31, 2021;

•
the redemption of the Rotech Healthcare Holdings Credit Facility with a portion of the proceeds from this offering; and

•
the filing and effectiveness of our amended articles of incorporation which will occur immediately prior to the completion of this offering.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

Summary Consolidated Financial and Other Data
The following tables summarize, for the periods and as of the dates indicated, our consolidated financial data. We have derived the summary consolidated statements of operations data for the years ended December 31, 2020 and 2019 and the summary consolidated balance sheet data as of December 31, 2020 and 2019 from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statements of operations data for the three months ended March 31, 2021 and 2020 and the summary consolidated balance sheet data as of March 31, 2021 were derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The unaudited condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of our management, reflect all normal recurring adjustments necessary for the fair statement of our consolidated results for these periods. The results for any interim period are not necessarily indicative of the results that may be expected for the full year. Our historical results are not necessarily indicative of the results expected for any future period.
You should read the summary consolidated financial data below, together with the consolidated financial statements and related notes thereto appearing elsewhere in this prospectus, as well as “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the other financial information included elsewhere in this prospectus.
	Three Months Ended March 31,		Year Ended December 31,
(in thousands, except per share data)	2021	2020	2020	2019
Summary Statement of Operations Data:
Revenues	$142,003	$110,842	$503,183	$408,304
Cost of revenues:
Product and supply costs	18,955	15,357	69,698	57,352
Patent service equipment depreciation	19,177	16,648	68,872	57,610
Operating expenses	16,032	14,690	59,559	53,134
Total cost of revenues	54,164	46,695	198,129	168,096
Gross profit	87,839	64,147	305,054	240,208
Expenses:
Selling, general and administrative	59,222	48,276	221,838	183,967
Depreciation and amortization	2,805	1,297	7,913	5,190
Total expenses	62,027	49,573	229,751	189,157
Operating income	25,812	14,574	75,303	51,051
Other expenses (income):
Interest expense, net	8,301	14,619	45,661	52,481
Loss on debt refinance	—	—	1,700	4,637
Other (income) expense, net	(7)	54	145	(722)
Total other expense	8,294	14,673	47,506	56,396
Income (loss) before income taxes	17,518	(99)	27,797	(5,345)
Income tax expense (benefit)	4,674	97	(91,363)	(9,148)
Net income (loss)	$12,844	$(196)	$119,160	$3,803
Basic and diluted earnings (loss) per share:
Net income (loss) per share(1)	$1.61	$(0.02)	$14.90	$0.48
Weighted average shares outstanding:
Basic and diluted(2)	8,000.00	8,000.00	8,000.00	8,000.00

(1)
Net income per share represents net income divided by the common shares issued and outstanding.

(2)
Basic and diluted weighted average shares outstanding: We had 9,600,000 shares authorized and 8,000,000 shares issued and outstanding at December 31, 2020 and 2019 and at March 31, 2021 and 2020.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

	As of March 31,		As of December 31,
(in thousands)	2021	2020	2020	2019
Summary Balance Sheet Data:
Current assets	$140,918	$130,986	$129,625	$116,944
Property and equipment, net	189,733	141,179	177,707	137,413
Total assets	697,764	534,442	668,510	516,958
Current liabilities	150,202	125,674	147,880	112,986
Other long-term liabilities	11,124	9,762	11,155	6,732
Deferred tax liability	—	23,370	—	23,370
Debt, less current portion	493,836	465,234	479,717	463,272
Total liabilities	655,162	624,040	638,752	606,360
Total stockholders’ equity (deficit)	42,602	(89,598)	29,758	(89,402)
	Three Months Ended March 31,		Year Ended December 31,
(in thousands)	2021	2020	2020	2019
Operational and Other Data:
EBITDA(1)	$47,801	$32,465	$150,243	$109,936
Adjusted EBITDA(1)	48,440	32,568	152,615	115,651
Adjusted EBITDA Margin(1)	34.1%	29.4%	30.3%	28.3%
Adjusted EBITDA less Base Patient Capex(1)	32,310	21,585	99,321	65,284
Adjusted EBITDA less Base Patient Capex Margin(1)	22.8%	19.5%	19.7%	16.0%

(1)
EBITDA is a non-GAAP measure that represents net income for the period before the impact of interest income, interest expense, income taxes, and depreciation and amortization. EBITDA is widely used by securities analysts, investors and other interested parties to evaluate the profitability of companies. EBITDA eliminates potential differences in performance caused by variations in capital structures, tax positions, the cost and age of tangible assets and the extent to which intangible assets are identifiable. Adjusted EBITDA is a non-GAAP measure that represents EBITDA before certain items that impact comparison of the performance of our businesses either period-over-period or with other businesses. We use Adjusted EBITDA as a key profitability measure to assess the performance of our businesses. We believe that Adjusted EBITDA should, therefore, be made available to securities analysts, investors and other interested parties to assist in their assessment of the performance of our businesses. Adjusted EBITDA less Base Patient Capex is a non-GAAP measure that represents Adjusted EBITDA less purchases of patient equipment net of dispositions (“Base Patient Capex”). For purposes of this metric, Base Patient Capex is measured as the value of the patient equipment received, less the net book value of dispositions of patient equipment during the accounting period. This metric is useful in evaluating the liquidity of the Company as the business requires significant capital expenditures to maintain its patient equipment fleet due to asset replacement and contractual commitments. We believe that Adjusted EBITDA less Base Patient Capex should, therefore, be made available to securities analysts, investors, and other interested parties to assist in their assessment of the liquidity of our businesses.

Adjusted EBITDA Margin is a non-GAAP measure that represents Adjusted EBITDA as a percentage of revenue. Adjusted EBITDA less Base Patient Capex Margin is a non-GAAP measure that represents Adjusted EBITDA less Base Patient Capex as a percentage of revenue.
Below, we have provided a reconciliation of EBITDA, Adjusted EBITDA, and Adjusted EBITDA Margin to our net income, the most directly comparable financial performance measure calculated and presented in accordance with GAAP. We have also provided a reconciliation of Adjusted EBITDA less Base Patient Capex and Adjusted EBITDA less Base Patient Capex Margin to net cash provided by operating activities, the most directly comparable financial measure of cash flow calculated and presented in accordance with GAAP. EBITDA, Adjusted EBITDA, Adjusted

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

EBITDA less Base Patient Capex, Adjusted EBITDA Margin and Adjusted EBITDA less Base Patient Capex Margin should not be considered alternatives to net income, net cash provided by operating activities or any other measure of financial performance or liquidity calculated and presented in accordance with GAAP. Our EBITDA, Adjusted EBITDA, Adjusted EBITDA less Base Patient Capex, Adjusted EBITDA Margin and Adjusted EBITDA less Base Patient Capex Margin may not be comparable to similarly titled measures of other organizations because other organizations may not calculate these measures in the same manner as we calculate these measures.
Our uses of EBITDA, Adjusted EBITDA, Adjusted EBITDA less Base Patient Capex, Adjusted EBITDA Margin and Adjusted EBITDA less Base Patient Capex Margin have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:
•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect capital expenditure requirements for such replacements or other contractual commitments;

•
EBITDA, Adjusted EBITDA, Adjusted EBITDA less Base Patient Capex, Adjusted EBITDA Margin and Adjusted EBITDA less Base Patient Capex Margin do not reflect changes in, or cash requirements for, our working capital needs;

•
EBITDA, Adjusted EBITDA, Adjusted EBITDA less Base Patient Capex, Adjusted EBITDA Margin and Adjusted EBITDA less Base Patient Capex Margin do not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our indebtedness; and

•
other companies, including companies in our industry, may calculate EBITDA, Adjusted EBITDA, Adjusted EBITDA less Base Patient Capex, Adjusted EBITDA Margin and Adjusted EBITDA less Base Patient Capex Margin measures differently, which reduces their usefulness as a comparative measure. See “Summary Consolidated Financial and Other Data.”

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin exclude items that can have a significant effect on our profit or loss and should, therefore, be used in conjunction with, not as substitutes for, net income for the period. We compensate for these limitations by separately monitoring net income from continuing operations in each period.
The following table reconciles EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin to net income, the most directly comparable financial performance measure prepared in accordance with GAAP:
	Three Months Ended March 31,		Year ended December 31,
(in thousands)	2021	2020	2020	2019
Net income	$12,844	$(196)	$119,160	$3,803
Interest expense(1)	8,301	14,619	45,661	52,481
Income tax (benefit)(2)	4,674	97	(91,363)	(9,148)
Depreciation and amortization(3)	21,982	17,945	76,785	62,800
EBITDA	47,801	32,465	$150,243	$109,936
Loss on debt refinance(4)	—	—	1,700	4,637
Other(5)	639	103	672	1,078
Adjusted EBITDA	48,440	32,568	$152,615	$115,651
Adjusted EBITDA Margin(6)	34.1%	29.4%	30.3%	28.3%

(1)
Interest expense for the year ended December 31, 2020 was $45.7 million compared to $52.5 million for the year ended December 31, 2019, a decrease of $6.8 million. The decrease in interest expense for the year ended December 31, 2020 was primarily driven by the impact of lower interest rates.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

Interest expense for the three months ended March 31, 2021 was $8.3 million compared to $14.6 million for the three months ended March 31, 2020, a decrease of 6.3 million. The decrease in interest expense for the three months ended March 31, 2021 was primary driven by lower overall long-term debt balances combined with lower overall average interest rates.
(2)
Income tax (benefit) for the year ended December 31, 2020 was $(91.4) million compared to $(9.1) million for the year ended December 31, 2019. In 2020, the deferred tax valuation reserve of $98.7 million was reversed as the Company determined that it will generate sufficient taxable income in the future to utilize their net operating loss carryforwards and credit carryforwards prior to their expirations. Income tax expense for the three months ended March 31, 2021 was $4.7 million compared to $0.1 million for the three months ended March 31, 2020.

(3)
Depreciation and amortization for the year ended December 31, 2020 was $76.8 million compared to $62.8 million for the year ended December 31, 2019, an increase of $14.0 million or 22.3%. The increase in depreciation and amortization for the year ended December 31, 2020 was primarily driven by the increase in capital expenditures for patient service equipment to facilitate our growth. Depreciation and amortization for the three months ended March 31, 2021 was $22.0 million compared to $17.9 million for the three months ended March 31, 2020, an increase of $4.1 million or 22.9%. The increase in depreciation and amortization for the three months ended March 31, 2021 was primarily driven by increased amortization expense related to intangible assets related to our acquisitions in 2020 and 2021.

(4)
Loss on debt refinance related to the refinancing of the Rotech Healthcare Inc. Credit Facility in both 2020 and 2019. The loss on debt refinance for the year ended December 31, 2020 was $1.7 million compared to $4.6 million for the year ended December 31, 2019, a decrease of $2.9 million, or 63.0%.

(5)
Other EBITDA adjustments include severance, outside legal and consulting costs in connection with Board directed consulting activities plus an administrative fee on the Rotech Healthcare Holdings Credit Facility.

(6)
Adjusted EBITDA Margin is Adjusted EBITDA as a percentage of revenue and is calculated as follows:

	Three Months Ended March 31,		Year ended December 31,
(in thousands)	2021	2020	2020	2019
Adjusted EBITDA	48,440	32,568	152,615	115,651
Revenue	142,003	110,842	503,183	408,304
Adjusted EBITDA Margin	34.1%	29.4%	30.3%	28.3%
The following table reconciles Adjusted EBITDA less Base Patient Capex and Adjusted EBITDA less Base Patient Capex Margin to net cash provided by operating activities, the most directly comparable financial measure of cash flow prepared in accordance with GAAP:
	Three Months Ended March		Years Ended December 31
(in thousands)	2021	2020	2020	2019
Net cash provided by operating activities	$41,143	$31,057	$139,096	$100,443
Gain on sales of property and equipment	424	28	552	996
Loss on Debt Refinance	—	—	(1,700)	(4,637)
Other	—	—	481	—
Changes in Operating Assets and Liabilities (excluding interest and taxes)	2,477	(2,456)	(3,981)	955
Interest Income	(1)	(117)	(118)	(635)
Interest Paid	3,743	3,940	15,933	12,736
Income Taxes Paid	15	13	(20)	78
EBITDA	$47,801	$32,465	$150,243	$109,936

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

	Three Months Ended March		Years Ended December 31
(in thousands)	2021	2020	2020	2019
Loss on Debt Refinance	—	—	1,700	4,637
Adjustments	639	103	673	1,078
Adjusted EBITDA	$48,440	$32,568	$152,616	$115,651
Base Patient Capex(1)	16,130	10,983	53,294	50,367
Adjusted EBITDA less Base Patient Capex(2)	$32,310	$21,585	$99,322	$65,284
Adjusted EBITDA less Base Patient Capex Margin(3)	22.8%	19.5%	19.7%	16.0%

(1)
Base Patient Capex is the capital expenditure that is necessary to maintain the base patient count for each product, without any growth. Base patient capital expenditure includes purchases of new equipment to replace lost, damaged or stolen equipment, equipment that has reached end of its reasonable useful life or reached its rent-to-purchase cap. The increase in Base Patient Capex in the year ended December 31, 2020 results from the overall growth in patient counts offset by our asset recovery efforts to help ensure we recover our patient service equipment when the patients are no longer using it. The increase in Base Patient Capex in the three months ended March 31, 2021 results from the overall growth in patient counts offset by our asset recovery efforts to help ensure we recover our patient service equipment when the patients are no longer using it.

(2)
Adjusted EBITDA less Base Patient Capex was $99.3 million for the year ended December 31, 2020 compared to $65.3 million for the year ended December 31, 2019, an increase of $34.0 million or 52.1%. The increase in Adjusted EBITDA less Base Patient Capex for the year ended December 31, 2020, was primarily driven by the growth in revenues while leveraging our fixed-cost base and ensuring we recover our patient service equipment when the patients are no longer using it. Adjusted EBITDA less Base Patient Capex was $32.3 million for the three months ended March 31, 2021 compared to $21.6 million for the three months ended March 31, 2020, an increase of $10.7 million or 49.5%. The increase in Adjusted EBITDA less Base Patient Capex for the three months ended March 31, 2021 was primarily driven by the growth in revenues while leveraging our fixed-cost base and ensuring we recover our patient service equipment when the patients are no longer using it.

(3)
Adjusted EBITDA less Base Patient Capex Margin is Adjusted EBITDA less Base Patient Capex as a percentage of revenue and is calculated as follows.

	Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019
Adjusted EBITDA less Base Patient Capex	$32,310	$21,585	$99,321	$65,284
Revenue	$142,003	$110,842	$503,183	$408,304
Adjusted EBITDA less Base Patient Capex Margin	22.8%	19.5%	19.7%	16.0%

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

RISK FACTORS
An investment in shares of our common stock involves risks. You should carefully consider the following information about these risks, together with the other information contained in this prospectus, before investing in shares of our common stock. If any of the following risks occur, our business, results of operations, financial condition and future growth prospects could be materially and adversely affected. In these circumstances, the market price of our common stock could decline, and you may lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors, including the risks described below. See “Special Note Regarding Forward-Looking Statements.”
Risks Related to Our Business and Operations
We depend on reimbursements by Payors, which can and do change fee schedules, contract terms, reimbursement rules and standards of care, which can lead to lower reimbursement rates, higher rate of denials and additional costs.
We receive a substantial portion of our payments for our products and services from Payors, including national and regional insurers and MCOs, Medicare, Medicaid and the VA. For the year ended December 31, 2020, approximately 48.2%, 26.7%, 4.5% and 12.4% of our revenues were generated from MCOs, Medicare and Medicaid programs and the VA, respectively.
The reimbursement process is complex and can involve lengthy delays. Payors continue their efforts to control expenditures for healthcare products and services, including proposals to revise reimbursement policies. While we generally recognize revenue on the date of in-person delivery of equipment or rental revenues on the date of shipment or monthly anniversary date through a third party to the patient, or as a result of entering into a contract in the case of capitation revenue on the basis of insured lives without regard to the actual services provided, there can be delays before we receive actual payment for these products and services. In addition, Payors may disallow, in whole or in part, requests for reimbursement based on determinations that certain amounts are not reimbursable under plan coverage, that products or services provided were not medically necessary, or that additional supporting documentation is necessary, for one or more reasons, such as retroactive membership status change.
Recoupments and retroactive adjustments may change amounts realized from Payors. For example, we may not immediately be made aware of certain patients who have been admitted to a hospital, moved into skilled nursing facility care or passed away and we may continue to inadvertently bill such patients, thus resulting in an increase in recoupments or adjustments from Payors.
Certain Payors have filing deadlines and will not pay claims submitted after such deadlines. We are subject to audits of our reimbursement claims under MCO Plans, Medicare, Medicaid, and other governmental programs and may be required to repay these agencies if they determine that we were incorrectly reimbursed. Government Payors can and do in certain cases levy fines and other penalties related to any number of issues including overpayments, regulatory violations or other matters and in some cases even when the Company believes it followed appropriate regulatory guidelines. Delays and uncertainties in the reimbursement process may adversely affect our financial position or results and increase the overall costs of our collection efforts. The failure of our systems and billing and collection center employees to detect these errors, notify and convince the Payors of their errors and to obtain the corrected reimbursements could negatively impact our business, results of operations, financial condition and prospects.
Additionally, we have noticed a reduction in the number of home healthcare and providers included in certain Payors insurance plans. While we have retained all insurers that we transact with and have not lost any Payors as a result, we cannot guarantee that we will not be impacted in the future.
As such, due to the various factors outlined above, risks associated with collecting reimbursement from Payors and the inability to monitor and manage accounts receivable successfully could have a material adverse effect on our business, results of operations, financial condition and prospects.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

Our Payor contracts, including those with organizations that represent a significant portion of our business, are subject to renegotiation or termination which could result in a decrease in our revenue and profits.
From time to time, our Payor contracts are amended (sometimes through unilateral action by Payors regarding payment policy), renegotiated, subjected to a bidding process with our competitors, or terminated altogether. Sometimes in the renegotiation process, contracts in certain lines of business may not be renewed or a Payor may enlarge its provider network or otherwise adversely change the way it conducts its business with us. In other cases, a Payor may reduce its provider network in exchange for lower payment rates. Our revenue from a Payor may also be adversely affected if the Payor alters its utilization management expectations and/or administrative procedures for payments and audits, changes its order of preference among the providers to which it refers business or imposes a third-party administrator, network manager or other intermediary. Any reduction in our projected revenues as a result of these or other factors could also lead to impairment of the value of our intangible assets, which would result in a decrease in value of these assets on our balance sheet. We cannot assure you that our Payor contracts will not be terminated or altered in ways that are unfavorable to us as a result of renegotiation or such administrative changes. Terminations or alterations of contracts, particularly those that are concentrated with organizations that represent a significant portion of our business, could have a material effect on our business, results of operations, financial condition and prospects. Payors may also decide to refer business to their owned provider subsidiaries. Some Payors have developed or acquired, or may in the future develop or acquire, an ownership interest in our competitors or administrative intermediaries. These activities could materially reduce our revenue from these Payors.
Possible changes in the mix of patients and products and services provided, as well as Payor mix and payment methodologies, could have a material adverse effect on our business, results of operations, financial condition and prospects.
Our revenues are determined by a number of factors, including our mix of patients, the rates of payment among Payors and the mix of our products and services provided. A shift towards Payors with lower prices, or from higher gross margin products to lower gross margin products, would reduce our gross margins. Changes in the mix of our patients, products and services provided, payment methodologies or the Payor mix among commercial Payors, Medicare, and Medicaid could have a material adverse effect on our business, results of operations, financial condition and prospects. If the market opportunities for our products and services and patient categories are smaller or not as profitable as we have estimated, we have difficulties in expanding our products and services and patient categories or we fail to capture cross-selling opportunities, we may not be able to continue to grow as profitably as we have expected, which may adversely affect our business, results of operations, financial condition and prospects.
Material contracts with the VA may not be extended or re-awarded to us as they expire, which could cause a material negative impact to our revenue and profitability; six of our seven VA contracts have a current expiration date during 2021 and, if such contracts are not extended by the end of 2021, in part due to a 2016 U.S. Supreme Court decision favoring veteran-owned small businesses, we will lose substantially all of our VA revenue over the next one to three years.
We are one of the largest providers of home oxygen services in the United States to patients served by the VA. Our total revenue from the VA in 2020 was $62.5 million, which was approximately 12.4% of our revenues for the year ended December 31, 2020. We have seven Veterans Integrated Service Networks (“VISNs”) exclusive contracts: six contracts to provide home oxygen and one contract to provide DME. These contracts are generally awarded as five-year contracts in the form of a one-year contract with four option years, but the VA can and does provide extensions past the five-year term, generally in one- to six-month increments. Six of our seven VA contracts have a current expiration date during 2021. Although we have received multiple extensions on these contracts in the past, there can be no assurance that they will be extended again which would cause us to lose substantially all of our VA revenue over the next one to three years.
The U.S. Supreme Court decision in Kingdomware Technologies, Inc. v. United States (2016), has affected procurement processes and decisions made by the VA. Prior to Kingdomware, the VA interpreted the contracting preference in 38 U.S.C. § 8127 for veteran-owned small businesses (“VOSBs”) and service-disabled veteran-owned small businesses (“SDVOSBs”) to be satisfied when the agency achieved its stated

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

VOSB and SDVOSB contracting goals for the fiscal year and not applicable to certain types of orders. The Supreme Court ruled in Kingdomware that the statute requires the VA to award contracts through competitions restricted to VOSBs or SDVOSBs whenever the agency has a reasonable expectation that two or more such firms will submit offers and an award can be made at a fair and reasonable price and capable of servicing the contract, which is known as the “VA Rule of Two.” Under Kingdomware, the VA Rule of Two applies to all VA procurements, including through the Federal Supply Schedule (“FSS”). The VISN contract expiring in 2024 was awarded to us in 2019, after the VISN determined that there were no two or more VOSBs or SDVOSBs that submitted offers, which enabled Rotech and other larger providers to bid on the contract. Although the VA continues to award contracts to businesses other than VOSBs and SDVOSBs, the agency has placed greater emphasis on VOSBs and SDVOSBs in contracting decisions since Kingdomware. Kingdomware is limited to a statute that applies only to procurements conducted by the VA and not by any other regulatory agency.
As such, we have formed various joint ventures with a SDVOSB to enable us to bid on these contracts. There is no guarantee that these contracts will be extended when they expire. The impact of this risk could have a material impact on our revenue and earnings. Our ability to secure new VA business through our joint ventures cannot be assured. Additionally, even if our joint venture wins future bids on these contracts, these contracts will generate substantially lower revenue and profits as a result of lower overall pricing combined with having to share those revenues and profits with our joint venture partner. Furthermore, there is a risk that the joint venture may fail to fulfil the contract in its entirety or fail to perform the contracts to our standards, which could adversely affect our business, results of operations, financial condition and prospects or have a negative impact on our reputation.
While multiple extensions of contracts with the VA have historically occurred, there is no guarantee that this will continue. A sub-segment of the geography of one of these contracts has already transitioned to smaller competitors. We believe that, in part due to the Kingdomware decision favoring small business, we will lose substantially all of our VA revenue over the next one to three years, the timing of which will depend on whether extensions of contracts with the VA will continue past the most current expiration dates.
The recent COVID-19 pandemic and the global attempt to contain it may harm our business, results of operations, financial condition and prospects and ability to execute on our business plan.
The global spread of the COVID-19 pandemic and the various efforts to contain the outbreak has created significant volatility, uncertainty and economic disruption and have had a significant impact, both directly and indirectly, on businesses and commerce with as movement and travel of workers became limited, supply chains have been disrupted, facilities and production have been suspended, and demand for certain goods and services, such as medical equipment, supplies and services, has spiked, while demand for other goods and services, such as travel, has fallen. The future progression of the outbreak and its effects on our business and operations continues to be uncertain.
Government mandates and healthcare advisories have implemented various measures to control the spread of the outbreak through quarantines, executive orders, shelter-in-place orders, travel restrictions, heightened border scrutiny and other measures. Such orders or restrictions, and the perception that such orders or restrictions could continue or, after being lifted, be reinstated for a period of time, have resulted in business closures, work stoppages, slowdowns and delays, work-from-home policies, travel restrictions and cancellation of events, among other effects that could negatively impact productivity and disrupt our business and operations. To protect the health and safety of our employees, patients, suppliers and other vendors, we implemented a work-from-home policy for a significant portion of our workforce, put in place enhanced travel-safe policies and altered certain aspects of our operations, including acquisition and distribution of personal protective equipment (“PPE”) to our patient-facing employees and accelerated capital expenditures of certain products. While many of our operations can be performed remotely, there is no guarantee that we have been, or will be, as effective or productive in a work-from-home environment, given that our team is dispersed, many employees may have additional personal needs to attend to (such as looking after children as a result of school closures or family who becomes sick), and employees may become sick themselves and unable to work. While the impact of the COVID-19 pandemic did not have a material adverse impact on our consolidated operating results for the twelve months ended December 31, 2020 or the three months ended March 31, 2021, we have experienced intermittent declines in revenues from certain services associated

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

with certain of our product categories and disruption in certain physician practices (such as a decline in the set up of CPAP devices) due to prioritization of hospital resources toward the COVID-19 pandemic, which may continue during the duration of the COVID-19 pandemic. These declines were offset by an increase in revenue related to increased demand for certain respiratory products (such as oxygen concentrators, tanks and ventilators) and increased sales in our PAP resupply businesses. There is no guarantee that these offsetting increases in revenue will continue during the duration of the COVID-19 pandemic. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Impact of COVID-19 Pandemic.”
Similarly, our third-party suppliers and vendors may face disruptions in their operations. The COVID-19 pandemic has impacted manufacturing in regions where some of our vendors manufacture their products. Shortages of key equipment, such as stationary oxygen concentrators, or delays in manufacturing or transport have caused us to pay premium air freight or purchase alternative equipment at a higher cost. In 2020, these added costs were fully offset by the COVID-19 relief funds provided under Coronavirus Aid, Relief, and Economic Security (“CARES”) Act. In response to the COVID-19 pandemic, our sales force have had to adopt certain changes in their policies and practices related to their interactions with new and existing patients and building relationships with referral sources, methods of monitoring and driving patient compliance with use of prescribed medical equipment and data collection processes to increasingly rely on digital technologies. In addition, key regulatory agencies that we interact with, including the Food and Drug Administration (“FDA”), CMS and HHS may adjust their operations, reassess their capacities and redirect resources in a way that would adversely impact our ability to obtain necessary certificates, approvals or bidding contracts in our expected timeline. For instance, we may face impediments to regulatory meetings due to measures intended to limit in-person interactions or delays in inspections that are necessary for potential approvals and accreditation to conduct our business. Furthermore, given increased government expenditures associated with its response to the COVID-19 pandemic, we could see increased government obligations which could negatively impact reimbursement rates, and accordingly, our business, results of operations, financial condition and prospects. If our third-party vendors and regulators continue to experience shutdowns or operational disruptions, our ability to conduct our business in the manner and on the timelines presently planned could be materially and negatively impacted.
While the pressures of global business closures, limitations on movement, economic disruptions and related impacts of the COVID-19 pandemic have abated in 2021, especially with the availability of vaccines and continued government measures to slow the spread of the outbreak, there is risk that such disruptions continue and the business, economic and financial impact of any such disruption cannot be estimated at this time. Should such disruptions and restrictions continue for an extended period of time, our business, results of operations, financial condition and prospects may be materially and adversely affected. To the extent the resulting economic disruption is severe, we could see some of our third-party suppliers and vendors go out of business, resulting in supply and/or service constraints as well as increased costs or delays in meeting the needs of our patients.
The extent to which the COVID-19 pandemic and the various responses to control the outbreak may impact our business, results of operations, financial condition and prospects will depend on numerous other evolving factors that we are not able to predict, including:
•
the duration, severity and scope of the COVID-19 pandemic;

•
governmental, business and individuals’ actions that have been and continue to be taken in response to the COVID-19 pandemic;

•
the availability of, and cost to access, the capital markets;

•
our ability to pursue, finance and integrate acquisitions and conduct related diligence;

•
our ability to comply with financial and operating covenants in our debt and operating lease agreements;

•
potential for intangible asset impairment charges;

•
the increased cost and loss of efficiency associated with additional precautionary measures taken in order to engage in in-person interactions with, and provide care to, patients infected or potentially infected with COVID-19;

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

•
the effect on our patients and physician/facility referral sources, and the demand for and ability to pay for healthcare services;

•
disruptions or restrictions on our employees’ ability to travel and work, including as a result of their health and well-being;

•
availability of third-party providers to whom we outsource portions of our internal business functions, including billing, collections, administrative and information systems and other services;

•
ability of our third-party suppliers and other vendors to maintain their delivery commitments;

•
risk of contagion as a result of interaction between patients, referral sources (and other constituencies). and our employees; and

•
increased risk of cybersecurity breaches and other unauthorized uses as a result of remote working conditions.

During the COVID-19 pandemic, we may not be able to provide the same level of service and products that our patients and physicians/facility referral sources are used to, which could negatively impact their perception of our products and/or services.
We will continue to actively monitor the issues raised by the COVID-19 pandemic and may take further actions that alter our business operations, as may be required by federal, state, or local authorities, or that we determine are in the best interests of our patients, employees, and stockholders. It is not clear what the potential effects any such alterations or modifications may have on our business, including the effects on our patients, suppliers or vendors, or on our financial results. Further, while the potential economic impact brought by and the duration may be difficult to assess or predict, the COVID-19 pandemic has resulted in significant disruptions of global financial markets, which could reduce our ability to access capital, which could in the future negatively affect our liquidity.
The potential effects of the COVID-19 pandemic on our business, results of operations, financial condition and prospects may also have the effect of heightening many of the other risks described in this “Risk Factors” section, including as a result of, but not limited to, the factors described above. Due to the unprecedented and constantly evolving nature of the COVID-19 pandemic, its impact or that of a similar health epidemic is highly uncertain and subject to change.
The sizes of the market opportunities for our HME products and services and future areas of expansion have not been established with precision and may be significantly smaller than we estimate. If we overestimate the size and growth in the markets in which we currently or plan to operate in, our business, results of operations, financial condition and prospects may be adversely affected and we may not be able to grow the markets for our products and services as intended or at all.
Our assessment of the potential market opportunity for the HME products and services that we offer, especially in our five core business lines–oxygen, ventilators, sleep therapy, wound care and DME–as well as other areas and patient populations in which we seek to expand, such as diabetes and ventilators for ALS and pediatric patients, is based on industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties, which we have not commissioned, and our own internal market research and estimates. The potential market opportunities for our HME products and services are difficult to precisely estimate because the patient population that would benefit from our medical equipment and supplies often have comorbid conditions with many disease states and some conditions, such as COPD and OSA, are highly underdiagnosed. Therefore, our estimates of the potential market opportunities for our HME products and services include several key assumptions based on our industry knowledge, industry publications, third-party research and our own market research and estimates, which may be based on a small sample size and fail to accurately reflect market opportunities. If any of our assumptions or estimates, or these publications, research, surveys or studies prove to be inaccurate, then the actual market for our HME products and services may be smaller than we expect, and as a result our sales growth, revenue and profitability may be limited and the actual market opportunity could be less than our forecasts.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

Ventilator product line revenues may be negatively impacted by various actions taken by Payors, our competitors and regulators.
Changes to the medical necessity criteria related to ventilators could increase the difficulty for patients who have been prescribed a ventilator to qualify under the Medicare rules. CMS defines “medically necessary” as services or supplies that: are proper and needed for the diagnosis or treatment of one’s medical condition; are provided for the diagnosis, direct care, and treatment of one’s medical condition; meet the standards of good medical practice in the local area; and are not mainly for the convenience of the patient or doctor. This could lead to a decline in the demand for our products and have a negative impact on our revenues.
If we are unable to provide consistently high quality of care at lower costs, our business will be adversely impacted.
Providing high quality patient care at lower cost is the cornerstone of our business. We believe that hospitals, physicians and other referral sources refer patients to us in large part because of our reputation for delivering high quality care at lower cost. Clinical quality is becoming increasingly important within our industry. Medicare imposes a financial penalty upon hospitals that have excessive rates of patient readmissions within 30 days from hospital discharge for patients with specific medical conditions. We believe this provides a competitive advantage to home healthcare providers who can differentiate themselves based upon quality, particularly by achieving low patient acute care hospitalization readmission rates and by implementing disease management programs designed to be responsive to the needs of patients served by referring hospitals. We are focused on improving our patient outcomes. If we should fail to attain our goals regarding patient acute care hospitalization readmission rates and other quality metrics, we expect our ability to generate referrals would be adversely impacted, which could have a material adverse effect on our business, results of operations, financial condition and prospects.
However, we may need to increase costs, including for clinical labor, to provide our services at appropriate quality levels, which could lead to lower margins, and result in decreased demand for our products and services from our patients and Payors as they choose to conduct business with other lower cost home healthcare providers.
Our failure to establish and maintain relationships with hospital and physician referral sources may cause our revenue to decline.
Any contracts we have with hospitals, sleep labs and other physician groups are not exclusive and can be terminated with or without cause, on short notice. Our business is mostly dependent on our ability to work closely with hospitals and physicians to accept discharges and referrals of their patients who require our products and services. Therefore, our success is significantly dependent on referrals from hospital and physician sources. If we are unable to successfully establish new referral sources and maintain strong relationships with our current referral sources, or if efforts to increase the skill level and effectiveness of our sales force are not effective, our revenues may decline. In addition, our relationships with referral sources are subject to federal and state healthcare laws such as the federal Anti-Kickback Statute and the Stark Law, and compliance with these laws limits the scope of our relationships with our referral sources.
Our failure to successfully design, modify and implement technology and other process changes to maximize productivity and ensure compliance could ultimately have a significant negative impact on our business, results of operations, financial condition and prospects.
We are continuously exploring all areas of our operations where we can modify the current processes or systems in order to attain a higher level of productivity or ensure compliance. Additionally, Medicare and Medicaid often change their documentation requirements. CMS and other Payors have taken steps to support electronic data interchange processes, as well as to implement electronic clinical templates and suggested clinical data elements for documenting face-to-face encounters, detailed written orders and written orders prior to delivery, and laboratory test results for certain DMEPOS items. Certain Payors have complex and onerous rules which are a challenge and costly to follow, including prior authorization requirements. The standards and rules for healthcare transactions, code sets and unique identifiers also continue to evolve, such as, for example, the AMA’s Current Procedural Terminology (“CPT”), International

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

Classification of Diseases Revision 10 (“ICD-10”) and Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) 5010 and various data security requirements. Moreover, government programs and/or commercial Payors may have difficulty administering new standards and rules for healthcare transactions, which may adversely affect timelines of payment or payment error rates. Our failure to successfully design and implement system or process modifications could have a significant impact on our business, results of operations, financial condition and prospects. The implementation of new standards and rules may require us to make substantial investments. Further, the implementation of these system or process changes could have a disruptive effect on related transaction processing and operations. If our implementation efforts related to systems development are unsuccessful, we may need to write off amounts that we have capitalized related to systems development projects. Additionally, if systems development implementations do not occur, we may need to incur additional costs to support our existing systems. Furthermore, mistakes can be made during the processing of claims which can cause those claims to be denied, leading to potential refunds, fines or other penalties.
If CMS requires prior authorization or implements changes in documentation necessary for our products, our business, results of operations, financial condition and prospects could be negatively impacted.
CMS has established and maintains a Master List of Items Frequently Subject to Unnecessary Utilization of certain DMEPOS items identified as being subject to unnecessary utilization. This list identifies items that CMS has determined could potentially be subject to Prior Authorization as a condition of Medicare payment. Since 2012, CMS has also maintained a list of categories of DMEPOS items that require face-to-face encounters with practitioners and written orders before the DMEPOS supplier may furnish the items to beneficiaries. In a final rule issued in 2019, CMS combined and harmonized the two lists to create a single unified list (the “Master List”). CMS also reduced the financial threshold for inclusion on the Master List. With certain exceptions for reductions in Payment Threshold, items remain on the Master List for ten years from the date the item was added to the Master List. The presence of an item on the Master List does not automatically mean that prior authorization is required. Under the 2019 final rule, CMS selects items from the Master List for inclusion on the “Required Prior Authorization List.” The expanded Master List would increase the number of DMEPOS items potentially eligible to be selected for prior authorization, face-to-face encounter and written order prior to delivery requirements as a condition of payment. If CMS adds additional products to the Master List, expands the list of items subject to prior authorization, or expands face-to-face encounter requirements or provisions requiring a written order prior to deliver, these changes may adversely impact our business, results of operations, financial condition and prospects.
Our failure to maintain controls and processes over billing and collections, including impacts from the outsourcing or offshoring of parts of our billing and collections activities, estimating the collectability of our accounts receivable or the deterioration of the financial condition of our Payors, could have a significant negative impact on our business, results of operations, financial condition and prospects.
The collection of accounts receivable is one of our most significant challenges and requires constant focus, involvement by management and continuous enhancements to information systems and billing center operating procedures. Further, some of our patients and Payors may experience financial difficulties, or may otherwise not pay accounts receivable when due, resulting in increased write-offs. The COVID-19 pandemic may exacerbate these conditions. See “—The recent COVID-19 pandemic and the global attempt to contain it may harm our business, results of operations, financial condition and prospects and ability to execute on our business plan.” Our Payors also make errors in their reimbursements to us. The failure of our systems and billing and collection center employees to detect these errors, notify and convince the Payors of their errors and to obtain the corrected reimbursements could negatively impact our business, results of operations, financial condition and prospects. There can be no assurance that we will be able to maintain our current levels of collectability in future periods or accurately estimate the collectability of accounts receivable. For instance, at the beginning of each billing cycle when patients may begin coverage under a new insurance carrier and deductibles reset, we routinely see patient collections decrease. If we are unable to properly bill and collect our accounts receivable, our business, results of operations, financial condition and prospects will be adversely affected. From time to time, we are involved in disputes with various parties, including Payors and their intermediaries regarding their performance of various contractual or regulatory obligations. These disputes may lead to legal and other proceedings and may cause

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

us to incur costs or experience delays in collections, increases in accounts receivable or loss of revenue. In addition, in the event such disputes are not resolved in our favor and/or result in the termination of our relationships with such parties, there may be an adverse impact on our business, results of operations, financial condition and prospects. Further, while we have made significant progress in the collection of our accounts receivable in recent years, we may not be able to further improve our net leverage ratios.
In addition, we have an outsourcing strategy in place with respect to certain administrative functions, disaster recovery services and other services. Where permitted, we utilize offshore and domestic business process and services firms to assist with implementing this strategy. There is significant competition for skilled technical professionals, and we expect that competition to increase, which could result in our outsourcing strategy not achieving its intended benefits. Operations in other parts of the world involve certain regional geopolitical risks that are different as compared to operating in the United States, including the possibility of civil unrest, terrorism and substantial regulation by the individual governments. These factors may cause disruptions in our business processes, which could have a material adverse effect on our business, results of operations, financial condition and prospects. We also may experience negative reactions from some patients, providers and Payors, as a result of the actual or perceived disruption caused by the outsourcing of portions of our business operations. If we fail to maintain controls over our outsourced activities then such failure could have an adverse effect on our business, results of operations, financial condition and prospects.
Our reliance on relatively few vendors for the majority of our medical equipment and supplies and new excise taxes which are to be imposed on certain manufacturers of such items could adversely affect our ability to operate.
We currently rely on a relatively small number of vendors to provide us with the majority of our medical equipment and supplies, with five of our vendors providing approximately 75% of our total service equipment and supply purchases in the year ended December 31, 2020. These third-party vendors are not our employees, and except for remedies available to us under our agreements with such third-party, we have limited ability to control the amount or timing of resources that any such third-party will devote to manufacturing our medical equipment and supplies. If these third-party vendors do not satisfactorily carry out their contractual duties or fail to meet expected deadlines, our products and services to our patients may be delayed or subject to increased costs. The third parties we rely on for these services may also have relationships with other entities, some of which may be our competitors. From time to time, we also enter into certain exclusive arrangements with a given vendor for the provision of medical equipment and supplies. Further, some of our supply agreements contain pricing scales that depend on meeting certain order volumes. Our inability to procure certain medical equipment and supplies, including as a result of failure to maintain and renew certain agreements and access arrangements, could have a materially adverse effect on our business, results of operations and financial condition. For example, in the event of a public health emergency, the government may limit our access to certain equipment by purchasing such equipment themselves due to public interest. This may lead to heavy reliance on a limited number of vendors, thus causing a shortage in our own equipment and supply inventory. We often use vendors selectively for quality and cost reasons. Significant price increases, or disruptions in the ability to obtain such equipment and supplies from existing vendors, may force us to increase our prices (which we may be unable to do) or reduce our margins, which would force us to use alternative vendors. As such, our reliance on relatively few vendors could have an adverse effect on our business, results of operations, financial condition and prospects.
If any of our relationships with these third parties terminate, we may not be able to enter into arrangements with alternative third parties or do so on commercially reasonable terms. Any change in the existing vendors we use could cause delays in the delivery of products and possible losses in revenue, which could adversely affect our business, results of operations, financial condition and prospects. In addition, alternative vendors may not be available, or may not provide their products and services at similar or favorable prices. If we cannot obtain the medical equipment and supplies we currently use, or alternatives at similar or favorable prices, our ability to provide such products may be severely impacted, which could have an adverse effect on our business, results of operations, financial condition and prospects.
We do not currently have invention assignment agreements with all of our employees. If we are unable to protect the confidentiality of our other proprietary information, our business and competitive position may be harmed.
Since we do not own or have a license or other rights under any patents that are material to our business, we rely on other proprietary rights, including protection of trade secrets, and other proprietary

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

information that is not patentable or that we elect not to patent. However, trade secrets can be difficult to protect, and some courts are less willing or unwilling to protect trade secrets. To maintain the confidentiality of our trade secrets and proprietary information, we must obtain assignments of those proprietary rights from our employees or third-party contractors and include confidentiality provisions that we have in contracts with our employees, consultants, collaborators and others upon the commencement of their relationship with us. We do not currently have such assignments or confidentiality obligations in place with respect to all of our employees. We also cannot guarantee that we have entered into such agreements with other parties that may have or have had access to our trade secrets or proprietary technology and processes. Without having these agreements in place, there may be disputes around ownership of information that we consider ours or otherwise use in connection with our business, and we may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by such third parties.
Even where we have agreements in place, these contracts may not provide meaningful protection for our trade secrets, know-how, or other proprietary information in the event of any unauthorized use, misappropriation, or disclosure of such trade secrets, know-how, or other proprietary information. There can be no assurance that such third parties will not breach their agreements with us, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known or independently developed by competitors. Despite the protections we do place on our intellectual property or other proprietary rights, monitoring unauthorized use and disclosure of our intellectual property is difficult, and we do not know whether the steps we have taken to protect our intellectual property or other proprietary rights will be adequate.
We rely on, and in the future we may rely on, third-party contractors and components for certain of our technology, software, information systems and products and our disaster recovery plan.
We rely on, and in the future we may rely on, third parties for certain of our technology, software, information systems and product needs including our disaster recovery plan. If we are unable to obtain or maintain licenses to utilize such technology, software, information systems or products, we could incur unanticipated expenses, suffer disruptions in service, experience regulatory issues and lose revenue from the operation of our business. For example, some of our technology, software, information systems and products contain components or products that are developed by third parties. We may not be able to replace the functions provided by these third-party components or products if they become obsolete, defective or incompatible with future versions of our products or with our services and solutions, or if they are not adequately maintained or updated, which could adversely affect our competitive business position and harm our business prospects. Furthermore, in the future, should we be required to obtain licenses to any third-party technology, such licenses may not be available to us on commercially reasonable terms, or at all. If we are unable to obtain rights to required third-party technology or intellectual property rights or maintain the existing rights we have, we may be required to expend significant time and resources to replace such rights, which may not be feasible on a technical or commercial basis and may harm our business, results of operations, financial condition and prospects.
We believe we have all the necessary licenses from third parties to use technology, software and intellectual property assets used in our business that we do not own. A third party could, however, allege that we are infringing its rights, which may deter our ability to obtain licenses on commercially reasonable terms from the third party, if at all, or cause the third party to commence litigation against us. If we fail to comply with our obligations in any of our license agreements, the licensor may have the right to terminate the license and we may not be able to make use of the technology that was covered by the license, which may adversely impact our business.
In addition, we may find it necessary to initiate litigation against a third party to protect our trade secrets, to enforce our intellectual property rights and to determine the scope and validity of any proprietary rights of others. Any such litigation, or the failure to obtain any necessary licenses or other rights, could cause us to incur significant expenses and could distract our management and other personnel from their normal responsibilities and could materially and adversely affect our business. Alternate sources for the technology, software, information systems and products currently provided by third parties to us may not be available to us in a timely manner, and may not provide us with the same functions as currently provided to us or may be more expensive than products we currently use or sell.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

Further, the risk of intellectual property infringement claims against us may increase as we expand our business to include more third-party systems and products and continue to incorporate third-party components, software and/or other intellectual property into the products we sell. Also, individuals and firms have purchased intellectual property assets in order to assert claims of infringement against technology providers and customers that use such technology. Any infringement action brought against us or our providers could be costly to defend or lead to an expensive settlement or judgment against us and we may not have sufficient financial or other resources to conduct such litigation adequately. Any of the foregoing could harm our business, results of operations, financial condition and prospects.
Changes or disruption in supplies, or inability to timely scale-up manufacturing of our products and services provided by third parties could adversely affect our business.
As a medical device distributor, we rely on third-party device manufacturers and suppliers to maintain compliance with all applicable regulatory requirements and to deliver products on schedule and in accordance with our expectations. There is a risk that a supplier or manufacturer fails to comply with applicable regulations, such as the FDA requirements including, but not limited to, pre- or post-approval inspections and current Good Manufacturing Practice (“cGMP”) requirements (e.g., violations that could render a product adulterated or misbranded), which could result in the FDA taking administrative or other legal action, as described above. An unfavorable resolution or outcome of any administrative, enforcement, or legal action against a manufacturer or supplier or any other matter that may arise out of any FDA inspection of their facilities or products could significantly and adversely affect our business. In March 2020, the FDA temporarily paused on-site routine surveillance inspections due to the COVID-19 pandemic. In a guidance issued in August 2020 and updated on January 29, 2021, the FDA explained that it resumed prioritized domestic inspections, such as pre-approval and surveillance inspections and that, for the foreseeable future, such prioritized domestic inspections would be pre-announced. The FDA has continued, on a case-by case basis, to conduct “mission-critical” inspections based on its evaluation of a number of factors related to the public health benefit of U.S. patients having access to the product subject to inspection (e.g., whether the product may have received breakthrough therapy designation or is used to diagnose, treat, or prevent a serious disease or medical condition for which there is no other appropriate substitute). Failure by any such supplier to meet its contractual obligations or to comply with applicable laws or regulations could delay or prevent the manufacture, commercialization, or distribution of our products, and could also result in non-compliance or reputational harm. We do not conduct formal environmental, social or governance due diligence on our third-party vendors and may not be in a position to identify regulatory compliance issues in a timely manner.
Our reliance on third-party manufacturers and suppliers also subjects us to risks that could harm our business, including: a risk that we may not be able to obtain adequate supply in a timely manner or on commercially reasonable terms; a risk that we may have difficulty timely locating and qualifying alternative suppliers or manufacturers; a risk that there may be fluctuations in demand for products that affect our manufacturers’ or suppliers’ ability to deliver products in a timely manner; a risk that the manufacturers or suppliers with which we contract may fail to comply with regulatory requirements, be subject to lengthy compliance, validation or qualification periods, or make errors in manufacturing products or components that could negatively impact our product; and a risk that the manufacturers or suppliers with which we contract may encounter financial hardships unrelated to our demand for products or components, which could inhibit their ability to fulfill our orders and meet our requirements. In addition, given the rapid and evolving nature of the pandemic, COVID-19 could negatively affect our manufacturers or suppliers by interrupting, slowing, or rendering our supply chains inoperable. The COVID-19 pandemic also could result in a requirement to utilize alternative, and potentially more expensive, sources of materials or products, or an inability to find such alternative sources of materials or products. It is uncertain how the COVID-19 pandemic will affect our operations generally if these impacts persist or exacerbate over an extended period of time. These impacts could have a material adverse effect on our business, results of operations, financial condition and prospects.
Identifying and qualifying additional or replacement manufacturers or suppliers, if required, may not be accomplished quickly and could involve significant additional costs. Any interruption or delay in the supply of products, or our inability to obtain products from alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demands of our patients and cause providers to refer

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

patients to our competitors and could therefore have a material adverse effect on our business, results of operations, financial condition and prospects.
Unexpected changes in vendor payment terms may weaken our financial position.
Certain of our suppliers and vendors provide extended payment terms, ranging from a period of 90 days to nine months. Changes in those terms could have a material impact on our cash flow and results of operations. We have had to historically renegotiate payment terms and other provisions in agreements with certain suppliers and vendors in order to improve our financial position. If we are required to renegotiate any of these agreements, and lose the advantage of extended payment terms, our business, results of operations, financial condition and prospects may be adversely affected.
In addition, some of our vendors provide us with capital leases on attractive terms. If our vendors tighten their credit limits on these capital leases, or decline to provide such capital leases, then we may be forced to seek alternative financing arrangements on less favorable terms. These arrangements may be at a higher cost to us and may have a negative impact on our business, results of operations, financial condition and prospects.
Our business is dependent on the protection of our intellectual property. If our intellectual property rights or our protection and enforcement of them is inadequate to protect our competitive advantage, our business, results of operations, financial condition and prospects could be adversely affected.
The success of our business depends in part on our ability to protect our intellectual property rights with respect to our technologies. We rely on certain unregistered intellectual property rights, including unpatented intellectual property embodied in the software we develop, to protect and prevent others from duplicating our proprietary technology. Such means may afford only limited protection of our intellectual property and may not: (i) prevent our competitors from duplicating our technology; (ii) prevent our competitors from gaining access to our proprietary information and technology; or (iii) permit us to gain or maintain a competitive advantage.
In addition, there can be no assurance that competitors and other third parties will not independently develop, or otherwise design around, our intellectual property protections related to our proprietary technology, in which case we would not be able to prevent such third parties from using developing similar technology.
We may be subject to intellectual property infringement claims or other allegations, which could result in payment of substantial damages, penalties and fines and removal of data or technology from its system.
Because we have not conducted a formal freedom to operate analysis for intellectual property related to our product or service offerings, we may not be aware of intellectual property that a third party might assert are infringed by one of our current or future product or service offerings, which could materially impair our business. Even in the event that we conduct a formal freedom to operate analysis, intellectual property searches to determine whether our products or services infringe intellectual property held by third parties are inherently uncertain and such searches cannot assure that all relevant intellectual property is identified.
In addition, our competitors or other third parties may obtain intellectual property protection that could restrict or preclude our ability to lawfully operate in a competitive manner, which could have a material adverse effect on our business, results of operations, financial condition and prospects. Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, sell or market our products, which could make it more difficult for us to operate our business.
From time to time, we may need to defend ourselves against intellectual property infringement or trade secret misappropriation claims, and companies holding patents, copyrights, trademarks or other intellectual property rights may bring suits alleging infringement of such rights by us or our employees or otherwise assert their rights and urge us to take licenses from them for payment. Any such intellectual property infringement claim could result in costly litigation and divert management’s attention and resources.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

We use certain open source technology in our business. We may face claims from open source licensors claiming ownership of, or demanding the release of, the technology and any other intellectual property that we developed using or derived from such open-source technology.
We use open-source technology in our business and will continue to use open-source technology in the future. There is a risk that open-source technology licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to offer our products. Open source licensors may also decide to change the conditions on which they make their open-source technology available for our use. Additionally, we may face claims from open-source licensors claiming ownership of, or demanding the public release or free license of, the technology and any other intellectual property that it developed using or derived from such open source technology. These claims could result in litigation and could require that we make our technology freely available, purchase a costly license or cease offering the implicated products or services unless and until we can re-engineer them to avoid infringement. This re-engineering process could require significant technology and product development resources, and we may not be able to complete the process successfully.
If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.
We rely on our trademarks, service marks, domain names and logos to market our brands and to build and maintain brand loyalty and recognition. We rely on trademark protections to protect our business and our products and services. Our registered or unregistered trademarks, trade names or service marks may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. Effective trademark protection may not be available or may not be sought in every country in which our products are made available. Similarly, not every variation of a domain name may be available or be registered, even if available. We may not be able to protect our rights to these trademarks, domain names and trade names, which we need to build brand name recognition by potential patients or partners in our markets of interest. If that were to happen, we may be prevented from using our names, brands and trademarks unless we enter into appropriate royalty, license or coexistence agreements. Over the long term, if we are unable to establish name recognition based on our trademarks, service marks, domain names and trade names, then we may not be able to compete effectively, and our business could be adversely affected.
Our capitation arrangement may prove unprofitable if actual utilization rates exceed our assumptions.
We are party to one capitation arrangement with a commercial Payor, pursuant to which they have agreed to pay us a fixed amount (on a per member per month basis for a defined patient population) without regard to the actual services provided. Capitation revenues represented approximately 2.0% of our total revenues for 2020. We negotiate the contractual rate in this arrangement with the Payor based on assumptions regarding average expected utilization of services. If actual utilization rates exceed our assumptions, the profitability of this arrangement may be diminished. Moreover, we may be obligated to perform under such capitation arrangement even if the contractual reimbursement rates are insufficient to cover our costs based on actual levels of utilization.
We are highly dependent upon senior management; our failure to attract and retain key members of senior management could have a material adverse effect on us.
We are highly dependent on the performance and continued efforts of our senior management team. In order to best position our business, we elevated a team of professionals with deep industry and regulatory knowledge to leadership positions, including Timothy C. Pigg, our President and Chief Executive Officer, Thomas J. Koenig, our Chief Financial Officer and Treasurer, and Robin Menchen, our Chief Operating Officer, who have all served on several executive positions and have been instrumental in taking the steps necessary to optimize and improve our business and drive a significant cultural shift focused on disciplined and profitable growth. Our future success is dependent on our ability to continue to attract and retain qualified executive officers and senior management. Any inability to manage our operations effectively could have a material adverse effect on our business, results of operations, financial condition and prospects.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

Our business operations are labor intensive. Difficulty in hiring enough additional management and other employees, increasing costs of compensation or employee benefits, and the potential impact of unionization and organizing activities could have an adverse effect on our business, results of operations, financial condition and prospects.
The success of our business depends upon our ability to attract and retain highly motivated, well-qualified management and other employees. The payment of salaries and benefits to our employees is one of our most significant expenses. In addition, we face significant competition in the recruitment of qualified employees, which has in the past resulted in salary and wage increases for certain employee groups. In particular, continuously improving the quality of our sales force and marketing team with the technical expertise and supporting distribution capabilities to perform our services in each of the territories in which we may have approval to sell and market out products will be expensive, time-consuming and will require significant attention of our management. If we are unable to recruit or retain a sufficient number of qualified employees, or if the costs of compensation or employee benefits increase substantially, then our ability to deliver services effectively could suffer and our profitability would likely be adversely affected. For example, the increase in payments of unemployment benefits may impact the size of the labor pool that we have to choose from and proposed increases in the federal minimum wage may also negatively impact our costs of labor if such increases are enacted. In addition, union organizing activities may occur in the future, and the adverse impact of unionization and organizing activities on our costs and operating results could be substantial.
We may be required to take significant write-downs in connection with impairment of our intangible or other long-lived assets.
Intangible and other long-lived assets comprise a significant portion of our total assets. Intangible assets include trade names, Payor relationships and accreditations with various agencies. An impairment review of indefinite-lived intangible assets is conducted at least once a year and if events or changes in circumstances indicate that their carrying value may not be recoverable, an impairment write-down may be required. Intangible assets with a finite life and other long-lived assets are tested for recoverability whenever changes in circumstances indicate that their carrying value may not be fully recoverable.
Depending on the future business performance of the Company and other events, we may be required to recognize increased levels of future intangible amortization, or incur further charges to recognize the impairment of our assets. Such charges may be significant and may be further adversely impacted by the COVID-19 pandemic. See “—The recent COVID-19 pandemic and the global attempt to contain it may harm our business, results of operations, financial condition and prospects and ability to execute on our business plan.”
Limitations on the availability of capital or other financing sources on reasonable terms, as well as losses due to existing bad or uncollectible debts, could have an adverse impact on our business, results of operations, financial condition and prospects.
Our business requires significant liquidity to fund labor costs, including salaries, bonuses, benefits and travel-related expenses, product and supply costs, third-party customer service, billing and collections and logistics costs and medical equipment capital expenditures. Limitations on the availability of capital or other financing sources, including deferred payment arrangements with key suppliers, could have an adverse impact on our business. In addition, we may be required to seek new or additional equity or debt financing sources. In the event that additional financing is required from outside sources, we may not be able to raise such capital on terms acceptable to us or at all. Furthermore, as we shift our Payor mix toward commercial Payor plans that tend to have higher deductibles, there is a subsequent increase in patient co-pay responsibility and deductible volume which may cause us to be unable to collect on certain accounts receivable that patients incur. If we are unable to collect on these debts, raise additional capital or access other financing sources on reasonable terms, our business, results of operations and financial condition and prospects may be materially and adversely affected.
We are subject to risks associated with our incurrence of debt.
On December 17, 2020, our subsidiary entered into the Second Amended and Restated Credit Agreement (the “Second A&R Credit Agreement”), which provides for (i) a $15,000,000 senior secured

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

working capital revolving credit facility (including a letter of credit sub-facility and a swing line sub-facility); (ii) a $75,000,000 senior secured acquisition revolving credit facility and (iii) a senior secured term loan in an initial aggregate principal amount of $335,000,000. Net proceeds from the term loan under the under the Rotech Healthcare Inc. Credit Facility were used to repay a portion of the Rotech Healthcare Holdings Credit Facility term loan, to refinance outstanding revolving loans under the Amended and Restated Credit Agreement and to pay fees and expenses in connection with the Second A&R Credit Agreement. On June 3, 2021, we amended the Rotech Healthcare Inc. Credit Facility to (i) permit this offering, (ii) effectuate certain other changes to the Rotech Healthcare Inc. Credit Facility to accommodate Rotech Healthcare Holdings Inc.’s status as a publicly listed company following this offering, (iii) permit the acquisition of Gamma, (iv) increase the amount of permitted capital leases to $50 million, from $40 million and (v) permit the payment in full of the Rotech Healthcare Holding Credit Facility with the net proceeds to us from this offering. In addition, on June 3, 2021, we borrowed $18.5 million under the Acquisition Revolving Credit Facility of the Rotech Healthcare Inc. Credit Facility. We expect to refinance, renew or replace the Second A&R Credit Agreement prior to its maturity in December 2025 or to repay it with cash from operations. An inability to refinance the Rotech Healthcare Inc. Credit Facility prior to its maturity could have a material adverse effect on our business, results of operations, financial condition and prospects. See “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Liquidity and Capital Resources—Long-Term Debt” for more information on our credit facilities.
There can be no assurance that we will succeed in obtaining such amendment or refinancing on favorable terms, if at all, which could significantly increase our future interest expense and adversely impact our business, results of operations, financial condition and prospects.
Further, an increase to our level of indebtedness could:
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require us to dedicate a portion of our cash flow from operations to payments on our indebtedness, which could reduce the availability of cash flow to fund acquisitions, start-ups, working capital, capital expenditures and other general corporate purposes;

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limit our ability to borrow money or sell stock for working capital, capital expenditures, debt service requirements and other purposes;

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limit our flexibility in planning for, and reacting to, changes in our industry or business;

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make us more vulnerable to unfavorable economic or business conditions; and

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limit our ability to make acquisitions or take advantage of other business opportunities.

In the event we incur additional indebtedness, the risks described above could increase.
The agreements and instruments governing our indebtedness contain restrictions and limitations that could significantly impact our ability to operate our business.
Our Second A&R Credit Agreement contains covenants that, among other things, restrict the ability of management and its subsidiaries to:
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incur additional indebtedness and create liens;

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pay dividends and make other distributions or to purchase, redeem or return capital stock;

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purchase, redeem or retire certain junior indebtedness;

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make loans and investments;

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enter into agreements that limit management’s or its subsidiaries’ ability to pledge assets or to make distributions or loans to us or transfer assets to us;

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sell assets;

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enter into certain types of transactions with affiliates;

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consolidate, merge or sell substantially all assets;

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

•
make voluntary payments or modifications of junior indebtedness; and

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enter into lines of business.

Failure to generate sufficient cash flow to cover required payments or meet operating covenants under our long-term debt and long-term operating leases could result in defaults under such agreements and cross-defaults under other debt or operating lease arrangements, which could harm our operating subsidiaries. We may not generate sufficient cash flow from operations to cover required interest, principal and lease payments. In addition, our outstanding credit facilities contains restrictive covenants that requires us to maintain or satisfy specified coverage tests. These restrictions and operating covenants include, among other things, requirements with respect to net leverage ratios and fixed charge coverage ratios. These restrictions may interfere with our ability to obtain additional advances under our existing credit facilities or to obtain new financing or to engage in other business activities, which may inhibit our ability to grow our business and increase revenue. In addition, our failure to comply with these restrictive covenants could result in an event of default which, if not cured or waived, could result in the acceleration of our debt.
We may also incur future debt obligations that might subject us to additional restrictive covenants that could affect our financial and operational flexibility. We may be unable to refinance our indebtedness, at maturity or otherwise, on terms acceptable to us or at all.
Changes in tax laws may adversely affect us, and the Internal Revenue Service or a court may disagree with tax positions taken by us, which may result in adverse effects on our financial condition or the value of our common stock.
The Tax Cuts and Jobs Act (the “TCJA”), enacted on December 22, 2017, significantly affected U.S. tax law, including by changing how the United States imposes tax on certain types of income of corporations and by reducing the U.S. federal corporate income tax rate to 21%. It also imposed new limitations on a number of tax benefits, including deductions for business interest, use of net operating loss carry forwards, taxation of foreign income and the foreign tax credit, among others.
The CARES Act, enacted on March 27, 2020, in response to the COVID-19 pandemic, further amended the Internal Revenue Code of 1986 (the “Code”), including in respect of certain changes that were made by the TCJA, generally on a temporary basis. In addition, the Internal Revenue Service (“IRS”) has yet to issue guidance on a number of important issues regarding the changes made by the TCJA and the CARES Act. In the absence of such guidance, we will take positions with respect to a number of unsettled issues. There is no assurance that the IRS or a court will agree with the positions taken by us, in which case tax penalties and interest may be imposed that could adversely affect our business, cash flows or financial performance.
Additionally, the current administration may propose significant changes to U.S. tax law, some or all of which may be enacted. The passage of such legislation, as well as changes or modifications in existing judicial decisions or in the current positions of the IRS, could substantially modify the tax treatment described in this prospectus, possibly on a retroactive basis. We cannot predict whether the U.S. Congress or any other legislative body will enact new tax legislation or whether the IRS or any other tax authority will issue new regulations or other guidance, nor can we predict what effect such legislation or regulations might have on us or our financial condition. There can be no assurance that future tax law changes will not increase the rate of the corporate income tax significantly, impose new limitations on deductions, credits or other tax benefits, or make other changes that may adversely affect our business, cash flows or financial performance.
The offering may trigger a limitation on our ability to use our historic net operating losses (“NOLs”).
As of December 31, 2020, we had federal and state NOL carryforwards of approximately $417.3 million and $23.8 million, respectively. The federal NOLs include $383.9 million that may be used to offset up to 100% of future taxable income and certain federal and state NOLs will begin to expire in the calendar year 2021, unless previously utilized. Certain NOL carryforwards subject to expiration could expire unused and be unavailable to offset future income tax liabilities. Under the TCJA, as modified by the CARES Act, federal NOLs incurred in taxable years beginning after December 31, 2017 may be carried

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

forward indefinitely, but the deductibility of such federal NOLs in taxable years beginning after December 31, 2020 is limited to 80% of taxable income in such years.
Our ability to utilize historic NOL carryforwards to reduce future taxable income following this offering could be subject to various limitations under the Code. Section 382 of the Code generally imposes an annual limitation on the amount of NOLs that may be used to offset taxable income when a corporation has undergone an “ownership change” (as determined under Section 382 of the Code). An ownership change generally occurs if one or more stockholders (or groups of stockholders) who are each deemed to own at least 5% of such corporation’s stock change their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. In the event that an ownership change occurs, utilization of historic NOLs would be subject to an annual limitation under Section 382 of the Code. In general, the amount of the annual limitation is equal to the product of (a) the fair market value of the stock of the corporation immediately before the ownership change (with certain adjustments), multiplied by (b) the “long term tax exempt rate” (which is the highest of the adjusted federal long-term rates in effect for any month in the three-calendar-month period ending with the calendar month in which the ownership change occurs). Upon a change in ownership following this offering, all NOLs will be subject to limitation, if the restriction applies. Any unused annual limitation may be carried over to later years.
We are unable to predict whether the offering, if consummated, in combination with other transactions, will result in an ownership change. Any such ownership change would trigger a limitation (described above) on our ability to utilize all of our historic NOLs existing at the time of the ownership change. This could cause some of our NOLs to expire before we would be able to utilize them to reduce taxable income in future periods.
Natural disasters or other catastrophic events could materially disrupt and have a negative effect on our business, results of operations, financial condition and prospects.
Natural disasters, such as hurricanes or earthquakes, could disrupt our ability to do business. For example, such events could result in physical damage to one or more of our properties, the temporary closure of one or more of our locations, the temporary inability to process payroll or process claims, a negative effect in our ability to comply with certain licensing requirements, and/or a delay in the delivery of products and the provision of our service offerings. These events could also reduce demand for our products and service offerings, or make it difficult or impossible to receive products from suppliers. We may be required to suspend operations in some of our branch locations, which could have a material adverse effect on our business, results of operations, financial condition and prospects.
Our wholly-owned subsidiary, Rotech Healthcare Inc.’s prior bankruptcy could adversely affect our operations going forward.
On April 8, 2013, Rotech Healthcare Inc. filed for voluntary reorganization to re-classify certain indebtedness to equity under Chapter 11 of the Bankruptcy Code and officially emerged from bankruptcy on September 27, 2013. At the time of the bankruptcy filing, Timothy C. Pigg, our Chairman, President and Chief Executive Officer was Vice President of the Southeast Division for Operations and Sales for Rotech Healthcare Inc. and Robin Menchen, our Chief Operating Officer, was the Chief Compliance Officer of Rotech Healthcare Inc. The bankruptcy filing had an adverse effect on our credit standing with our lenders, certain suppliers, Payors and other trade creditors and the adverse publicity from this historical process could have a material adverse effect on our business, results of operations, financial condition and prospects.
Risks Related to Our Industry and Competition
The home healthcare industry is highly competitive and fragmented with limited barriers to entry and susceptible to vertical integration by manufacturers and suppliers, Payors, providers (such as hospital systems) or disruptive new entrants.
The home healthcare industry is intensely competitive and highly fragmented, as are each of the product and service line markets in which we compete. There are a large number of providers, some of which are national providers, but most of which are either regional or local providers, including hospital systems, physician specialists and sleep labs. Furthermore, other types of healthcare providers, including

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

industrial gas manufacturers, home healthcare agencies and health maintenance organizations, have entered and may continue to enter the market to compete with our various product and service lines. Some of our competitors may now or in the future have greater financial or marketing resources than we do, which may increase pricing pressure and limit our ability to maintain or increase our market share. In addition, in certain markets, competitors may have more effective sales and marketing activities or other products and services that are or perceived to be superior to our own. For example, if larger competitors adopt more aggressive pricing strategies, we could experience substantially lower sales of our products and services, reduce our market share and put us at a competitive disadvantage. Hospitals and health systems are routinely looking to provide coverage and better control of post-acute healthcare services, including home healthcare services of the types we provide. Hospitals and/or physician groups who accept capitation amounts that include payment for our services could seek reduced payment arrangements as compared to Payors.
These trends may continue as new payment models evolve, including bundled payment models, shared savings programs, value-based reimbursement and other payment systems.
Further, certain manufacturers or Payors may choose to compete with us in the future, including by integrating vertically with companies in our industry, which could generate new synergies and put us at a competitive disadvantage. A number of manufacturers of home respiratory equipment currently provide equipment directly to patients on a limited basis. Such manufacturers have the ability to provide their equipment at prices below those charged by us, and there can be no assurance that such direct-to-patient sales efforts will not increase in the future or that such manufacturers will not seek reimbursement contracts directly with our commercial Payors, who could seek to provide equipment directly to patients from the manufacturer. In addition, pharmacy benefit managers, including CVS Caremark and the OptumRx business of UnitedHealth Group Incorporated, could enter the home healthcare market and compete with us. Large technology companies, such as Amazon.com, Inc. and Alphabet Inc., have disrupted other supply businesses and entered the healthcare market, in the case of Amazon.com, Inc. and their new pharmacy offerings, or publicly stated their interest in doing so. In the event such companies enter the home healthcare market, we may experience a loss of referrals or revenue. Similarly, disruptive entrants such as Walmart Inc., may adopt a more efficient business model and cause further price reduction, or significant e-commerce competitors could limit our ability to expand our e-commerce business.
We cannot assure you that these and other industry changes and the competitive nature of the home healthcare environment will not adversely affect our business, results of operations, financial condition and prospects.
We may be adversely affected by consolidation among health insurers and other industry participants.
In recent years, a number of health insurers have merged or increased efforts to consolidate with other non-governmental Payors. Insurers are also increasingly pursuing alignment initiatives with healthcare providers. Consolidation within the health insurance industry may result in insurers having increased negotiating leverage and competitive advantages, such as greater access to performance and pricing data. Our ability to negotiate prices and favorable terms with health insurers in certain markets could be affected negatively as a result of this consolidation. In addition, the shift toward value-based payment models could be accelerated if larger insurers, including those engaging in consolidation activities, find these models to be financially beneficial. There can be no assurance that we will be able to negotiate favorable terms with Payors and otherwise respond effectively to the impact of increased consolidation in the Payor industry or vertical integration efforts.
There is an inherent risk of liability in the provision of healthcare services; damage to our reputation or our failure to adequately insure against losses, including from substantial claims and litigation, could have an adverse impact on our business, results of operations, financial condition and prospects.
There is an inherent risk of liability in the provision of healthcare services. As participants in the healthcare industry, we are and expect to be periodically subject to lawsuits, some of which may involve large claims and significant costs to defend, such as mass tort or other class actions. In that case, the coverage under our insurance programs may not be adequate to protect us. Our insurance policies are subject to annual renewal and our insurance premiums could be subject to material increases in the future. We cannot be assured that we will be able to maintain this insurance on acceptable terms in the future, or at all. A

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

successful claim in excess of, or not covered by, our insurance policies could have a material adverse effect on our business, results of operations, financial condition and prospects. Even where our insurance is adequate to cover claims against us, damage to our reputation in the event of a judgment against us, or continued increases in our insurance costs, could have an adverse effect on our business, results of operations, financial condition and prospects.
Any economic downturn, deepening of an economic downturn, continued deficit spending by the federal government or state budget pressures may result in a reduction in payments and covered services.
Adverse economic or political developments in the United States, including a slowdown of economic growth, disruptions in financial markets, economic downturns, inflation, elevated unemployment levels, sluggish or uneven economic recovery, government deficit reduction, natural and other disasters and public health crises, could lead to a reduction in federal government expenditures, including governmentally funded programs in which we participate, such as Medicare and Medicaid. In addition, if at any time the federal government is not able to meet its debt payments unless the federal debt ceiling is raised, and legislation increasing the debt ceiling is not enacted, the federal government may stop or delay making payments on its obligations, including funding for government programs in which we participate, such as Medicare and Medicaid. Failure of the government to make payments under these programs could have a material adverse effect on our business, results of business, results of operations, financial condition and prospects. The COVID-19 pandemic may exacerbate many of these conditions. See “—The recent COVID‑ 19 pandemic and the global attempt to contain it may harm our business, results of operations, financial condition and prospects and ability to execute on our business plan.” Further, any failure by Congress to complete the federal budget process and fund government operations may result in a federal government shutdown, potentially causing us to incur substantial costs without reimbursement under the Medicare program, which could have a material adverse effect on our business, results of operations, financial condition and prospects. For example, the failure of the 2011 Joint Select Committee to meet its deficit reduction goal resulted in an automatic across-the-board reduction in Medicare payments of 2% beginning April 1, 2013. The 2% reduction in Medicare payments has been extended several times by Congress, although in response to the COVID-19 pandemic, the reduction was suspended through December 31, 2020. As part of the recent COVID-19 relief package, on April 14, 2021, President Biden signed into law an extension of the payment reduction suspension through December 31, 2021.
In addition, sustained unfavorable economic conditions may affect the number of patients enrolled in managed care programs and the profitability of managed care companies, which could result in reduced payment rates and could have a material adverse effect on our business, results of operations, financial condition and prospects.
Turmoil in the financial markets, including in the capital and credit markets, and any uncertainty over its breadth, depth and duration may put pressure on the global economy and could have a negative effect on our business. Further, historical worldwide financial and credit turmoil could reduce the availability of liquidity and credit to fund the continuation and expansion of business operations worldwide. The shortage of liquidity and credit combined with substantial losses in worldwide equity markets could cause an economic recession in the United States or worldwide. If financial markets in the United States, Europe and Asia experience extreme disruption, including, among other things, extreme volatility in security prices, severely diminished liquidity and credit availability, rating downgrades of certain investments and declining valuations of others, governments may take unprecedented actions intended to address extreme market conditions that may include severely restricted credit and declines in real estate values.
Changes in home healthcare technology and/or product and therapy innovations may make the equipment and services we currently provide obsolete or less competitive.
We evaluate changes in home healthcare technology and product innovation on an ongoing basis, for purposes of determining the feasibility of replacing or supplementing items currently included in the medical equipment and services that we offer to our patients. We consider a variety of factors, including overall quality, functional reliability, availability of supply, Payor reimbursement policies, product features, labor costs associated with the technology, acquisition, repair and ownership costs and overall patient and referral source demand, as well as patient therapeutic and lifestyle benefits. Manufacturers continue to

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

invest in research and development to introduce new products to the marketplace. It is possible that major changes in available technology, Payor benefit or coverage policies related to those changes, or the preferences of patients and referral sources, may cause our current product and service offerings to become less competitive or obsolete, and it will be necessary for us to adapt to such changes. For example, a new technology designed to treat sleep apnea, could make CPAP machines, a significant part of our product lines that drives our revenues, obsolete. It is also possible that product and/or delivery innovation and/or the increased effectiveness of alternative therapies may reduce clinical support requirements, thereby reducing the clinical value of our services. Furthermore, if the reimbursement model for certain of our products and services should change, similar products or services may be offered in alternative channels such as pharmacy, retail or online platform, which will increase competitive pressures. Such unanticipated changes could cause us to incur increased capital expenditures, accelerated write-offs, and may force us to alter our sales, operations, and marketing strategies.
Expansion of group purchasing organizations (“GPO”) or provider networks and the multi-tiered costing structure may place us at a competitive disadvantage.
The medical products industry is subject to a multi-tiered costing structure, which can vary by manufacturer and/or product. Under this structure, certain institutions can obtain more favorable prices for medical products than we are able to obtain. The multi-tiered costing structure continues to expand as many large integrated healthcare providers and others with significant purchasing power, such as GPOs, demand more favorable pricing terms. Additionally, the formation of provider networks and GPOs may shift purchasing decisions to entities or persons with whom we do not have a historical relationship. This may threaten our ability to compete effectively, which could in turn negatively impact our business, results of operations, financial condition and prospects. Although we are seeking to obtain similar terms from manufacturers and suppliers to obtain access to lower prices demanded by GPO contracts or other contracts, and to develop relationships with provider networks and new GPOs, we cannot assure you that such terms will be obtained or contracts will be executed.
Future acquisitions or growth initiatives may be unsuccessful and could expose us to unforeseen liabilities.
Our strategic growth plan may involve acquisition of other companies. Any such acquisitions would involve a number of risks and uncertainties, including: difficulties related to combining previously separate businesses into a single unit, including patient transitions, product and service offerings, distribution and operational capabilities and business cultures; loss of patients, providers and Payors and other general business disruption; assumption of liabilities of an acquired business, including unforeseen or contingent liabilities or liabilities in excess of the amounts estimated; and obtaining necessary regulatory licenses and Payor-specific approvals, which may impact the timing of when we are able to bill and collect for services rendered.
The failure to effectively integrate an acquired business in a cost-effective manner could have a material adverse effect on our business, results of operations, financial condition and prospects. Integration may be expensive and time-consuming and could disrupt our ongoing business, negatively affect cash flow, distract management and other key personnel from day-to-day operations and may result in other challenges. In addition, we may not be able to realize the potential cost savings, synergies and revenue enhancements that we anticipate from any acquisitions, either in the amount or within the time frame that we expect, and the costs of achieving these benefits may be higher than, and the timing may differ from, what we expect. Our previous acquisitions have been small to mid-sized compared to our business but our future acquisitions may include larger businesses, which may significantly increase the difficulties of effective integration or realization of the potential benefits and cost savings we anticipate from such acquisitions. If we fail to realize anticipated cost savings, synergies or revenue enhancements, our financial results will be adversely affected.
In addition, we face competition for acquisition candidates, which may limit the number of acquisition opportunities available or lead to the payment of higher prices for our acquisitions. There can be no assurance that we will be able to identify suitable acquisition opportunities in the future or that any such opportunities, if identified, will be consummated on favorable terms, if at all. Without successful acquisitions, our future growth rate could decline.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

While we conduct due diligence in connection with any acquisition opportunity, there may be risks or liabilities that such due diligence efforts fail to discover that are not disclosed to us or that were inadequately assessed. The failure to timely identify any material liabilities associated with any acquisitions could adversely impact our business, results of operations, financial condition and prospects.
Risks Related to Government Regulation and Litigation
Our failure to comply with regulatory requirements or receive regulatory clearances or approvals for the Company’s products or operations in the United States could adversely affect our business.
The medical gas products and certain other products we distribute are subject to extensive regulation by the FDA and other federal and state regulatory authorities. Compliance with FDA and other federal and state regulatory authority requirements regarding production, safety, quality, and good manufacturing regulations is costly and time-consuming, and while we seek to be in full compliance, instances of non-compliance could arise from time to time. We cannot be assured that all of our medical gases will be certified by the FDA and other federal and state regulatory agencies, as necessary. We have applied for, and received, designated gas certifications for our medical gas products. We may not be successful in receiving certification in the future. Other potential product manufacturing-related risks include difficulties or delays in product manufacturing, sale, or marketing, which could affect future results through regulatory actions, shutdowns, approval delays, withdrawals, recalls, penalties, supply disruptions or shortages, reputational harm, product liability, and/or unanticipated costs. We are also subject to subject to various laws and regulations related to the operation of commercial 1712 motor vehicles and drivers and the transportation of hazardous materials. These laws and regulations, which are 1713 administered by the U.S. Department of Transportation (“DOT”) and its agencies, including the Federal Motor Carrier 1714 Safety Administration (“FMCSA”) and Pipeline and Hazardous Materials Safety Administration (“PHMSA”), as well as 1715 various state agencies, govern matters including but not limited to authorization to engage in motor carrier service, 1716 equipment safety and operation, training, record keeping, insurance, and driver qualifications and conduct. These laws 1717 and regulations also govern the transportation and handling of hazardous materials, including but not limited to 1718 medical gas products and compressed or liquid oxygen.
Failure to comply with applicable regulatory requirements could result in administrative enforcement action by the FDA or other federal and state regulatory authorities, which may include any of the following: adverse publicity; warning or untitled letters; fines; injunctions; consent decrees; civil money penalties; recalls; termination of distribution or seizure of our products; operating restrictions or partial suspension or total shutdown of production; delays in the introduction of products into the market; withdrawals or suspensions of current medical gas certifications or drug approvals, resulting in prohibitions on sales of our products; and criminal prosecution. There is also a risk that we may not adequately implement sustainable processes and procedures to maintain regulatory compliance and to address future regulatory agency findings, should they occur. The FDA and other federal and state regulatory authorities may change their policies, adopt additional regulations or revise existing regulations, each of which could prevent or delay certification of our medical gases or could impact our ability to market a device that was previously certified or cleared by the FDA and other federal and state regulatory authorities. Any of these sanctions could result in higher-than-anticipated costs or lower-than-anticipated sales and have a material adverse effect on our business, results of operations, financial condition and prospects.
Reductions in Medicare, Medicaid and commercial Payor reimbursement rates could have a material adverse effect on our business, results of operations, financial condition and prospects.
We have faced, and may continue to face, pricing pressures due to reductions in provider reimbursement for our products and services. For the year ended December 31, 2020, we derived approximately 26.7% and 4.5% of our revenues from Medicare and Medicaid reimbursements, respectively. There are increasing pressures on Medicare, and state Medicaid programs, to control healthcare costs and to reduce or limit reimbursement rates for home medical equipment and other products. Consistently, legislation enacted by Congress has included provisions that directly impact reimbursement for the products and services we provide, as well as the cost of providing those services. Enactment and implementation of measures to reduce or delay reimbursement or overall Medicare or Medicaid spending could result in

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

substantial reductions in our revenue and profitability. Payors may disallow our requests for reimbursement based on determinations that certain costs are not reimbursable or reasonable because either adequate or additional documentation was not provided or because certain services were not covered or considered medically necessary. Revenue from third-party Payors can be retroactively adjusted after review during the claims settlement process or as a result of post-payment audits. We may also be subject to pre-payment review of equipment in certain business lines as a result of negative audit findings or other third-party Payor determinations, which can result in significant delays in claims processing and could materially impact revenue. Such provisions are subject to statutory and regulatory changes affecting overall spending, base rates or basis of payment, retroactive rate adjustments, annual caps that limit the amount that can be paid (including deductible and coinsurance amounts), administrative or executive orders and government funding restrictions, all of which may materially adversely affect the rates and frequency of reimbursement for our products and services. These legislative provisions and changes to such provisions have had and may continue to have a material adverse effect on our business, results of operations, financial condition and prospects. See “Business—Government Regulation.”
MCOs may also attempt to seek reductions in their fee schedules for the products and services we provide to their members. Some MCOs may seek to reduce their costs through changes in contract terms such as more stringent pre-authorization and reauthorization rules, reduced timely filing limits and/or quality assurance/compliance reporting requirements. Some MCOs could seek to shift members to plans with lower reimbursement rates for home medical equipment currently renting. Some commercial Payors are increasingly demanding discounted fee structures, including setting reimbursement rates based on Medicare fee schedules or requiring healthcare providers or suppliers to assume a greater degree of financial risk related to patient care. We have a large number of contractual arrangements with commercial Payors (which includes all Payors other than government Payors) through various national and regional insurers and MCOs, which represented approximately 48.2% of our revenue in 2020. Most of our commercial Payor contracts have two to five-year terms with an automatic extension unless it otherwise terminates. Most of our contracts are based on price—we generally do not have contracted volume guarantees. We expect that we will continue to maintain our contracts with commercial Payors and enter into more of these contractual arrangements as market conditions evolve. However, there can be no assurance that we will retain or obtain these contracts, or that such plans will not attempt to further reduce the rates they pay to providers. Reimbursement rates under such contracts may not remain at current levels and may not be sufficient to cover the costs of caring for patients enrolled in such programs, which would have a negative impact on our pricing flexibility, changes in Payor mix and growth in operating expenses. Increased pricing pressure from commercial Payors could result in us lowering our prices, which could adversely impact our business, results of operations, financial condition and prospects.
We cannot predict the full extent to which reimbursement for our products and cost of operations may be affected by federal and/or state legislative efforts or by initiatives, including future rounds of the CBP, or the MCO’s efforts to reduce costs. If we are unable to successfully reduce our costs or increase our volumes, our results would be adversely affected. For example, we may be unable to continue to provide services directly to patients of certain Payors or through contractual arrangements with Payors. This would have a material adverse effect on our business, results of operations, financial condition and prospects.
For further information, see “Business—Government Regulation—Medicare and Medicaid Revenues” and “Business—Government Regulation—Medicare Reimbursement.”
The DMEPOS CBP Exclusion may result in further reductions in reimbursement rates and our exclusion from certain markets or product lines, which could have a material adverse effect on our business, results of operations, financial condition and prospects.
Legislation enacted by Congress has included provisions that directly impact the cost of the products and services we provide, including legislation that requires the DMEPOS CBP to award contracts based on price and capacity to fulfill service requirements. The competitive bidding process has historically put downward pressure on the amounts we are reimbursed in the markets in which we operate, as well as in areas that are not subject to the DMEPOS CBP. We continue to monitor developments regarding the DMEPOS CBP. In March 2019, CMS announced plans to consolidate the competitive bidding areas (“CBAs”) included in the Round 1 2017 and Round 2 Recompete DMEPOS CBPs into a single round of competition,

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

referred to by CMS as “Round 2021.” Round 2021 contracts became effective on January 1, 2021 and were extended through December 31, 2023. While products we currently provide to Medicare patients are not impacted by the Round 2021 competitive bid, there is no guarantee that future competitive bid rounds will not have a material impact on our products and reimbursement rates.
On April 9, 2020, CMS announced that, due to the COVID-19 pandemic, CMS removed non-invasive ventilator (“NIV”) product category from Round 2021 of the DMEPOS CBP, which includes ventilators used with a non-invasive interface (e.g., mask) in contrast to an invasive interface (e.g., tracheostomy tube). CMS noted that the reasons for this change included not only the agency’s ongoing concerns regarding the COVID-19 pandemic, but also the President’s exercise of the Defense Production Act for the production of ventilators, public concern regarding access to ventilators, and the fact that the NIV product category would be new to the DMEPOS CBP. Because NIVs have been removed from Round 2021 of the DMEPOS CBP, any Medicare-enrolled DMEPOS supplier can furnish NIV under the Medicare program.
On October 27, 2020, CMS announced further revisions to Round 2021 of the DMEPOS CBP. Only two out of the original 16 product categories, off-the-shelf (“OTS”) back braces and OTS knee braces, were included in Round 2021 of the DMEPOS CBP. All other product categories were removed from Round 2021, at least in part because the payment amounts did not achieve expected savings. Accordingly, there are no longer any products in our product lines included on the list of products subject to Round 2021 of the DMEPOS CBP. As of today, the CBP for respiratory and OSA product lines has been delayed to 2024, and if, at that time, there is a risk price reduction of some or all of our products and services, our business, results of operations, financial condition and prospects could be adversely affected.
Following the expiration of all previous DMEPOS CBP contracts on December 31, 2018, CMS implemented new DMEPOS payment policies during the temporary gap in the DMEPOS CBP for DMEPOS items that are paid based on information from the DMEPOS CBP. From January 1, 2019 through December 31, 2020, CMS established separate fee schedule adjustment methodologies for such DMEPOS items for three geographic areas: (1) rural/non-contiguous areas where competitive bidding has yet to be implemented, (2) other areas (those that are not defined as rural or non-contiguous) where competitive bidding has yet to be implemented (“other non-CBAs”), and (3) former CBAs. For other non-CBAs, the payment amounts for such DMEPOS items have been adjusted based on regional averages of the single payment amounts (“SPAs”) that apply to the DMEPOS CBP (referred to as the “Adjusted Fee Schedule”). Because the SPAs generated from the DMEPOS CBP competitions expired on January 1, 2019, the Adjusted Fee Schedule amount was increased by 1.6% on January 1, 2020, which is the percentage change in the Consumer Price Index for all Urban Consumers (“CPI-U”) for the 12-month period ending June 30, 2019 and was increased again by 0.6% on January 1, 2021. For rural/non-contiguous areas, the payment amounts for such DMEPOS items were based on a blended rate of 50% of the non-Adjusted Fee Schedule amount and 50% of the Adjusted Fee Schedule amount. The Adjusted Fee Schedule amount of the blended rate was increased by the percentage change in the CPI-U (1.6%) on January 1, 2020 and was increased again by 0.6% on January 1, 2021. For former CBAs, the payment amounts for such DMEPOS items are based on the lower of the supplier’s charge for the item or fee schedule amounts that are based on the SPAs that were in effect in the CBA before the CBP contract ended, increased by the projected percentage change in the CPI-U. Accordingly, for 2019, the fee schedule amounts were based on the SPAs in effect on December 31, 2018 for each specific CBA, increased by 2.5% (the projected percentage change in the CPI-U for the 12-month period ending January 1, 2019), and for 2020, the fee schedule amounts increased by 2.4% (the projected percentage change in the CPI-U for the 12-month period ending January 1, 2020). In March 2021, CMS published its April 2021 DMEPOS fee schedule quarterly update, which provided for an approximately 10% average increase in CBAs, an approximately 4.9% average increase in rural areas, and an approximately 5.1% average increase in other non-CBAs. Also, effective April 1, 2021, the budget neutrality requirement for separate classes and national limited monthly payment rates established for any item of oxygen and oxygen equipment was eliminated pursuant to section 121 of the Consolidated Appropriations Act of 2021.
The CARES Act introduced a new blended rate for such DMEPOS items furnished in other non-CBAs (those that are not defined as rural or non-contiguous) that is based on 25% of the non-Adjusted Fee Schedule amount and 75% of the Adjusted Fee Schedule amount, effective March 6, 2020 through the end of the COVID-19 public health emergency. For rural and non-contiguous areas, the payment amount for such

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DMEPOS items will continue to be based on a blended rate of 50% of the non-Adjusted Fee Schedule amount and 50% of the Adjusted Fee Schedule amount until December 31, 2020 or the end of the COVID-19 public health emergency, whichever is later. Once these extensions stop, the pricing for certain products in certain markets could decline significantly and have a materially negative impact on our profitability.
On November 4, 2020, CMS issued a proposed rule establishing the methodologies for adjusting the fee schedule payment amounts for such DMEPOS items furnished in non-CBAs on or after April 1, 2021 or the date immediately following the duration of the public health emergency period, whichever is later. CMS proposes to pay 100% of the Adjusted Fee Schedule amount in other non-CBAs. Under the proposal, CMS would continue paying suppliers higher rates (e.g., at the 50/50 blended rate) for furnishing such DMEPOS items in rural and non-contiguous areas as compared to in other non-CBAs, informed by stakeholder input indicating higher costs in these areas, greater travel distances and costs in certain non-CBAs compared to CBAs, the unique logistical challenges and costs of furnishing items to beneficiaries in the non-contiguous areas, significantly lower volume of items furnished in these areas versus CBAs, and concerns about financial incentives for suppliers in surrounding urban areas to continue including outlying rural areas in their service areas. For such DMEPOS items that originally were included in Round 2021 but for which contracts were not awarded, CMS is considering whether to simply extend application of the current fee schedule adjustment rules for non-CBAs, CBAs, and former CBAs until new SPAs are calculated for the items in a future round of the DMEPOS CBP. We believe that this proposal does not include NIVs, since they were not included in previous rounds of the DMEPOS CBP and therefore would continue to be paid based on the Medicare DMEPOS fee schedule. CMS will finalize its position on these considerations in its publication of the final rule, the timeline of which CMS announced on April 26, 2021 would be extended to May 11, 2022 (from the original publication date of May 11, 2021).
Inadequate funding for the FDA, CMS, HHS and other government agencies could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.
The operations of key government agencies with which we interact can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel, statutory, regulatory and policy changes and the impact of the COVID-19 pandemic. Average review times at such agencies have fluctuated in recent years as a result. In addition, government funding of government agencies on which our operations may rely is subject to the political process, which is inherently fluid and unpredictable.
Disruptions at such governmental agencies may result in delay of new products to be reviewed and/or approved, conduct inspections and audits and provide necessary accreditation or renewal of permits and licenses, which would adversely affect our business. If a prolonged government shutdown occurs, it could significantly impact the operations of various government agencies, which could have a material adverse effect on our business. Further, in our operations as a public company, future government shutdowns could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.
There is an inherent risk of liability in the provision of healthcare services. Damage to our reputation or our failure to adequately insure against losses, including from substantial claims and litigation, could have an adverse impact on our operations, financial condition and prospects.
There is an inherent risk of liability in the provision of healthcare services. As participants in the healthcare industry, we are and expect to be periodically subject to lawsuits, some of which may involve large claims and significant costs to defend, such as mass tort or other class actions. In that case, the coverage under our insurance programs may not be adequate to protect us. Our insurance policies are subject to annual renewal and our insurance premiums could be subject to material increases in the future. We cannot be assured that we will be able to maintain this insurance on acceptable terms in the future, or at all. A successful claim in excess of, or not covered by, our insurance policies could have a material adverse effect on our business, results of operations, financial condition and prospects. Even where our insurance is adequate

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to cover claims against us, damage to our reputation in the event of a judgment against us, or continued increases in our insurance costs, could have an adverse effect on our business, results of operations, financial condition and prospects.
We, our employees, independent contractors, consultants, vendors and commercial partners may fail to comply with applicable laws and regulations or engage in misconduct or other improper activities. If we fail to comply with applicable laws and regulations, we could suffer penalties or be required to make significant changes to our operations.
We are exposed to the risk of fraud or other misconduct by our employees, consultants, vendors and commercial partners. We have developed a corporate compliance program and instituted a disclosure program in an effort to monitor compliance with federal and state laws and regulations applicable to healthcare organizations and to implement policies, procedures and processes designed to ensure that our employees and third-parties whom we work with act in compliance with all applicable laws, regulations and company policies. and do not engage in intentional, reckless and/or negligent misconduct or unauthorized activities that violate federal and state laws and regulations. However, it is not always possible to identify and deter employee or third-party vendor misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. Additionally, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgements, possible exclusion from participation in Medicare, Medicaid, other U.S. federal healthcare programs or healthcare programs in other jurisdictions, integrity oversight and reporting obligations to resolve allegations of non-compliance, individual imprisonment, other sanctions, contractual damages, reputational harm, diminished profits and future earnings and curtailment of our operations.
HHS-OIG has issued a series of compliance program guidance documents in which it has set out the elements of an effective compliance program, including a 1999 guidance for DMEPOS suppliers. HHS-OIG has published guidance, stating that in resolving investigations relating to healthcare offenses, the agency will consider a company’s effective ethics and compliance program, where the program is reasonably designed, implemented and enforced such that it is generally effective in preventing and detecting criminal conduct. HHS-OIG also encourages and will evaluate whether corporations take certain steps such as periodic monitoring and responding appropriately to detected criminal conduct. If HHS-OIG concludes that we have an ineffective compliance program, we could suffer penalties or be required to make significant changes to our operations.
The healthcare sector is heavily regulated, and we are required to comply with extensive and complex laws and regulations at the federal, state and local government levels relating to, among other things:
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billing and coding for services, including documentation of care, appropriate treatment of overpayments and credit balances, and the submission of false claims or false statements in support of claims;

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relationships and arrangements with referral sources and referral recipients, including self-referral restrictions, prohibitions on kickbacks and other non-permitted forms of remuneration, and prohibitions on the payment of inducements to Medicare and Medicaid beneficiaries in order to influence their selection of a provider;

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the necessity, appropriateness, and adequacy of medical care, equipment, documentation and personnel;

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conditions of coverage and payment for products and services;

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licensure, certification, and enrollment in government programs, including requirements affecting the operation, establishment, and addition of products and services;

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anti-competitive conduct; and

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
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confidentiality, privacy, data breaches, identity theft, and security issues associated with the maintenance of health-related and other personal information and medical records.

These federal, state and local laws and regulations are stringent and frequently changing, requiring compliance with burdensome and complex billing and payment, substantiation, and record-keeping requirements. For example, the Durable Medical Equipment Medicare Administrative Contractor (“DME MAC”) Supplier Manuals provide that clinical information from a “patient’s medical record” is required to be available to justify the medical necessity for the provision of Medicare-reimbursed DMEPOS items. Although we have implemented policies and procedures that are designed to meet Medicare’s documentation requirements, an auditor for at least one of the DME MACs has taken the position that, among other things, the “patient’s medical record” refers not to documentation maintained by the DMEPOS supplier but instead to documentation maintained by the patient’s physician, healthcare facility or other clinician, and that clinical information created by the DMEPOS supplier’s personnel and confirmed by the patient’s physician is not sufficient to establish medical necessity. It may be difficult, and sometimes impossible, for us to obtain documentation from other healthcare providers. While we have taken this position into account in refining our policies and procedures, if these or related positions adopted by auditors or regulatory authorities are broadly adopted in administering the Medicare program, it could result in our making refunds and other payments to Medicare and our future revenues from Medicare may be reduced.
Failure to comply with various requirements (which can and do change over time) for the reporting and returning of self-identified overpayments or risk of potential False Claims Act (“FCA”) liability (described below), Civil Monetary Penalty (“CMP”) Statute liability and exclusion from federal health care programs for failure to report and return such overpayments.
The Affordable Care Act of 2010 (the “ACA”) introduced section 1128J(d) of the Social Security Act, which requires a person who has identified an overpayment to report and return the overpayment to the Secretary, the state, or a contractor, as appropriate, at the correct address, and to notify the Secretary, state, or contractor to which the overpayment was returned in writing of the reason for the overpayment. The overpayment should be reported and returned by suppliers like us, by the date which is 60 days after the date on which the overpayment was identified. CMS believes that it should take no more than six (6) months to conclude the inquiry into a potential overpayment, though it acknowledges that particularly complex matters (such as a Stark Law inquiry) may take longer. Any overpayment retained by a person after the deadline for reporting and returning an overpayment is an obligation that could result in FCA liability as a “reverse false claim.” Where a provider or supplier has identified an overpayment as a result of a Stark violation and has entered into CMS’s Self-Referral Disclosure Protocol, the 60-day period for reporting and returning the overpayment is tolled.
In addition to our obligation to refund overpayments, if we fail to comply with applicable laws and regulations, we could suffer civil or criminal penalties, including fines, damages, recoupment of overpayments, loss of licenses needed to operate, loss of enrollment and approvals necessary to participate in Medicare, Medicaid and other government or managed care programs, and exclusion from participation in Medicare, Medicaid and other government healthcare programs. Investors, officers, and managing employees associated with entities found to have committed healthcare fraud also may be excluded from participation in government healthcare programs, in certain circumstances, depending on the facts under review. Enforcement officials have numerous mechanisms to investigate, detect, deter and punish fraud and abuse. Commercial Payors also have increased their level of scrutiny of healthcare claims (often through a “special investigations unit,” which will sometimes allow the Payor to have a much lengthier “lookback” period on questioning claims), in an effort to identify and pursue allegedly fraudulent and abusive practices in the healthcare industry. Many of these laws and regulations are complex, broad in scope, and have few or narrowly structured exceptions or safe harbors. Further, these laws and regulations are subject to continuing and evolving interpretation by regulatory agencies, administrative law judges and courts. New interpretations of existing requirements, new laws or regulations or the enforcement of existing or new laws and regulations, could subject our current practices to allegations of impropriety or illegality, or require us to make changes in our operations, facilities, equipment, personnel, services, capital expenditure programs or operating expenses to comply with evolving requirements. We cannot assure you that we will make any such changes in a cost-efficient manner. Furthermore, the federal FCA imposes civil liability on an individual or entity that submits

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
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or causes another to submit claims for payment to the government that the individual or entity knows or should know are false or fraudulent. Violations of the FCA may result in treble damages, civil penalties, and attorneys’ fees and expenses, as well as interest payments. In addition, the Department of Justice (“DOJ”) (which litigates FCA cases) has the discretion to refer any FCA matter to HHS-OIG for evaluation for potential exclusion from Medicare, Medicaid and other federally funded healthcare programs. Exclusion for a minimum of five years is mandatory for a felony conviction under certain circumstances (including for a healthcare fraud offense), and the presence of aggravating circumstances in a case can lead to an even longer period of exclusion. The federal government also has the discretion to exclude providers for certain conduct even absent a criminal conviction or when the conduct is unrelated to fraud or abuse. Exclusion may be warranted when a company participates in a fraud scheme, pays or receives kickbacks and/or fails to provide services of a quality that meets professionally recognized standards. See Social Security Act (“SSA”) Section 1128(b)(7) for exclusion criteria. Whistleblowers can also bring claims under other statutes, including but not limited to, the AKS and HIPAA.
If certain criteria are satisfied, the FCA allows a private individual (a “relator”) to bring a qui tam suit on behalf of the government and, if the case is successful, to share in any recovery. FCA suits brought directly by the government or private individuals against healthcare providers, like us, are increasingly common and are expected to increase, even when the government elects not to intervene in the case. Similar to the 2018 Brand Memo issued by the DOJ, a 2020 HHS final rule, titled “Good Guidance Practices,” provides protection to individuals or entities that are presently subject to FCA suits, audits, denials of claims, or other audit or enforcement actions based exclusively on allegations of noncompliance with sub-regulatory guidance documents. The frequency of filing qui tam actions has increased significantly in recent years, causing greater numbers of medical device, pharmaceutical and healthcare companies to have to defend FCA actions. Various states have also enacted laws modeled after the federal FCA, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, that apply regardless of Payor. Violation of these federal and state laws can result in the imposition of criminal and civil monetary penalties as well as exclusion from participation in federal and state healthcare programs.
In addition, as a supplier under the Medicare and Medicaid programs, we must comply with the Federal Anti-Kickback Statute (the “AKS”). The AKS prohibits the offer or receipt of any bribe, kickback, or rebate in return for the referral of patients, products, or services covered by federal healthcare programs. Federal healthcare programs have been defined to include plans and programs that provide healthcare benefits funded by the United States government, including Medicare, Medicaid and TRICARE (formerly known as the Civilian Health and Medical Program of the Uniformed Services), among others. The AKS covers any arrangement where even “one purpose” of the remuneration is to influence referrals. Violations of the AKS may result in civil and criminal penalties and exclusion from participation in federal healthcare programs, as well as trigger liability under the FCA.
Despite the breadth of the AKS’s prohibitions, there are only a limited number of statutory exceptions that provide absolute protection for various common business transactions and arrangements from prosecution. In addition, HHS-OIG has published safe harbor regulations that outline other types of arrangements that also are deemed protected from prosecution under the AKS or civil sanction under the related CMP Statute, provided all applicable criteria are met. In 2020, HHS-OIG published a final rule, “Revisions to Safe Harbors Under the Anti-Kickback Statute and Civil Monetary Penalty Rules Regarding Beneficiary Inducements,” that implements seven new safe harbors, modifies four existing safe harbors, and codifies one new statutory exception. The failure to meet all of the criteria of an applicable safe harbor does not necessarily mean that the particular arrangement in question violates the AKS; rather, a facts and circumstances test would need to be employed to determine whether the particular arrangements would be subject to greater scrutiny by enforcement agencies. A determination that a financial arrangement violates the AKS could subject us to liability under the SSA, including civil and criminal penalties, as well as exclusion from participation in federal healthcare programs such as Medicare and Medicaid. In order to obtain additional clarification on the AKS, a provider can obtain written advisory opinions from HHS-OIG regarding existing or contemplated arrangements. Advisory opinions are binding as to HHS but only with respect to the requesting party or parties. The advisory opinions are not binding as to other governmental agencies (e.g., the DOJ), and certain matters (e.g., whether certain payments made in conjunction with conduct seeking to meet certain safe harbor protections are at fair market value) are not within the purview of an advisory opinion.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
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Certain states in which we operate have enacted statutes and regulations similar to the AKS that prohibit some direct or indirect payments if those payments are designed to induce or encourage the referral of patients to a particular provider. Most states have anti-kickback statutes that prohibit kickbacks relating to the state’s Medicaid program, but some state anti-kickback statutes are broader and apply not only to the federal and state healthcare programs but also to other Payor sources (e.g., national and regional insurers and MCOs). These state laws (referred to sometimes as “all-Payor anti-kickback statutes”) may contain exceptions and/or safe harbors that are different from those at the federal level and may vary widely from state to state. A number of states in which we operate also have laws that prohibit fee-splitting arrangements between healthcare providers, if such arrangements are designed to induce or encourage the referral of patients to a particular provider. Possible sanctions for violations of these laws include exclusion from state-funded healthcare programs, loss of licensure and civil and criminal penalties. These laws vary from state to state, often are vague and often have been subject to only limited court and/or regulatory agency interpretation.
The federal physician self-referral law, commonly referred to as the “Stark Law,” prohibits a physician from making referrals for certain “designated health services” (“DHS”) payable by Medicare to an entity with which he or she (or an immediate family member) has a financial relationship (ownership, investment, or compensation), and prohibits such entity from billing Medicare or any other Payor for such referred DHS, unless an exception applies. The term “designated health services” includes several services commonly performed or supplied by us, including DME and certain pharmacy items and services. In addition, the term “financial relationship” is broadly defined to include any ownership or investment interest, or compensation arrangement, pursuant to which a physician receives remuneration from the entity at issue. The Stark Law prohibition applies regardless of the reasons for the financial relationship and the referral, and, therefore, unlike the AKS, an intent to violate the prohibition generally is not required. Billing for services where an exception to the Stark Law is not met may result in loss of Medicare and Medicaid reimbursement, and, for knowing violations, civil penalties and exclusion from participation in the Medicare and Medicaid programs, and potential FCA liability. There is also a potential for FCA liability if there is an overpayment associated with Medicare payments made despite a financial relationship that did not meet a Stark Law exception.
The Stark Law contains a number of statutory and regulatory exceptions intended to protect certain types of transactions and business arrangements from penalty. In order to qualify an arrangement under a particular Stark Law exception, compliance with all of the exception’s requirements is necessary. Since the Stark Law was enacted in 1989, there have continued to be ongoing changes and clarifications to a number of the provisions in the legislation and regulations. In 2020, CMS issued a final rule, “Modernizing and Clarifying the Physician Self-Referral Regulations,” which creates new permanent exceptions to the Stark Law for value-based arrangements as well as provides additional guidance on several key requirements that must be met in order for physicians and healthcare providers to comply with the Stark Law. For example, compensation provided to a physician by another healthcare provider generally must be at fair market value, and the final rule provides guidance on how to determine if compensation meets this requirement. The Stark Law has also been subject to varying, and sometimes contradictory, decisions by the courts.
In addition, a number of the states in which we operate have similar prohibitions against physician self-referrals, which are not limited to federal healthcare programs. These state prohibitions may differ from the Stark Law’s prohibitions and exceptions may apply to a broader or narrower range of services, arrangements and financial relationships and may apply to other healthcare professionals in addition to physicians. Violations of these state laws may result in prohibition of payment for services rendered, loss of licenses, fines and criminal penalties. State statutes and regulations also may require physicians and/or other healthcare professionals to disclose to patients any financial relationships the physicians and/or healthcare professionals have with healthcare providers who are recommended to patients. These laws vary from state to state, often are vague, and in many cases, have not been interpreted by courts or regulatory agencies.
In addition to the laws described above, various other laws and regulations prohibit fraud and abuse in the healthcare industry and provide for significant penalties. Further, the payment of inducements to Medicare and Medicaid beneficiaries intended to influence those beneficiaries to order or receive services from a particular provider or practitioner may result in CMPs and exclusion. Examples of challenged

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
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practices include the routine waiver of coinsurance or deductibles otherwise owed by beneficiaries, to induce beneficiaries to work with the company. Federal enforcement officials have numerous enforcement mechanisms to combat fraud and abuse, including an incentive program under which individuals can receive up to $1,000 for providing information on Medicare fraud and abuse that leads to the recovery of at least $100 of Medicare funds. In addition, pursuant to its exclusion criteria, the HHS-OIG may exclude from Medicare and Medicaid and other Federal healthcare programs any investors, officers and managing employees associated with business entities that have committed healthcare fraud.
There have also been new statutes enacted to prevent fraud and abuse in healthcare, and the government continues to use existing statutes in new ways to target alleged healthcare fraud. For example, in recent years the DOJ has started using the Travel Act as a basis for prosecuting healthcare fraud defendants based on violations of state anti-kickback or anti-bribery laws, even if various safe harbors or exceptions are met. In addition, other federal statutes criminalize healthcare fraud (e.g., 18 U.S.C. § 1347), making false statements to the government (e.g., 18 U.S.C. §§ 287, 1001) or aggravated identify theft (e.g., 18 U.S.C. § 1028A).
Any enforcement action against us, even if we successfully defend against it, could cause our reputation to suffer, or cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. To avoid sanctions and resolve expensive enforcement actions, we may be required to enter into settlement or plea agreements with the government. Typically, such agreements require substantial payments to the government in exchange for the government’s release of its claims and may also require us to enter into a corporate integrity agreement that imposes extensive ongoing compliance obligations.
In addition to the fraud and abuse statutes mentioned above, CMS has promulgated regulations that give it the authority to revoke Medicare billing privileges, for a period of one to 13 years, or up to 20 years for repeat offenders, and 10 years is frequently meted out. The regulatory grounds for revocation have been growing in recent years and currently number 22, many of which are not based on fraud or abuse (e.g., failure to meet the DMEPOS supplier standards). By statute, where Medicare has revoked a provider’s or supplier’s billing privileges, Medicaid is required to revoke as well. Thus, revocation of billing privileges is the functional equivalent to an exclusion from federal healthcare programs. Moreover, by practice, where a provider or supplier has had its billing privileges revoked, commercial Payors often revoke the provider’s or supplier’s right to bill them. DMEPOS suppliers, together with physicians, have traditionally been among the most frequent recipients of revocation actions. The administrative appeals process for billing revocations is both lengthy and ineffective. Administrative appeals adjudicators have no authority to rule regulations invalid (yet there is no expedited judicial review process) and cannot or do not review revocation determinations for an abuse of discretion.
We cannot assure you that current or future legislative initiatives, government regulation or judicial or regulatory interpretations thereof will not have a material adverse effect on us. We cannot assure you that a review of our business by judicial, regulatory or accreditation authorities will not subject us to fines or penalties, require us to expend significant amounts, reduce the demand for our services or otherwise adversely affect our operations.
For further information, see “—We have been and could become the subject of federal and state investigations and compliance reviews” below. In addition, see “Business—Government Regulation” for a description of the extensive government regulation to which we are subject, including numerous laws directed at regulating reimbursement of our products and services under various government programs and preventing fraud and abuse.
Our business activities are subject to anti-corruption laws and anti-money laundering laws and regulations including the Foreign Corrupt Practices Act.
We are subject to various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls, the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act of 2001 and other state and national anti-bribery and anti-money laundering laws

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and regulations, in the countries in which we or our third-party vendors may conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, contractors and other collaborators from authorizing, promising, offering or providing, directly or indirectly, improper payments or anything else of value to recipients in the public or private sector. We may engage third party vendors that have operations outside of the United States, to manufacture our products and we also have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals other organizations. We can be held liable for the corrupt or other illegal activities of our employees, agents, contractors and other collaborators, even if we do not explicitly authorize or have actual knowledge of these activities. Any violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm and other consequences.
The FCPA generally prohibits offering, promising, giving, or authorizing others to give anything of value, either directly or indirectly, to a non-United States government official in order to influence official action, or otherwise obtain or retain business. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. Our business is heavily regulated and therefore involves significant interaction with public officials, including, potentially in the future, officials of non-United States governments. Additionally, in many other countries, the healthcare providers who prescribe pharmaceuticals and medical devices are employed by their government, and the purchasers of pharmaceuticals and medical devices are government entities; therefore, our dealings with these prescribers and purchasers will be subject to regulation under the FCPA. Recently the SEC and DOJ increased their FCPA enforcement activities with respect to healthcare companies. There is no certainty that all of our employees, agents, suppliers, manufacturers, contractors, or collaborators, or those of our affiliates, will comply with all applicable laws and regulations, particularly given the high level of complexity of these laws. Violations of these laws and regulations could result in fines, criminal sanctions against us, our management or other employees, the closing down of facilities, including those of our third-party suppliers and manufacturers, requirements to obtain necessary licenses and permits, cessation of business activities in sanctioned countries, implementation of compliance programs, and prohibitions on the conduct of our business. Any such violations could include prohibitions on our ability to offer our products in one or more countries as well as difficulties in manufacturing or continuing to develop our products, and could materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, and our business, financial condition, results of operations and prospects.
We have been and could become the subject of federal and state investigations and compliance reviews.
Our operations, including our billing practices and our arrangements with healthcare providers, are subject to routine and extensive federal and state laws and audits, inquiries, and investigations from government agencies. For example, on May 6, 2020, in connection with an investigation against one of our third-party vendors, we received a subpoena issued by HHS-OIG requesting certain copies of our records related to such third-party vendor. HHS-OIG subpoenas are issued by the government in the ordinary course when it is investigating an FCA case. Since then, we have been fully cooperating with the DOJ, which is handling the subpoena for HHS-OIG. The Civil Division Assistant United States Attorney handling the matter has noted that information has been requested from several DME providers in connection with such matter, and further noted that we are not the subject or target of its investigation and refused to provide a copy of any possible civil complaint against us. Even if we are not the target or subject of federal and state investigations, we may have to participate and cooperate in such investigations, or become a target in the future, which could negatively impact our reputation, business, results of operations, financial condition and prospects.
In addition, we have entered into a settlement with the DOJ in 2018, related to a flaw in the systems programming of our insurance and medical billing services system that permitted billing for oxygen contents without requiring delivery or sufficient evidence of delivery in the preceding 90 days. The Medicare Improvements for Patients and Providers Act of 2009 repealed certain provisions of the Deficit Reduction Act of 2005 (“DRS”) but maintained a 36-month cap on the rental period of oxygen equipment and associated payments for Medicare beneficiaries. In the process of implementing the necessary regulatory changes in

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

our software and automatic billing processes related to portable oxygen contents for Medicare beneficiaries, an error occurred that permitted our automatic billing processes to continuously bill beyond the 36-month rental period established by the DRS, which resulted in over-billing certain of our Medicare beneficiaries. When the error was discovered, we immediately refunded the amounts due to the government and issued a voluntary disclosure, shut down our automatic billing system and conducted appropriate audits and internal investigations of our billing system and related programs. Our voluntary disclosure of the matter led to an investigation by the DOJ and we entered into a settlement resulting in a penalty of $9.68 million. All payments under the settlement have been paid and we have otherwise complied with all requirements under the settlement. Since then, our automatic billing processes and software have been re-designed and implemented and periodic audits are performed to confirm that there is no incorrect billing for submitted claims.
Federal and state governments have contracted with private entities to audit and recover revenue resulting from payments made in excess of amounts permitted by federal and state benefit program rules. These entities include, but are not limited to, Recovery Audit Contractors (“RAC”) that are responsible for auditing Medicare claims, Zone Program Integrity Contractors (“ZPIC”) and Unified Program Integrity Contractors (“UPIC”) that are responsible for the identification of suspected fraud through medical record review and Medicaid Integrity Contractors (“MIC”), that are responsible for auditing Medicaid claims. We believe audits, inquiries, and investigations from these contractors and others will occur from time to time in the ordinary course of our business. We also may be subject to audits from commercial Payors. Our efforts to be responsive to these audits, inquiries, and investigations may result in substantial costs and divert management’s time and attention away from the operation of our business. Moreover, an adverse outcome with respect to any audit, inquiry or investigation may result in damage to our reputation, or in fines, penalties or other sanctions imposed on us. Such future audits, inquiries, or investigations, or the public disclosure of such matters, could have a material adverse effect on our business, results of operations, financial conditions and prospects.
Federal and state laws are broadly worded and may be interpreted or applied by prosecutorial, regulatory, or judicial authorities in ways that we cannot predict. Additionally, in many instances, there are only limited publicly-available guidelines and methodologies for determining errors with certain audits. As a result, there can be a significant lack of clarity regarding required documentation and audit methodology. The clarity and completeness of each patient medical file, some of which is the work product of physicians not employed by us, is essential to successfully challenging any payment denials. For example, as discussed above, certain provisions under CMS guidance manuals, local coverage determinations, and the DME MAC Supplier Manuals provide that clinical information from the “patient’s medical record” is required to be available to justify the initial and ongoing medical necessity for the provision of DMEPOS. Some DME MACs, CMS staff and other government contractors have taken the position that the “patient’s medical record” refers not to documentation maintained by the DMEPOS supplier but instead to documentation maintained by the patient’s physician, healthcare facility or other clinician, and that clinical information created by the DMEPOS supplier’s personnel and confirmed by the patient’s physician is not sufficient to establish medical necessity. If treating physicians do not adequately document, among other things, their diagnoses and plans of care, the risks that the Company will be subject to audits and payment denials are likely to increase. Moreover, auditors’ interpretations of these policies are inconsistent and subject to individual interpretation, leading to significant increases in individual supplier and industry-wide perceived error rates. High error rates could lead to further audit activity and regulatory burdens and could result in our making significant refunds and other payments to Medicare and other government programs. Accordingly, our future revenues and cash flows from government healthcare programs may be reduced. Commercial Payors also may conduct audits and may take legal action to recover alleged overpayments. We could be adversely affected in some of the markets in which we operate if an auditing Payor alleges substantial overpayments were made to us due to coding errors or lack of documentation to support medical necessity determinations. We cannot currently predict the adverse impact these measures might have on our business, results of operations, financial conditions and prospects, but such impact could be material.
Moreover, as discussed above, provisions of the ACA implemented by CMS require that overpayments be reported and returned within 60 days of the date on which the overpayment is “identified.” Any overpayment retained after this deadline may be considered an “obligation” for purposes of the FCA,

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

liability for which can result in the imposition of substantial fines and penalties. CMS currently requires a six-year “lookback period,” for reporting and returning overpayments.
Accordingly, our arrangements and business practices may be the subject of government scrutiny or found to violate applicable laws. If federal or state government officials challenge our operations or arrangements with third parties that we have structured based upon our interpretation of these laws, rules, and regulations, such a challenge could potentially disrupt our business operations and we may incur substantial defense fees and costs, even if we successfully defend our interpretation of these laws, rules, and regulations. If the government or third parties successfully challenge our interpretation, such a challenge may have a material adverse effect on our business, results of operations, financial conditions and prospects.
Ongoing federal and state health reform initiatives could impact our operations and business condition in ways that we cannot currently predict and may have a significant adverse effect on our business, results of operations, financial condition and prospects.
Economic, political, and regulatory influences at both the federal and state level are continuously causing fundamental changes in the U.S. healthcare industry. In 2010, Congress enacted significant reforms to the U.S. healthcare system, contained primarily in the ACA and its companion act, the Health Care Education and Reconciliation Act of 2010 (collectively, the “Health Reform Laws”). Since their passage in 2010, the Health Reform Laws have faced various and ongoing legal challenges to repeal or modify those laws or delay the implementation of certain aspects of those laws.
Consequently, the core tenets of the Health Reform Laws currently remain in effect, but with several exceptions. The individual mandate penalty was reduced to zero through the TCJA with the elimination of the individual mandate penalty effective January 1, 2019. In addition, the Bipartisan Budget Act of 2018, enacted in February 2018, eliminated the Independent Payment Advisory Board, which was a 15-member panel of healthcare experts created by the Health Reform Laws and tasked with making annual cost-cutting recommendations for the Medicare program if Medicare spending exceeded a specified growth rate. In December 2019, Congress passed the Further Consolidated Appropriations Act, 2020 (Pub. Law 116-94) that repealed several provisions included in the Health Reforms Laws to pay for increased federal spending associated with those laws. Specifically, Congress: (i) repealed the Medical Device Excise Tax, which imposed a 2.3% excise tax on manufacturers, producers and importers of certain medical devices, effective in 2020; (ii) repealed the so-called “Cadillac Tax,” which imposed an excise tax of 40% on premiums of employer-sponsored insurance for individuals and families that exceeded a certain minimum threshold, effective in 2020; and (iii) repealed the health insurance tax, which applies to most fully insured plans, effective in 2021.
The Health Reform Laws also are the subject of ongoing litigation. In particular, a collection of 20 state governors and state attorneys general (subsequently two states have dropped out) filed a lawsuit against the federal government in the Northern District of Texas seeking to enjoin the entire Health Reform Laws following the elimination of the individual mandate penalty in 2019. The District Court ruled that without the penalty provision, the individual mandate was unconstitutional and that all other provisions of the Health Reform Laws should be overturned as well. The U.S. Court of Appeals for the 5th Circuit affirmed the trial court’s decision; however, instead of deciding whether the rest of the ACA must be struck down, the 5th Circuit sent the case back to the trial court for additional analysis. In March of 2020, the U.S. Supreme Court granted certiorari in the case and, on November 10, 2020, heard oral arguments. We are unable to predict the ultimate outcome of the lawsuit but note its potential impact on the Health Reform Laws moving forward. These and other efforts to challenge, repeal or replace the ACA may result in reduced funding for state Medicaid programs, lower numbers of insured individuals and reduced coverage for insured individuals, which would have a material adverse effect on our business, results of operations, financial conditions and prospects.
We anticipate that federal and state governments will continue to review and assess alternative healthcare delivery systems and payment methodologies, and that public debate regarding these issues will continue in the future. Changes in the law or new interpretations of existing laws can have a substantial effect on permissible activities, the relative costs associated with doing business in the healthcare industry and the amount of reimbursement available from government and other Payors. If the Health Reform Laws are repealed or modified, or if implementation of certain aspects of the Health Reform Laws continues to be

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

delayed, such repeal, modification, or delay may have a material and adverse impact on our business, results of operations, financial conditions and prospects.
We may be adversely affected by Congress’ elimination of the ACA’s individual mandate penalty.
The provisions of the ACA that penalized individuals if they failed to maintain a basic level of health insurance coverage, commonly referred to as the law’s “individual mandate penalty,” were effectively repealed through the TCJA when Congress reduced the penalty to zero dollars. The elimination of the individual mandate penalty may have the ongoing effect of increasing instability and financial disruption in the market for health insurance in 2021 and beyond, as a population of patients who may previously have obtained coverage because they were required to under the ACA may choose now to enroll in less expensive and less robust insurance products or to drop their coverage altogether. The repeal became effective January 1, 2019 but such choices may continue to materialize as more patients are made aware of the elimination of the individual mandate penalty. However, as a result of a changing administration and changes in Congress, it is possible that the individual mandate could be reinstated. These and other risks and uncertainties resulting from the elimination of the individual mandate penalty may have a material adverse effect on our business, results of operations, financial conditions and prospects.
If we fail to maintain required licenses, certifications, or accreditation, or if we do not fully comply with requirements to provide notice to or obtain approval from regulatory authorities due to changes in our ownership structure or operation, it could adversely impact our operations.
We are required to maintain state and/or federal licenses and certifications for our operations and facilities. In addition, certain employees, primarily those with clinical expertise in respiratory therapy and nursing, are required to maintain licenses in the states in which they practice. From time to time, we may become subject to new or different licensing requirements due to legislative or regulatory requirements or the development of or changes to our business. Accurate licensure is also a critical threshold issue for Medicare enrollment and for participation in the Medicare DMEPOS CBP. We are subject to periodic inspection by governmental and other authorities to assure continued compliance with the various standards necessary for licensing and certifications, some of which are complex and may be unclear or subject to varying interpretation.
All DMEPOS suppliers are also required by CMS to meet a complex array of supplier standards. In response to the declaration of a public health emergency due to the COVID-19 pandemic, CMS instituted flexibilities related to the DMEPOS supplier standards and temporarily suspended all DMEPOS provider enrollment site visits in order to ease provider burden during the COVID-19 pandemic. However, as of July 6, 2020, CMS has resumed all DMEPOS provider enrollment site visits, and is no longer waiving certain DMEPOS supplier standards. Although we believe we have the right systems in place to monitor licensure and certification, our failure, or the failure of one or more of our clinicians, to maintain appropriate licensure or certification for our operations, facilities, and clinicians could result in interruptions in our operations and our ability to service patients, refunds to state and/or federal Payors, and the imposition of sanctions or fines, which could have an adverse and material impact on our business, results of operations, financial conditions and prospects.
Accreditation is required by most major commercial Payors and is a mandatory requirement for all Medicare DMEPOS suppliers. In response to the declaration of a public health emergency due to the COVID-19 pandemic, CMS temporarily suspended all accreditation and reaccreditation activities for DMEPOS suppliers. However, as of July 6, 2020, CMS resumed all accreditation and reaccreditation activities, including surveys, which may be conducted on-site, virtually or a combination of both depending on each state’s reopening plan. We and all of our branch locations are currently accredited by The Joint Commission. If we or any of our branch locations should lose accreditation, or if any of our new branch locations are unable to become accredited, our failure to maintain our accreditation or become accredited could have a material adverse effect on our business, results of operations, financial conditions and prospects. CMS also imposes surety bond requirements on all DMEPOS suppliers.
The requirements for licensure and certification may include notification or approval in the event of a transfer or change of ownership or certain other changes. Agencies or commercial Payors with which we have contracts may have similar requirements and some of those processes may be complex. State licensing

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

laws are often ambiguous as to whether they apply to our services, and interpretation of these laws can change without notice. Failure to provide required notifications or obtain the requisite approvals could result in the delay or inability to complete an acquisition or transfer, loss of licensure, lapses in reimbursement or other penalties. While we make reasonable efforts to substantially comply with these requirements, if we are found to have failed to comply in some material respect, it could have an adverse or material impact on our business, results of operations, financial condition and prospects.
A recall of any of our products, either voluntarily or at the direction of the FDA or another governmental authority, or the discovery of serious safety issues with our products that leads to corrective actions being taken, could have a significant adverse impact on our business.
The FDA has authority to request the recall of medical gas products or medical devices and supplies in the event a product presents a risk of illness or injury or gross consumer deception, such as due to a material deficiency or defect in design, labeling or manufacture of a product, and a cessation of distribution and/or recall is necessary to protect the public health and welfare. If after providing the Company or the manufacturer with an opportunity to consult with the agency, the FDA finds that there is a reasonable probability that a device intended for human use would cause serious, adverse health consequences, undesirable side effects or death, the FDA has the power to mandate a recall of medical devices. Manufacturers may also, under their own initiative, recall a product if any material deficiency is identified or withdraw a product for other reasons. Any major recall would divert management attention and financial resources from the operation of our business, could cause the price of our stock to decline and expose us to product liability or other claims and harm our reputation with patients. If we do not adequately address problems associated with our medical gas products or medical devices and supplies, we may face additional regulatory enforcement action, FDA untitled or warning letters, product seizure, injunctions, administrative penalties, civil money penalties or criminal fines. We may also be required to bear other costs or take other actions that may have a negative impact on our revenue, or significant adverse publicity of regulatory consequences, which could harm our business.
We may be subject to fines, penalties, or injunctions if we are determined to be promoting the use of our products for unapproved or “off-label” uses, resulting in damage to our reputation and our business.
Our promotional materials and training methods must comply with applicable laws and regulations of the FDA and other regulatory authorities, including the prohibition of the promotion of a medical gas or medical device for a use that has not been cleared or approved by the FDA or other applicable regulatory authorities. If the FDA or other applicable regulatory authorities determine that our promotional materials or training constitutes promotion of an off-label use that is either false or misleading, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, which could have a material adverse effect on our business, results of operations, financial conditions and prospects.
Our corporate officers may be subject to a misdemeanor penalty (and possible subsequent felony) under the Federal Food, Drug, and Cosmetic Act (“FFDCA”) for alleged violations of the Act.
The Park Doctrine, as established by the U.S. Supreme Court, provides that a responsible corporate official can be held criminally liable for a first time misdemeanor (and possible subsequent felony) for a company’s alleged violations of the FFDCA without proof that the corporate official participated in, had intent or negligence, or was even aware of the violations. In pursuing such a charge, the government need only demonstrate that the official was in a position of authority to prevent or correct the alleged violation. Under Section 303(f)(1) of the FFDCA, a person who violates a requirement relating to medical devices or supplies can be liable for a civil penalty for all violations adjudicated in a single proceeding, except for those relating to cGMPs and medical device reporting violations that do not constitute a significant or knowing departure from requirements or a risk to public health; filth violations in devices and supplies that are not otherwise defective; and minor violations relating to device and supply tracking and correction and removal reporting requirements if the person shows substantial compliance with such provisions. The FDA may use misdemeanor prosecution as an enforcement tool and may refer prosecutions to the DOJ. Once a person has been convicted of a misdemeanor under the FFDCA, any subsequent violation is a felony, even without proof that the responsible corporate official acted with the intent to defraud or mislead. In some cases, a misdemeanor conviction of an individual may serve as the basis for debarment by the FDA. The

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

maximum civil money penalty amounts are periodically adjusted for inflation. If the DOJ were to pursue such a misdemeanor or felony prosecution against a responsible corporate official of the Company, it could have a material adverse effect on our business, results of operations, financial conditions and prospects and could lead to suspension, debarment or exclusion proceedings.
Our medical gas facilities and operations are subject to extensive regulation by federal and state authorities and there can be no assurance that our medical gas facilities will achieve and maintain compliance with such regulations.
We have a number of medical gas facilities in several states. These facilities are subject to federal and state regulatory requirements, including numerous environmental, health and safety laws and regulations, for the handling, use, storage, treatment and disposal of hazardous materials. The FDA regulates medical gases, including medical oxygen, pursuant to its authority under the FFDCA. Among other requirements, the FDA’s cGMP regulations impose certain quality control, documentation, and recordkeeping requirements on the receipt, processing, and distribution of medical gas. Further, in each state where we operate medical gas facilities, we are subject to regulation under state health and safety laws, which vary from state to state. The FDA and state authorities conduct periodic, unannounced inspections at medical gas facilities to assess compliance with the cGMP and other regulations. For further information, see “—Risks Related to Our Business and Operations—Changes or disruption in supplies , or inability to timely scale-up manufacturing of our products and services provided by third parties could adversely affect our business” above.
We expend significant time, money, and resources in an effort to achieve substantial compliance with the cGMP regulations and other federal and state law requirements at each of our medical gas facilities. There can be no assurance, however, that these efforts will be successful and that our medical gas facilities will achieve and maintain compliance with federal and state laws and regulations. Our failure to achieve and maintain regulatory compliance at our medical gas facilities could result in enforcement action, including untitled letters, warning letters, fines, product recalls or seizures, temporary or permanent injunctions, or suspensions in operations at one or more locations, as well as civil or criminal penalties, all of which could materially harm our business, results of operations, financial conditions and prospects.
Our operations are subject to various environmental, health and safety laws and regulations, including related to storage, transportation and provision of medical gas products and compressed and liquid oxygen, which carries an inherent risk of rupture, leaks, fires or other accidents, and could potentially result in fines or penalties or cause substantial loss and liability that could have a material adverse effect on our business, results of operations, financial conditions and prospects.
Our operations involve the use of hazardous and flammable materials, and we are subject to a variety of federal, state and local environmental laws and regulations relating to the storage, transportation and provision of medical gas products and compressed and liquid oxygen. There is an inherent risk of ruptures, leaks, fires or other accidents. These risks could result in substantial losses due to personal injury or loss of life, severe damage to and destruction of property and equipment and pollution or other environmental damage and may result in curtailment or suspension of our related operations. Environmental laws and regulations impose liability for the remediation of releases of hazardous substances into the environment and for personal injuries resulting from exposure to hazardous substances, and they can give rise to substantial remediation costs and to third-party claims. Our products may also contain hazardous substances, and they are subject to laws and regulations relating to labeling requirements and to their sale, collection, recycling, treatment, storage and disposal. Corrective action plans, fines or other sanctions may be levied by government regulators who oversee the storage, transportation and provision of hazardous materials and any liability could exceed our resources. Liability under environmental laws and regulations can be joint and several and without regard to fault or negligence, and they tend to become more stringent over time, imposing greater compliance costs and increased risks and penalties associated with violations. We cannot assure you that violations of these laws and regulations, or releases of or exposure to hazardous substances, will not occur in the future and have not occurred in the past, including as a result of human error, accidents, equipment failure or other causes. If a significant accident or event occurs, it could adversely affect our business, results of operations, financial conditions and prospects. Although we maintain general liability insurance as well as workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees or third-party vendors resulting from the use of hazardous materials, this

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or tort claims that may be asserted against us in connection with our storage or disposal of hazardous materials.
Failure of a key information technology system, process or site could have an adverse effect on our business.
We rely extensively on information technology (“IT”) systems to conduct our business, particularly with respect to our online business. These systems affect, among other things, invoice patients and Payors, to manage clinical and financial data, to communicate with our patients, Payors, vendors and other third parties, to summarize and analyze our operating results and other processes necessary to manage our business. Our systems may be subject to computer viruses, ransomware or other malware, attacks by computer hackers, failures during the process of upgrading or replacing software, databases or components thereof and if our systems are damaged or cease to function properly due to these, or any number of causes, ranging from catastrophic events and power outages to security breaches, and our business continuity plans do not effectively compensate on a timely basis, we may experience interruptions in our operations, including corruption of our data or release of our confidential information, which could have an adverse effect on our business, results of operations, financial conditions and prospects.
A cyber-attack, a security breach or the improper disclosure of protected health information (“PHI”) could cause a loss of confidential data, give rise to remediation and other expenses, expose us to liability under HIPAA and the Health Information Technology for Economic and Clinical Health Act (“HITECH”), consumer protection, common law or other legal theories, subject us to litigation and federal and state governmental inquiries, damage our reputation and otherwise be disruptive to our business.
We rely extensively on our IT systems to bill patients and Payors, to manage clinical and financial data, to communicate with our consumers, Payors, vendors and other third parties, and to summarize and analyze our operating results. Although we have implemented various policies, procedures and other security measures to protect our IT systems and data and face ongoing cyber-attacks and threats, there can be no assurance that we will not be subject to a cyber-attack, a security breach or the improper disclosure or use (including by our own employees) of PHI in the future. Such attacks or breaches could result in loss of protected patient medical data or other information subject to privacy laws or disrupt our information technology systems or business, potentially exposing us to regulatory action, litigation and liability.
The healthcare industry has been and continues to be a target for cyber-attacks and the number of threats has only increased during the COVID-19 pandemic. Numerous federal agencies that monitor and regulate internet and cyber-crime have issued guidance, alerts and directives warning of software vulnerabilities that require immediate patching, malicious actors targeting healthcare related systems and nation state sponsored hacking designed to steal valuable information, including COVID-19 vaccine and treatment research.
HIPAA applies to covered entities (health care providers that engage in electronic standard transactions, health plans, and health care clearinghouses) and their business associates (persons that provide services for or on behalf of covered entities involving the creation, receipt, maintenance, and/or transmission of PHI). HIPAA is comprised of a number of obligations and individual rights pertaining to the privacy and security of certain PHI, security measures that must be implemented in connection with protecting PHI and related systems, as well as the standard formatting of certain electronic health transactions. HITECH (enacted under the American Recovery and Reinvestment Act of 2009) further regulated how covered entities and business associates may use and disclose PHI. In addition, HIPAA requires covered entities to use the electronic standard transactions, operating rules, code sets and unique identifiers that have been adopted through regulation by the Secretary. Covered entities and/or their business associates must report breaches of unsecured PHI without unreasonable delay to the HHS Office for Civil Rights (“OCR”), under certain circumstances to affected individuals and, in the case of larger breaches, the media. Violations of the HIPAA privacy and security regulations may result in significant criminal and civil penalties. We are subject to HIPAA as a covered entity. We enter into contracts with our business associates to require those business associates to safeguard PHI in accordance with the requirements of HIPAA and HITECH; we also sometimes enter into contracts as the business associate of another covered entity. The HIPAA privacy, security, and breach notification regulations have imposed, and will continue to impose, significant compliance costs on our operations.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

Under the 21st Century Cures Act, Congress authorized the HHS Office of the National Coordinator for Health Information Technology (“ONC”) to engage in rulemaking that would drive interoperability and provide timely access to health information through standardized application programming interfaces (“APIs”) to seamlessly coordinate care, improve outcomes and reduce the cost of care, known as the Information Blocking Rules. CMS also published new regulations under their authority to regulate managed care plans and healthcare providers participating in Medicare and Medicaid programs that enable better patient access to their health information and reduce the burden on Payors and providers. The Information Blocking Rules became effective on April 5, 2021. We may be considered an “actor” subject to the Information Blocking Rules or will participate in a health information exchange or network under the ONC and CMS Interoperability Rules and we will likely be required to comply with the new regulatory framework that is emerging around value-based payments and patient-centered care.
In January 2021, the ONC published Proposed Modifications to the HIPAA Privacy Rule to Support, and Remove Barriers to, Coordinated Care and Individual Engagement. These proposed HIPAA modifications are meant to streamline patient access and improve information sharing through standardized APIs and the use of third-party mobile applications. In order to do so, OCR has proposed modifications to the individuals’ right of access to their PHI, putting patients in charge of their health records and giving patients and their families more control over their healthcare choices. While these HIPAA Privacy Rule modifications are still in the proposed phase of rulemaking, in order to remain HIPAA compliant when the new rules are finalized and implemented, healthcare providers may need to modernize their information technology capabilities and update internal policies and procedures, as well as business associate agreements.
Numerous other federal and state laws that protect the confidentiality, privacy, availability, integrity and security of PHI and healthcare related data also apply to us. In many cases, these laws are more restrictive than, and not preempted by, the HIPAA and HITECH rules and requirements, and may be subject to varying interpretation by courts and government agencies, creating complex compliance issues for us and potentially exposing us to additional expenses, adverse publicity and liability. Furthermore, the legislative and regulatory framework relating to the processing of personal data, including PHI, worldwide is rapidly expanding and evolving and is likely to remain uncertain for the foreseeable future. In the course of our operations, we process personal data and PHI, including from our employees and third parties with whom we conduct business. Accordingly, we are, and may increasingly become, subject to various data privacy and security laws, regulations and standards, as well as policies, contracts and other obligations that apply to the processing of personal data and PHI both by us and on our behalf, the number and scope of which are changing, subject the differing applications and interpretations, may be inconsistent among jurisdictions, and may conflict with each other.
Further, federal and state consumer laws are being applied increasingly by the Federal Trade Commission (“FTC”) and state attorneys general, to regulate the collection, use and disclosure of personal information or patient health information, and to ensure that appropriate data safeguards are implemented by business and organizations that are maintaining personal information about individuals. For example, the California Consumer Privacy Act (“CCPA”), which became effective on January 1, 2020, gives California residents expanded rights to access and delete their personal information, opt out of “sales” of the consumer’s personal information, and receive detailed information about how their personal information is collected, used, and disclosed by requiring covered businesses to provide new disclosures to California consumers. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. In addition, in November 2020, Californians approved Proposition 24, which was also known as the California Privacy Rights Act (the “CPRA”). The CPRA modifies and expands the CCPA and established a new California Privacy Protection Agency. While the CPRA extended the current CCPA exemption of employment and business-to-business data until January 1, 2023, it also established January 1, 2023 as the new compliance date for most of the other substantive provisions that companies doing business in California must be prepared to meet. In addition to applying to businesses that buy and sell personal information the CPRA applies to businesses that buy, sell or share personal information and sets forth a new category of “sensitive personal information” that includes, genetic data; biometric or health information; and sex life or sexual orientation information. In addition to the modifications that enhance individuals’ rights under the CCPA, the CPRA added five more rights, including the authority for the State to regulate the requirement for businesses to conduct risk assessments and

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

cybersecurity audits. There is still a significant amount of uncertainty with respect to the CPRA’s three-year compliance roll-out that may increase our compliance costs and potential liability. Virginia has recently passed a similar data privacy law, and other states including New York, Massachusetts, North Dakota, Hawaii, and Maryland also are considering laws that would give consumers increased control over their personal data.
Courts also may adopt the standards for fair information practices promulgated by the FTC that concern consumer notice, choice, security and access. The FTC and many state attorneys general are interpreting existing federal and state consumer protection laws to impose evolving standards for the online collection, use, dissemination and security of health-related and other personal information. Courts may also adopt the standards for fair information practices promulgated by the FTC, which concern consumer notice, choice, security and access. Consumer protection laws require us to publish statements that describe how we handle personal information and choices individuals may have about the way we handle their personal information. If such information that we publish is considered untrue, it may be subject to government claims of unfair or deceptive trade practices, which could lead to significant liabilities and consequences. Furthermore, according to the FTC, violating consumers’ privacy rights or failing to take appropriate steps to keep consumers’ personal information secure may constitute unfair acts or practices in or affecting commerce in violation of Section 5 of the FTC Act.
Under the Federal Controlling the Assault of Non-Solicited Pornography And Marketing Act of 2003 (“CAN-SPAM Act”), the Telephone Consumer Protection Act of 1991 (“TCPA”) and the Telemarketing Sales Rule and Medicare regulations, we are limited in the ways in which we can market our products and services by use of email, text or telephone marketing. The CAN-SPAM Act also prohibits and protects consumers against all auto-dialed or pre-recorded calls or text messages to an individual’s cell phone. The actual or perceived improper making of telephone calls or sending of text messages may subject us to potential risks, including liabilities or claims relating to consumer protection laws. Numerous class-action suits under federal and state laws have been filed in recent years against companies that conduct SMS texting programs, with many resulting in multi-million-dollar settlements to the plaintiffs. Any future such litigation against us could be costly and time-consuming to defend. For example, the TCPA, a federal statute that protects consumers from unwanted telephone calls, faxes and text messages, restricts telemarketing and the use of automated SMS text messages without proper consent. Additionally state regulators may determine that telephone calls to our patients are subject to state telemarketing regulations. The Medicare program has also imposed certain other requirements limiting the ability of a DMEPOS supplier to market to beneficiaries. If we do not comply with existing or new laws and regulations related to telephone contacts or patient health information, we could be subject to criminal or civil sanctions.
New regulation and information standards, whether implemented pursuant to federal or state laws, whether in the U.S. or in other jurisdictions, is expected in this area and could have a significant effect on the manner in which we must handle healthcare related data, and the cost of complying with such standards could be significant. We have implemented various compliance measures in connection with the HIPAA, HITECH and 21st Century Cures Act rules and requirements, and other federal and state privacy and security rules and requirements, but we may be required to take additional steps, including costly system purchases and modifications or training of our employees to ensure their compliance, to comply with these rules and requirements as they may evolve over time. We face potential government enforcement actions and administrative, civil and criminal sanctions if we do not comply with the existing or new laws and regulations dealing with the privacy and security of personal information, PHI and patient information. Any of these events could subject us to substantial fines or penalties and could have a material adverse effect on our business, results of operations, financial conditions and prospects. Similarly, if we, or any of our business associates, experience a breach of PHI or other personal information, the breach reporting requirements required by HIPAA and other applicable laws, including state laws could result in substantial financial liability and reputational harm.
Risks Related to this Offering and Ownership of our Common Stock
There has been no prior public market for our common stock and there may not be an active trading market for shares of our common stock following this offering, which may cause shares of our common stock to trade at a discount from their initial offering price and make it difficult to sell the shares of common stock you purchase.
Prior to this offering, there has not been a public trading market for shares of our common stock. It is possible that after this offering an active trading market will not develop or continue or, if developed,

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

that any market will be sustained which would make it difficult for you to sell your shares of common stock at an attractive price or at all. The initial public offering price per share of common stock will be determined by agreement among us, the Sponsors and the representatives of the underwriters, and may not be indicative of the price at which shares of our common stock will trade in the public market after this offering.
The market price of shares of our common stock may be volatile or may decline and our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations and could cause the value of your investment to decline.
The market price of our common stock may be highly volatile and could be subject to wide fluctuations in response to numerous factors, many of which are beyond our control, including:
•
general economic, market or political conditions, including conditions resulting from COVID-19;

•
overall performance of the equity markets;

•
our operating performance compared to expectations of public market analysts and investors, including due to variations in our quarterly operating results or dividends, if any, to stockholders;

•
changes in our projected operating results that we provide to the public, our failure to meet these projections;

•
additions or departures of key management personnel;

•
failure to meet analysts’ earnings estimates;

•
publication of research reports about our industry;

•
litigation and government investigations;

•
regulatory actions with respect to our products and services;

•
changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business;

•
changes in our relationship with hospitals, large commercial Payors or the VA and adverse impact on our material contracts;

•
adverse market reaction to any indebtedness we may incur or securities we may issue in the future;

•
financing or other corporate transactions, or inability to obtain additional funding;

•
changes in market valuations of similar companies or speculation in the press or investment community;

•
announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments;

•
adverse publicity about the industries we participate in or individual scandals;

•
seasonality, including possible seasonal slowing of demand for our products and services in the beginning of the year due to patients deferring their treatment and services until they have met their annual deductibles and delays in changes to employer insurance coverage becoming effective and increased incidence of respiratory infections during the winter season that may result in additional respiratory products and services being used; and which may become more pronounced in the future as our business grows;

•
trading activity by a limited number of stockholders who together beneficially own a majority of our outstanding common stock;

•
sales of our common stock by us, our insiders or other stockholders;

•
expiration of market stand-off or lock-up agreements;

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

•
the size of our market float; and

•
any other factors described in this “Risk Factors” section and elsewhere in this prospectus.

In addition, our quarterly and annual operating results may fluctuate significantly in the future, which makes it difficult for us to predict our future operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated guidance we may provide.
Stock markets have recently experienced extreme price and volume fluctuations. In the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.
We are a holding company with no operations of our own and we are accordingly dependent upon distributions from our subsidiaries to pay taxes and pay dividends.
We are a holding company and our operations are conducted entirely through our subsidiaries. Our ability to generate cash to pay applicable taxes at assumed tax rates and pay cash dividends we declare, if any, is dependent on the earnings and the receipt of funds from Rotech Healthcare, Inc. and its subsidiaries via dividends or intercompany loans. Deterioration in the financial condition, earnings or cash flow of Rotech Healthcare, Inc. and its subsidiaries for any reason could limit or impair their ability to pay such distributions. Additionally, to the extent that we need funds and our subsidiaries are restricted from making such distributions under applicable law or regulation or under the terms of our financing arrangements, or are otherwise unable to provide such funds, it could materially adversely affect our liquidity and financial condition.
If securities or industry analysts do not publish research or reports about our business, or if they downgrade their recommendations regarding our common stock, our stock price and trading volume could decline.
The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If any of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, our common stock price may decline. If analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our common stock price or trading volume to decline and our common stock to be less liquid.
Investors in this offering will suffer immediate and substantial dilution.
The initial public offering price per share of common stock will be substantially higher than our net tangible book value per share immediately after this offering. As a result, you will pay a price per share of common stock that substantially exceeds the per share book value of our tangible assets after subtracting our liabilities. In addition, you will pay more for your shares of common stock than the amounts paid by our pre-IPO owners. Assuming an offering price of $          per share of common stock, which is the midpoint of the range on the front cover of this prospectus, you will incur immediate and substantial dilution in an amount of $         per share of common stock. See “Dilution.”
You may be diluted by the future issuance of additional common stock in connection with our incentive plans, acquisitions or otherwise.
After this offering we will have approximately           shares of common stock authorized but unissued. Our amended and restated certificate of incorporation will authorize us to issue these shares of common stock and options, rights, warrants and appreciation rights relating to common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion,

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

whether in connection with acquisitions or otherwise. Additionally, we have reserved shares for issuance under our 2021 Omnibus Incentive Plan (the “Omnibus Incentive Plan”). See “Executive and Director Compensation—Post-IPO Equity Compensation Plans—2021 Omnibus Incentive Plan.” Any common stock that we issue, including under our Omnibus Incentive Plan or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by the investors who purchase common stock in this offering.
Participation in this offering by our existing stockholders and their affiliated entities may reduce the public float for our common stock.
To the extent certain of our existing stockholders and their affiliated entities participate in this offering, such purchases would reduce the non-affiliate public float of our shares, meaning the number of shares of our common stock that are not held by officers, directors and principal stockholders. A reduction in the public float could reduce the number of shares that are available to be traded at any given time, thereby adversely impacting the liquidity of our common stock and depressing the price at which you may be able to sell shares of common stock purchased in this offering.
Each of our Sponsors and their affiliates control us and their individual interests may conflict with ours or yours in the future.
Immediately following this offering, our Sponsors and their respective affiliates will beneficially own approximately     % of our common stock (or     % if the underwriters exercise their option to purchase additional shares in full). Even when each of our Sponsors and their respective affiliates cease to own shares of our stock representing a majority of the total voting power, for so long as each of our Sponsors continue to own a significant percentage of our stock, each of our Sponsors will still be able to significantly influence the composition of our board of directors and the approval of actions requiring stockholder approval through their voting power. Accordingly, for such period of time, each of our Sponsors will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers. In particular, for so long as each of our Sponsors continue to own a significant percentage of our stock, each of our Sponsors will be able to cause or prevent a change of control of our Company or a change in the composition of our board of directors and could preclude any unsolicited acquisition of our Company. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of our Company and ultimately might affect the market price of our common stock. Additionally, each of our Sponsors may assign their respective rights under the stockholders agreement to a third party without our consent, for example, in connection with a privately negotiated sale of all or a portion of each of our Sponsors’ holdings of our common stock to a third party. Such third party would then have the right to designate individuals to be nominated to our board, as well as other rights under the stockholders agreement. Notwithstanding the existence of the stockholders agreement, our sponsors have no voting or other agreements among them. The interests of each of our Sponsors or any such third party with respect to such rights may conflict with our interests or your interests in the future.
Our Sponsors and their affiliates engage in a broad spectrum of activities. In the ordinary course of their business activities, our Sponsors and their affiliates may engage in activities where their interests conflict with our interests or those of our stockholders. Our amended and restated certificate of incorporation will provide that none of our Sponsors, any of their affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or his or her affiliates, will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. Our Sponsors also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, our Sponsors may have an interest in our pursuing acquisitions, divestitures and other transactions that, in their judgment, could enhance their investment, even though such transactions might involve risks to us and our stockholders.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

A significant portion of our total outstanding shares is and will be restricted from immediate resale following this offering, but if we or our pre-IPO owners sell additional shares of our common stock in the near future or are perceived by the public markets as intending to sell them, the market price of our common stock could decline significantly.
The sale of substantial amounts of shares of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for you to sell your common stock in the future at a time and at a price that you deem appropriate, if at all. Upon completion of this offering, we will have a total of            shares of our common stock outstanding. Of the outstanding shares, the shares sold in this offering (or shares of our common stock if the underwriters exercise their option to purchase additional shares in full) will be freely tradable without restriction or further registration under the Securities Act of 1933 (the “Securities Act”). The remaining           shares held by our pre-IPO owners and management after this offering will be subject to certain restrictions under securities laws or as a result of lock-up or other agreements and may be sold only in compliance with the limitations described in “Shares Eligible for Future Sale.”
We, our officers, directors and substantially all holders of our outstanding shares of common stock immediately prior to this offering, including our Sponsors and selling stockholders, will sign lock-up agreements with the underwriters that will, subject to certain customary exceptions, restrict the sale of the shares of our common stock held by them for 180 days following the date of this prospectus. BofA Securities, Inc., Jefferies LLC and UBS Securities LLC may, in their sole discretion, release all or any portion of the shares of common stock subject to such lock-up agreements. See “Underwriting” for a description of these lock-up agreements. See “Principal and Selling Stockholders” and “Shares Eligible for Future Sale—Lock-Up Agreements.”
Upon the expiration of the lock-up agreements described above, all of such shares will be eligible for resale in the public market, subject, in the case of shares held by our affiliates, to volume, manner of sale and other limitations under Rule 144. We expect that our Sponsors will continue to be considered an affiliate following the expiration of the lock-up period based on its expected share ownership and its board nomination rights. Certain other of our stockholders may also be considered affiliates at that time. However, subject to the expiration or waiver of the 180-day lock-up period, the holders of these shares of common stock will have the right, subject to certain exceptions and conditions, to require us to register their shares of common stock under the Securities Act, and they will have the right to participate in future registrations of securities by us. Registration of any of these outstanding shares of common stock would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. See “Shares Eligible for Future Sale.”
We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock or securities convertible into or exchangeable for shares of our common stock issued pursuant to our Omnibus Incentive Plan. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover shares of our common stock.
As restrictions on resale end, the market price of our shares of common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities or to use our shares of common stock as consideration for acquisitions of other businesses, investments or other corporate purposes.
Because we have no current plans to pay dividends on our common stock following this offering, you may not receive any return on your investment unless you sell your common stock for a price greater than that which you paid for it.
We have no current plans to pay dividends on our common stock following this offering. The declaration, amount and payment of any future dividends on shares of common stock will be at the sole discretion of our board of directors. Our board of directors may take into account general and economic

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us and such other factors as our board of directors may deem relevant. In addition, our ability to pay dividends is limited by our existing indebtedness and may be limited by covenants of other indebtedness we or our subsidiaries incur in the future. As a result, you may not receive any return on an investment in our common stock unless you sell your common stock for a price greater than that which you paid for them.
Our management may spend the proceeds of this offering in ways with which you may disagree or that may not be profitable.
Although we anticipate using the net proceeds to us from the offering as described under “Use of Proceeds,” we will have broad discretion as to the application of the net proceeds to us and could use them for purposes other than those contemplated by this offering. You may not agree with the manner in which our management chooses to allocate and spend the net proceeds to us. Our management may use the proceeds for corporate purposes that may not increase our profitability or otherwise result in the creation of stockholder value. In addition, pending our use of the proceeds, we may invest the proceeds primarily in instruments that do not produce significant income or that may lose value.
We could be subject to securities class action litigation.
In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because healthcare companies have experienced significant stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.
We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a public company, which could lower our profits, make it more difficult to run our business or divert management’s attention from our business.
As a public company, we will be required to commit significant resources and management time and attention to the requirements of being a public company, which will cause us to incur significant legal, accounting and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also will incur costs associated with the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and related rules implemented by the SEC and Nasdaq, and compliance with these requirements will place significant demands on our legal, accounting and finance staff and on our accounting, financial and information systems. In addition, we might not be successful in implementing these requirements. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.
Our internal controls over financial reporting currently do not meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act, and failure to achieve and maintain effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and the market price of the common stock.
As a public company, we will have significant requirements for enhanced financial reporting and internal controls. The process of designing and implementing effective internal controls is a continuous effort that will require us to anticipate and react to changes in our business and the economic and regulatory

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. If we are unable to establish or maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements and harm our results of operations.
Commencing with our fiscal year ending the year after this offering is completed, we must perform system and process design evaluation and testing of the effectiveness of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 10-K filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. In addition, once we are no longer considered an emerging growth company, our independent registered public accounting firm will be required to attest to the effectiveness of our internal controls over financial reporting on an annual basis. To achieve compliance with Section 404 of the Sarbanes-Oxley Act within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, including through hiring additional financial and accounting personnel, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. This will require that we incur substantial additional professional fees and internal costs to expand our accounting and finance functions and that we expend significant management efforts.
Prior to this offering, we have never been required to test our internal controls within a specified period and, as a result, our internal controls over financial reporting currently do not meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act that eventually we will be required to meet. Because currently we do not have comprehensive documentation of our internal controls and have not yet tested our internal controls in accordance with Section 404, we cannot conclude in accordance with Section 404 that we do not have a material weakness in our internal controls or a combination of significant deficiencies that could result in the conclusion that we have a material weakness in our internal controls. If such weaknesses in our system of internal financial and accounting controls and procedures are discovered, it could result in a material misstatement of our financial statements. Our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.
Matters impacting our internal controls may cause us to be unable to report our financial information on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the SEC or violations of applicable stock exchange listing rules, which may result in a breach of the covenants under existing or future financing arrangements. There also could be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our financial statements also could suffer if we or our independent registered public accounting firm were to report a material weakness in our internal controls over financial reporting. This could materially adversely affect us and lead to a decline in the market price of our common stock.
We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.
We are an “emerging growth company” as defined in the JOBS Act. For so long as we remain an emerging growth company, we are permitted by SEC rules and plan to rely on exemptions from certain disclosure requirements that are applicable to other SEC-registered public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the SOX, not being required to comply with the auditor requirements to communicate critical audit matters in the auditor’s report on the financial statements, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding a nonbinding

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, the information we provide stockholders will be different than the information that is available with respect to other public companies. We have taken advantage of reduced reporting obligations in this prospectus. In particular, in this prospectus, we have provided only two years of audited financial statements and we have not included all of the executive compensation related information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.
In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of the exemption regarding the timing of the adoption of accounting standards and, therefore, while we are an emerging growth company, we will not be subject to new or revised accounting standards at the same time that they become applicable to other public companies that are not emerging growth companies.
Anti-takeover provisions in our organizational documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.
We are subject to Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”); In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless the transaction fits within an enumerated exception, such as board approval of the business combination or the transaction that resulted in a person becoming an interested stockholder prior to the time such person became an interested stockholder. See “Description of Common Stock—Delaware Law.” These anti-takeover provisions and other provisions under our amended and restated certificate of incorporation, amended and restated by laws or Delaware law could discourage, delay or prevent a transaction involving a change in control of our Company, including actions that our stockholders may deem advantageous, or negatively affect the trading price of our common stock. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire.
Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware and the federal district courts of the United States of America as the sole and exclusive forums for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with the Company or the Company’s directors, officers or other employees.
Our amended and restated certificate of incorporation will provide that, unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware lacks jurisdiction over such action or proceeding, then another court of the State of Delaware or, if no court of the State of Delaware has jurisdiction, then the United States District Court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (1) derivative action or proceeding brought on behalf of our Company; (2) action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or stockholder of our Company to the Company or the Company’s stockholders; (3) action asserting a claim against the Company or any current or former director or officer of the Company arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws; or (4) action asserting a claim against us or any director or officer of the Company governed by the internal affairs doctrine. Our amended and restated certificate of incorporation will further provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the federal securities laws of the United States of America. Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring any interest in any shares of our common stock shall be deemed to have notice of and to have provided consent to the forum provisions in our amended and restated certificate of incorporation. Notwithstanding the

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

foregoing, the exclusive forum provision will not apply to claims arising under the Securities Act, the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction. These choice-of-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable or convenient for disputes with the Company or the Company’s directors, officers, other employees or stockholders, which may discourage such lawsuits. In addition, if a court were to find the exclusive forum provision or other provisions of our amended and restated certificate of incorporation inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, results of operations, financial condition and prospects and result in a diversion of the time and resources of our management and board of directors.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements that reflect our current views with respect to, among other things, our operations and financial performance. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:
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our ability to obtain reimbursements from Payors, and comply with reimbursement rules and standards of care;

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our ability to successfully renegotiate Payor contracts on substantially similar terms;

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our ability to comply with changing laws and regulations, and exclusion from federal health care programs for failure to report and return overpayments;

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our reliance on relatively few vendors for the majority of our medical equipment and supplies;

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our inability to timely scale-up manufacturing of our products and services provided by third parties;

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our failure to successfully design, modify and implement technology and other process changes;

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our failure to maintain controls and processes over billing and collections;

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our failure to attract and retain key members of senior management and other skilled labor;

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our ability to address the market opportunity in the healthcare sector, as well as the total market opportunity;

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our ability to maintain regulatory approval for our products and services;

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regulatory developments in the HME industry in the United States;

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our ability to address the needs of our existing and potential patients with home healthcare products and services;

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the success of competing products that are or may become available;

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our financial performance;

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our competitive position;

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the size and growth of the markets for our products and our ability to serve those markets;

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our plans and expected potential benefits of acquisitions and our ability to identify suitable acquisition opportunities and effectively integrate acquired businesses in a cost-effective manner;

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our expectations regarding our ability to obtain and maintain intellectual property protection for our products and related technologies;

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our capital requirements, the accuracy of our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

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our ability to generate revenue and obtain funding for our operations, including funding necessary to complete further development of our current and future products;

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the impact of the COVID-19 pandemic on our business, financial condition and results of operations and our response to it;

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our expectations regarding the period during which we will qualify as an emerging growth company under the JOBS Act; and

•
our anticipated use of our existing resources and the proceeds from this offering.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, and financial needs. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or will occur. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors include but are not limited to those described under “Risk Factors.” These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in, or implied by, any forward-looking statements. These forward-looking statements speak only as of the date of this prospectus and we undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.
MARKET AND INDUSTRY DATA
This prospectus includes market and industry data and forecasts that we have derived from independent consultant reports, publicly available information, various industry publications and other published industry sources, which we have not commissioned, and our internal data and estimates. Independent consultant reports, industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable.
Some market data and statistical information are also based on our good faith estimates, which are derived from management’s knowledge of our industry and such independent sources referred to above. Certain market, ranking and industry data included elsewhere in this prospectus, including the size of certain markets and our size or position and the positions of our competitors within these markets, including our services relative to our competitors, are based on estimates of our management. These estimates have been derived from our management’s knowledge and experience in the markets in which we operate, as well as information obtained from surveys, reports by market research firms, our patients, distributors, suppliers, trade and business organizations and other contacts in the markets in which we operate. Unless otherwise noted, all of our market share and market position information presented in this prospectus is an approximation. Our market share and market position in each of our lines of business, unless otherwise noted, is based on our sales relative to the estimated sales in the markets we served. References herein to our being a leader in a market or product category refer to our belief that we have a leading market share position in each specified market, unless the context otherwise requires. As there are no publicly available sources supporting this belief, it is based solely on our internal analysis of our sales as compared to our estimates of sales of our competitors. In addition, the discussion herein regarding our various end markets is based on how we define the end markets for our products, which products may be either part of larger overall end markets or end markets that include other types of products and services.
Our internal data and estimates are based upon information obtained from trade and business organizations and other contacts in the markets in which we operate and our management’s understanding of industry conditions.
TRADEMARKS, SERVICE MARKS AND TRADE NAMES
We own or have rights to trademarks, service marks or trade names that we use in connection with the operation of our business. In addition, our names, logos and website domain names and addresses are our service marks or trademarks. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies. The trademarks we own or have the right to use include, among others, Rotech. We also own or have the rights to copyrights that protect the content of our literature, be it in print or electronic form.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

Solely for convenience, certain trademarks, service marks and trade names referred to in this prospectus are used without the ™ or ® symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. All trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

USE OF PROCEEDS
We estimate that the net proceeds to us from this offering will be approximately $       million, or $       million if the underwriters exercise their option to purchase additional shares in full, based on an assumed initial public offering price of $       per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
We will not receive any proceeds from the sale of shares in this offering by the selling stockholders, including upon the sale of shares if the underwriters exercise their option to purchase additional shares. After estimated deducting underwriting discounts and commissions, the selling stockholders will receive approximately $       from this offering (or approximately $       if the underwriters exercise their option to purchase additional shares in full). See “Principal and Selling Stockholders.” We currently intend to use the net proceeds to us from this offering, together with our existing cash and cash equivalents, to (i) repay all amounts outstanding under the Rotech Healthcare Holdings Credit Facility and (ii) for general corporate purposes, including working capital, operating expenses and capital expenditures. Our Sponsors and/or their respective affiliates are lenders under the Rotech Healthcare Holdings Credit Facility and therefore will receive a portion of the net proceeds to us from the offering. We may also use a portion of the net proceeds from this offering for the acquisition of businesses or other assets that we believe are complementary to our own.
As of March 31, 2021, we had $149.3 million outstanding under the Rotech Healthcare Holdings Credit Facility. The Rotech Healthcare Holdings Credit Facility matures in September 2023. The term loans under the Rotech Healthcare Holdings Credit Facility bear interest at the Three Month LIBOR Index Rate (as defined in the Rotech Healthcare Holdings Credit Facility) plus the Applicable Margin (as defined in the Rotech Healthcare Holdings Credit Facility) in effect from time to time. The interest rate on the Rotech Healthcare Holdings Credit Facility is 13% as of the date of this prospectus. Interest on all outstanding term loans is payable in arrears on each Interest Payment Date (as defined in the Rotech Healthcare Holdings Credit Facility) by being capitalized and added to the outstanding principal amount of the term loans on such Interest Payment Date.
A $1.00 increase or decrease in the assumed initial public offering price of $       per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $       million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase or decrease of 1,000,000 shares in the number of shares offered by us would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $       million, assuming no change in the assumed initial public offering price of $       per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. We expect any increase or decrease in the net proceeds to us to increase or decrease, as applicable, the amount available for general corporate purposes.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

DIVIDEND POLICY
We have no current plans to pay dividends on our common stock following this offering. Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. Because we are a holding company and have no direct operations, we will only be able to pay dividends from funds we receive from our subsidiaries. In addition, our ability to pay dividends will be limited by covenants in our existing indebtedness and may be limited by the agreements governing any indebtedness we or our subsidiaries may incur in the future.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

CAPITALIZATION
The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2021 as follows:
•
on an actual basis; and

•
on an as adjusted basis to give effect to the sale and issuance of         shares of our common stock by us in this offering, based upon the receipt by us of the estimated net proceeds from this offering at the assumed initial public offering price of $       per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and the application of the net proceeds to us from this offering as described under “Use of Proceeds,” including repayment of the Rotech Healthcare Holdings Credit Facility.

The as adjusted information is illustrative only and our capitalization following this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. Cash and cash equivalents are not components of our total capitalization. You should read this table together with the other information contained in this prospectus, including “Selected Consolidated Financial and Other Data,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes thereto included elsewhere in this prospectus.
	As of March 31, 2021
(In thousands, except share and per share amounts)	Actual	As Adjusted
Cash and cash equivalents	$55,002	$
Rotech Healthcare Inc. Credit Facility	$343,813		$343,813
Term Loan A(1)	330,813		330,813
Acquisition Revolving Credit Facility(2)	13,000		13,000
Working Capital Revolving Credit Facility(3)	—		—
Rotech Healthcare Holdings Credit Facility(4)	149,268		—
Capital Leases(5)	37,067		37,067
Rotech Healthcare Holdings Inc. common stock, par value $0.001 per share, 9,600,000 shares authorized, 8,000,000 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, as adjusted	8
Additional paid-in capital	125,911
Accumulated deficit	(83,317)
Total stockholders’ equity	42,602
Total capitalization	$572,750	$

(1)
Reflects the outstanding principal amount on term loans under the Rotech Healthcare Inc. Credit Facility.

(2)
As of March 31, 2021, $62.0 million was available for borrowing under the Acquisition Revolving Credit Facility available under the Rotech Healthcare Inc. Credit Facility.

(3)
As of March 31, 2021, the $15.0 million available for borrowing under the Working Capital Revolving Credit Facility under the Rotech Healthcare Inc. Credit Facility has been reduced by the amount of outstanding letters of credit totaling $4.6 million.

(4)
Reflects the principal amount of outstanding debt under the Rotech Healthcare Holdings Credit Facility.

(5)
Reflects the principal amount of outstanding capital lease agreements primarily for patient equipment and delivery vehicles.

(6)
Each $1.00 increase or decrease in the assumed initial public offering price of $       per share,

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $       million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase or decrease of 1,000,000 shares in the number of shares offered by us would increase or decrease, as applicable, the as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $       million, assuming no change in the assumed initial public offering price of $       per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The as adjusted information is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing
The number of shares of common stock outstanding is based on         shares outstanding as of March 31, 2021 after giving effect to this offering, including application of the use of proceeds thereof and the repayment of the Rotech Healthcare Holdings Credit Facility and does not reflect:
•
        shares of common stock issuable upon exercise of options outstanding as of March 31, 2021, at a weighted-average exercise price of $       per share;

•
        shares of common stock issuable upon the exercise of options granted after March 31, 2021 at a weighted-average exercise price of $       per share; and

•
        shares of common stock reserved for future issuance under the 2021 Omnibus Incentive Plan. See “Executive and Director Compensation—Post-IPO Equity Compensation Plans—2021 Omnibus Incentive Plan.”

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

DILUTION
If you invest in shares of our common stock in this offering, your investment will be immediately diluted to the extent of the difference between the initial public offering price per share of common stock and the as adjusted net tangible book value per share of common stock after this offering. Dilution results from the fact that the per share offering price of the shares of common stock is substantially in excess of the as adjusted net tangible book value per share attributable to our pre-IPO owners.
Our historical net tangible book value as of March 31, 2021 was approximately $       million, or $       per share of common stock. This remains unchanged when adjusted for the sale by the selling stockholders of common shares in this offering at an initial public offering price of $       per share. Net tangible book value represents the amount of total tangible assets less total liabilities, and net tangible book value per share of common stock represents net tangible book value divided by the number of shares of common stock outstanding.
After giving further effect to receipt of the net proceeds of our sale of         shares of common stock at an assumed initial public offering price of $       per share, the midpoint of the estimated price range set forth on the cover page of this prospectus and after deducting estimated underwriting discounts and commissions and estimated offering expenses, our as adjusted net tangible book value as of March 31, 2021 would have been approximately $       million, or $       per share. This represents an immediate increase in as adjusted net tangible book value of $       per share to our pre-IPO owners and an immediate dilution of $       per share to investors purchasing common stock in this offering. We determine dilution per share to investors participating in this offering by subtracting pro forma as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by investors participating in this offering.
The following table illustrates this dilution on a per share of common stock basis to investors, assuming the underwriters do not exercise their option to purchase additional shares of common stock:
Assumed initial public offering price per share of common stock		$
Net tangible book value per share of common stock as of March 31, 2021	$
Increase in net tangible book value per share of common stock attributable to investors participating in this offering
As adjusted net tangible book value per share of common stock after this offering
Dilution per share of common stock to investors participating in this offering		$
If the underwriters’ option to purchase additional shares in this offering is exercised in full, the as adjusted net tangible book value would be $       per share, the increase in the net tangible book value per share for our pre-IPO owners would be $       per share and the dilution to investors participating in this offering would be $       per share.
Each $1.00 increase (decrease) in the assumed initial public offering price of $       per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the as adjusted net tangible book value, by $       per share and the dilution per share to investors participating in this offering by $       per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares in the number of shares we are offering would increase (decrease) our as adjusted net tangible book value by approximately $       million, or $       per share, and the pro forma dilution per share to investors participating in this offering by $       per share, assuming that the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The dilution information above is for illustrative purposes only. Our net tangible book value following the consummation of this offering is subject to adjustment based on the actual initial public offering price of our shares and other terms of this offering determined at pricing.
The following table summarizes, as of March 31, 2021, the average price per share paid by pre-IPO owners and by investors participating in this offering. As the table shows, investors purchasing shares in this

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

offering will pay an average price per share substantially higher than our pre-IPO owners paid. The table below reflects the number of shares of our common stock, the total consideration, and the average price per share (i) paid to us by our pre-IPO owners and (ii) to be paid by investors participating in this offering at an assumed initial public offering price of $       per share, which is the midpoint of the price range set forth on the cover page of this prospectus, for shares purchased in this offering and excludes estimated underwriting discounts and commissions and estimated offering expenses payable by us:
	Shares of Common Stock Purchased		Total Consideration		Average Price Per Share of Common Stock
(In thousands)	Number	Percent	Amount	Percent

Pre-IPO owners		%	$	%	$
Investors in this offering		%	$	%	$
Total		100%	$	100%	$
If the underwriters’ option to purchase additional shares is exercised in full, the number of shares of our common stock held by pre-IPO owners would be reduced to      % of the total number of shares of our common stock outstanding after this offering, and the number of shares of common stock held by investors participating in this offering would be increased to      % of the total number of shares of our common stock outstanding after this offering.
The number of shares of common stock outstanding is based on          shares outstanding as of March 31, 2021 after giving effect to this offering, including application of the use of proceeds thereof and the repayment of the Rotech Healthcare Holdings Credit Facility and does not reflect:
•
        shares of common stock issuable upon exercise of options outstanding as of March 31, 2021, at a weighted-average exercise price of $       per share;

•
        shares of common stock issuable upon the exercise of options granted after March 31, 2021 at a weighted-average exercise price of $       per share; and

•
        shares of common stock reserved for future issuance under the 2021 Omnibus Incentive Plan. See “Executive and Director Compensation—Post-IPO Equity Compensation Plans—2021 Omnibus Incentive Plan.”

To the extent we issue additional shares of common stock or other equity or convertible debt securities, options or warrants or in the future, there will be further dilution to investors participating in this offering.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
We derived the selected consolidated statements of operations data for the years ended December 31, 2020 and 2019, and the selected consolidated balance sheet data as of December 31, 2020 and 2019 from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statements of operations data for the three months ended March 31, 2021 and 2020 and the selected consolidated balance sheet data as of March 31, 2021 were derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The unaudited condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of our management, reflect all normal recurring adjustments necessary for the fair statement of our consolidated results for these periods. The results for any interim periodare not necessarily indicative of the results that may be expected for the full year. Our historical results are not necessarily indicative of the results expected for any future period.
You should read the selected consolidated financial statement data below, together with the audited consolidated financial statements and related notes thereto appearing elsewhere in this prospectus, as well as “Summary—Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the other financial information included elsewhere in this prospectus.
	Three Months Ended March 31,		Year Ended December 31,
(in thousands, except per share data)	2021	2020	2020	2019
Statement of Operations Data:
Revenues	$142,003	$110,842	$503,183	$408,304
Operating income	25,812	14,574	75,303	51,051
Net income (loss)	12,844	(196)	119,160	3,803
Basic and diluted earnings (loss) per share	$1.61	$(0.02)	$14.90	$0.48
	As of March 31,		As of December 31,
(in thousands, except per share data)	2021	2020	2020	2019
Summary Balance Sheet Data:
Current assets	$140,918	$130,986	$129,625	$116,944
Property and equipment, net	189,733	141,179	177,707	137,413
Total assets	697,764	534,442	668,510	516,958
Current liabilities	150,202	125,674	147,880	112,986
Other long-term liabilities	11,124	9,762	11,155	6,732
Deferred tax liability	—	23,370	—	23,370
Debt, less current portion	493,836	465,234	479,717	463,272
Total liabilities	655,162	624,040	638,752	606,360
Total stockholders’ equity (deficit)	42,602	(89,598)	29,758	(89,402)

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the “Selected Consolidated Financial and Other Data” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause actual results to differ materially from management’s expectations. Factors that could cause such differences are discussed in “Forward-Looking Statements” and “Risk Factors.”
Overview
We are a leading provider of home medical equipment and related products and services (collectively referred to as “HME products and services”) in the United States. We offer a comprehensive range of HME products and services for home healthcare and delivery across five core business lines: (1) oxygen, (2) ventilators, (3) sleep therapy, (4) wound care and (5) DME. We enable the treatment of patients in their homes, including chronic patients, acute patients or patients with both chronic and acute needs. Our Payor clients include commercial insurers, Medicare, Medicaid, the VA and private individuals. As of March 31 2021, we served more than 600,000 active patients across over 300 service locations in 45 states, supported by more than 3,500 full-time equivalent (“FTE”) employees and key Payor contracts (including over 1,750 commercial Payor contracts). Over the past several years, we have made substantial, long-term strategic improvements in our business and operations, resulting in what we believe are industry-leading revenue growth rates of over 23%, primarily driven by organic growth and Adjusted EBITDA Margin of 30.3% for the year ended December 31, 2020. Our growth plans also include continuing to evaluate attractive acquisition opportunities in our industry.
We focus on being the industry’s highest-quality provider of HME products and services, while maintaining our commitment to being a low-cost operator. We offer a compelling value proposition to patients, providers and Payors by enabling patients to receive care and services in the comfort of their own homes while also reducing treatment costs as compared to in-patient settings. Our key HME products and services include stationary and portable home oxygen equipment, non-invasive and invasive ventilators, CPAP and BiPAP devices, NPWT pumps and supplies and other DME. As of March 31, 2021, we served more than 600,000 active patients, of whom over 218,000 were oxygen patients receiving approximately 624,000 tank deliveries in aggregate. Our revenues are generated primarily through fee-for-service arrangements with Payors for equipment, supplies, services and other items we rent or sell to patients. With an expansive network of Payor contracts, delivery technicians and therapists that is not readily replicated, we are well positioned to provide home healthcare that require high-quality service, providing a bridge from the in-patient care setting to the home.
We operate in attractive end markets. We derived approximately 87.1% of our revenue for the year ended December 31, 2020 from the high-growth respiratory and OSA markets. According to industry reports, in 2019, the global markets for homecare oxygen concentrators, homecare ventilators, and CPAP devices were estimated to be $1.0 billion, $0.5 billion and $3.0 billion, respectively, and are projected to grow at a compound annual growth rate (“CAGR”) of approximately 15.2%, 7.3%, and 5.9%, respectively, from 2019 to 2024. We entered the market for wound care products and supplies starting with an exclusive distributor agreement with Smith and Nephew in 2019 and further with the acquisition of Halo Wound Solutions in July 2020. In 2019, the global market for wound care devices and supplies was projected to be approximately $3 billion by 2025 and this market is expected to grow at a CAGR of approximately 5.4% from 2019 to 2024. In particular, the global market size of NPWT devices, the largest sub-segment of wound care, was estimated to be approximately $1.0 billion in 2019 and is expected to grow at a CAGR of approximately 6.6% from 2019 to 2024. We believe these high-growth markets represent attractive embedded opportunities for continued growth.
We believe key differentiators from our competitors are our national scale and footprint, our culture of disciplined and profitable growth, our relentless operational rigor and focus on cash collections, and our proprietary technology platform. We sit at the nexus of referring providers, Payors, patients, and suppliers — all of whom share the goal of keeping patients as healthy as possible in the comfort of their homes. We have long-standing relationships with referral sources across the country that refer patients to us

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

because of our end-to-end product and service offerings, national distribution footprint, and our reputation for delivering consistent, quality service. We enjoy deep and long-standing relationships with major Payors, including government, national and regional insurers and MCOs, many of whom we have contracted with for over 15 years. We believe that Payors and referral sources highly value our ability to reliably provide access to home healthcare and reduce unnecessary in-patient stays.
We believe that we are well positioned to continue to capitalize on our organic growth initiatives as well as acquisition opportunities. Coupled with scalable technology and centralized operations, including customer service and revenue cycle management, we believe we can continue to grow our patient base while maintaining operational efficiency in a cost-efficient manner. We will also continue to focus on improving the operational efficiencies of our business through various new technology initiatives and data analytics capabilities. We believe we can continue to enhance our cash profile through continued focus on profitable products and services, disciplined management of capital expenditures and by controlling our costs. We believe our scalable platform and infrastructure will allow us to continue to evaluate and add new products and services with high growth rates and attractive margins. Finally, since 2016, we have completed over 60 accretive asset purchases as well as four larger acquisitions, and we plan to continue to opportunistically evaluate attractive companies in the highly fragmented HME market.
For the year ended December 31, 2020, we generated $503.2 million of revenue, $119.2 million in net income, $139.1 million in net cash provided by operating activities, $152.6 million of Adjusted EBITDA (30.3% of revenue) and $99.3 million of Adjusted EBITDA less Base Patient Capex (19.7% of revenue). For the year ended December 31, 2019, we generated $408.3 million of revenue, $3.8 million in net income, $100.4 million in net cash provided by operating activities, $115.7 million of Adjusted EBITDA (28.3% of revenue) and $65.3 million of Adjusted EBITDA less Base Patient Capex (16.0% of revenue). Revenues for the year ended December 31, 2020 compared to the year ended December 31, 2019 increased partially due to demand for certain respiratory products (such as oxygen concentrators, tanks and ventilators) due to the impact of the recent coronavirus (“COVID-19”) pandemic and increased sales in our CPAP and BiPAP resupply businesses (primarily as a result of the increased ability to contact patients at home as a result of state and local government imposed stay-at-home orders). For reconciliations of Adjusted EBITDA and Adjusted EBITDA Margin (which is calculated as Adjusted EBITDA as a percentage of revenue) to net income, the most directly comparable financial performance measure prepared in accordance with GAAP, see “Summary—Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Information.” For a reconciliation of Adjusted EBITDA less Base Patient Capex and Adjusted EBITDA less Base Patient Capex Margin (which is calculated as Adjusted EBITDA less Base Patient Capex as a percentage of revenue) to net cash provided by operating activities, the most directly comparable GAAP measure of cash flow, see “Summary Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Information.”
Trends and Factors Affecting our Future Performance
Significant trends and factors that we believe may affect our future performance include:
•
Aging Population.   As life expectancy continues to rise coupled with the growth in the aging population in the United States, there will be an increase in the need for HME products and services provided by companies such as Rotech, including education and training on how to properly use certain medical equipment and supplies. The CMS Office of the Actuary projects that the number of Medicare beneficiaries will grow, on average, by 2.5% annually over the period from 2020 to 2028 and the U.S. Census Bureau projects that the United States population aged 65 and over will grow substantially from 15.2% of the population in 2016 to 20% of the population by 2030.

•
Rising Incidence of Chronic Diseases.   Chronic diseases are the leading cause of death and disability in the United States, with approximately 60% of the overall population having at least one chronic affliction as of 2019 and people with chronic illnesses accounted for 81% of hospital admissions. Increasing obesity rates, the clinical consequences of the high prevalence of smoking from earlier decades and higher diagnosis of a number of chronic health conditions, such as COPD, OSA, diabetes and others, have collectively driven HME industry growth. In

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

the United States, an estimated 1 in 15 adults has moderate to severe OSA, while an estimated 1 in 10 adults has diabetes, with asthma similarly prevalent among adults. According to the American Sleep Apnea Association, approximately 17.6 million people are undiagnosed for OSA, including many individuals younger than 65 years old. As the prevalence for under-diagnosed chronic conditions increases, and as diagnoses rise due to increased awareness, we expect that the demand within the HME market for providers, such as Rotech, will continue to grow.
•
Continued Shift Toward Home Healthcare Driven by the Compelling Economic Value Proposition to Key Stakeholders.    According to CMS estimates, the aggregate expenditure associated with the U.S. home healthcare market was $113.5 billion in 2019, and is expected to grow at a CAGR of approximately 7% between 2018 and 2028. In August 2020, CMS published national healthcare expenditure data which showed that DME spending grew 26.6% for all Payors from 2012 to 2018. The rising cost of healthcare has caused many Payors to look for ways to contain healthcare costs. As a result, home healthcare is increasingly sought out as an attractive, cost-effective, clinically appropriate alternative to expensive facility-based care. For example, according to industry reports, on average, the cost of treatment per patient at an in patient rehabilitation facility or long-term care hospitals approximately $1,500 per day compared to approximately $50 per day for home health care.

Furthermore, improved technology has enabled a wider variety of treatments to be available at home, simplified the use of equipment through user-friendly features such as touchscreens, as well as facilitated earlier patient discharge. As we expect these trends and technologies to improve, we also believe that both providers and patients will opt for home healthcare due to its convenience and cost advantages. Additionally, the recent COVID-19 pandemic has amplified the importance of home healthcare as the pandemic has prevented or increased the difficulty of frequent visits to healthcare facilities. This is amplified by the fact that patients face a higher risk of contracting COVID-19 outside of their homes, for example, if they need to visit a healthcare facility because their home care has been interrupted. Hence, in a post-COVID environment, we expect the shift towards home healthcare to accelerate as home healthcare set ups have become more economical, accessible and user-friendly by technological advancements.
•
High Barriers to Entry and Consolidation of the Highly Fragmented HME Market Expected to Benefit Scaled National Participants.   Within the fragmented HME market in which we operate, the number of industry participants dropped from approximately 12,900 in 2013 to approximately 9,300 in 2020. This decline is mostly due to the inability of smaller local and regional providers to make the significant capital and technological investments required to effectively compete. In addition, the complexity of the regulatory and reimbursement landscape has created substantial challenges for smaller providers. Without technology improvements, smaller providers are at a significant disadvantage with respect to workflow management, scalability and resolving system-wide inefficiencies. We believe that companies like Rotech with the relevant technological platform, national distribution footprint and ability to make growth investments are well-positioned to both continue to succeed in the market and continue to consolidate the market.

The COVID-19 pandemic has also caused significant issues for smaller providers by increasing the financial and logistical hurdles they face in their regular operations. Because smaller providers often lack the necessary resources to overcome such challenges effectively, large national providers are generally preferred by Payors for their ability to reliably deliver critical HME products and services to patients.
•
Advancements in Medical Technology.   Technological advancements have driven the shift towards home healthcare and increased the breadth of conditions that can be effectively managed in the home. Improvements in tech-enabled tools, products and services within the HME industry have led to better home healthcare. Advancements in and higher adoption of technology in the home has helped close care gaps and increased patient compliance via remote monitoring and data collection. Accordingly, the continued introduction of technologically advanced HME products and services that are cost-effective, portable and promote greater data

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

accessibility and consumer engagement are expected to continue to expand the market opportunity for HME providers.
•
Decreasing price and reimbursement levels   We may continue to face pricing pressures from Medicare and Medicaid, as a result of programs such as the DMEPOS CBP, or government sequestrations, as well as from our managed care Payors as they seek to lower costs by obtaining more favorable pricing from providers such as us. In addition to the pricing reductions, such changes could cause us to provide reduced levels of certain products and services in the future, resulting in corresponding reductions in revenue.

•
Cost of containment efforts of Payors   The consolidation of our managed care Payors into larger purchasing groups, such as group purchasing organizations and integrated delivery networks, has increased their negotiating and purchasing power. This trend, in turn, has resulted in increasing pricing pressure on us due to the consolidation of healthcare facilities, purchasing groups and U.S. based insurance. Payors pricing concessions and other cost containment efforts, such as the CBP.

Certain additional items may impact the comparability of the historical results presented below with our future performance, such as:
•
Cost of being a public company.   To operate as a public company, we will be required to continue to implement additional legal compliance measures throughout our business and we will continue to develop and train management level and other employees to comply with ongoing public company requirements. We will also incur additional expenses as a public company, including internal and external costs associated with our public reporting obligations, preparation of our proxy statements, stockholder meetings, stock exchange compliance matters and associated fees, as well as transfer agent fees, fees in connection with future public offerings if any, including SEC and Financial Industry Regulatory Authority filing fees and offering expenses.

Impact of COVID-19 Pandemic
Our priorities during the COVID-19 pandemic are protecting the health and safety of our employees (including patient-facing employees providing respiratory and other services), maximizing the availability of our services and products to support patient health needs, and the operational and financial stability of our business.
In response to the COVID-19 pandemic and the National Emergency Declaration, dated March 13, 2020, we activated certain business interruption protocols, including acquisition and distribution of personal protective equipment (“PPE”) to our patient-facing employees, accelerated capital expenditures of certain products and relocation of significant portions of our workforce to “work-from-home” status at some additional operating expense. In addition, shortages of key equipment, such as stationary oxygen concentrators, or delays in manufacturing or transport have caused us to pay premium air freight (operating expenses) or purchase alternative equipment at a higher cost (capital expenditure). In 2020, these added costs were offset by the $9.4 million of COVID-19 relief funds provided under the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act.
While the COVID-19 pandemic, the National Emergency Declaration and the various state and local government imposed stay-at-home restrictions did not have a material adverse impact on our consolidated operating results for the year ended December 31, 2020, or the three months ended March 31, 2021, we have experienced declines in revenues in certain of our product categories and the disruption in physician practices (such as a decline in the set up of CPAP services), and such declines may continue during the duration of the COVID-19 pandemic. These declines were offset by an increase in revenue related to increased demand for certain respiratory products (such as oxygen concentrators, tanks and ventilators) and increased sales in our CPAP and BiPAP resupply businesses (primarily as a result of the increased ability to contact patients at home as a result of state and local government imposed stay-at-home orders).
Additionally, the suspension of Medicare sequestration through December 31, 2021 (resulting in a 2% increase in Medicare payments to all providers) and recent regulatory guidance from CMS expanding

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

telemedicine and reducing documentation requirements during the emergency period are expected to result in increased revenues for certain products and services. Furthermore, we increased our workforce during the COVID-19 pandemic as our sales volumes increased.
We are closely monitoring the impact of the COVID-19 pandemic on our business. It is difficult to predict what the future impact of COVID-19 may have on our business, results of operations, financial position and cash flows. For additional information on risk factors that could impact our results, please refer to “Risk Factors” in this prospectus.
Components of Operating Results
Revenues.   Revenues are recognized when control of the promised goods and services are transferred to patients in an amount equal to the consideration that we expect to receive from the patient or a third party Payor.
Fee-for-service is a payment model where we are paid for our service to provide equipment, supplies and other items. Revenues from fee-for-service arrangements are recorded at an amount that reflects the consideration that we expect to receive from patients or third party Payors.
Capitation agreements provide for a fixed fee based on the number of members covered under an affiliated plan for each month, irrespective of how many members actually require our services. Revenues earned from capitation agreements are recognized over the period that we are obligated to stand ready to provide services to covered members, primarily a calendar month.
Revenue generated from equipment that we rent to patients is recognized over the noncancelable rental period and commences on delivery of the equipment to the patients. Revenue related to sales of equipment and supplies is recognized on the date of delivery to the patients. Due to the nature of our industry and the reimbursement environment in which we operate, certain estimates are required to record total revenues.
Revenues are recorded based upon the applicable fee schedule adjusted for estimates of variable consideration. We record variable consideration reduced by implicit price concessions based on a percentage of revenue using historical Company-specific data. The percentage and amounts used to record the implicit price concessions are supported by various methods including current and historical cash collections, as well as actual contractual adjustment experience. A constraint is applied to the variable consideration such that net revenue is recorded only to the extent that it is probable that a significant reversal in the amount will not occur in the future. This percentage, which is adjusted at least on an annual basis, has proven to be the best indicator of the consideration that we expect to receive. Historical collection and adjustment percentages serve as the basis for its estimates of implicit price concessions and consists of:
•
Differences between non-contracted third-party payors’ allowable amounts and our usual and customary billing rate for payors that do not have contracts or fee schedules established with us;

•
Services for which payment is denied due to audit or recoupment by governmental or third-party payors, or otherwise deemed non-billable by us; and

•
Collection risk related to amounts due from patients for co-payments and deductibles. Patients and payors are obligated to pay upon billing.

We do not record any financing charges on balances due. Collection risk is incorporated in our estimates for implicit price concessions. The Company recognizes revenue only when services have been provided and since we have performed under the contract, we have unconditional rights to the consideration recorded as contract assets and therefore we classify those billed and unbilled contract assets as accounts receivable.
Contracts with the VA generated approximately 12.4% of our revenue in 2020, the majority of which will expire in 2021 unless further extended. For additional information regarding our contracts with the VA, see “Risk Factors —Risks Related to Our Business —Material contracts with the VA may not be extended or re-awarded to us as they expire, which could cause a material negative impact to our revenue and profitability; six of our seven VA contracts have a current expiration date during 2021 and, if such VA

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

contracts are not extended by the end of 2021, in part due to a 2016 U.S. Supreme Court decision favoring veteran-owned small businesses, we will lose substantially all of our VA revenue over the next one to three years.”
Cost of Revenues and Gross Margin.
Cost of Revenues.   Cost of revenues include the costs of products and supplies sold to patients, patient service equipment depreciation, and certain operating costs related to respiratory services and distribution expenses. Distribution expenses represents the cost incurred to coordinate and deliver products and services to the patients. Included in distribution expenses are leasing, maintenance, licensing and fuel costs for the vehicle fleet; salaries, benefits and other costs related to drivers and dispatch personnel; and amounts paid to couriers and other third-party logistics and shipping vendors.
Gross Margin.   Gross margin is gross profit expressed as a percentage of revenues. Our gross margin is impacted by Payor and product mix, fluctuations in pricing of supplies, equipment and accessories, as well as changes in reimbursement rates.
Selling, General and Administrative.   Selling, general and administrative expenses are comprised of expenses incurred in support of our operations and administrative functions and includes labor costs, such as salaries, bonuses, commissions, benefits and travel-related expenses for our employees, facilities rental costs, third-party revenue cycle management costs and corporate support costs including finance, information technology, legal, human resources, procurement, and other administrative costs.
Depreciation and amortization.   Depreciation and amortization expense includes depreciation charges for capital assets other than patient equipment (which is included as part of the cost of net revenue) and amortization of intangible assets.
Income Tax (Benefit) Expense.   Our provision for income taxes is based on income, permanent book/tax differences and statutory tax rates in the various jurisdictions in which we operate. Significant estimates and judgments are required in determining the provision for income taxes.
Factors Affecting our Operating Results
Our operating results and financial performance are influenced by certain unique events during the periods discussed herein, including the following:
Acquisitions
We account for our stock acquisitions in accordance with FASB ASC Topic 805, Business Combinations, and the operations of the acquired entities are included in our historical results for the periods following the closing of the acquisition. We completed the acquisitions of MED, Inc. in June 2020, Bioresolutions, LLC, dba Halo Wound Solutions, in July 2020 and Medical Technology of Louisiana, LLC in November 2020, which were three relatively significant stock acquisitions impacting the comparability of our operating results in the year ended December 31, 2020 compared to the year ended December 31, 2019. Refer to Note 12, Acquisitions, included in our consolidated financial statements for the year ended December 31, 2020 included in this prospectus for additional information regarding our acquisitions.
Goodwill represents the portion of reorganization value not attributed to specific tangible and identified intangible assets under fresh-start reporting and the excess consideration transferred in a business combination after the fair values of identifiable tangible and intangible assets acquired and liabilities assumed have been recorded. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. We first use the qualitative approach to assess whether the existence of events and circumstances to determine that it ismore likely than not that the fair value of a reporting unit is less than its carrying amount. Qualitative factors include, but are not limited to, under performance relative to historical or projected future operating results, significant changes in our overall business, significant negative industry or economic trends. If we determine that the thresholdis met, then we apply a quantitative test to determine the fair value of our reporting units to their respective carrying amounts and record an impairment charge for the amount by which the carrying amounts exceeds the fair value. We operate as one reporting unit. We performed our annual impairment review of

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

good will and determined that it is not likely that a good will impairment exists as of December 31, 2020 and 2019. In addition, no material business acquisitions were made prior to January 1, 2019.
Debt and Recapitalization
We may be required to seek additional equity or debt financing in connection with our business growth. In addition, the recent COVID-19 pandemic has caused disruption in the capital markets, which could make financing more difficult and/or expensive.
On December 17, 2020, Rotech Healthcare Inc. entered into a second amended and restated senior secured credit agreement (the “Rotech Healthcare Inc. Credit Facility”), with Truist Bank, as administrative agent, and a syndicate of financial institutions and institutional lenders.
The Rotech Healthcare Inc. Credit Facility permits the interest rate to be selected at our option at either Adjusted LIBOR or Base Rate plus their respective applicable margin. Adjusted LIBOR is London interbank offered rate for deposits in Dollars appearing on Reuters screen page “LIBOR 01” for the applicable interest period. The Base Rate is the highest of (i) the Administrative Agent’s “Prime Rate”, (ii) the Federal Funds Effective Rate plus 0.5% per annum, and (iii) one-month Adjusted LIBOR plus 1.0% per annum. Additionally, the margin applied the Rotech Healthcare Inc. Credit Facility is determined based on consolidated net leverage ratio. Consolidated net leverage ratio is defined as the ratio of: (a) consolidated total debt as of such date, less Qualified Cash as of such date; to (b) consolidated EBITDA (as defined in the credit agreement) measured on a consolidated basis as of the last day of the period of four fiscal quarters most recently ended. “Qualified Cash” means cash and cash equivalents of the borrower and its domestic subsidiaries (a) in excess of $10,000,000 (b) that does not appear (or would not be required to appear) as “restricted” on a consolidated balance sheet of the borrower. The applicable margins and commitment fees under the Rotech Healthcare Inc. Credit Facility, based on the consolidated net leverage ratio, range from 2.25% to 3.75% per annum for Adjusted LIBOR Loans or 1.25% to 2.75% per annum for Base Rate Loans and 0.30% to 0.40% per annum for commitment fees. As of March 31, 2021, there are no borrowings outstanding on the working capital revolving credit facility and $13.0 million outstanding under the Acquisition Revolving Credit Facility of the Rotech Healthcare Inc. Credit Facility.
On June 3, 2021 the Company amended the Rotech Healthcare Inc. Credit Facility to, among other things, (i) permit this offering, to (ii) effectuate certain other changes to the Rotech Healthcare Inc. Credit Facility to accommodate Rotech Healthcare Holdings Inc.’s status as a publicly listed company following this offering, (iii) permit the acquisition of GAMMA Holdings, LLC and subsidiaries (“Gamma”), (iv) increase the amount of permitted capital leases to $50 million, from $40 million and (v) permit the payment in full of the Rotech Healthcare Holding Credit Facility with the net proceeds to us from the offering. In addition, on June 3, 2021, we borrowed $18.5 million under the Acquisition Revolving Credit Facility of the Rotech Healthcare Inc. Credit Facility.
Seasonality
Our business is sensitive to seasonal fluctuations. Our patients are generally responsible for a greater percentage of the cost of their treatment or therapy during the early months of the year due to co-insurance, co-payments and deductibles, and therefore may defer treatment and services of certain therapies until they have met their annual deductibles. In addition, changes to employer insurance coverage often go into effect at the beginning of each calendar year which may impact eligibility requirements and delay or defer treatment or recognition of revenues. These factors may lead to lower total revenues and cash flow in the early part of the year and higher total revenues and cash flow in the latter half of the year. Additionally, the increased incidence of respiratory infections during the winter season may result in initiation of additional respiratory services such as oxygen therapy for certain patient populations. Our quarterly operating results may fluctuate significantly in the future depending on these and other factors.
Key Performance and Liquidity Metrics
We regularly review key performance and liquidity metrics to evaluate our business, identify trends in our business, prepare financial projections and make strategic decisions.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

Net Income, EBITDA, Adjusted EBITDA, Adjusted EBITDA less Base Patient Capex, Adjusted EBITDA Margin and Adjusted EBITDA less Base Patient Capex Margin. We use the non-GAAP financial information of EBITDA, Adjusted EBITDA, and Adjusted EBITDA Margin as key performance measures to evaluate the business. We use the non-GAAP financial information of Adjusted EBITDA less Base Patient Capex and Adjusted EBITDA less Base Patient Capex Margin as key measures of cash flow. Refer to the “Non-GAAP Financial Information” section for further detail. The below table sets forth EBITDA, Adjusted EBITDA, Adjusted EBITDA less Base Patient Capex, Adjusted EBITDA Margin and Adjusted EBITDA less Base Patient Capex Margin for each of the three months ended March 31, 2021 and 2020 and for the years ended December 31, 2020 and 2019:
	Three Months Ended March 31,		Year Ended December 31,
(in thousands)	2021	2020	2020	2019
Net income (loss)	$12,844	$(196)	$119,160	$3,803
Net cash provided by operating activities	$41,143	$31,057	$139,096	$100,443
EBITDA	47,801	32,465	$150,243	$109,936
Adjusted EBITDA	48,440	32,568	152,615	115,651
Adjusted EBITDA Margin	34.1%	29.4%	30.3%	28.3%
Adjusted EBITDA less Base Patient Capex	32,310	21,585	99,321	65,284
Adjusted EBITDA less Base Patient Capex Margin	22.8%	19.5%	19.7%	16.0%
Comparison of Three Months Ended March 31, 2021 and March 31, 2020
The following tables set forth our consolidated results of operations for the periods presented in dollars and as a percentage of our total revenue:
	Three Months Ended March 31,		Three Months Ended March 31,
(dollar amounts in thousands)	2021	2020	Change $	Change %
Revenues	$142,003	$110,842	$31,161	28.1%
Cost of Revenues:
Product and supply costs	18,955	15,357	3,598	23.4%
Patent service equipment depreciation	19,177	16,648	2,529	15.2%
Operating expenses	16,032	14,690	1,342	9.1%
Total cost of revenues	54,164	46,695	7,469	16.0%
Gross profit	87,839	64,147	23,692	36.9%
Gross Margin	61.9%	57.9%
Expenses:
Selling, general and administrative	59,222	48,276	10,946	22.7%
Depreciation and amortization	2,805	1,297	1,508	116.3%
Total expenses	62,027	49,573	12,454	25.1%
Operating income	25,812	14,574	11,238	77.1%
Other expenses (income):
Interest expense, net	8,301	14,619	(6,318)	(43.2)%
Other (income) expense, net	(7)	54	(61)	(113.0)%
Total other expense	8,294	14,673	(6,379)	(43.5)%
Income (loss) before income taxes	17,518	(99)	17,617	(17,794.9)%
Income tax expense	4,674	97	4,577	4,718.6%
Net income	$12,844	$(196)	$13,040	(6,653.1)%
Revenues. Revenues for the three months ended March 31, 2021 were $142.0 million compared to $110.8 million for the three months ended March 31, 2020, an increase of $31.2 million or 28.1% (of the

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

28.1% increase, 20.0% and 8.1% are attributable to organic growth and inorganic growth, respectively). Our core services comprise total revenues as follows:
	Three Months Ended March 31,
(dollar amounts in thousands)	2021	2020	Change$	Change%
Rental revenues
Oxygen	$56,435	$41,171	$15,264	37.1%
Ventilators	17,086	11,178	5,908	52.9%
Sleep therapy	12,118	11,706	412	3.5%
Wound care	3,207	1,376	1,831	133.1%
Durable medical equipment	5,562	5,110	452	8.8%
Sales revenues Oxygen	2,636	3,701	(1,065)	(28.8)%
Sleep therapy	33,802	30,660	3,142	10.2%
Wound care	5,531	455	5,076	1,115.6%
Durable medical equipment	3,067	3,101	(34)	(1.1)%
Capitation revenues	2,559	2,384	175	7.3%
	$142,003	$110,842	$31,161	28.1%
Revenues for the three months ended March 31, 2021 were $142.0 million compared to $110.8 million for the three months ended March 31, 2020, an increase of $31.2 million or 28.1%. Revenues for the three months ended March 31, 2021 increased primarily due to the following:
Rental revenues:
•
Oxygen.   Rental revenues from oxygen increased 37.1% primarily due to growth in market share coupled with growth driven by COVID-19 patients.

•
Ventilators.   Rental revenues from ventilators increased 52.9% primarily due to growth in market share coupled with growth driven by COVID-19 patients and two of our acquisitions whose primary focus was ventilator rentals.

•
Sleep therapy.   Rental revenues from sleep therapy increased 3.5% primarily due to growth in market share in spite of the challenges presented by sleep lab closures due to COVID-19.

•
Wound care.   Rental revenues from wound care increased 133.1% primarily due to growth in market share in spite of the challenges presented by cancellations of most elective surgeries due to the COVID-19 pandemic.

•
Durable medical equipment.   Rental revenues from DME increased 8.8% primarily due to growth in market share.

Sales revenues:
•
Oxygen.   Sales revenues from oxygen decreased 28.8% primarily due to a decrease in VA patients’ needs for refilled oxygen tanks as patients stayed home during the COVID-19 pandemic.

•
Sleep therapy.   Sales revenues from sleep therapy increased 10.2% primarily due to growth in market share and new programs to remind patients to replace their CPAP and BiPAP masks and ancillary consumable supplies more frequently.

•
Wound care.   Sales revenues from wound care increased 1,115.6% primarily due to the acquisition of Halo Wound Solutions in July 2020 combined with the growth in wound care rentals.

•
Durable medical equipment and supplies.   Sales revenues from DME decreased 1.1% primarily due to lower demand for these items during the COVID-19 pandemic.

Capitation revenues.   Capitation revenues increased 7.3% primarily due to an increase in the lives covered.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

Revenues recognized under arrangements with the VA, Medicare and Medicaid were approximately 9.5%, 27.5% and 4.8%, respectively, of total revenues for the three months ended March 31, 2021. Revenues recognized under arrangements with the VA, Medicare and Medicaid were approximately 14.4%, 26.5% and 4.4%, respectively, of total revenues for the three months ended March 31, 2020. Contracts with the VA that generated approximately 12.4% of our revenue in 2020 will expire in 2021 unless further extended. See “Risk Factors —Risks Related to Our Business and Operations—Material contracts with the VA may not be extended or re-awarded to us as they expire, which could cause a material negative impact to our revenue and profitability; six of our seven VA contracts have a current expiration date during 2021 and, if such VA contracts are not extended by the end of 2021, in part due to a 2016 U.S. Supreme Court decision favoring veteran-owned small businesses, we will lose substantially all of our VA revenue over the next one to three years.”
Cost of Revenues and Gross Margin.
Total Cost of Revenues. Total cost of revenues for the three months ended March 31, 2021 were $54.2 million compared to $46.7 million for the three months ended March 31, 2020, an increase of $7.5 million or 16.0%. Our cost of revenues was as follows:
	Three Months Ended March 31,
(dollar amounts in thousands)	2021	2020	Change $	Change %
Product and supply costs	$18,955	$15,357	$3,598	23.4%
Patient service equipment depreciation	19,177	16,648	2,529	15.2%
Operating expenses	16,032	14,690	1,342	9.1%
Total cost of revenues	$54,164	$46,695	$7,469	16.0%
Gross Margin	61.9%	57.9%

•
Product and supply costs increased primarily due to an increase in sales of both sleep therapy and wound care supplies.

•
Patient service equipment depreciation costs increased primarily due to an increase in patient rentals of oxygen, ventilators and wound care equipment.

•
Operating expenses increased primarily due to an increase in patient counts.

Cost of Revenues and Gross Margins.    Cost of revenues for the three months ended March 31, 2021 were 54.2 million compared to $46.7 million for the three months ended March 31, 2020, an increase of $7.5 million or 16.0%. Gross margins for the three months ended March 31, 2021 and 2020 were 61.9% compared to 57.9%, respectively, an increase of 4.0%. The gross margin increase was driven by higher reimbursement levels due to revenue cycle and operational improvements, increased Medicare reimbursement rates from the CARES Act, the temporary suspension of Medicare sequestration. The increase was partially offset by increased patient service equipment depreciation and increased sales of sleep therapy and wound care supplies, which have higher cost of revenues.
Expenses.
Selling, General and Administrative.    Selling, general and administrative expenses for the three months ended March 31, 2021 were $59.2 million compared to $48.3 million for the three months ended March 31, 2020 an increase of $10.9 million or 22.7%. Selling, general and administrative expenses for the three months ended March 31, 2021 were 41.7% of total revenues compared to 43.6% of total revenues for the three months ended March 31, 2020.
The increase was primarily a result of increased sales commissions and incentives tied to growth combined with additional headcount to service the significant growth in patients.
Depreciation and amortization.    Depreciation and amortization for the three months ended March 31, 2021 was $2.8 million compared to $1.3 million for the three months ended March 31, 2020, an increase of $1.5 million or 116.3%. The increase in depreciation and amortization for the three months ended

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

March 31, 2021 was primarily driven by increased amortization expense related to intangible assets related to our acquisitions in 2020 and 2021.
Interest expense.    Interest expense for the three months ended March 31, 2021 was $8.3 million compared to $14.6 million for the three months ended March 31, 2020, a decrease of $6.3 million. The decrease in interest expense for the three months ended March 31, 2021 was primarily driven by lower over all long-term debt balances combined with lower over all average interest rates.
Income tax expense.    Income tax expense for the three months ended March 31, 2021 was $4.7 million compared to $0.1 million for the three months ended March 31, 2020.
Comparison of Years Ended December 31, 2020 and December 31, 2019
The following tables set forth our consolidated results of operations for the periods presented in dollars and as a percentage of our total revenue:
	Year Ended December 31,
(dollar amounts in thousands)	2020	2019	Change $	Change %
Revenues	$503,183	$408,304	$94,879	23.2%
Cost of Revenues:
Product and supply costs	69,698	57,352	12,346	21.5%
Patent service equipment depreciation	68,872	57,610	11,262	19.5%
Operating expenses .	59,559	53,134	6,425	12.1%
Total cost of revenues	198,129	168,096	30,033	17.9%
Gross profit	305,054	240,208	64,846	27.0%
Gross Margin	60.6%	58.8%
Expenses:
Selling, general and administrative	221,838	183,967	37,871	20.6%
Depreciation and amortization	7,913	5,190	2,723	52.5%
Total expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	229,751	189,157	40,594	21.5%
Operating income	75,303	51,051	24,252	47.5%
Other expenses (income):
Interest expense, net . . . . . . . . . . . . . . . . . . . . . . . . . . .	45,661	52,481	(6,820)	(13.0)%
Loss on debt refinance . . . . . . . . . . . . . . . . . . . . . . . . .	1,700	4,637	(2,937)	(63.3)%
Other expense (income), net . . . . . . . . . . . . . . . . . . . . . .	145	(722)	867	120.1%
Total other expense	47,506	56,396	(8,890)	(15.8)%
Income (loss) before income taxes	27,797	(5,345)	33,142	620.1%
Income tax benefit	(91,363)	(9,148)	(82,215)	898.7%
Net income	$119,160	$3,803	$115,357	3,033.3%
Revenues. Revenues for the year ended December 31, 2020 were $503.2 million compared to $408.3 million for the year ended December 31, 2019, an increase of $94.9 million or 23.2%. Our core services comprise total revenues as follows:

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

	Year Ended December 31,
(dollar amounts in thousands)	2020	2019	Change $	Change %
Rental revenues
Oxygen . . . . .	$184,388	$152,063	$32,325	21.3%
Ventilators . . . .	57,986	30,771	27,215	88.4%
Sleep therapy . . . .	46,987	44,559	2,428	5.4%
Wound care . . . .	8,802	2,003	6,799	339.4%
Durable medical equipment	21,620	19,688	1,932	9.8%
Sales revenues
Oxygen . . .	13,064	15,399	(2,335)	(15.2)%
Sleep therapy	135,950	121,612	14,338	11.8%
Wound care . . . .	12,116	709	11,407	1,608.9%
Durable medical equipment	12,650	12,257	393	3.2%
Capitation revenues	9,620	9,243	377	4.1%
	$503,183	$408,304	$94,879	23.2%
Revenues for the year ended December 31, 2020 were $503.2 million compared to $408.3 million for the year ended December 31, 2019, an increase of $94.9 million or 23.2%. Revenues for the year ended December 31, 2020 increased primarily due to the following:
Rental revenues:
•
Oxygen.   Rental revenues from oxygen increased 21.3% primarily due to growth in market share coupled with growth driven by COVID-19 patients.

•
Ventilators.   Rental revenues from ventilators increased 88.4% primarily due to growth in market share coupled with growth driven by COVID-19 patients and one of our acquisitions whose primary focus was ventilator rentals.

•
Sleep therapy.   Rental revenues from sleep therapy increased 5.4% primarily due to growth in market share in spite of the challenges presented by sleep lab closures due to COVID-19.

•
Wound care.   Rental revenues from wound care increased 339.4% primarily due to growth in market share in spite of the challenges presented by cancellations of most elective surgeries due to the COVID-19 pandemic.

•
Durable medical equipment.   Rental revenues from DME increased 9.8% primarily due to growth in market share.

Sales revenues:
•
Oxygen.   Sales revenues from oxygen decreased 15.2% primarily due to a decrease in VA patients’ needs for refilled oxygen tanks as patients stayed home during the COVID-19 pandemic.

•
Sleep therapy.   Sales revenues from sleep therapy increased 11.8% primarily due to growth in market share and new programs to remind patients to replace their CPAP and BiPAP masks and ancillary consumable supplies more frequently.

•
Wound care.   Sales revenues from wound care increased 1,608.9% primarily due to the acquisition of Halo Wound Solutions in July 2020 combined with the growth in wound care rentals.

•
Durable medical equipment and supplies.   Sales revenues from DME increased 3.2% primarily due to growth in market share.

•
Capitation revenues.   Capitation revenues increased 4.1% primarily due to an increase in the lives.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

Revenues recognized under arrangements with the VA, Medicare and Medicaid were approximately 12.4%, 26.7% and 4.5%, respectively, of total revenues for the year ended December 31, 2020. Revenues recognized under arrangements with the VA, Medicare and Medicaid were approximately 14.2%, 26.8% and 4.1%, respectively, of total revenues for the year ended December 31, 2019. Contracts with the VA that generated approximately 12.4% of our revenue in 2020 will expire in 2021 unless further extended. See “Risk Factors — Risks Related to Our Business and Operations — Material contracts with the VA may not be extended or re-awarded to us as they expire, which could cause a material negative impact to our revenue and profitability; six of our seven VA contracts have a current expiration date during 2021 and, if such VA contracts are not extended by the end of 2021, in part due to a 2016 U.S. Supreme Court decision favoring veteran-owned small businesses, we will lose substantially all of our VA revenue over the next one to three years.”
Cost of Revenues and Gross Margin.
Total Cost of Revenues. Total cost of revenues for the year ended December 31, 2020 were $198.1 million compared to $168.1 million for the year ended December 31, 2019, an increase of $30.0 million or 17.9%. Our cost of revenues was as follows:
	Year Ended December 31,		Change	Change
(dollar amounts in thousands)	2020	2019	$	%
Product and supply costs	$69,698	$57,352	$12,346	21.5%
Patient service equipment depreciation	68,872	57,610	11,262	19.5%
Operating expenses	59,559	53,134	6,425	12.1%
Total cost of revenues	$198,129	$168,096	$30,033	17.9%
Gross Margin	60.6%	58.8%

•
Product and supply costs increased primarily due to an increase in sales of both sleep therapy and wound care supplies.

•
Patient service equipment depreciation costs increased primarily due to an increase in patient rentals of oxygen, ventilators and wound care equipment.

•
Operating expenses increased primarily due to an increase in patient counts.

Cost of Revenues and Gross Margins.   Cost of revenues for the year ended December 31, 2020 were 198.1 million compared to $168.1 million for the year ended December 31, 2019, an increase of $30.0 million or 17.9%. Gross margins for the years ended December 31, 2020 and 2019 were 60.6% compared to 58.8%, respectively, an increase of 1.8% points. The gross margin increase was driven by higher reimbursement levels due to revenue cycle and operational improvements, increased Medicare reimbursement rates from the CARES Act, the temporary suspension of Medicare sequestration. The increase was partially offset by increased patient service equipment depreciation and increased sales of sleep therapy and wound care supplies, which have higher cost of revenues.
Expenses.
Selling, General and Administrative.   Selling, general and administrative expenses for the year ended December 31, 2020 were $221.8 million compared to $184.0 million for the year ended December 31, 2019 an increase of $37.8 million or 20.5%. Selling, general and administrative expenses for the year ended December 31, 2020 were 44.1% of total revenues compared to 45.1% of total revenues for the year ended December 31, 2019. The increase was primarily a result of increased sales commissions and incentives tied to growth combined with additional headcount to service the significant growth in patients.
Depreciation and amortization.   Depreciation and amortization for the year ended December 31, 2020 was $7.9 million compared to $5.2 million for the year ended December 31, 2019, an increase of $2.7 million or 51.9%. The increase in depreciation and amortization for the year ended December 31, 2020 was primarily driven by the increase in capital expenditures to facilitate our growth.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

Interest expense.   Interest expense for the year ended December 31, 2020 was $45.7 million compared to $52.5 million for the year ended December 31, 2019, a decrease of $6.8 million. The decrease in interest expense for the year ended December 31, 2020 was primarily driven by the impact of lower interest rates.
Loss on debt refinance.   The loss on debt refinance for the year ended December 31, 2020 was $1.7 million compared to $4.6 million for the year ended December 31, 2019, a decrease of $2.9 million, or 63.0%. The decrease in loss on debt refinance for the year ended December 31, 2020 was primarily related to the refinancing of the Rotech Healthcare Inc. Credit Facility in both 2019 and 2020.
Income tax (benefit).   Income tax (benefit) for the year ended December 31, 2020 was $(91.4) million compared to $(9.1) million for the year ended December 31, 2019. In 2020, the deferred tax valuation reserve of $98.7 million was reversed as the Company determined that it will generate sufficient taxable income in the future to utilize their net operating loss carryforwards and credit carryforwards prior to their expirations.
Non-GAAP Financial Information.
EBITDA, Adjusted EBITDA, Adjusted EBITDA less Base Patient Capex, Adjusted EBITDA Margin and Adjusted EBITDA less Base Patient Capex Margin. EBITDA, Adjusted EBITDA, and Adjusted EBITDA Margin are financial measures that we use to evaluate our performance and Adjusted EBITDA less Base Patient Capex and Adjusted EBITDA less Base Patient Capex Margin are financial measures we use to measure our liquidity, and in each case, are not prepared in accordance with GAAP to analyze our financial results or cash flow, as the case may be, but which we believe are useful to investors as a supplement to GAAP measures.
EBITDA is a non-GAAP measure that represents net income for the period before the impact of interest income, interest expense, income taxes, and depreciation and amortization. EBITDA is widely used by securities analysts, investors and other interested parties to evaluate the profitability of companies. EBITDA eliminates potential differences in performance caused by variations in capital structures, tax positions, the cost and age of tangible assets and the extent to which intangible assets are identifiable.
Adjusted EBITDA is a non-GAAP measure that represents EBITDA before certain items that impact comparison of the performance of our businesses either period-over-period or with other businesses. We use Adjusted EBITDA as a key profitability measure to assess the performance of our businesses. We believe that Adjusted EBITDA should, therefore, be made available to securities analysts, investors and other interested parties to assist in their assessment of the performance of our businesses.
Adjusted EBITDA less Base Patient Capex is a non-GAAP measure that represents Adjusted EBITDA less purchases of patient equipment net of dispositions (“Base Patient Capex”). For purposes of this metric, Base Patient Capex is measured as the value of the patient equipment received less the net book value of dispositions of patient equipment during the accounting period. We use Adjusted EBITDA less Base Patient Capex as a key liquidity measure because our businesses require significant capital expenditures to maintain the patient equipment fleet due to asset replacement and contractual commitments. We believe that Adjusted EBITDA less Base Patient Capex should, therefore, be made available to securities analysts, investors and other interested parties to assist in their assessment of the liquidity of our businesses.
Adjusted EBITDA Margin is a non-GAAP measure that represents Adjusted EBITDA as a percentage of revenue. Adjusted EBITDA less Base Patient Capex Margin is a non-GAAP measure that represents Adjusted EBITDA less Base Patient Capex as a percentage of revenue.
Below, we have provided a reconciliation of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin to our net income, the most directly comparable financial performance measure calculated and presented in accordance with GAAP. EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin should not be considered alternatives to net income or any other measure of financial performance calculated and presented in accordance with GAAP. We have also provided a reconciliation of Adjusted EBITDA less Base Patient Capex and Adjusted EBITDA less Base Patient Capex Margin to net cash provided by operating activities, the most directly comparable GAAP measure of cash flow. Our EBITDA, Adjusted EBITDA, Adjusted EBITDA less Base Patient Capex, Adjusted EBITDA Margin and Adjusted EBITDA less Base

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

Patient Capex Margin may not be comparable to similarly titled measures of other organizations because other organizations may not calculate these measures in the same manner as we calculate these measures.
Our uses of EBITDA, Adjusted EBITDA, Adjusted EBITDA less Base Patient Capex, Adjusted EBITDA Margin and Adjusted EBITDA less Base Patient Capex Margin have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:
•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect capital expenditure requirements for such replacements or other contractual commitments;

•
EBITDA, Adjusted EBITDA, Adjusted EBITDA less Base Patient Capex, Adjusted EBITDA Margin and Adjusted EBITDA less Base Patient Capex Margin do not reflect changes in, or cash requirements for, our working capital needs;

•
EBITDA, Adjusted EBITDA, Adjusted EBITDA less Base Patient Capex, Adjusted EBITDA Margin and Adjusted EBITDA less Base Patient Capex Margin do not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our indebtedness; and

•
other companies, including companies in our industry, may calculate EBITDA, Adjusted EBITDA, Adjusted EBITDA less Base Patient Capex, Adjusted EBITDA Margin and Adjusted EBITDA less Base Patient Capex Margin measures differently, which reduces their usefulness as a comparative measure.

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin exclude items that can have a significant effect on our profit or loss and should, therefore, be used in conjunction with, not as substitutes for, profit or loss for the period. We compensate for these limitations by separately monitoring net income from continuing operations for the period.
The following table reconciles EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin to net income, the most directly comparable financial performance measure prepared in accordance with GAAP, for the three months ended March 31, 2021 and 2020 and the years ended December 31, 2020 and 2019:
	Three Months Ended March 31,		Year Ended December 31,
(in thousands)	2021	2020	2020	2019
Net income (loss)	$12,844	$(196)	$119,160	$3,803
Interest expense(1)	8,301	14,619	45,661	52,481
Income tax expense (benefit)(2)	4,674	97	(91,363)	(9,148)
Depreciation and amortization(3)	21,982	17,945	76,785	62,800
EBITDA	$47,801	$32,465	$150,243	$109,936
Loss on debt refinance(4)	—	—	1,700	4,637
Other(5)	639	103	672	1,078
Adjusted EBITDA	$48,440	$32,568	$152,615	$115,651
Adjusted EBITDA Margin(6)	34.1%	29.4%	30.3%	28.3%

(1)
Interest expense for the year ended December 31, 2020 was $45.7 million compared to $52.5 million for the year ended December 31, 2019, a decrease of $6.8 million. The decrease in interest expense for the year ended December 31, 2020 was primarily driven by the impact of lower interest rates. Interest expense for the three months ended March 31, 2021 was $8.3 million compared to $14.6 million for the three months ended March 31, 2020, a decrease of $6.3 million. The decrease in interest expense for the three months ended March 31, 2021 was primarily driven by lower overall long-term debt balances combined with lower overall average interest rates.

(2)
Income tax (benefit) for the year ended December 31, 2020 was $(91.4) million compared to $(9.1) million for the year ended December 31, 2019. In 2020, the deferred tax valuation reserve of $98.7 million was reversed as the Company determined that it will generate sufficient taxable income

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

in the future to utilize their net operating loss carryforwards and credit carryforwards prior to their expirations. Income tax expense for the three months ended March 31, 2021 was $4.7 million compared to $0.1 million for the three months ended March 31, 2020.
(3)
Depreciation and amortization for the year ended December 31, 2020 was $76.8 million compared to $62.8 million for the year ended December 31, 2019, an increase of $14.0 million or 22.3%. The increase in depreciation and amortization for the year ended December 31, 2020 was primarily driven by the increase in capital expenditures for patient service equipment to facilitate our growth. Depreciation and amortization for the three months ended March 31, 2021 was $22.0 million compared to $17.9 million for the three months ended March 31, 2020, an increase of $4.1 million or 22.9%. The increase in depreciation and amortization for the three months ended March 31, 2021 was primarily driven by the increase in capital expenditures for patient service equipment to facilitate our growth.

(4)
Loss on debt refinance related to the refinancing of the Rotech Healthcare Inc. Credit Facility in both 2020 and 2019. The loss on debt refinance for the year ended December 31, 2020 was $1.7 million compared to $4.6 million for the year ended December 31, 2019, a decrease of $2.9 million, or 63.0%.

(5)
Other EBITDA adjustments include severance, outside legal and consulting costs in connection with Board directed consulting activities plus an administrative fee on the Rotech Healthcare Holdings Credit Facility.

(6)
Adjusted EBITDA Margin is Adjusted EBITDA as a percentage of revenue and is calculated as follows:

	Three Months Ended March 31,		Year ended December 31,
(in thousands)	2021	2020	2020	2019
Net income (loss)	$12,844	$(196)	$119,160	$3,803
Revenue	142,003	110,842	503,183	408,304
Adjusted EBITDA	48,440	32,568	152,615	115,651
Adjusted EBITDA Margin	34.1%	29.4%	30.3%	28.3%
EBITDA was $150.2 million for the year ended December 31, 2020 compared to $109.9 million for the year ended December 31, 2019, an increase of $40.3 million or 36.7%. The increase in EBITDA for the year ended December 31, 2020 was primarily driven by the growth in revenues while leveraging our fixed-cost base. EBITDA was $47.8 million for the three months ended March 31, 2021 compared to $32.5 million for the three months ended March 31, 2020, an increase of $15.3 million or 47.1%. The increase in EBITDA for the three months ended March 31, 2021was primarily driven by the growth in revenues while leveraging our fixed-cost base.
Net income was $119.2 million for the year ended December 31, 2020 compared to $3.8 million for the year ended December 31, 2019, an increase of $115.4 million or 3,033.3%. The increase in net income for the year ended December 31, 2020 was primarily driven by the reversal of the deferred tax valuation reserve of $98.7 million as the Company determined that it will generate sufficient taxable income in the future to utilize their net operating loss carryforwards and credit carryforwards prior to their expirations. Net income was $12.8 million for the three months ended March 31, 2021 compared to a net loss of $0.2 million for the three months ended March 31, 2020, an increase of $13.0 million or 6,653.1%. The increase in net income for the three months ended March 31, 2021 was primarily driven by the growth in revenues while leveraging our fixed-cost base.
Adjusted EBITDA was $152.6 million for the year ended December 31, 2020 compared to $115.7 million for the year ended December 31, 2019, an increase of $36.9 million or 31.9%. The primary difference between EBITDA and Adjusted EBITDA is the loss on debt refinance which was $2.9 million lower in 2020 compared to 2019. Adjusted EBITDA was $48.4 million for the three months ended March 31, 2021 compared to $32.6 million for the three months ended March 31, 2020, an increase of $15.8 million or 48.5%. The primary differences between EBITDA and Adjusted EBITDA for the three months ended March 31, 2021 and 2020 were board-directed expenses.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

Adjusted EBITDA Margin was 30.3% for the year ended December 31, 2020 compared to 28.3% for the year ended December 31, 2019, an increase of 2.0%. The increase in Adjusted EBITDA Margin for the year ended December 31, 2020 was primarily driven by leveraging our fixed costs over increased revenue volumes. Adjusted EBITDA Margin was 34.1% for the three months ended March 31, 2021 compared to 29.4% for the three months ended March 31, 2020, an increase of 4.7%. The increase in Adjusted EBITDA Margin for the three months ended March 31, 2021was primarily driven by leveraging our fixed costs over increased revenue volumes.
The following table reconciles Adjusted EBITDA less Base Patient Capex and Adjusted EBITDA less Base Patient Capex Margin to net cash provided by operating activities, the most directly comparable liquidity measure prepared in accordance with GAAP:
	Three Months Ended March		Years Ended December 31
(in thousands)	2021	2020	2020	2019
Net cash provided by operating activities	$41,143	$31,057	$139,096	$100,443
Gain on sales of property and equipment	424	28	552	996
Loss on Debt Refinance	—	—	(1,700)	(4,637)
Other	—	—	481	—
Changes in Operating Assets and Liabilities (excluding interest and taxes)	2,477	(2,456)	(3,981)	955
Interest Income	(1)	(117)	(118)	(635)
Interest Paid	3,743	3,940	15,933	12,736
Income Taxes Paid	15	13	(20)	78
EBITDA	$47,801	$32,465	$150,243	$109,936
Loss on Debt Refinance	—	—	1,700	4,637
Adjustments	639	103	673	1,078
Adjusted EBITDA	$48,440	$32,568	$152,616	$115,651
Base Patient Capex(1)	16,130	10,983	53,294	50,367
Adjusted EBITDA less Base Patient Capex(2)	$32,310	$21,585	$99,322	$65,284
Adjusted EBITDA less Base Patient Capex Margin(3)	22.8%	19.5%	19.7%	16.0%

(1)
Base Patient Capex is the capital expenditure that is necessary to maintain the base patient count for each product, without any growth. Base patient capital expenditure includes purchases of new equipment to replace lost, damaged or stolen equipment, equipment that has reached end of its reasonable useful life or reached its rent-to-purchase cap. The increase in Base Patient Capex in 2020 results from the overall growth in patient counts offset by our asset recovery efforts to help ensure we recover our patient service equipment when the patients are no longer using it.

(2)
Adjusted EBITDA less Base Patient Capex was $99.3 million for the year ended December 31, 2020 compared to $65.3 million for the year ended December 31, 2019, an increase of $34.0 million or 52.1%. The increase in Adjusted EBITDA less Base Patient Capex for the year ended December 31, 2020, was primarily driven by the growth in revenues while leveraging our fixed-cost base and ensuring we recover our patient service equipment when the patients are no longer using it. Adjusted EBITDA less Base Patient Capex was $32.3 million for the three months ended March 31, 2021 compared to $21.6 million for the three months ended March 31, 2020, an increase of $10.7 million or 49.7%. The increase in Adjusted EBITDA less Base Patient Capex for the three months ended March 31, 2021 was primarily driven by the growth in revenues while leveraging our fixed-cost base and ensuring we recover our patient service equipment when the patients are no longer using it.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

(3)
Adjusted EBITDA less Base Patient Capex Margin is Adjusted EBITDA less Base Patient Capex as a percentage of revenue and is calculated as follows:

	Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019
Adjusted EBITDA less Base Patient Capex	$32,310	$21,585	$99,321	$65,284
Revenue	$142,003	$110,842	$503,183	$408,304
Adjusted EBITDA less Base Patient Capex Margin	22.8%	19.5%	19.7%	16.0%
Liquidity and Capital Resources.
Sources of Liquidity.
Our principal source of liquidity is our operating cash flow, which is supplemented by extended payment terms from our suppliers and our Rotech Healthcare Inc. Credit Facility, which provides for (i) a $15.0 million working capital revolving credit facility (including a letter of credit sub-facility and a swing line sub-facility); (ii) a $75.0 million acquisition revolving credit facility and (iii) a term loan in an initial aggregate principal amount of $335.0 million and our Rotech Healthcare Holdings Inc. Credit Facility consisting of a term loan of $149.3 million as of March 31, 2021. As of March 31, 2021, we had $55.0 million of cash and cash equivalents and $10.4 million available under our working capital revolving credit facility and $62.0 million available under our Acquisition Revolving Credit Facility. On June 3, 2021 the Company amended the Rotech Healthcare Inc. Credit Facility to, among other things, (i) permit this offering (ii) effectuate certain other changes to the Rotech Healthcare Inc. Credit Facility to accommodate Rotech Healthcare Holdings Inc.’s status as a publicly listed company following this offering, (iii) permit the acquisition of Gamma, (iv) increase the amount of permitted capital leases to $50 million, from $40 million and (v) permit the payment in full of the Rotech Healthcare Holding Credit Facility with the net proceeds to us from the offering. In addition, on June 3, 2021 we borrowed $18.5 million under the Acquisition Revolving Credit Facility of the Rotech Healthcare Inc. Credit Facility. Our principal liquidity requirements are labor costs, including salaries, bonuses, benefits and travel-related expenses, product and supply costs, third-party customer service, billing and collections and logistics costs and patient equipment capital expenditures. Our future capital expenditure requirements will depend on many factors, including our revenue growth rates. Our capital expenditures are made in advance of patients beginning service. Certain operating costs are incurred at the beginning of the equipment rental period and during initial patient set up.
We may be required to seek additional equity or debt financing in connection with our business growth. In addition, the recent COVID-19 pandemic has caused disruption in the capital markets, which could make financing more difficult and/or expensive. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, results of operations, and financial condition would be materially and adversely affected. We believe that our operating cash flow, together with our existing cash, cash equivalents, and Rotech Healthcare Inc. Credit Facility, will continue to be sufficient to fund our operations and growth strategies for at least the next 12 months.
We are a holding company and our operations are conducted entirely through our subsidiaries. Our ability to generate cash to pay applicable taxes at assumed tax rates and pay cash dividends we declare, if any, is dependent on the earnings and the receipt of funds from Rotech Healthcare, Inc. and its subsidiaries via dividends or intercompany loans. Deterioration in the financial condition, earnings or cash flow of Rotech Healthcare, Inc. and its subsidiaries for any reason could limit or impair their ability to pay such distributions. Additionally, to the extent that we need funds and our subsidiaries are restricted from making such distributions under applicable law or regulation or under the terms of our financing arrangements, or are otherwise unable to provide such funds, it could materially adversely affect our liquidity and financial condition. See “Risk Factors—Risks Related to this Offering and Ownership of our Common Stock—We are a holding company with no operations of our own and we are accordingly dependent upon distributions from our subsidiaries to pay taxes and pay dividends.”

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

Long-Term Debt.   On December 17, 2020, our subsidiary entered into a second amended and restated senior secured credit agreement (the “Rotech Healthcare Inc. Credit Facility”), with Truist Bank, as administrative agent, and a syndicate of financial institutions and institutional lenders.
The Rotech Healthcare Inc. Credit Facility permits the interest rate to be selected at our option at either Adjusted LIBOR or Base Rate plus their respective applicable margin. Adjusted LIBOR is London interbank offered rate for deposits in Dollars appearing on Reuters screen page “LIBOR 01” for the applicable interest period. The Base Rate is the highest of (i) the Administrative Agent’s “Prime Rate”, (ii) the Federal Funds Effective Rate plus 0.5% per annum, and (iii) one-month Adjusted LIBOR plus 1.0% per annum. Additionally, the margin applied the Rotech Healthcare Inc. Credit Facility is determined based on consolidated net leverage ratio. Consolidated net leverage ratio is defined as the ratio of: (a) consolidated total debt as of such date, less Qualified Cash as of such date; to (b) consolidated EBITDA (as defined in the credit agreement) measured on a consolidated basis as of the last day of the period of four fiscal quarters most recently ended. “Qualified Cash” means cash and cash equivalents of the borrower and its domestic subsidiaries (a) in excess of $10,000,000 (b) that does not appear (or would not be required to appear) as “restricted” on a consolidated balance sheet of the borrower. The applicable margins and commitment fees under the Rotech Healthcare Inc. Credit Facility, based on the consolidated net leverage ratio, range from 2.25% to 3.75% per annum for Adjusted LIBOR Loans or 1.25% to 2.75% per annum for Base Rate Loans and 0.30% to 0.40% per annum for commitment fees. As of March 31, 2021, there were no revolving borrowings under the working capital revolving credit facility and $13.0 million outstanding under the Acquisition Revolving Credit Facility of the Rotech Healthcare Inc. Credit Facility.
Level	Consolidated Net Leverage Ratio	Applicable Margin for Adjusted LIBOR Loans	Applicable Margin for Alternative Base Rate Loans	Commitment Fee
I	< 1.00:1.00	2.25%	1.25%	0.30%
II	≥ 1.00:1.00, but < 2.00:1.00	2.75%	1.75%	0.40%
III	≥ 2.00:1.00, but < 3.00:1.00	3.25%	2.25%	0.40%
IV	≥ 3.00:1.00	3.75%	2.75%	0.40%
The Rotech Healthcare Inc. Credit Facility permits, subject to certain exceptions, an increase in our Rotech Healthcare Inc. Credit Facility, as long as the consolidated net leverage ratio does not exceed three times. The credit agreement requires mandatory prepayments upon the occurrence of certain events, such as dispositions and casualty events, subject to certain exceptions. The Rotech Healthcare Inc. Credit Facility may be voluntarily prepaid at any time without any premium or penalty.
Rotech Healthcare Inc.’s assets and equity interest of all present and future wholly owned direct domestic subsidiaries, with certain exceptions, are pledged as collateral to secure the obligations under the Rotech Healthcare Inc. Credit Facility. The credit agreement contains financial covenants requiring Rotech Healthcare Inc. to maintain a total net leverage ratio not greater than 3.25:1.00 and 3:00:1:00 for the fiscal quarters ending June 30, 2021 and each Fiscal quarter ending thereafter, respectively, and a consolidated fixed charge coverage ratio of not less than 1:25:1.00.
As of March 31, 2021, there were $330.8 million outstanding term loans, $4.6 million of outstanding letters of credit and $13.0 million outstanding on the Acquisition Revolving Credit Facility under the Rotech Healthcare Inc. Credit Facility. Additional availability under the working capital revolving credit facility net of letters of credit outstanding was $10.4 million. We were in compliance with all debt covenants set forth in the Rotech Healthcare Inc. Credit Facility as of March 31, 2021. On June 3, 2021, we borrowed an additional $18.5 million under the Acquisition Revolving Credit Facility of the Rotech Healthcare Inc. Credit Facility.
Rotech Healthcare Holdings Credit Facility.
On December 17, 2020, we entered into a Second Consent and Amendment to Credit Agreement with Silver Point Finance, LLC, as administrative agent, and the lenders party thereto. This second

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

amendment amended the credit agreement dated as of April 6, 2018, and amended as of October 24, 2019 (as amended, the “Rotech Healthcare Holdings Credit Facility”). Silver Point Finance, LLC as administrative agent receives an annual fee of $125,000. We expect to repay all amounts outstanding under the Rotech Healthcare Holdings Credit Facility in connection with this offering. Our Sponsors and/or their respective affiliates are lenders under the Rotech Healthcare Holdings Credit Facility and therefore will receive a portion of the net proceeds to us from the offering. See “Use of Proceeds.”
The credit agreement requires mandatory prepayments upon the occurrence of certain events, such as dispositions and casualty events, subject to certain exceptions. The Rotech Healthcare Holdings Credit Facility may be voluntarily prepaid at any time without any premium or penalty.
Holdco’s assets (including its equity interest in its wholly owned direct subsidiary), with certain exceptions, are pledged as collateral to secure the obligations under the Rotech Healthcare Holdings Credit Facility.
As of March 31, 2021, there was $149.3 million of term loans outstanding under the Rotech Healthcare Holdings Credit Facility, plus $4.3 million of accrued interest. We were in compliance with all debt covenants set forth in the Rotech Healthcare Holdings Credit Facility as of March 31, 2021.
In accordance with ASU 2015-03, Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs, we record origination and other expenses related to certain debt issuance cost as a direct deduction from the carrying amount of the debt liability. These expenses are deferred and amortized using the effective interest method. Amortization of deferred debt issuance costs are classified within interest expense in our consolidated statements of operations and was $0.2 million, and $0.7 million for the years ended December 31, 2020 and 2019 respectively. Interest expense, excluding deferred debt issuance costs discussed above, was $8.2 million and $14.6 million for the three months ended March 31, 2021 and 2020, respectively. Interest paid on debt totaled $3.7 million and $3.9 million for the three months ended March 31, 2021 and 2020, respectively. Interest expense, excluding deferred debt issuance costs discussed above, was $45.5 million and $52.4 million for the years ended December 31, 2020 and 2019, respectively. Interest paid on debt totaled $15.9 million and $12.7 million for the years ended December 31, 2020 and 2019, respectively.
Summary Statement of Cash Flows.   The following table presents selected data from our consolidated statement of cash flows:
	Three Months Ended March 31,		Year Ended December 31,
(in thousands)	2021	2020	2020	2019
Net cash provided by operating activities	$41,143	$31,057	$139,096	$100,443
Net cash used in investing activities	(40,151)	(14,003)	(108,054)	(59,445)
Net provided by (cash used) in financing activities	1,888	(6,591)	(31,586)	(30,979)
Increase (decrease) in cash and cash equivalents	2,880	10,463	(544)	10,019
Cash and cash equivalents at beginning of period	52,122	52,666	52,666	42,647
Cash and cash equivalents at end of period	$55,002	$63,129	$52,122	$52,666
Comparison of Three Months Ended March 31, 2021 and March 31, 2020
Net Cash Provided by Operating Activities.
Net cash provided by operating activities for the three months ended March 31, 2021 was $41.1 million compared to $31.1 million for the three months ended March 31, 2020, an increase of $10.0 million. The increase in net cash provided by operating activities was driven by the impact of the following:
•
$13.0 million increase in net income;

•
$4.1 million increase/decrease in depreciation and amortization;

•
$4.6 million deferred income taxes;

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

•
($2.2) million reduction in payment-in-kind interest

•
($4.8) million increase in other non-cash items; and

•
$(4.7) million decrease in cash provided by the change in operating assets and liabilities, primarily related to increase in accounts receivable, inventories and prepaid expenses offset by a decrease in other receivables and increases in accounts payable, accrued expenses and other current liabilities.

Net Cash Provided by Investing Activities.
Net cash used in investing activities for the three months ended March 31, 2021 was $40.2 million, compared to $14.0 million for the three months ended March 31, 2020, an increase of $26.2 million. The increase in net cash used in investing activities for the three months ended March 31, 2021 was primarily driven by $28.4 million used to purchase equipment and $12.2 million used for acquisitions. The primary use of funds in the three months ended March 31, 2020, was $14.1 million to purchase equipment.
Net Cash Provided by Financing Activities.
Net cash provided by financing activities for the three months ended March 31, 2021 was $1.9 million compared to net cash used in financing activities of $6.6 million for the three months ended March 31, 2020, an increase of $8.5 million. The increase in net provided by financing activities for the three months ended March 31, 2021 was primarily driven by the $13.0 million draw on the acquisition line of credit offset by payments of other liabilities, capital leases and long-term borrowings of $11.1 million. Net cash used in financing activities for the three months ended March 31, 2020 primarily reflected $3.1 million net reduction in long-term borrowings, and $2.8 million of payments on capital leases.
Comparison of Years Ended December 31, 2020 and December 31, 2019
Net Cash Provided by Operating Activities.
Net cash provided by operating activities for the year ended December 31, 2020 was $139.1 million compared to $100.4 million for the year ended December 31, 2019, an increase of $38.7 million. The increase in net cash provided by operating activities was driven by the impact of the following:
•
$115.4 million increase in net income;

•
$13.5 million increase in depreciation and amortization;

•
($82.1) million deferred income taxes primarily related to the elimination of the valuation reserve;

•
($10.0) million reduction in payment-in-kind interest

•
($3.7) million decrease in other non-cash items; and

•
$5.0 million increase in cash provided by the change in operating assets and liabilities, primarily related to increases in accounts payable, accrued expenses and other current liabilities and deferred revenue offset by increases in accounts receivable and other receivables.

Net Cash Provided by Investing Activities.
Net cash used in investing activities for the year ended December 31, 2020 was $108.1 million, compared to $59.4 million for the year ended December 31, 2019, an increase of $48.7 million, or 82%. The increase in net cash used in investing activities for the year ended December 31, 2020 was primarily driven by the impact of $76.2 million used to purchase equipment and $32.5 million used for acquisitions. The primary use of funds in the year ended December 31, 2019, was $60.8 million to purchase equipment.
Net Cash Provided by Financing Activities.
Net cash used in financing activities for the year ended December 31, 2020 was $31.6 million compared to $31.0 million for the year ended December 31, 2019, an increase of $0.6 million, or 2.0%. The

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

increase in net cash used for financing activities for the year ended December 31, 2020 was primarily driven by the impact of a $12.6 million net reduction in long-term borrowings, and $14.1 million of payments on capital leases. Net cash used in financing activities for the year ended December 31, 2019 primarily reflected $11.5 million net reduction in long-term borrowings, and $13.8 million of payments on capital leases.
Capital Expenditures
We classify our capital expenditures into “Base Patient Capex”, “Growth Patient Capex” and “Other Capex.” Base Patient Capex is the capital expenditures necessary to maintain the base patient count for each product, without any growth. This includes purchases of new equipment to replace lost, damaged or stolen equipment, equipment that has reached the end of its reasonable useful life or reached its rent-to-purchase cap. Growth Patient Capex is considered equipment purchased to fund growth in our patient count. For example, if the number of patients that we supply oxygen to increases by 1,000, then 1,000 new oxygen concentrators need to be purchased, which we classify as Growth Patient Capex. Finally, Other Capex includes expenditures on information technology, vehicles and other equipment, furniture and fixtures.
The following table summarizes our capital expenditures for the years ended December 31, 2020, 2019, 2018 and 2017 and the three months ended March 31, 2021 and 2020:
	Three Months Ended March 31,		Year Ended December 31,
($ in millions)	2021	2020	2020	2019	2018	2017
Growth Patient Capex	$11.9	$8.5	$47.7	$20.9	$16.5	$24.0
Base Patient Capex	$16.1	$11.0	$53.3	$50.4	$40.3	$36.2
Other Capex	$2.8	$1.9	$8.8	$11.2	$4.7	$3.5
Base Patient Capex % Revenue	11.4%	9.9%	10.6%	12.3%	11.0%	10.6%
Contractual Obligations.
The following table summarizes the long-term cash payment obligations to which we are contractually bound as of March 31, 2021. The years presented below represent 12-month periods ending March 31, 2021.
	Less than		More than
(in thousands)	1 Year	1-3 Years	3-5 Years	5 Years	Total
Rotech Healthcare Inc. Credit Agreement(1)	$16,750	$33,500	$293,563	$—	$343,813
Expected Interest(1)(2)	10,151	18,854	14,941	—	43,946
Capital Leases	19,333	19,643	185	—	39,161
Operating Leases	8,822	9,075	196	177	18,270
Acquisition Obligations	2,009	5,264	—	—	7,273
Extended Vendor Financing(3)	25,961	—	—	—	25,961
Total Contractual Obligations(4)	$83,026	$86,336	$308,885	$177	$478,424

(1)
Consists of interest payable under the Rotech Healthcare Inc. Credit Facility. Interest payments for future periods were estimated using the interest rate in effect in May 2021 of 0.0925%, which was assumed for the remainder of the loan period until maturity. The actual amounts of interest and fee payments under the Credit Facility will ultimately depend on the amount of debt and letters of credit outstanding and the interest rates in effect during each period. We are also required to pay customary letter of credit fees equal to the applicable rate (based on the consolidated net leverage ratio) and certain agency fees.

(2)
The Rotech Healthcare Inc. Credit Facility permits the interest rate to be selected at our option at either Adjusted LIBOR or Base Rate plus their respective applicable margin. Adjusted LIBOR is London interbank offered rate for deposits in Dollars appearing on Reuters screen page “LIBOR 01” or the applicable interest period. The Base Rate is the highest of (i) the Administrative

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

Agent’s “Prime Rate”, (ii) the Federal Funds Effective Rate plus 0.5% per annum, and (iii) one-month Adjusted LIBOR plus 1.0% per annum. Additionally, the margin applied the Rotech Healthcare Inc. Credit Facility is determined based on consolidated net leverage ratio. Consolidated net leverage ratio is defined as the ratio of: (a) consolidated total debt as of such date, less Qualified Cash as of such date; to (b) consolidated EBITDA (as defined in the credit agreement) measured on a consolidated basis as of the last day of the period of four fiscal quarters most recently ended. “Qualified Cash” means cash and cash equivalents of the borrower and its domestic subsidiaries (a) in excess of $10,000,000 (b) that does not appear (or would not be required to appear) as “restricted” on a consolidated balance sheet of the borrower. The applicable margins and commitment fees under the Rotech Healthcare Inc. Credit Facility, based on the consolidated net leverage ratio, range from 2.25% to 3.75% per annum for Adjusted LIBOR Loans or 1.25% to 2.75% per annum for Base Rate Loans and 0.30% to 0.40% per annum for commitment fees. As of March 31, 2021, there were $13.0 million in acquisition revolving borrowings under the Rotech Healthcare Inc. Credit Facility outstanding.
(3)
The extended vendor financing primarily relate to amounts payable under extended payment term agreements for patient services equipment.

(4)
We have assumed the completion of the offering and the application of the proceeds therefrom to repay the Rotech Healthcare Holdings Credit Agreement. See “Use of Proceeds” and “Capitalization.”

Commitments and Contingencies.
From time to time we enter into certain types of contracts that contingently require us to indemnify parties against third-party claims. The contracts primarily relate to: (i) certain asset purchase agreements, under which we may provide customary indemnification to the seller of the business being acquired; (ii) certain real estate leases, under which we may be required to indemnify property owners for environmental and other liabilities, and other claims arising from our use of the applicable premises; and (iii) certain agreements with our officers, directors and employees, under which we may be required to indemnify such persons for liabilities arising out of their relationship with us. In addition, we issued certain letters of credit under our Credit Facility as described under “Liquidity and Capital Resources—Long-Term Debt” above.
The terms of such obligations vary by contract and in most instances a specific or maximum dollar amount is not explicitly stated therein. Generally, amounts under these contracts cannot be reasonably estimated until a specific claim is asserted. Consequently, no liabilities have been recorded for these obligations on our balance sheets for any of the periods presented.
Off-Balance Sheet Arrangements.
As of March 31, 2021, we did not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K.
Accounts Receivable.   Accounts receivable were $59.6 million as of March 31, 2021 and $49.7 million at March 31, 2020, an increase of $9.9 million. Approximately $2.5 million of the increase in accounts receivable in 2021 was due to overall growth in revenues and $2.6 million was a result of the acquisitions that were completed during the year.
Other Receivables.   Other receivables were $2.6 million and $8.8 million at March 31, 2021 and March 31, 2020, respectively. Other receivables primarily consist of vendor related volume rebates. The decrease in Other Receivables in 2021 is mainly due to the timing of the receipt of payments on certain of our vendor rebate programs.
Inventories.   Inventories consist primarily of supplies inventories for both our sleep therapy and wound care lines plus par levels for patient equipment within our locations. We maintain inventory at levels we believe will provide for the needs of our patients.
Goodwill.   Goodwill represents the portion of reorganization value not attributed to specific tangible and identified intangible assets under fresh-start reporting and the excess consideration transferred in a business combination after the fair values of identifiable tangible and intangible assets acquired and

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

liabilities assumed have been recorded. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. We first use the qualitative approach to assess whether the existence of events and circumstances to determine that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Qualitative factors include, but are not limited to, underperformance relative to historical or projected future operating results, significant changes in our overall business, significant negative industry or economic trends. If we determine that the threshold is met, then we apply a quantitative test to determine the fair value of our reporting units to their respective carrying amounts and record an impairment charge for the amount by which the carrying amounts exceeds the fair value. We operate as one reporting unit. We performed our annual impairment review of goodwill and determined that it is not likely that a goodwill impairment exists as of December 31, 2020 and 2019.
Critical Accounting Policies and Estimates.
The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses and related disclosures of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, collectability of accounts receivable, reserves related to insurance and litigation, intangible assets, income taxes and contingencies. We base these estimates on our historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results experienced may vary materially and adversely from our estimates. To the extent there are material differences between our estimates and the actual results, our future results of operations may be affected.
We consider the accounting policies that govern revenue recognition and the determination of the net realizable value of accounts receivable to be the most critical in relation to our consolidated financial statements. These policies require the most complex and subjective judgments of management. Additionally, the accounting policies related to long-lived assets, income taxes and self-insurance reserves require significant judgment.
Revenue Recognition.   Revenues are principally derived from the rental and sale of HME products and services to patients. The HME products and services are segregated into five core service lines; oxygen, ventilators, sleep therapy, wound care and DME.
Revenues are recognized when control of the promised goods and services are transferred to the patients in an amount that reflects the consideration that we expect to be entitled to receive from the patient or third-party Payor. The contract with the patient is entered into when we accept a written order from a physician. We routinely obtain assignment of (or are otherwise entitled to receive) benefits receivable under the health insurance programs, plans or policies of patients (e.g., government and commercial Payors) and will bill those Payors accordingly. When evaluating the components of revenue, we use three portfolios: Government, Commercial, and Patient.
Rental Revenues.   Our rental arrangements generally provide for fixed monthly payments established by fee schedules for as long as the patient is using the equipment and medical necessity continues (subject to capped rentals which limit the rental payment period in some instances). Once initial delivery is made to the patient (initial set up), a monthly billing is established based on the initial set up service date. We recognize rental arrangement revenues ratably over the monthly service period and defers revenue for the portion of the monthly bill which is unearned. No separate revenue is earned from the initial set up process. During the rental period, we are responsible for providing oxygen refills for patients requiring portability and is responsible for servicing and maintaining the equipment based on manufacturers’ recommendations as part of the monthly fee.
Sale Revenues.   The performance obligation is met at a point in time once an item is delivered or shipped to the patient. We do not have any warranty obligations. The transaction price is determined based on contractually agreed-upon amounts adjusted for estimates of variable consideration such as implicit

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

price concessions using the most likely amount method based on historical collection information and constraints as discussed below in the section titled Billing.
Capitation Revenues.   Capitation agreements provide for a fixed fee based on the number of members covered for each month. During each month we must provide services to the covered members. Revenues earned from capitation agreements are recognized over the period that we are obligated to stand ready to provide services to covered members, primarily a calendar month.
Billing.   Revenues are recorded at an amount that reflects the consideration which we expect to receive from patients and third-party Payors. Our billing system contains Payor-specific price tables that reflect the fee schedule amounts, as available, in effect or contractually agreed upon by various government and commercial Payors for each item of equipment, service or supply provided to a patient. Revenues are recorded based upon the applicable fee schedule adjusted for estimates of variable consideration.
We record variable consideration reduced by implicit price concessions based on a percentage of revenue using historical Company-specific data. The percentage and amounts used to record the implicit price concessions are supported by various methods including current and historical cash collections, as well as actual contractual adjustment experience. A constraint is applied to the variable consideration such that the revenue is recorded only to the extent that it is probable that a significant reversal in the amount will not occur in the future. This percentage, which is adjusted at least on an annual basis, has proven to be the best indicator of the consideration that we expect to receive. Historical collection and adjustment percentages serve as the basis for its estimates of implicit price concessions and consists of:
(1)
Differences between non-contracted third-party Payors’ allowable amounts and our usual and customary billing rate for Payors that do not have contracts or fee schedules established with us.

(2)
Services for which payment is denied due to audit or recoupment by governmental or third-party Payors, or otherwise deemed non-billable by us.

(3)
Collection risk related to amounts due from patients for co-payments and deductibles.

Patients and Payors are obligated to pay upon billing. We do not record any financing charges on balances due. Collection risk is incorporated in our estimates for implicit price concessions.
We closely monitor historical contractual adjustment rates, accounts receivable balances, economic conditions, as well as changes in applicable laws, rules and regulations and contract terms to help assure that estimates are made using the most accurate information it believes to be available. Significant future changes in Payor mix, economic conditions or trends in federal and state governmental health care coverage could have a material adverse effect on the collection of accounts receivable, cash flows and results of operations.
Accounts Receivable.   Accounts receivable are presented at net realizable values that reflects the consideration we expect to receive which is inclusive of adjustments for price concessions, as described above. If the payment amount received differs from the estimated net realizable amount, an adjustment is made to the net realizable amount in the period that these payment differences are determined.
Due to the nature of the industry and the reimbursement environment in which we operate, certain estimates are required in order to record revenues and accounts receivable at their net realizable values. Inherent in these estimates is the risk that they may have to be revised or updated as additional information becomes available. It is possible that management’s estimates could change, which could have an impact on operations and cash flows. Specifically, the complexity of many third-party billing arrangements, patient qualification for medical necessity of equipment and the uncertainty of reimbursement amounts for certain services from certain Payors may result in adjustments to amounts originally recorded.
Goodwill.   Goodwill represents the portion of reorganization value not attributed to specific tangible and identified intangible assets under fresh-start reporting and the excess consideration transferred in a business combination after the fair values of identifiable tangible and intangible assets acquired and liabilities assumed have been recorded. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. We perform our annual

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

impairment review of goodwill during the fourth quarter of each year. We first use the qualitative approach to assess whether the existence of events and circumstances to determine that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Qualitative factors include, but are not limited to, underperformance relative to historical or projected future operating results, significant changes in our overall business, significant negative industry or economic trends. If we determine that the threshold is met, then we apply a quantitative test to determine the fair value of our reporting units to their respective carrying amounts and record an impairment charge for the amount by which the carrying amounts exceeds the fair value. We operate as one reporting unit. We performed our annual impairment review of goodwill and determined that it is not likely that a goodwill impairment exists as of December 31, 2020 and 2019.
Impairment of Long-Lived Assets.   Periodically, when indicators of impairment are present, we evaluate the recoverability of the net carrying value of property and equipment and other amortizable intangible assets by comparing the carrying values to the estimated future undiscounted cash flows. A deficiency in these cash flows relative to the carrying amounts is an indication of the need for a write-down due to impairment. The amount of the impairment, if any, is recognized by the amount by which the carrying value exceeds the fair value. Among other variables, factors such as the effects of external changes to our business environment, competitive pressures, market erosion, technological and regulatory changes are considered factors which could provide indications of impairment. As of December 31, 2020 and 2019, we determined that no impairment existed.
Income Taxes.   We account for income taxes under the asset and liability method in accordance with ASC 740, Income Taxes (ASC 740). As specified by ASC 740, the tax effects of an economic transaction are recognized only if it is “more-likely-than-not” to be sustained solely on its technical merits. The “more-likely-than-not” threshold represents a positive assertion by management that a company is entitled to the economic benefits of a tax position. If a tax position is not considered “more-likely-than-not” to be sustained based solely on its technical merits, no benefits of the tax position are to be recognized.
Income taxes are recognized for the amount of taxes payable or refundable for the current period and deferred tax assets and liabilities are recognized for the future tax consequences of transactions that have been recognized in our consolidated financial statements or tax returns. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities recognized in income in the period the rate change is enacted. A valuation allowance is provided when it is more likely than not that some portion, or all, of the deferred tax asset will not be realized. We evaluate all positive and negative evidence, including scheduled reversals of existing deferred tax liabilities, projected future taxable income and tax planning strategies.
We recognize interest and penalties on taxes, if any, within income tax (benefit) expense in our consolidated statement of operations
Recent Accounting Pronouncements.
Recently issued accounting pronouncements that may be relevant to our operations but have not yet been adopted are outlined in Note 1—Recent Accounting Pronouncements to our consolidated financial statements included elsewhere in this prospectus.
Indemnification Agreements.
As permitted under Delaware law and in accordance with our bylaws, we indemnify our officers and directors for certain events or occurrences while the officer or director is or was serving in such capacity. We are also party to indemnification agreements with our officers and directors. We believe the fair value of the indemnification rights and agreements is minimal. Accordingly, we have not recorded any liabilities for these indemnification rights and agreements as of March 31, 2021.
JOBS Act Account Election.
Section 107 of The Jumpstart Our Business Startups Act of 2012 (“the JOBS Act”) permits an “emerging growth company” such as us to take advantage of an extended transition time to comply with

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

new or revised accounting standards as applicable to public companies. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for private companies.
We will remain an emerging growth company until the earliest to occur of: (1) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (2) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; (3) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period; and (4) the last day of the fiscal year ending after the fifth anniversary of our initial public offering.
Quantitative and Qualitative Disclosures About Market Risk.
Interest Rate Risk.
Our exposure to market risk relates to fluctuations in interest rates from borrowings under the Rotech Healthcare Inc. Credit Facility and the Rotech Healthcare Holdings Credit Facility. Our letter of credit fees and interest accrued on our debt borrowings carry a floating interest rate which is tied either Adjusted LIBOR or Base Rate plus their respective applicable margins and therefore are exposed to changes in interest rates. As of March 31, 2021, there was $13.0 million outstanding on the Acquisition Revolving Credit Facility, $4.6 million outstanding letters of credit, and $330.8 million of term loans outstanding, and additional availability under the Rotech Healthcare Inc. Credit Facility, net of letters of credit outstanding, was $10.4 million. As of March 31, 2021, there was $149.3 million outstanding under the Rotech Healthcare Holdings Credit Facility.
Inflation Risk.
We experience pricing pressures in the form of continued reductions in reimbursement rates, particularly from MCOs and from governmental Payors such as the VA Medicare and Medicaid. We are also impacted by rising costs for certain inflation-sensitive operating expenses such as costs of revenues, labor and employee benefits, facility and equipment leases, and vehicle fuel.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

BUSINESS
Overview
We are a leading provider of home medical equipment and related products and services (collectively referred to as “HME products and services”) in the United States. We offer a comprehensive range of HME products and services for home healthcare and delivery across five core business lines: (1) oxygen, (2) ventilators, (3) sleep therapy, (4) wound care and (5) DME. We enable the treatment of patients in their homes, including chronic patients, acute patients or patients with both chronic and acute needs. Our Payor clients include commercial insurers, Medicare, Medicaid, the VA and private individuals. As of March 31, 2021, we served more than 600,000 active patients across over 300 service locations in 45 states, supported by more than 3,500 full-time equivalent (“FTE”) employees and key Payor contracts (including over 1,750 commercial Payor contracts). Over the past several years, we have made substantial, long-term strategic improvements in our business and operations, resulting in what we believe are industry-leading revenue growth rates of over 23%, primarily driven by organic growth and Adjusted EBITDA Margin of 30.3% for the year ended December 31, 2020. Our growth plans also include continuing to evaluate attractive acquisition opportunities in our industry.
We focus on being the industry’s highest-quality provider of HME products and services, while maintaining our commitment to being a low-cost operator. We offer a compelling value proposition to patients, providers and Payors by enabling patients to receive care and services in the comfort of their own homes while also reducing treatment costs as compared to in-patient settings. Our key HME products and services include stationary and portable home oxygen equipment, non-invasive and invasive ventilators, CPAP and BiPAP devices, NPWT pumps and supplies and other DME. As of March 31, 2021, we served more than 600,000 active patients, of whom over 218,000 were oxygen patients receiving approximately 624,000 tank deliveries in aggregate. Our revenues are generated primarily through fee-for-service arrangements with Payors for equipment, supplies, services and other items we rent or sell to patients. With an expansive network of Payor contracts, delivery technicians and therapists that is not readily replicated, we are well positioned to provide home healthcare that require high-quality service, providing a bridge from the in-patient care setting to the home.
We believe key differentiators from our competitors are our national scale and footprint, our culture of disciplined and profitable growth, our relentless operational rigor and focus on cash collections, and our proprietary technology platform. We sit at the nexus of referring providers, Payors, patients, and suppliers—all of whom share the goal of keeping patients as healthy as possible in the comfort of their homes. We have long-standing relationships with referral sources across the country that refer patients to us because of our end-to-end product and service offerings, national distribution footprint, and our reputation for delivering consistent, quality service. We enjoy deep and long-standing relationships with major Payors, including government, national and regional insurers and MCOs, many of whom we have contracted with for over 15 years. We believe that Payors and referral sources highly value our ability to reliably provide access to home healthcare and reduce unnecessary in-patient stays.
We operate in attractive end markets. We derived approximately 87.1% of our revenue for the year ended December 31, 2020 from the high-growth respiratory and OSA markets. According to industry reports, in 2019, the global markets for homecare oxygen concentrators, homecare ventilators and CPAP devices were estimated to be $1.0 billion, $0.5 billion and $3.0 billion, respectively, and are projected to grow at a compound annual growth rate (“CAGR”) of approximately 15.2%, 7.3%, and 5.9%, respectively, from 2019 to 2024. We entered the market for wound care products and supplies starting with an exclusive distributor agreement with Smith and Nephew in 2019 and further with the acquisition of Halo Wound Solutions in July 2020. In 2019, the global market for wound care devices and supplies was projected to be approximately $3 billion by 2025 and this market is expected to grow at a CAGR of approximately 5.4% from 2019 to 2024. We believe these high-growth markets represent attractive embedded opportunities for continued growth.
We believe that we are well positioned to continue to capitalize on our organic growth initiatives as well as acquisition opportunities. Coupled with scalable technology and centralized operations, including customer service and revenue cycle management, we believe we can continue to grow our patient base while maintaining operational efficiency in a cost-efficient manner. We will also continue to focus on improving

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

the operational efficiencies of our business through various new technology initiatives and data analytics capabilities. We believe we can continue to enhance our cash profile through continued focus on profitable products and services, disciplined management of capital expenditures and by controlling our costs. We believe our scalable platform and infrastructure will allow us to continue to evaluate and add new products and services with high growth rates and attractive margins. Finally, since 2016, we have completed over 60 accretive asset purchases as well as four larger acquisitions and we plan to continue to opportunistically evaluate attractive companies in the highly fragmented HME market.
For the year ended December 31, 2020, we generated $503.2 million of revenue, $119.2 million in net income, $139.1 million in net cash provided by operating activities, $152.6 million of Adjusted EBITDA (30.3% of revenue) and $99.3 million of Adjusted EBITDA less Base Patient Capex (19.7% of revenue). For the year ended December 31, 2019, we generated $408.3 million of revenue, $3.8 million in net income, $100.4 million in net cash provided by operating activities, $115.7 million of Adjusted EBITDA (28.3% of revenue) and $65.3 million of Adjusted EBITDA less Base Patient Capex (16.0% of revenue). Revenues for the year ended December 31, 2020 compared to the year ended December 31, 2019 increased partially due to demand for certain respiratory products (such as oxygen concentrators, tanks and ventilators) due to the impact of the recent coronavirus (“COVID-19”) pandemic and increased sales in our CPAP and BiPAP resupply businesses (primarily as a result of the increased ability to contact patients at home as a result of state and local government imposed stay-at-home orders). For reconciliations of Adjusted EBITDA and Adjusted EBITDA Margin (which is calculated as Adjusted EBITDA as a percentage of revenue) to net income, the most directly comparable financial performance measure prepared in accordance with GAAP, see “Summary—Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Information.” For a reconciliation of Adjusted EBITDA less Base Patient Capex and Adjusted EBITDA less Base Patient Capex Margin (which is calculated as Adjusted EBITDA less Base Patient Capex as a percentage of revenue) to net cash provided by operating activities, the most directly comparable GAAP measure of cash flow, see “Summary Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Information.”
Industry Overview
An aging population coupled with an increasing life expectancy in the United States is contributing to the increased prevalence of chronic diseases within the general population. According to the U.S. Census Bureau, the United States population aged 65 and over will grow substantially from 15.2% of the population in 2016 to 20% of the population by 2030. As the growth in chronic conditions continues to rise, there has been a significant increase in spending for the treatment of such diseases, which includes sleep and respiratory-related diseases. Consequently, there have been concerted efforts by all Payors to reduce this spending by shifting care away from high-cost medical facilities and towards economical treatments in the home. According to CMS estimates, in 2019, hospital care was approximately 10.5 times more expensive than home healthcare and care provided in nursing care facilities was approximately 1.5 times more expensive than home healthcare. Furthermore, home healthcare is increasingly becoming the preferred method of treatment for patients in the United States, particularly the elderly patient population. The U.S. home healthcare market provides cost-effective solutions for various diseases, including respiratory therapy, OSA therapy, NPWT devices, home medical equipment, infusion therapy, home healthcare nursing, orthotics and prosthetics, diabetic supplies and general medical supplies. According to CMS estimates, the aggregate expenditure associated with the U.S. home healthcare market was $113.5 billion in 2019, and is expected to grow at a CAGR of approximately 7% between 2018 and 2028.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

Within the home healthcare market, the HME market provides a broad array of cost-effective, critical and convenient medical equipment and supplies with significant therapeutic benefits for patients in the home. HME providers allow patients with complex and chronic conditions to transition out of higher acuity settings into their homes and achieve greater levels of independence.
Within the expansive HME market, respiratory therapy is the largest segment and is also experiencing accelerated growth through multiple industry tailwinds. Over the last decade, there has been a substantial increase in the number of patients suffering from significant respiratory issues, including chronic obstructive pulmonary disease (“COPD”), congestive heart failure (“CHF”) and OSA. According to industry reports, in 2019, the global markets for home oxygen concentrators, home ventilators, and CPAP devices were estimated to be $1.0 billion, $0.5 billion and $3.0 billion, respectively, and are projected to grow at a CAGR of approximately 15.2%, 7.3%, and 5.9%, respectively, from 2019 to 2024. In addition to the significant direct costs related to these disease states, we believe COPD and OSA, in particular, are highly underdiagnosed conditions with a large untapped market opportunity. In addition to respiratory diseases, wound care is also an increasingly attractive product segment. Wound care devices are products used to treat acute and chronic wound injuries.
In 2019, the global market for wound care devices and supplies was projected to be approximately $3 billion by 2025, and this market is expected to grow at a CAGR of approximately 5.4% from 2019 to 2024. In particular, the global market size of NPWT devices, the largest sub-segment of wound care, was estimated to be approximately $1.0 billion in 2019 and is expected to grow at a CAGR of approximately 6.6% from 2019 to 2024. Furthermore, we continue to opportunistically expand to other attractive product categories.
We expect to benefit from the following continuing trends within the home healthcare market:
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Aging Population.   As life expectancy continues to rise coupled with the growth in the aging population in the United States, there will be an increase in the need for HME products and services provided by companies such as Rotech, including education and training on how to properly use certain medical equipment and supplies. The CMS Office of the Actuary projects that the number of Medicare beneficiaries will grow, on average, by 2.5% annually over the period from 2020 to 2028 and the U.S. Census Bureau projects that the United States population aged 65 and over will grow substantially from 15.2% of the population in 2016 to 20% of the population by 2030.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

Estimated U.S. Population Aged 65+ (millions)
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Rising Incidence of Chronic Diseases.   Chronic diseases are the leading cause of death and disability in the United States, with approximately 60% of the overall population having at least one chronic affliction as of 2019 and people with chronic illnesses accounted for 81% of hospital admissions. Increasing obesity rates, the clinical consequences of the high prevalence of smoking from earlier decades and higher diagnosis of a number of chronic health conditions, such as COPD, OSA, diabetes and others, have collectively driven HME industry growth. In the United States, an estimated 1 in 15 adults has moderate to severe OSA, while an estimated 1 in 10 adults has diabetes, with asthma similarly prevalent among adults. According to the American Sleep Apnea Association, approximately 17.6 million people are undiagnosed for OSA, including many individuals younger than 65 years old. As the prevalence for under-diagnosed chronic conditions increases, and as diagnoses rise due to increased awareness, we expect that the demand within the HME market for providers, such as Rotech, will continue to grow.

U.S. Obesity Rates Over Time
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Continued Shift Toward Home Healthcare Driven by the Compelling Economic Value Proposition to Key Stakeholders.   According to CMS estimates, the aggregate expenditure associated with the U.S. home health care market was $113.5 billion in 2019, and is expected to grow at a CAGR of approximately 7% between 2018 and 2028. In August 2020, CMS published national healthcare expenditure data which showed that DME spending grew 26.6% for all Payors from 2012 to 2018. The rising cost of healthcare has caused many Payors to look for ways to contain healthcare costs. As a result, home healthcare is increasingly sought out as an attractive, cost-effective, clinically appropriate alternative to expensive facility-based care. For

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

example, according to industry reports, on average, the cost of treatment per patient at an in-patient rehabilitation facility or long-term care hospital is approximately $1,500 per day compared to approximately $50 per day for home healthcare.
Furthermore, improved technology has enabled a wider variety of treatments to be available at home, simplified the use of equipment through user-friendly features such as touchscreens, as well as facilitated earlier patient discharge. As we expect these trends and technologies to improve, we also believe that both providers and patients will opt for home healthcare due to its convenience and cost advantages. Additionally, the recent COVID-19 pandemic has amplified the importance of home healthcare as the pandemic has prevented or increased the difficulty of frequent visits to healthcare facilities. This is amplified by the fact that patients face a higher risk of contracting COVID-19 outside of their homes, for example, if they need to visit a healthcare facility because their home care has been interrupted. Hence, in a post-COVID environment, we expect the shift towards home healthcare to accelerate as home healthcare set ups have become more economical, accessible and user-friendly by technological advancements.
Average Daily Cost per Patient
Medicare Payment Advisory Commission (MedPAC), A Data Book: Heath Care Spending and the Medicare Program, July 2020.
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High Barriers to Entry and Consolidation of the Highly Fragmented HME Market Expected to Benefit Scaled National Participants.   Within the fragmented HME market in which we operate, the number of industry participants dropped from approximately 12,900 in 2013 to approximately 9,300 in 2020. This decline is mostly due to the inability of smaller local and regional providers to make the significant capital and technological investments required to effectively compete. In addition, the complexity of the regulatory and reimbursement landscape has created substantial challenges for smaller providers. Without technology improvements, smaller providers are at a significant disadvantage with respect to workflow management, scalability and resolving system-wide inefficiencies. We believe that companies like Rotech with the relevant technological platform, national distribution footprint and ability to make growth investments are well-positioned to both continue to succeed in the market and continue to consolidate the market.

The COVID-19 pandemic has also caused significant issues for smaller providers by increasing the financial and logistical hurdles they face in their regular operations. Because smaller providers often lack the necessary resources to overcome such challenges effectively, large national providers are generally preferred by Payors for their ability to reliably deliver critical HME products and services to patients. For example, our active patient rentals of oxygen concentrators increased from 103 at the beginning of the COVID-19 pandemic to 25,846 as of March 31, 2021.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

•
Advancements in Medical Technology.   Technological advancements have driven the shift towards home healthcare and increased the breadth of conditions that can be effectively managed in the home. Improvements in tech-enabled tools, products and services, within the HME industry have led to better home healthcare. Advancements in and higher adoption of technology in the home has helped close care gaps and increased patient compliance via remote monitoring and data collection. Accordingly, the continued introduction of technologically advanced HME products and services that are cost-effective, portable and promote greater data accessibility and consumer engagement are expected to continue to expand the market opportunity for HME providers.

Our Strategic Evolution
Over the past several years, we undertook several initiatives not only to improve our business but also to better meet the needs of our patients, providers and Payors. We revamped our executive team by moving seasoned professionals into leadership positions. We refocused the culture of our organization on profitable growth and overhauled our incentive programs to align our employees with this shift. We rationalized our product and service offerings, streamlined selling, general and administrative expenses and headcount as well as capital expenditures through disciplined operations. We developed a proprietary technology platform to further optimize our operations and enhance the delivery of our products and services while helping achieve our low-cost market position. We established a comprehensive growth plan via organic and acquisitive means, which has helped us diversify our geographic footprint as well as its service offerings. Through our significant, long-term investment in these initiatives and our strong execution on this strategic evolution, we believe we are strongly positioned to continue our market leadership.
Our strategic evolution is comprised of key improvements in our core operations, as well as significant growth investments in our business.
Operational Improvements
New Management Team with Extensive Experience and Expertise.   In order to best position our business, we elevated a team of professionals with deep industry and regulatory knowledge to leadership positions. We promoted Timothy C. Pigg to the roles of President and Chief Executive Officer in 2014 after over 20 years with the Company in several executive positions. We hired Thomas J. Koenig in 2015 as Chief Financial Officer and Treasurer after similar roles in several other distribution companies, and quickly followed that with the promotion of Robin Menchen to the role of Chief Operating Officer in late 2015 after over 20 years with the Company in several executive positions. These leadership changes enabled Rotech to take further steps to optimize and improve our business and drive a significant cultural shift.
Purposeful Cultural Shift to Drive Profitable Growth.   In order to shift from a culture of revenue growth at all costs to one focused on disciplined and profitable growth, we developed a propriety technology platform for our collections process that seamlessly integrates with our client workflows, eligibility verifications and billing system. We are focused on obtaining complete and accurate patient and Payor information at the front-end to minimize bad debt, adjustments and excess administrative cost on the back end. We utilize a robust compliance solution to ensure patient care meets reimbursement standards set by Payors. We also leverage proprietary analytics focused on patients’ ability to pay to efficiently identify

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

those that might benefit from payment plans while increasing our cash collections and cash flow. In addition to our collection process, we reinforce our culture of cash collections by distributing a daily report to our senior leadership that tracks the trends in cash collections to focus our entire organization on the importance of profitable growth.
Exited Unprofitable Segments and Consolidated Products and Services.   We focused on optimizing our business by discontinuing unprofitable products and services and providing more resources for patients, Payors and referral sources which met our minimum profitability threshold. For example, we rationalized our product offerings, which enabled us to substantially reduce our stock keeping unit (“SKU”) count during 2014 and continuously seek to optimize our SKU count.
Optimized Overall Costs of our Operation.   We undertook a several year, multi-faceted approach to optimizing overall costs, including product costs, operating costs, SG&A and capital expenditure. For example, we optimized our delivery model to reduce the number of deliveries, while increasing the number of oxygen tanks per delivery, thereby significantly reducing our delivery costs. We modernized our delivery fleet, which significantly reduced vehicle maintenance and operating costs. We improved asset management practices and instituted asset retrieval programs that focused on timely retrieval of non-billing assets which significantly reduced our capital expenditure and improved return on investment. We also instituted a Pay-Per-Service (“PPS”) model for the majority of our patients on respiratory equipment to better manage our set up and follow up business, which reduced our overall respiratory spend. We rationalized our real estate footprint by focusing on our locations with positive contribution margin and rightsizing our locations as leases expired. We also drove lower purchasing costs through improved strategic sourcing efficiencies and an increased focus on improved Payor contracting by leveraging our scale. As a result of these changes, we were able to significantly increase our Adjusted EBITDA Margin to 30.3% in 2020, and increase our Adjusted EBITDA less Base Patient Capex Margin to 19.7% in 2020.
Growth Investments
Developed Proprietary Technology Platform to Streamline Operations.   We have invested approximately $74 million since 2013 in improving our customized, proprietary information technology platform. We have worked to automate all aspects of our core operations, including e-prescribing, insurance verification, patient intake, patient set up, patient education, billing and collection. We have also built a patient portal and mobile application to better connect with our patients and empower them with information regarding their care. Our proprietary technology platform has led to lower costs, and both increased and faster collections.
Created Incentive Plans to Align Employees with Culture of Profitable Growth.   We developed employee bonus and incentive plans to align our employees’ performance with personal and corporate growth. We instituted Company-wide quarterly and annual bonus plans and monthly incentive plans to create a culture of profitable growth. Nearly all employees are covered by a bonus plan and payments are tied to Company and individual performance. A Management by Objective plan was put in place to cover and incentivize our top executives by creating measurable annual objectives that each leader needs to achieve in order to gain incentive compensation. Our incentive plans for field leaders, location managers, and others are directly tied to growth targets. We have found that by setting clear and measurable employee bonus and incentive plans, we are able to drive profitable growth while maintaining our distinct corporate culture.
New Approach to Optimize Capital Expenditures.   We established a new approach to manage and optimize capital expenditures by evaluating three separate categories of capital expenditures: (1) base patient capital expenditures, (2) growth patient capital expenditures and (3) other capital expenditures. Base patient capital expenditure is what is necessary to maintain the base patient count for each product, without any growth. Base patient capital expenditure includes purchases of new equipment to replace lost, damaged or stolen equipment, equipment that has reached end of its reasonable useful life or reached its rent-to-purchase cap. We seek to minimize primarily through vendor negotiation and equipment recovery efforts. Growth patient capital expenditure is equipment purchased to fund growth in our patient count. For example, if patient count in oxygen grows by 1,000, then 1,000 new oxygen concentrators need to be purchased, which we count as growth patient capital expenditure. We generally achieve an attractive payback on growth patient capital expenditure. With a focus on profitable growth, we operate with the philosophy of realizing as much growth patient capital expenditure we can achieve each year. Other capital expenditure

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

is primarily information technology (“IT”) (including capitalized IT) and vehicles which we seek to manage on long term basis to support investments in technology and maintaining an efficient fleet.
Comprehensive Strategy to Focus on Growth.   We established a holistic growth strategy by first focusing on organic growth in core markets, then expanding that strategy into new products and services, deeper referral source relationships, additional patient categories and new geographic markets. For example, prior product expansions included the addition of new products and services, including ventilators in 2017 and wound care products in 2019. We established agreements with many referral sources that designate us as the provider of choice, including executing preferred provider agreements (“PPA”) with hospital and outpatient facilities for respiratory treatment and professional service agreements (“PSA”) with sleep labs. Our expanded product offerings and referral relationships allow us to service additional patient categories, including chronic respiratory failure patients and wound care patients. These initiatives enabled us to drive organic revenue growth of 19.8% for the year ended December 31, 2020 as compared to 11.2% for the year ended December 31, 2019. Further, we augmented our organic growth strategy by building a comprehensive acquisition program to help drive growth. This effort started with purchases of small, founder-owned providers exiting the market and has more recently involved larger acquisitions to expand our geographic reach and add new products and services and patient categories, including the expansion into wound care supplies with the acquisition of Halo Wound Solutions in July 2020.
Since 2013, we have made transformational changes to our business and have made several operational improvements, as well as growth investments. As a result of our strategic evolution, our revenue grew at a CAGR of 13.9% from 2017 to 2020 and the growth rate increased to 23.2% in 2020. In 2020, net income increased to $119.2 million, Adjusted EBITDA increased to $152.6 million, Adjusted EBITDA Margin increased to 30.3%, net cash provided by operating activities increased to $139.1 million, Adjusted EBITDA less Base Patient Capex increased to $99.3 million and Adjusted EBITDA less Base Patient Capex Margin increased to 19.7%. We believe that Rotech is well positioned to compete and excel in the current industry environment and to successfully navigate any future changes in the industry.

Note: Dollars in millions.
EBITDA, Adjusted EBITDA, Adjusted EBITDA less Base Patient Capex and Adjusted EBITDA Margin are non-GAAP financial measures. For reconciliations of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin to net income, the most directly comparable financial performance measure prepared in accordance with GAAP, see “Summary Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Information.” For reconciliation of Adjusted EBITDA less Base Patient Capex to net cash provided by operating activities, the most directly comparable GAAP measure of cash flow, see “Summary Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Information.”

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

Our Competitive Strengths
We believe the continued growth of Rotech will be driven by the following competitive strengths:
Industry Leading Platform with National Distribution Footprint and Scalable Infrastructure.   Size and scalability are significant competitive advantages in the fragmented HME industry, and we believe we are one of the largest providers of HME products and services in the United States. As of March 31, 2021, we served more than 600,000 active patients across over 300 service locations in 45 states, supported by more than 3,500 FTE employees and key Payor contracts (including over 1,750 commercial Payor contracts). Our locations serve both urban and rural markets, resulting in both national scale and local presence, which is not easily replicated by smaller providers. Our national distribution footprint is a strategic advantage that drives volume, promotes operational excellence and agility and enhances our financial performance. Our platform enables us to be a preferred partner for providers, Payors, patients and suppliers, all of whom depend on our robust distribution network for high-quality, reliable service, which ultimately drives volume. With regards to our operational excellence and agility, our scale and sophistication is an advantage compared to smaller providers as we can promulgate consistent best practices across diverse geographic locations, optimize our inventory and delivery fleet across our scaled distribution network and deploy more proactive processes and investments to enhance our operational infrastructure. In addition, as a result of our critical mass, we believe we have opportunities to further increase profitability in markets where we currently have a relatively low market share, which we believe provides us with significant additional near-term growth opportunities, particularly in large major metropolitan markets. Finally, our scale allows us to secure a broader coverage of Payor contracts on favorable terms, and to service a more comprehensive network of Payor and referral sources.
Culture of Disciplined and Profitable Growth.   The current leadership team has led a long-term, carefully implemented profit-focused change to our culture over the past several years. Prior to this long-term initiative to create a culture of disciplined and profitable growth, we had prioritized high growth at all costs, as opposed to a disciplined and sustainable, profitable growth. As part of the current leadership’s long-term, successful strategy to change our culture, we focused on driving high organic, profitable growth by focusing on high-growth segments such as respiratory and wound products and services and significantly rationalizing SKUs to lower product costs and promote distribution efficiencies. We also exited unprofitable areas by discontinuing certain products and services and in certain geographies and patient categories. In addition, we reassessed relationships with certain referral sources and also significantly reduced costs and personnel associated with pursuing such less profitable areas. As a result, we believe we are able to compete more effectively by focusing on selected profitable growth areas by achieving and maintaining a differentiated and a low cost position. To further drive long-term sustainability, we made substantial investments in operational improvements by streamlining processes, creating a philosophy focused on profitability and efficiency and by aligning incentives with Company goals. For example, we better aligned our bonus and compensation structure and implemented a quota system where sales quotas rise periodically and more profitable growth is prioritized. In addition, in 2016, we launched an acquisition program focused on strategic, accretive acquisitions in both new and existing geographies and product areas.
Proprietary Information Technology and Automation Capabilities.   Our proprietary technology platform has led to lower costs and has increased collections. Since 2013, we have invested approximately $74 million in improving our customized, proprietary information technology platform. We have automated key aspects of our core operations, including e-prescribing, insurance verification, patient intake, patient set up, education, billing and collection. We accept orders through leading e-prescribing platforms such as Parachute Health, Go Scripts, Allscripts, NaviHealth, DME Hub, as well as fax and telephone. We have also enhanced our insurance verification process, put in place technology-assisted protocols to accurately choose insurance carriers and capture insurance card images, document serial numbers of specific products and services rendered and enhanced our identification and collection of co-payments and deductible amounts prior to the time of intake. Our proprietary eIntake system also assists users in ensuring that Payors’ prior authorization and medical necessity criteria have been met prior to delivery. To automate patient set up, we use a paperless mobility system to electronically route our delivery personnel as well as capture patient signatures on required paperwork and accurately process the method of payment. Our paperless system also allows us to maintain consistency in educating our patients on proper use and cleaning of equipment through videos accessible on their electronic devices. Once delivery is complete, documents are uploaded to

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
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the patient’s electronic medical record, which the patients can access through our online patient portal. Deliveries can also be confirmed in our system within minutes, significantly reducing the time from delivery to receipt of payment.
Streamlined End-to-End Processes and Operational Rigor.   Intake, delivery, billing and collections and asset management are key phases of our operational processes, where we have a strong cultural emphasis on ensuring robust process design and strict process controls to maximize efficiency and collections. As an example of proactive asset management, we focus on timely retrieval of non-billing assets and invoicing patients for any lost, damaged or stolen assets. This proactive approach to documentation and administration is representative of our operational rigor wherein we heavily streamline the administration of, and payment for, our products and services. These practices lead to decreased denied claims, collection times and other costs, all of which allows us to optimize our capital expenditures and increase cash flow.
HME Partner of Choice.   We sit at the nexus of referring providers, Payors, patients, and suppliers—all of whom share the goal of keeping patients as healthy as possible in the comfort of their homes. We believe this position allows us to deliver significant value to all stakeholders involved in a patient’s care plan.
Referral Sources / Healthcare Facilities.   We believe that referral sources refer patients to us in part because of our scale, scope and our reputation for delivering consistent, quality service. We cultivate relationships with thousands of local referral sources, including hospitals, outpatient facilities, physicians and sleep centers, and we differentiate our service from many of our competitors by having both the necessary personnel and equipment onsite at many healthcare facilities. We have established agreements with many referral sources that designate us as the provider of choice, including PPAs with hospital and outpatient facilities for respiratory treatment and PSAs with sleep labs.
Payors.   We enjoy deep and long-standing relationships with major Payors, including government, national and regional insurers and MCOs, many of whom we have contracted with for over 15 years. Payors and other referral sources highly value our ability to reliably provide access to home healthcare and prevent unnecessary or preventable in-patient stays. Historically, access to home healthcare has experienced periodic disruptions when patients lost access to necessary products and services as a result of many of our competitors exiting the industry and closing their operations. As such, Payors have become highly selective in choosing their list of approved HME providers with preference given to providers like us that have both the scale and scope to deliver consistent, high-quality products and services to patients. This has led to substantial increases in our revenue. Finally, we are proud to be one of the largest providers of home oxygen therapy to VA patients. We have deep knowledge of the VA contracting process and have leveraged this knowledge into extending existing contracts and adding new products and services.
Patients.   Patients value consistent, high-quality and effective treatment that is easily accessible from the comfort of their home with minimal disruptions and administrative hassles. As part of our proprietary technology platform, we have prioritized patient-centric solutions, which includes our patient portal, mobile application and ShopRotech website that facilitates user-friendly patient interaction, online equipment ordering, equipment delivery and payment. We also utilize pre-loaded tablets during delivery and servicing to ensure consistent high-quality patient experience with clear payment terms and efficient execution.
Suppliers and Manufacturers.   Suppliers and manufacturers rely on our national distribution footprint and leading scale to enhance access and demand for their products and services. In particular, our platform allows suppliers and manufacturers to reach vulnerable patients and patients with chronic conditions that are located in geographic areas where such parties do not have a presence. In addition to expanding their geographic reach, suppliers and manufacturers benefit from our clinical expertise in setting up, deploying and educating patients on how to use and maintain their products and supplies.
Leadership with Proven, Successful Track Record and Deep Industry Experience.   We believe our leadership team’s long industry tenure, deep industry knowledge and strong relationships with our business partners are key competitive advantages. Our strong leadership team has an impressive, proven track record in navigating the complex, fragmented and regulated HME industry—with our current leadership team in place since seven years ago, we have exceeded our internal budget every year. Timothy C. Pigg, our Chief Executive Officer, is a pharmacist by trade and has 38 years of experience in the HME industry, starting a

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

DME business in 1983 which was sold to Rotech in 1996. Robin Menchen, our Chief Operating Officer, is a nurse by trade, a veteran of the U.S. military, and has 27 years of experience in the HME industry with 20 years of experience as head of compliance. In addition to the Chief Executive Officer and Chief Operating Officer, we are led by a team of talented industry veterans, comprising of individuals with long tenures at Rotech and deep knowledge of our history and operations, as well as individuals who joined us more recently and that bring fresh perspectives, insights and best practices developed through experience in other industries. With an average of over 20 years of industry experience and over 78 years at Rotech, our senior leadership team has broad experience in the healthcare industry, including managed care, group purchasing organizations, manufacturing, supply chain, procurement, home healthcare, acute care, skilled nursing and long-term care pharmacy.
Our Growth Strategy
Our goal is to be the leader in the HME industry with market-leading growth. We believe the following strategies are primarily responsible for our growth to date and will continue to drive growth of our business.
Continue to drive market-leading organic growth.   We believe the products and services we offer in our core product lines—oxygen, ventilators, sleep therapy and wound care—will enable us to grow in such markets and expand into new adjacent areas. We operate in attractive, growth-oriented markets with long term positive demand trends, such as an aging population, the rising prevalence of chronic health issues such as COPD, diabetes and obesity, and a shift towards home healthcare. The broader U.S. markets for respiratory therapy, OSA therapy, and wound care products align with our oxygen, ventilators, sleep therapy and wound care product lines, which represent over 90% of our revenue for the year ended December 31, 2020. According to industry reports, in 2019, the global markets for homecare oxygen concentrators, homecare ventilators, CPAP devices and wound care products and supplies and are projected to grow at CAGRs of approximately 15.2%, 7.3%, 5.9%, and 5.4%, respectively, from 2019 to 2024. Beyond those markets, we regularly evaluate new opportunities to expand in adjacent high growth, asset-light markets such as diabetes that have highly prevalent, chronically ill patients. Overall, Rotech believes the level of care in the markets we serve is generally underpenetrated. Through our efforts to educate patients, providers and Payors, we believe we are increasing the size of our addressable markets and driving adoption by increasing awareness and expanding access to care for new patients. With a scalable platform, long-standing relationships with referral sources as well as national and regional insurers and MCOs, and a proven ability to execute, we believe we have a significant opportunity to continue to drive marketing-leading organic growth through our current operations.
Continue and Accelerate our Growth Through Strategic Acquisitions.   We intend to enhance our organic growth with a strategic, disciplined acquisitions strategy. The HME market in which we operate is highly fragmented with an estimated 9,300 providers, most of which lack our scale, distribution footprint and technology infrastructure. When we began our acquisitions strategy in 2016, our focus was on asset acquisitions in our existing markets at highly attractive valuations. We sought acquisitions that we could continue to service with minimal incremental cost to our existing infrastructure. Since 2016, we have completed over 60 accretive asset purchases. We have since broadened our focus to include companies that enable our expansion into new product lines and services. Since the beginning of 2020, we completed four larger stock purchase acquisitions, which allowed us to enter the wound care products market and add strategic locations to our distribution network. With our strong track record of successful strategic acquisitions, an extensive acquisitions team and a robust proprietary technology platform in place, we intend to accelerate our inorganic growth by taking advantage of the fragmented HME market and targeting larger acquisitions within both our existing and new geographic markets and product categories.
Drive Profitable Market Share Gains.   We believe we will continue to gain market share from competitors through various strategies we have implemented. From 2013 to 2020, the number of providers dropped from approximately 12,900 to 9,300. As competitors without our scale, distribution footprint and technology infrastructure or ability to compete increasingly exited our industry, our new patient volumes increased through Payor and provider referral sources. To drive market share gains, we will continue to deploy a number of strategies to capture opportunities as competitors exit the market:
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Augmenting our sales team with individuals that have strong referral source relationships;

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
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Increasing the number of preferred provider agreements;

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Increasing the number of preferred relationships with Payors;

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Refining major market strategies to continue to penetrate large metropolitan markets;

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Continuing to create annual growth plans for each of our over 300 locations, by products and services; and

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Maintaining compensation, bonus and incentive structures to be focused on profitable growth.

We believe that these strategies, combined with our operating rigor and focus on execution, have allowed us to grow at a highly attractive organic growth rate and will continue to drive our strong growth.
Continue to Expand Our Product and Service Offerings.   We have an efficient, proven, and scalable home healthcare delivery platform to which new products and services can be added to enhance organic growth. We continue to regularly evaluate and add new product lines and services with high growth rates and attractive margins. Our understanding of our patients’ needs and their comorbidities gives us differentiated insights into how to best grow existing lines of business and offer new solutions. Our expanded offerings are the result of organic initiatives, partnerships and strategic acquisitions. For example, we launched ventilators as a new product category in 2017 (organic initiative), NPWT product line in 2019 by entering into an exclusive distributor agreement with Smith and Nephew (partnership), and wound care products and supplies business with the acquisition of Halo Wound Solutions in July 2020 (acquisition). We believe our experience in expanding products and service offerings will position us to grow in new areas and add new patient categories going forward such as diabetes care, ventilators for ALS (Lou Gehrig’s disease) and pediatric patients and other HME solutions.
Benefit from and facilitate value-based healthcare paradigm shift.   The shift to value-based care and payment systems are increasing the pressure on providers to transition patients out of in-patient settings faster, prevent readmissions and monitor patient care in the home and deliver optimized treatments. Through our leading home care delivery platform, combined with our ability to deliver streamlined access to patient health information through our proprietary technology, we enable providers to implement outcomes-driven value-based care programs. This allows us to generate early notifications to providers for timely interventions. For example, our COPD Bridge program provides physicians daily reporting that enables early identification and intervention to decrease hospital readmissions amongst patients transitioning from in-patient care to home healthcare settings. As another example, our CPAP-EMT software for OSA utilizes modem-enabled CPAP machines to build records for documentation requirements. As the demand for both value-based care and high-quality home healthcare increases, we believe technology that increases accurate data monitoring and effective interventions will offer additional growth opportunities.
Utilize technology platform to capture cross sell opportunities.   As the level of co-morbidities increases and the overall utilization of home healthcare expands, we are focused on using our technology and data resources to identify opportunities to serve unmet needs of existing patients and address any gaps in care. Our proprietary technology platform combined with differentiated insights into patient information allows us to identify opportunities to cross-sell our products and services, better serve our patients and improve their quality of life. Our data-driven approach helps drive incremental access to care for our patients and drive organic growth.
Service Lines
We offer HME products and services for home healthcare in five core business lines: (1) Oxygen; (2) Ventilators; (3) Sleep Therapy; (4) Wound Care; and (5) DME. Through our offerings, we provide a broad range of HME products and services and provide patients with a variety of clinical and administrative support services and supplies, most of which are prescribed by a physician as part of a care plan. We provide substantial benefits to both patients and Payors by allowing patients to receive necessary care and services in the comfort of their own homes while reducing the cost of treatment at an in-patient facility. According to industry reports, on average, the cost of treatment per patient at an in-patient rehabilitation facility or long-term care hospital is approximately $1,500 per day compared to approximately $50 per day for home healthcare. Our services include:

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

•
providing home delivery, set up and maintenance of medical equipment and supplies;

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reducing burden on patients by conducting eligibility authorization and processing claims to Payors on behalf of patients;

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educating patients and caregivers about health conditions or illnesses and providing instructions about home safety, self-care and proper use of equipment;

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monitoring treatment compliance and intervening to enhance compliance;

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monitoring patients with complex respiratory treatments and individualized treatment plans; and

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reporting patient progress and status to the physician, national and regional insurers and/or MCOs.

The following table sets forth a summary of total revenues by product line, expressed as percentages of total revenues:
	Year Ended December 31,
	2020	2019	2018	2017
Oxygen	39.2%	41.0%	42.8%	45.0%
Ventilators	11.5%	7.5%	3.3%	0.9%
Sleep therapy	36.4%	40.7%	42.8%	42.4%
Wound care	4.2%	0.7%	—	—
DME	6.8%	7.8%	8.7%	9.0%

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

	Year Ended December 31,
	2020	2019	2018	2017
Capitation	1.9%	2.3%	2.4%	2.7%
	100.0%	100.0%	100.0%	100.0%

Oxygen.
We believe that we are one of the largest providers of home oxygen therapies in the United States, which includes the supply of stationary and portable home oxygen equipment. Our key products include oxygen concentrators, portable oxygen concentrators, home fill systems, tanks and oxygen contents. These products are used to treat a variety of conditions, including COPD, emphysema and chronic bronchitis (collectively, the third leading cause of death in the United States). Oxygen concentrators, in particular, are devices that concentrate the oxygen in ambient room air by selectively removing nitrogen to supply a more highly oxygen-enriched gas product to patients who suffer from reduced oxygen saturation often related to COPD and CHF. We have a highly trained workforce of full-time professionals meeting all state, federal and Payor requirements who deliver and set up home oxygen equipment and educate and monitor our patients to drive compliance with their physician prescription. In 2020, we served more than 218,000 oxygen patients receiving approximately a total of 624,000 tank deliveries in aggregate.
Ventilators.
We are a leading provider of non-invasive and invasive ventilators for patients with neuromuscular disease, thoracic restrictive disease and chronic respiratory failure related to COPD. Ventilators provide breathing support to patients with chronic respiratory failure. Non-invasive ventilation (“NIV”) delivers breathing support through a non-invasive method, such as a nasal mask, while invasive ventilators deliver breathing support through a tracheostomy. Ventilators assist patients in the exchange of oxygen and carbon dioxide, provide positive pressure support to assist patients’ own breathing efforts and, when prescribed, can induce mechanical breathing independent of the patient’s effort. The ventilators help fully inflate the lungs, improving blood oxygen levels and reducing carbon dioxide levels. Ventilators can also help enhance the quality of sleep and alleviate symptoms resulting from low levels of oxygen or accumulated carbon dioxide like morning headaches, daytime fatigue and shortness of breath. In 2020, we served more than 7,400 patients on ventilator treatment.
NIV is an effective therapy that can help maintain or improve quality of life, reduce COPD exacerbation frequency, hospital admission rates and length-of-stay, thereby reducing healthcare costs for

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

patients suffering from chronic respiratory failure resulting from COPD exacerbations. Studies have shown that NIV reduces the need for intubation and complications in these patients while increasing survival rates.
We employ a nationwide clinical staff, including home respiratory therapists who perform patient assessments and set ups for highly complex clinical equipment, and provide direct patient care, monitoring and 24-hour support services under physician-directed treatment plans and in accordance with our proprietary program.
Sleep Therapy.
We are one of the largest providers of OSA therapy devices, including positive airway pressure (“PAP”) devices, of which CPAP is the most common, and patient support services in the United States. Our key products include CPAP, BiPAP and supplies such as face masks, humidifiers and tubing. CPAP devices provide continuous positive pressure to maintain an open airway during sleep. Obstructive sleep disorders are commonly occurring comorbid conditions with many disease states, including diabetes and obesity. These products are primarily used to treat OSA in the home setting. In 2020, we served more than 334,000 patients on sleep therapy, including new equipment set up as well as resupplies.
In order to drive consistent, uninterrupted care, we have a strong re-supply program focused on driving sales for consumables pertaining to the PAP devices in compliance with Payor guidelines. The sale of supplies for our PAP devices represents an attractive razor-razor blade model that drives strong recurring revenues for this product line. Further, our CPAP-EMT program for OSA utilizes modem-enabled CPAP machines to monitor records for documentation requirements. We employ a nationwide clinical staff, including respiratory therapists who set up PAP devices, provide patient education, monitor compliance and drive therapeutic adherence. In addition, we provide support services under physician-directed treatment plans and in accordance with our proprietary program.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

Wound Care Products and Supplies.
We are one of the largest providers of wound care products and supplies in the United States. Our key products include NPWT equipment and wound care dressings and supplies. NPWT devices provide and distribute negative pressure evenly across a wound bed either through a foam or gauze dressing to stimulate blood flow and healing. These products are used to treat chronic wounds caused by skin breakdown and poor circulation, and open wounds from surgical procedures. Chronic wounds are commonly occurring comorbid conditions with many disease states, including diabetes and obesity.
We provide NPWT pumps, supplies and dressings needed for patients’ individualized treatment. The most common types of wounds treated with NPWT are pressure ulcers, diabetic ulcers, post-surgical wounds, burns or other wounds developed as a result of traumatic injury. Our strength is enhanced by our exclusive distributor agreement with Smith and Nephew, a proven leading manufacturer of state-of-the-art NPWT pumps and wound care dressings and products. In order to facilitate a streamlined care transition, we leverage our leading technology platform to obtain insurance approval along with our national distribution network to deliver the initial kit either before the patient is transitioned from the hospital or shortly after they return home. We leverage our centralized distribution facility to provide supplies to the patient to ensure continued treatment as prescribed by their physician. After NPWT is discontinued, we are able to provide patients with the wound care dressings and supplies they need to fully heal their wounds through our Halo Wound Care Solutions division. We also provide wound care dressing and supplies to patients being treated by outpatient wound care clinics across the United States. In 2020, we served more than 11,200 patients with wound care needs.
Durable Medical Equipment.
We supply a wide range of DME products and supplies to help improve the quality of life for patients with home healthcare needs. Our products include walkers, wheelchairs, hospital beds and other mobility aids. Our integrated service approach allows patients, hospital and physician referral sources and MCOs accessing any of our service offerings to also access necessary DME products and services through a

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

single source. In addition, patients are able to directly obtain non-prescription DME products and supplies through our ShopRotech website. In 2020, we served more than 65,000 patients on DME products and supplies.
Patients and Payors
Patients and Payors rely on the HME products and consistent, high-quality services that we provide in managing patients with chronic as well as acute conditions.
Patients.   We serve chronic as well as acute patients across a wide area of medical conditions by providing medical equipment and supplies across the following product categories: oxygen, ventilators, sleep therapy, wound care and DME. The majority of our patients have chronic conditions with multiple comorbidities that require HME products and supplies over an extended period of time. For example, for home oxygen, ventilators, and sleep therapy equipment, we provide continued equipment servicing and supplies often over multiple years. A minority of our patients have acute conditions that require short-term equipment and/or supplies usage. For example, the length of care for wounds is typically longer than one month and often extends for multiple months. We bill and collect copayments and deductibles from our patients as well as from Payors on behalf of the patients. Starting at the patient’s initial admission and extending through the length of service, we collect the necessary paperwork and information needed for reimbursement from the Payor.
Commercial Payors.   National and regional insurers and MCOs, and third parties that administer on their behalf, continue to represent a significant portion of our business and we have long-standing relationships with most of our commercial Payors. For the year ended December 31, 2020, approximately 48.0% of our revenue was from commercial Payors (which includes all Payors, including Medicare advantage and other non-government Payors) and 7.0% from individual patients. Most of our commercial Payor contracts have two- to five-year terms with automatic extensions unless terminated. Most of our commercial Payor contracts are based on price—we generally do not have contracted volume. We believe that our long-term relationships with national and regional insurers and MCOs provide considerable stability to our business. We have more than 1,750 agreements in place with various commercial Payors, from large national to regional and local Payors.
Medicare.   For the year ended December 31, 2020, approximately 26.7% of our revenue was from servicing patients with traditional Medicare coverage. The latest round of the CBP, which began on January 1, 2021, was originally expected to include a number of products in our product lines. However, CMS announced on October 27, 2020 that only two out of the original 16 product categories will be included in Round 2021 of the DMEPOS CBP. Accordingly, none of our products will be subject to the DMEPOS CBP for the three-year period in which Round 2021 is in effect, and we are not restricted from supplying our products in any regions of the country during this period. For the year ended December 31, 2020, approximately 8% of our revenue were comprised of products or services that were subject to the CBP.
Veterans Administration.   We have serviced VA contracts in multiple VISNs (“Veterans Integrated Service Networks”) across the United States for over 20 years and is the largest supplier of home oxygen to

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

veterans in the United States. For the year ended December 31, 2020, approximately 12.4% of our revenue was from servicing VA patients through our home oxygen contracts with six VISNs and a DME contract with one VISN. Contracts with the VA that generated approximately 12.4% of our revenue in 2020 will expire in 2021 unless further extended. See “Risk Factors — Risks Related to Our Business and Operations — Material contracts with the VA may not be extended or re-awarded to us as they expire, which could cause a material negative impact to our revenue and profitability; six of our seven VA contracts have a current expiration date during 2021 and, if such VA contracts are not extended by the end of 2021, in part due to a 2016 U.S. Supreme Court decision favoring veteran-owned small businesses, we will lose substantially all of our VA revenue over the next one to three years.”
Sales and Marketing
Our sales and marketing strategy is multifaceted and deeply imbedded across all functions of the organization. We have a sales-oriented culture and we strive to make all employees drive growth by aligning incentives appropriately. We recruit sales representatives who have substantial industry knowledge and referral relationships. We provide our sales professionals with the necessary clinical and technical training to represent our product and service offerings.
We deploy a bespoke approach to sales and marketing and employ a dedicated team of sales and marketing professionals focused on managed care and referral relationships to drive our sales and marketing strategies. Our sales and marketing team is comprised of account executives, hospital liaisons, business development professionals and dedicated managed care professionals. Since 2016, we have grown our sales personnel approximately 27% to 322 professionals.
Sales Strategies.    We have multiple sales strategies to drive growth by geographic market, sales channel and product lines. These strategies include:
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Major market strategies to build market share in large metropolitan markets;

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Hospital strategies to further penetrate existing relationships as well as secure new health system and hospital relationships;

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Individual growth plans for each account executive and location manager with defined target accounts and product growth plans;

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Unique sales commission program for each account executive;

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Identifying opportunities to close gaps in care by leveraging our technology platform; and

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Continue to identify opportunities to add sales personnel as needed.

Marketing Initiatives.   We have developed and implemented numerous marketing initiatives to enhance the awareness of our HME product and service offerings, including:
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Comprehensive, patient-centric clinical and treatment management programs designed to help improve patients’ quality of life and clinical outcomes and to reduce costs for providers and Payors, including our COPD Bridge, NIV Now and CPAP EMT programs;

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Cross-marketing of different product lines to existing patient base;

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Continued education of Payors and referral sources on our high level of patient compliance and satisfaction, attractive economics, and the benefits of contracting with Rotech as a multiservice, national provider with both an urban and rural presence; and

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Continued investments in technology to drive marketing efforts, including our proprietary technology platform that includes our revamped corporate website, patient portal and patient app, search engine optimization and social media advertising to drive patient volumes.

Competition
The HME market in which we operate is highly fragmented and highly competitive with approximately 9,300 providers. In each of our product lines, there are a limited number of national competitors, including AdaptHealth, Apria and Lincare Holdings, as well as numerous regional and local

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

competitors. Furthermore, other types of healthcare providers, including industrial gas manufacturers, home healthcare agencies and health maintenance organizations, have entered and may continue to enter the market to compete with our various product and service lines. The competitive environment further increases the importance of establishing relationships with new referral sources and maintaining long-standing relationships with existing referral sources that refer patients to us, including hospitals, outpatient facilities, physicians and sleep centers, and utilizing our PPAs and PSAs. The competitive factors most important in the referral process are: being in network, breadth of product offerings, ease of doing business, technology enabled connectivity, quality of service and relationships and reputation with referral sources. We differentiate our service from many of our competitors by having both the necessary personnel and equipment onsite at many healthcare facilities.
Government Regulation
We are subject to extensive government regulation, including numerous federal, state and local laws directed at regulating reimbursement of our products and services under various government programs and preventing fraud and abuse. We maintain certain safeguards intended to reduce the likelihood that we or our employees will engage in conduct or enter into arrangements in violation of these restrictions. Legal department personnel review and approve written contracts, such as agreements with physicians, subject to these laws. We also maintain various educational and audit programs designed to keep our managers and employees updated and informed regarding developments on these topics and to reinforce to employees our policy of strict compliance in this area. Notwithstanding these measures, violations of these laws and regulations may still occur, which could subject us to civil and criminal enforcement actions, licensure revocation, suspension, or non-renewal, severe fines and penalties, the repayment of amounts previously paid to us and even the termination of our ability to provide products and services under certain government programs such as Medicare and Medicaid. See “Risk Factors—Risks Related to Government Regulation and Litigation—Reductions in Medicare, Medicaid and commercial Payor reimbursement rates could have a material adverse effect on our business, results of operations, financial condition and prospects.”
Medicare and Medicaid Revenues.   For the year ended December 31, 2020, approximately 26.7% and 4.5% of our revenues were generated by the Medicare and state Medicaid programs, respectively. The majority of our revenues are derived from rental income on equipment rented and related services provided to patients, and the sales of equipment, supplies, pharmaceuticals and other items we sell to patients for patient care under fee-for-service arrangements.
Medicare Reimbursement.   There are a number of historic and ongoing legislative and regulatory activities in Congress and at CMS that affect or may affect Medicare reimbursement policies for products and services we provide. Specifically, a number of important legislative changes that affect our business were included in the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “MMA”), the Deficit Reduction Act of 2005 (the “DRA”) and the Medicare Improvements for Patients & Providers Act of 2008 (the “MIPPA”). The MMA, DRA and MIPPA and their implementing regulations and guidelines contain numerous provisions that were significant to us when enacted and continue to have an impact on our operations today. In addition, more recent legislative changes that will have an ongoing effect on our business were included in the ACA, the Medicare Access and CHIP Reauthorization Act of 2015 (the “MACRA”), the 21st Century Cures Act and the Bipartisan Budget Act of 2018 (the “BBA”).
DMEPOS Competitive Bidding.   A significant regulatory activity affecting Medicare reimbursement is the DMEPOS CBP, which was mandated by Congress through the MMA. The DMEPOS CBP impacts the Medicare reimbursement amounts for suppliers of certain DMEPOS items, and in the past, included some DMEPOS items that we provide to our patients.
The first round of the DMEPOS CBP was implemented briefly in 2008, but temporarily delayed and revised through the MIPPA. Subsequently, round one rebid contracts were fully implemented in January 1, 2011 in nine CBAs for nine product categories. CMS is required by law to recompete contracts under the DMEPOS CBP at least once every three years. Accordingly, the round one rebid contracts went through two re-competition processes since the original contract period started in 2011, for contract periods running from January 1, 2014 through December 31, 2016 (in nine CBAs for six product categories) and from January 1, 2017 through December 31, 2018 (in 13 CBAs for eight product categories). CMS implemented round two of the DMEPOS CBP on July 1, 2013 in 91 CBAs for eight product categories.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

Round two contracts went through one re-competition process, for contract periods running from July 1, 2016 through December 31, 2018 (in 117 CBAs for seven product categories). Cumulatively, in round one, round two, round one recompete, round two recompete and round one 2017, we were offered contracts for a substantial majority of the CBAs and product categories for which we submitted bids for oxygen, CPAP and NPWT.
In general, when a DMEPOS CBP competition round becomes effective in a CBA, beneficiaries under the Medicare fee-for-service program must obtain competitively-bid DMEPOS items from a contract supplier. However, suppliers who are not awarded contracts through a DMEPOS CBP competition round, but who are furnishing competitively-bid DMEPOS items at the time a DMEPOS CBP competition round begins, may continue furnishing certain items to beneficiaries if the supplier chooses to become a “grandfathered” supplier. The decision to become a grandfathered supplier applies to all items within a DMEPOS CBP product category that the supplier furnished prior to implementation of the DMEPOS CBP competition round. There are specific payment and policy requirements for grandfathered suppliers under each category of DMEPOS (e.g., capped rental, inexpensive and routinely purchased, oxygen and oxygen equipment), as well as specific beneficiary transition rules that a non-contract supplier must comply with, depending on whether the non-contract supplier chooses to be a grandfathered supplier or not.
In January 2017, CMS announced plans to consolidate all rounds and areas of the DMEPOS CBP into a single round of competition that would go into effect on January 1, 2019 in 141 CBAs for 11 product categories. However, CMS subsequently rescinded the originally published guidance. The then-existing DMEPOS CBP round one and round two contracts expired on December 31, 2018. In March 2019, CMS announced that it would consolidate all rounds and areas of the DMEPOS CBP into a single round of competition that would not go into effect until January 1, 2021 (“Round 2021”). As a result, there was a temporary gap in the DMEPOS CBP. Since January 1, 2019, any Medicare-enrolled DMEPOS supplier has been able to furnish DMEPOS products and services in all areas of the United States.
Round 2021 contracts were scheduled to become effective on January 1, 2021, and to extend through December 31, 2023. The bid window for Round 2021 closed on September 18, 2019. For each CBA included in Round 2021, providers submitted bids in September 2019 to CMS offering to supply certain covered items of DME in the CBA at certain prices. A number of products in our product lines originally were included on the list of products subject to Round 2021, including oxygen and oxygen equipment, CPAP devices and respiratory assist devices (“RADs”), nebulizers and NPWT pumps. Although NIVs were originally included in the list of products subject to Round 2021, on April 9, 2020, CMS announced that the NIV product category has been removed from Round 2021 due to the COVID-19 pandemic. By removing NIVs from Round 2021, any Medicare-enrolled DMEPOS supplier can furnish any of the types of ventilators covered under the Medicare program. On October 27, 2020, CMS announced further revisions to Round 2021 of the DMEPOS CBP. Namely, only two out of the original 16 product categories, Off-The-Shelf (“OTS”) back braces and OTS knee braces, are included in Round 2021 of the DMEPOS CBP. All other product categories were removed from Round 2021. Accordingly, there are no longer any products in our product lines included on the list of products subject to Round 2021 of the DMEPOS CBP.
Competitive bidding contracts are expected to be re-bid at least every three years. Although none of our products are subject to Round 2021 of the DMEPOS CBP, we cannot guarantee that our products will be excluded from any subsequent rounds of the DMEPOS CBP. Further, the competitive bidding process has historically put downward pressure on the amount we are reimbursed in the markets in which we operate, as well as in areas that are not subject to the DMEPOS CBP. The rates required to win future competitive bids could continue to depress reimbursement rates, although CMS’ decision to not award contracts in 14 of the 16 product categories in Round 2021 was due to an increase in what would have been the contracted rates. For example, the oxygen concentrator single payment amount (“SPA”) would have increased 67% on average across all CBAs. While we cannot predict the outcome of the DMEPOS CBP on our business in the future nor the Medicare payment rates that will be in effect in future years for the items subjected to competitive bidding, the program may materially adversely affect our financial condition and results of operations.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

Medicare Competitive Bid Price History for Oxygen Rental ($ Per Month)

U.S. Centers for Medicare & Medicaid Services Durable Medical Equipment, Prosthetics/ Orthotics, and Supplies Fee Schedule; Competitive Bidding Implementation Contractor Single Payment Amounts Fee Schedule.
Medicare Fee Schedule for DMEPOS and CPI Adjustments.   DMEPOS items that are not subject to the CBP are paid for under the Medicare DMEPOS fee schedule. The fee schedule amounts are calculated on a statewide basis. Further, the fee schedule amounts are updated annually by the percentage increase in the consumer price index for all urban consumers (“CPI-U”) and adjusted by the change in economy-wide productivity that is equal to the 10-year moving average of changes in the annual economy-wide private non-farm business Multi-Factor Productivity (“MFP”). For 2021, the CPI-U percentage increase is 1.6% and the MFP adjustment is 0.7%, resulting in a net increase of 0.9% for the update factor that is applied to the DMEPOS fee schedule amounts. For 2021, the CPI-U percentage increase is 0.6% and the MFP adjustment is 0.4%, resulting in a net increase of 0.2% for the update factor that is applied to the DMEPOS fee schedule amounts.
Effective January 1, 2016, DMEPOS items were subject to CBP but furnished in all non-CBAs and experienced reductions in the Medicare DMEPOS fee schedule. The fee schedules for those items in the non-CBAs were adjusted based on regional averages of the SPAs that apply to the DMEPOS CBP (referred to as the “Adjusted Fee Schedule”). The Adjusted Fee Schedule using information from the DMEPO CBP are not subject to the annual CPI-U adjustments discussed above, but are updated when information from the DMEPOS CBP is updated.
However, the 21st Century Cures Act, enacted in December 2016, included a provision to roll back the full application of the Adjusted Fee Schedule amount to the non-CBAs that was effective from July 1, 2016 through December 31, 2016. Effective from January 1, 2017, non-CBA rates were set at 100% of the Adjusted Fee Schedule amount, based on the regional competitive bidding rates. In May 2018, CMS issued an interim final rule that resumed the transition period for phasing in adjustments to the Adjusted Fee Schedule amount in rural areas and non-contiguous areas (Alaska, Hawaii and United States territories) not subject to the DMEPOS CBP from June 1, 2018 through December 31, 2018. For this 7-month time period, DMEPOS items furnished in rural and non-contiguous areas were paid for based on a blended rate of 50% of the non-Adjusted Fee Schedule amount and 50% of the Adjusted Fee Schedule amount. Other non-CBAs (those that are not defined as rural or non-contiguous) were not impacted by this interim final rule and DMEPOS items furnished in these areas were paid at 100% of the Adjusted Fee Schedule amount.
During the temporary gap in the DMEPOS CBP, from January 1, 2019 through December 31, 2020, CMS established separate fee schedule adjustment methodologies for three geographic areas: (1) other non-CBAs (those that are not defined as rural or noncontiguous), (2) rural/non-contiguous areas, and (3) former CBAs. For other non-CBAs, the payment amounts for DMEPOS items were based on 100% of the Adjusted Fee Schedule amount. Because the SPAs generated from the DMEPOS CBP competitions

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
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expired on January 1, 2019, the Adjusted Fee Schedule amount was increased by the percentage change in the CPI-U (1.6%) on January 1, 2020, and was increased again by 0.6% on January 1, 2021. For rural/non-contiguous areas, the payment amounts for DMEPOS items were based on a blended rate of 50% of the non-Adjusted Fee Schedule amount and 50% of the Adjusted Fee Schedule amount. The Adjusted Fee Schedule amount of the blended rate also was increased by the percentage change in the CPI-U (1.6%) on January 1, 2020, and was increased again by 0.6% on January 1, 2021. For former CBAs, the payment amount for DMEPOS items are based on the lower of the supplier’s charge for the item or fee schedule amounts that are based on the SPAs that were in effect in the CBA before the CBP contract ended, increased by the projected percentage change in the CPI-U. Accordingly, for 2019, the fee schedule amounts were based on the SPAs in effect on December 31, 2018 for each specific CBA, increased by 2.5% (the projected percentage change in the CPI-U for the 12-month period ending January 1, 2019), and for 2020, the fee schedule amounts increased by 2.4% (the projected percentage change in the CPI-U for the 12-month period ending January 1, 2020). For 2021, the fee schedule amounts were increased by 0.6% (the projected percentage change in the CPI-U for the 12-month period ending January 1, 2021).
The Coronavirus Aid, Relief, and Economic Security Act (the “CARES” Act) introduced a new blended rate for DMEPOS items furnished in other non-CBAs (those that are not defined as rural or non-contiguous) that is based on 25% of the non-Adjusted Fee Schedule amount and 75% of the Adjusted Fee Schedule amount, effective March 6, 2020 through the end of the COVID-19 pandemic. For rural and non-contiguous areas, the payment amount for DMEPOS items will continue to be based on a blended rate of 50% of the non-Adjusted Fee Schedule amount and 50% of the Adjusted Fee Schedule amount until December 31, 2020 or the end of the COVID-19 pandemic, whichever is later.
On November 4, 2020, CMS issued a proposed rule establishing the methodologies for adjusting the fee schedule payment amounts for such DMEPOS items furnished in non-CBAs on or after April 1, 2021 or the date immediately following the duration of the public health emergency period (which has recently been extended through April 20, 2021), whichever is later. CMS proposes to pay 100% of the Adjusted Fee Schedule amount in other non-CBAs. Under the proposal, CMS would continue paying suppliers higher rates (e.g., at the 50/50 blended rate) for furnishing such DMEPOS items in rural and non-contiguous areas as compared to in other non-CBAs, informed by stakeholder input indicating higher costs in these areas, greater travel distances and costs in certain non-CBAs compared to CBAs, the unique logistical challenges and costs of furnishing items to beneficiaries in the non-contiguous areas, significantly lower volume of items furnished in these areas versus CBAs, and concerns about financial incentives for suppliers in surrounding urban areas to continue including outlying rural areas in their service areas. For such DMEPOS items that originally were included in Round 2021 but for which contracts were not awarded, CMS is considering whether to simply extend application of the current fee schedule adjustment rules for non-CBAs, CBAs, and former CBAs until new SPAs are calculated for the items once competitive bidding of the items in a future round of the DMEPOS CBP. We believe that this proposal does not include NIVs, since they were not included in previous rounds of the DMEPOS CBP and therefore would continue to be paid based on the Medicare DMEPOS fee schedule. CMS will finalize its position on these considerations in its publication of the final rule, the timeline of which CMS announced on April 26, 2021 would be extended to May 11, 2022 (from the original publication date of May 11, 2021).
We furnish DMEPOS items in both rural and non-contiguous areas, as well as other non-CBAs. While some relief has been provided for rural and non-contiguous areas and, recently, but only on a temporary basis, to other non-CBAs through the CARES Act, the overall impact has been a reduction in payments for DMEPOS items in these areas that reflect competitively-bid prices. See “Risk Factors—Risks Related to Government Regulation and Litigation—Reductions in Medicare, Medicaid and commercial Payor reimbursement rates could have a material adverse effect on our business, results of operations, financial condition and prospects.”
Reimbursement for Capped Rentals and Oxygen Equipment.   Medicare covers certain DMEPOS items, including CPAP and RAD under its category for “capped rentals.” In general, items in this category are rented to Medicare beneficiaries, and Medicare payment is based on a monthly rental payment that covers the cost of the base device and any necessary maintenance and service of the device. DMEPOS suppliers may bill Medicare separately for any related accessories (e.g., masks, filters, humidifiers) that are used with the capped rental device. The rental period for these items is limited to 13 months of continuous use, after

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which time the Medicare monthly payment for the base equipment ceases and the Medicare beneficiary takes ownership of the device. After the capped rental period ends, Medicare continues to pay for replacement of the accessories that are used with the beneficiary-owned device. At the end of the five-year useful life of the equipment, the beneficiary may obtain replacement equipment and, if he or she can be requalified for the Medicare benefit, a new maximum 13-month payment and five-year useful life cycle would begin.
Medicare reimbursement for oxygen and oxygen equipment is limited to a maximum of 36 months within a 60-month service period. The supplier that billed Medicare for the 36th month of service continues to be responsible for the beneficiary’s oxygen therapy needs for months 37 through 60, and generally there is no additional reimbursement for oxygen-generating portable equipment for these later months. CMS does not separately reimburse DMEPOS suppliers for any oxygen tubing, cannulas and supplies that may be required for the beneficiary. The DMEPOS supplier is required to keep the equipment provided in working order and in some cases, CMS will provide reimbursement for repair costs. At the end of the five-year useful life of the equipment, the beneficiary may obtain replacement equipment and, if he or she can be requalified for the Medicare benefit, a new maximum 36-month payment cycle would begin for the next 60 months of service. Unlike capped rental items, the oxygen equipment always remains the property of the DMEPOS supplier. For 2019, CMS added a new oxygen payment class and set the rental payment for portable liquid oxygen equivalent to the rental payment made for portable concentrators and transfilling equipment. CMS also added a new payment class for high-flow portable liquid oxygen contents when a patient’s prescribed flow rate exceeds four liters per minute. This new high-flow oxygen content class allows for the continuation of high-flow oxygen volume adjustment payments beyond the initial 36 months of continuous use. CMS implemented these changes in a budget neutral manner.
Reimbursement for Non-Invasive Pressure Support Ventilators.   For patients experiencing chronic respiratory failure, we offer NIV treatment where the beneficiary meets coverage criteria. Medicare pays for NIV treatment under the DME benefit category for items requiring frequent and substantial servicing, and payments may continue until treatment is no longer medically necessary (rather than being capped after a certain period of time). CMS and its contractors have expressed concerns about the recent substantial increase in Medicare billing for non-invasive pressure support ventilators. As described by HHS-OIG in a September 2016 data brief, ventilator technology has evolved so that it is possible for a single device to treat numerous respiratory conditions by operating in several different modes. According to HHS-OIG, this creates an opportunity for abuse if DMEPOS suppliers were to bill Medicare for the device as if it were being used as a ventilator, when use of a lower cost device (e.g., CPAP, RAD) is indicated based on the beneficiary’s medical condition. HHS-OIG’s data brief examined the results of prepayment reviews conducted by two of the DME MACs that resulted in the denial of more than 90% of claims for NIVs. The primary reason cited for many of these denials was insufficient clinical documentation. Following the release of HHS-OIG’s 2016 data brief, in which HHS-OIG recommended that CMS monitor providers with the largest market shares of ventilator beneficiaries, CMS consolidated billing codes for ventilators effective January 1, 2016 and decreased the reimbursement amount for non-invasive pressure support ventilators. On July 22, 2020, CMS conducted a virtual Medicare Evidence Development & Coverage Advisory Committee (“MEDCAC”) meeting to review the evidence specific to the home use of noninvasive positive pressure ventilation by patients with chronic respiratory failure consequent to COPD. Devices to be considered are home mechanical ventilators and CPAP and BPAP devices. Following the MEDCAC panel, an informal Technical Expert Panel (“TEP”) led by the American College of Chest Physicians (“CHEST”) with representatives from the American Association for Respiratory Care (“AARC”), the American Thoracic Society (“ATS”), and the American Academy of Sleep Medicine (“AASM”) was convened to develop recommendations to inform CMS coverage policy regarding the use of home NIV devices for patients in five diagnostic categories. The five categories include: (1) Bilevel transition from CPAP when therapeutic benefit was not achieved; (2) severe COPD; (3) hypoventilation syndrome; (4) thoracic restrictive disorders; and (5) complex/central sleep apnea. A final document with the TEP’s findings will be presented to CMS and submitted for peer-reviewed publication. Together, the efforts of the MEDCAC panel and the TEP are likely to be used by CMS to shape a Medicare national coverage determination (“NCD”) related to the use of home NIV devices in COPD patients in the future.
Claims Auditing and Monitoring and Medical Necessity Documentation Requirements.   As a Medicare provider, we are subject to extensive government regulation, including laws and regulations directed at ascertaining the appropriateness of reimbursement, preventing fraud and abuse, and otherwise

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regulating reimbursement under the Medicare program. The federal government has contracted with private entities to audit and recover revenue resulting from payments made in excess of those permitted by federal and state benefit program rules. These entities include but are not limited to comprehensive error rate testing program contractors that are responsible for measuring improper payments on Medicare fee-for-service claims and Unified Program Integrity Contractors (“UPICs”) that are responsible for the identification of suspected fraud through medical record review.
In order to ensure that Medicare beneficiaries only receive medically necessary items and services, the Medicare program has adopted a number of documentation requirements. Additionally, to ensure compliance with Medicare, the DME MACs conduct pre- and post-payment audits or other types of inquiries, and request patient records and other documentation, to support claims we submit for payment for services and products we render to Medicare beneficiaries. These audits typically involve a complex medical review, by Medicare, or its designated contractors and representatives, of documentation supporting the services and products provided. In connection with a Medicare request for supporting documentation, we are obligated to procure and submit the underlying medical records retained by various clinical providers, medical facilities and prescribers. Obtaining these medical records in connection with a claims audit may be challenging and, in any event, all of these records are subject to further examination, interpretation and dispute by the auditing authority. Under standard Medicare procedures, we are entitled to demonstrate the sufficiency of documentation and the establishment of medical necessity and we have the right to appeal any adverse determinations. If a determination is made that our records or the patients’ medical records are insufficient to meet medical necessity or Medicare coverage or reimbursement requirements for the claims, we could be subject to denials or overpayment demands for claims submitted for Medicare reimbursement. In the rare event that such an audit results in major discrepancies of claims records which lacked medical necessity, Medicare may be entitled to take additional corrective measures, including extrapolation of audit results across a wider population of claims, submission of recoupment demands for claims other than those examined in the audit, or placing the provider on a full pre-payment review.
Face-to-Face Provisions for DMEPOS.   In November 2012, CMS issued a final rule that implemented a provision of the Social Security Act (“SSA”) establishing requirements for a face-to-face encounter and written orders prior to delivery for certain items of DMEPOS. As written, the final rule would have required a physician to document that the physician, or a nurse practitioner, physician assistant, or clinical nurse specialist, had a face-to-face encounter with the beneficiary prior to issuing a written order to the beneficiary for certain DMEPOS items. The MACRA eliminated this face-to-face requirement as originally written, and revised the requirement to be that a physician, nurse practitioner, physician assistant, or clinical nurse specialist must document they have written an order for a DMEPOS item pursuant to a face-to-face encounter with the beneficiary, but that encounter could have occurred anytime within the six months before the order was written for the DMEPOS item.
In response to the COVID-19 pandemic, CMS has exercised enforcement discretion with respect to the clinical conditions and face-to-face encounter requirements established under certain national and local coverage determinations applicable to certain items and supplies, including respiratory treatment (oxygen, CPAP, RADs, nebulizers) and infusion pumps. Accordingly, on an interim basis, requirements related to face-to-face or in-person encounters for evaluations, assessments, certifications or other implied face-to-face services would not apply. This enforcement discretion is temporary, as it is only in effect for the duration of the COVID-19 pandemic, and it is subject to ongoing and evolving interpretation by CMS and the DME MACs. As such, we may be required to modify our policies and procedures to remain in compliance with these CMS requirements.
Prior Authorization Rules for DMEPOS.   In December 2015, CMS issued a final rule to require prior authorization (“PA”) by Medicare for certain DMEPOS items that the agency characterizes as frequently subject to unnecessary utilization. The final rule specifies a master list of DMEPOS items that potentially could be subject to PA and CMS will update this master list annually. The first two DMEPOS items requiring PA are two types of power wheelchairs (single and multiple power options) and in March 2017 the DME MACs began accepting PA requests for these items. The PA final rule did not create any new clinical documentation requirements; instead, the same information necessary to support Medicare payment was required, but simply prior to the DMEPOS item being furnished to the Medicare beneficiary.

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CMS has established a list of DMEPOS items frequently subject to unnecessary utilization. Items on this list could be subject to PA as a condition of Medicare payment. Since 2012, CMS also has maintained a list of categories of DMEPOS items that require face-to-face encounters with practitioners and written orders before the DMEPOS supplier may furnish the items to Medicare beneficiaries. In a final rule published in November 2019, CMS combined these two lists to create a single, unified “master list” that CMS will use to identify DMEPOS items for which face-to-face encounters, written orders prior to delivery, and/or PA will be required. This expanded master list increases the number of DMEPOS items potentially eligible to be subject to prior authorization, face-to-face encounters, and written order prior to delivery requirements as a condition of payment.
While the current list of DMEPOS items requiring PA does not affect any of our products other than support surfaces, CMS may include products from our product lines on the required PA list in future phases of the PA process. If any of our products are ultimately subject to PA, it could reduce the number of our patients qualified to come on service using their Medicare benefits, it could delay the start of those patients’ service while we wait for PA to be received, and/or it could decrease our sales productivity. As a result, this could adversely affect our business, financial condition, results of operations, cash flow, capital resources and liquidity.
Reimbursement Under Medicare Part C (Medicare Advantage).   We maintain contracts to provide HME products and services to a significant number of managed care companies that maintain Medicare Advantage plans nationwide. While Medicare Advantage plans are required to cover all benefits to which beneficiaries are entitled under the Medicare Parts A and B programs, these plans have flexibility to negotiate and set payment rates that differ from the Medicare rates. Further, the DMEPOS CBP only applies to the Medicare fee-for-service program and therefore does not apply to Medicare Advantage plans. Enrollment in Medicare Advantage plans continues to grow and these plans are likely to continue to be attractive alternatives to traditional Medicare fee-for-service for those beneficiaries who choose them and we intend to continue to contract with these plans.
We cannot estimate the combined possible impact of all legislative, regulatory, and contemplated reimbursement changes that could have a material adverse effect on our business, financial condition and results of operations. Moreover, our estimates of the impact of certain of these changes appearing in this “Government Regulation” section are based on a number of assumptions and there can be no assurance that the actual impact was not or will not be different from our estimates.
Medicaid Reimbursement.   State Medicaid programs implement reimbursement policies for the products and services we provide. Such policies may or may not be similar to those of the Medicare program. Budget pressures on state Medicaid programs often result in pricing and coverage changes that may have a detrimental impact on our operations. States sometimes have adopted alternative pricing methods for HME products and services under their Medicaid programs that reduce the level of reimbursement received by us, without a corresponding offset or increase to compensate for the service costs incurred.
The 21st Century Cures Act accelerated the implementation of the omnibus spending bill passed in December 2015 that requires state Medicaid agencies to match Medicare reimbursement rates for certain DME items, including oxygen, to be effective beginning January 1, 2018. Through passage of the 21st Century Cures Act, Congress added section 1903 (i)(27) to the SSA, which prohibits federal Medicaid reimbursement to states for certain DME expenditures that are, in the aggregate, in excess of what Medicare would have paid for such items. As such, a state’s Medicaid expenditures for DME items that are subject to this provision will be determined in the aggregate and any expenditures in excess of what Medicare would have paid for such items in the aggregate, either on a fee schedule basis or under its competitive bidding process, are not eligible for federal financial participation. CMS issued guidance through a federal register notice published on November 28, 2017 and in a state Medicaid director letter dated December 27, 2017 regarding state implementation of this Medicaid program requirement. Unfortunately, most states did not take the appropriate action and this became effective on January 1, 2018. States then worked to enact changes to their fee schedules. In addition, states considered whether to make such changes retroactive to January 1, 2018. The impact of this Medicaid program requirement has varied by state, depending on how much the state’s Medicaid fee-for-service rate differs from the applicable Medicare rate.

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On January 30, 2020, CMS, on behalf of the Trump Administration, announced a new opportunity called the Healthy Adult Opportunity (“HAO”) to support states with greater flexibility to improve the health of their Medicaid populations. According to the Trump Administration, the HAO “emphasizes the concept of value-based care while granting states with extensive flexibility to administer and design their programs within a defined budget.” The Trump Administration viewed HAO as a unique opportunity for states to enhance their Medicaid program’s integrity and potentially increase enrollment opportunities for previously ineligible recipients. About 5 million people in non-expansion states could theoretically be eligible under the criteria CMS outlined. CMS states that other low-income adults, children, pregnant women, elderly adults and people with disabilities will not be affected by this initiative; however, this in all likelihood will be subject to highly tailored and nuanced state specifications for this targeted population. As a part of HAO, CMS encourages states to implement evidence-based payment and delivery system reforms, including a combination of fee-for-service and managed care delivery systems that can be altered over the course of the demonstration. As this program can yield enrollment opportunities for previously ineligible enrollees, and can lead to alternate payment methodologies, any adoption by individual states must be reviewed. It is likely that, consistent with President Biden’s January 28, 2021 Executive Order on Strengthening Medicaid and the Affordable Care Act, the Biden Administration will significantly modify or repeal the HAO.
We continuously evaluate the possibility of discontinuing or reducing, as permitted, our Medicaid business in certain states with reimbursement policies that make it difficult for us to conduct our operations profitably. We cannot currently predict the adverse impact, if any, that any such reduction in our Medicaid business might have on our business, financial condition and results of operations, but such impact could be material. In addition, we cannot predict whether states may consider adopting additional reimbursement reductions or whether any such changes could have a material adverse effect on our business, financial condition and results of operations.
HIPAA / HITECH / Federal and State Consumer Protection and Privacy and Security Requirements.    The federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) applies to covered entities (health care providers that engage in electronic standard transactions, health plans, and health care clearinghouses) and their business associates (persons that provide services for or on behalf of covered entities involving the creation, receipt, maintenance, and/or transmission of HIPAA protected health information (“PHI”). HIPAA is comprised of a number of obligations and individual rights pertaining to the privacy and security of certain PHI, security measures that must be implemented in connection with protecting PHI and related systems, as well as the standard formatting of certain electronic health transactions. The Health Information Technology for Economic and Clinical Health Act of 2009 (“HITECH”)(enacted under the American Recovery and Reinvestment Act of 2009) further regulated how covered entities and business associates may use and disclose PHI. In addition, HIPAA requires covered entities to use the electronic standard transactions, operating rules, code sets and unique identifiers that have been adopted through regulation by the Secretary. We are subject to HIPAA as a covered entity. We enter into contracts with our business associates to require those business associates to safeguard PHI in accordance with the requirements of HIPAA and HITECH; we also sometimes enter into contracts as the business associate of another covered entity.
Under the 21st Century Cures Act, Congress authorized Office of the National Coordinator for Health Information Technology (“ONC”) to engage in rulemaking that would drive interoperability and provide timely access to health information through standardized application programming interfaces (“APIs”) to seamlessly coordinate care, improve outcomes and reduce the cost of care, known as the “Information Blocking Rules.” CMS also published new regulations under their authority to regulate managed care plans and healthcare providers participating in Medicare and Medicaid programs that enable better patient access to their health information and reduce the burden on Payors and providers. The Information Blocking Rules will become effective in April 2021, unless the compliance date is delayed. We may be considered an “actor” subject to the Information Blocking Rules or will participate in a health information exchange or network under the ONC and CMS Interoperability Rules and we will likely be required to comply with the new regulatory framework that is emerging around value-based payments and patient-centered care.
Numerous other federal and state laws that protect the confidentiality, privacy, availability, integrity and security of PHI and healthcare related data also apply to us. In many cases, these laws are more restrictive

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than, and not preempted by, the HIPAA and HITECH rules and requirements, and may be subject to varying interpretation by courts and government agencies, creating complex compliance issues for us and potentially exposing us to additional expenses, adverse publicity and liability.
Further, federal and state consumer laws are being applied increasingly by the Federal Trade Commission (“FTC”) and state attorneys general, to regulate the collection, use and disclosure of personal information or PHI, and to ensure that appropriate data safeguards are implemented by business and organizations that are maintaining personal information about individuals. For example, the California Consumer Privacy Act (“CCPA”), which became effective on January 1, 2020, gives California residents expanded rights to access and delete their personal information, opt out of “sales” of the consumer’s personal information, and receive detailed information about how their personal information is collected, used, and disclosed by requiring covered businesses to provide new disclosures to California consumers. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. Additional requirements resulting from the approval of Proposition 24, the California Privacy Rights Act of 2020 (“CPRA”) are also on the horizon, with a January 1, 2023 compliance deadline that both amends and expands the CCPA. Virginia has recently passed similar data privacy laws and other states including New York, Massachusetts, North Dakota, Hawaii, and Maryland also are considering laws that would give consumers increased control over their personal data. Courts also may adopt the standards for fair information practices promulgated by the FTC that concern consumer notice, choice, security and access.
New information standards, whether implemented pursuant to federal or state laws, could have a significant effect on the manner in which we must handle healthcare related data, and the cost of complying with such standards could be significant. We have implemented various compliance measures in connection with the HIPAA, HITECH and 21st Century Cures Act rules and requirements, and other federal and state privacy and security rules and requirements, but we may be required to take additional steps, including costly system purchases and modifications, to comply with these rules and requirements as they may evolve over time. We face potential administrative, civil and criminal sanctions if we do not comply with the existing or new laws and regulations dealing with the privacy and security of PHI and patient information. Imposition of any such sanctions could have a material adverse effect on our operations. Similarly, if we, or any of our business associates, experience a breach of PHI or other personal information, the breach reporting requirements required by HIPAA and state laws could result in substantial financial liability and reputational harm.
Enforcement of Healthcare Fraud and Abuse Laws.   We understand the federal government, federal agencies and various state counterparts, have made policy decisions to continue increasing the financial resources allocated to enforcing healthcare fraud and abuse laws. Commercial Payors also have increased their level of scrutiny of healthcare claims (often through a “special investigations unit,” which will sometimes allow the Payor to have a much lengthier “lookback” period on questioning claims), in an effort to identify and pursue allegedly fraudulent and abusive practices in the healthcare industry. Violation of these federal and state laws can result in the imposition of criminal and civil monetary penalties as well as exclusion from participation in federal and state healthcare programs. Exclusion for a minimum of five years is mandatory for a felony conviction under certain circumstances (including for a healthcare fraud offense), and the presence of aggravating circumstances in a case can lead to an even longer period of exclusion. The federal government also has the discretion to exclude providers for certain conduct even absent a criminal conviction or when the conduct is unrelated to fraud or abuse. Exclusion may be warranted when a company participates in a fraud scheme, pays or receives kickbacks and/or fails to provide services of a quality that meets professionally recognized standards. The HHS-OIG also has authority under certain circumstances to suspend or terminate Medicare billing privileges during the course of an investigation, or to issue civil monetary penalties. See SSA Section 1128(b)(7) for exclusion criteria.
We seek to structure our business operations, our financial relationships with referral sources, our billing and documentation practices, and other practices to comply with applicable laws. However, we cannot ensure that a federal or state agency charged with enforcement of these various laws might not assert a contrary position or that new federal or state laws might not be enacted that would cause these arrangements to become illegal or result in the imposition of penalties on us or certain of our facilities and operations. In addition, private individuals (a “relator”) may file False Claims Act (“FCA”) cases, even when

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the government does not intervene or elect to pursue us for conduct such relators may allege. If any of those allegations were successfully asserted against us or even if there is an assertion of a potential violation, there could be a material adverse effect on our business, financial condition, results of operations, cash flow, capital resources and liquidity.
Anti-Kickback Prohibitions.   As a provider of services under the Medicare and Medicaid programs, we must comply with the Federal Anti-Kickback Statute (the “AKS”). The AKS prohibits the offer or receipt of any bribe, kickback, or rebate in return for the referral of patients, products, or services covered by federal healthcare programs. Federal healthcare programs have been defined to include plans and programs that provide healthcare benefits funded by the United States government, including Medicare, Medicaid and TRICARE (formerly known as the Civilian Health and Medical Program of the Uniformed Services), among others. The AKS covers any arrangement where even “one purpose” of the remuneration is to influence referrals. Violations of the AKS may result in civil and criminal penalties and exclusion from participation in federal healthcare programs, as well as trigger liability under the FCA.
Despite the breadth of the AKS’s prohibitions, there are only a limited number of statutory exceptions that protect various common business transactions and arrangements from prosecution. In addition, HHS-OIG has published safe harbor regulations that outline other types of arrangements that also are deemed protected from prosecution under the AKS, provided all applicable criteria are met. In 2020, HHS-OIG published a final rule, “Revisions to the Safe Harbors Under the Anti-Kickback Statute and Civil Monetary Penalty Rules Regarding Beneficiary Inducements,” that implements seven new safe harbors, modifies four existing safe harbors, and codifies one new exception. The failure to meet all of the applicable safe harbor criteria does not necessarily mean that the particular arrangement in question violates the AKS; rather, these arrangements could be subject to greater scrutiny by enforcement agencies. A determination that a financial arrangement violates the AKS could subject us to liability under the SSA, including civil and criminal penalties, as well as exclusion from participation in federal healthcare programs such as Medicare and Medicaid.
In order to obtain additional clarification on the AKS, a provider can obtain written interpretative advisory opinions from HHS-OIG regarding existing or contemplated transactions. Advisory opinions are binding as to HHS but only with respect to the requesting party or parties. The advisory opinions are not binding as to other governmental agencies (e.g., the DOJ) and certain matters (e.g., whether certain payments made in conjunction with conduct seeking to meet certain safe harbor protections are at fair market value) are not within the purview of an advisory opinion.
Certain states in which we operate have enacted statutes and regulations similar to the AKS that prohibit some direct or indirect payments if those payments are designed to induce or encourage the referral of patients to a particular provider. Most states have anti-kickback statutes that prohibit kickbacks relating to the state’s Medicaid program, but some state anti-kickback statutes are broader and apply not only to the federal and state healthcare programs but also to other Payor sources (e.g., national and regional insurers and MCOs). These state laws (referred to sometimes as “all-payor anti-kickback statutes”) may contain exceptions and/or safe harbors that are different from those at the federal level and may vary widely from state to state. A number of states in which we operate also have laws that prohibit fee-splitting arrangements between healthcare providers, if such arrangements are designed to induce or encourage the referral of patients to a particular provider. Possible sanctions for violations of these laws include exclusion from state-funded healthcare programs, loss of licensure and civil and criminal penalties. These laws vary from state to state, often are vague and often have been subject to only limited court and/or regulatory agency interpretation.
Physician Self-Referral Prohibitions.   The federal physician self-referral law, commonly referred to as the “Stark Law,” prohibits a physician (and certain other healthcare professionals) from making referrals for certain designated health services (“DHS”) payable by Medicare to an entity with which he or she (or an immediate family member) has a financial relationship (ownership, investment, or compensation), unless an exception applies. The Stark Law also prohibits the entity from presenting or causing to be presented claims to Medicare (or billing another individual, entity, or third-party Payor) for those referred services, again, unless an exception applies. DHS includes several services commonly performed or supplied by us, including DME and certain pharmacy items and services. In addition, the term “financial relationship” is broadly defined to include any ownership or investment interest, or compensation arrangement, pursuant

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to which a physician receives remuneration from the entity at issue. The Stark Law prohibition applies regardless of the reasons for the financial relationship and the referral; and, therefore, unlike the AKS, an intent to violate the prohibition generally is not required. Billing for services where an exception to the Stark Law is not met may result in loss of Medicare and Medicaid reimbursement, civil penalties and exclusion from participation in the Medicare and Medicaid programs. There is also a potential for FCA liability if there is an overpayment associated with Medicare payments made despite a financial relationship that did not meet a Stark Law exception. The Stark Law contains a number of statutory and regulatory exceptions intended to protect certain types of transactions and business arrangements from penalty. In order to qualify an arrangement under a particular Stark Law exception, compliance with all of the exception’s requirements is necessary. Since the Stark Law was enacted in 1989, there have continued to be ongoing changes and clarifications to a number of the provisions in the legislation and regulations. In addition, in 2020, CMS issued a final rule, “Modernizing and Clarifying the Physician Self-Referral Regulations,” which creates new permanent exceptions to the Stark Law for value-based arrangements as well as provides additional guidance on several key requirements that must be met in order for physicians and healthcare providers to comply with the Stark Law. For example, compensation provided to a physician by another healthcare provider generally must be at fair market value, and the final rule provides guidance on how to determine if compensation meets this requirement. The Stark Law has also been subject to varying, and sometimes contradictory, decisions by the courts.
In addition, a number of the states in which we operate have similar prohibitions against physician self-referrals, which are not limited to just the federal healthcare program. These state prohibitions may differ from the Stark Law’s prohibitions and exceptions may apply to a broader or narrower range of services, arrangements and financial relationships and may apply to other healthcare professionals in addition to physicians. Violations of these state laws may result in prohibition of payment for services rendered, loss of licenses, fines and criminal penalties. State statutes and regulations also may require physicians and/or other healthcare professionals to disclose to patients any financial relationships the physicians and/or healthcare professionals have with healthcare providers who are recommended to patients. These laws vary from state to state, often are vague, and in many cases, have not been interpreted by courts or regulatory agencies.
False Claims Act.   The FCA imposes civil liability on individuals or entities that submit or cause others to submit false or fraudulent claims for payment to the government. Violations of the FCA may result in treble damages, civil penalties, attorneys’ fees and expenses, and interest payments. In addition, the DOJ (which litigated FCA cases) has the discretion to refer any FCA matter to HHS-OIG for evaluation for potential exclusion from Medicare, Medicaid and other federally funded healthcare programs. If certain criteria are satisfied, the FCA allows a relator to bring a qui tam suit on behalf of the government and, if the case is successful, to share in any recovery. FCA suits brought directly by the government or private individuals against healthcare providers, like us, are increasingly common and are expected to increase, even when the government elects not to intervene in the case. For those individuals or entities that are presently subject to FCA qui tam suits, audits, denials of claims, or other audit or enforcement actions based exclusively on allegations of noncompliance with guidance documents, a 2020 HHS final rule, titled “Good Guidance Practices,” provides further authority to resolve these allegations.
The federal government has used the FCA to pursue a wide variety of alleged false claims and other frauds allegedly perpetrated against Medicare, Medicaid and other federal and state funded healthcare programs. In addition, violation of other statutes (such as the AKS or the Stark Law) can be considered to trigger violations of the FCA.
In addition to federal enforcement of the FCA, a number of states have enacted false claims acts that are similar to the FCA. Generally, these state laws allow for the recovery of money that was fraudulently obtained by a healthcare provider from the state, such as Medicaid funds provided by the state, or in some cases, from private Payors, and to assess multiples of damages, fines and penalties.
60 Day Refund Rule.   Significant changes to the compliance landscape relate to various requirements for the reporting and returning of self-identified overpayments or risk potential FCA liability, Civil Monetary Penalties Law (“CMPL”) liability, and exclusion from federal health care programs for failure to report and return such overpayments. The ACA introduced section 1128J(d) of the Social Security Act, which requires a person who has received an overpayment to report and return the overpayment to

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Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

the Secretary, the state, an intermediary, a carrier, or a contractor, as appropriate, at the correct address, and to notify the Secretary, state, intermediary, carrier, or contractor to whom the overpayment was returned in writing of the reason for the overpayment. The overpayment should be reported and returned by suppliers like us, by the date which is 60 days after the date on which the overpayment was identified. CMS believes that it should take no more than six (6) months to conclude the inquiry into a potential overpayment, though it acknowledges that particularly complex matters (like a Stark Law inquiry) may take longer. Any overpayment retained by a person after the deadline for reporting and returning an overpayment is an obligation that could result in FCA liability as a “reverse false claim.”
Other Fraud and Abuse Laws.   In addition to the laws described above, various other laws and regulations prohibit fraud and abuse in the healthcare industry and provide for significant penalties. For example, the knowing and willful defrauding of, or attempt to defraud, a healthcare benefit program, including both governmental and private healthcare programs and plans, may result in criminal penalties. Further, the payment of inducements to Medicare and Medicaid beneficiaries intended to influence those beneficiaries to order or receive services from a particular provider or practitioner may result in civil penalties. Examples of challenged practices include the routine waiver of coinsurance or deductibles otherwise owed by beneficiaries, to induce beneficiaries to work with the company. Federal enforcement officials have numerous enforcement mechanisms to combat fraud and abuse, including an incentive program under which individuals can receive up to $1,000 for providing information on Medicare fraud and abuse that leads to the recovery of at least $100 of Medicare funds. In addition, federal enforcement officials have the ability to exclude from Medicare and Medicaid any investors, officers and managing employees associated with business entities that have committed healthcare fraud.
There have also been new statutes enacted to prevent fraud and abuse in healthcare, and the government continues to use existing statutes in new ways to target alleged healthcare fraud. For example, in recent years the DOJ has started using the Travel Act as a basis for prosecuting healthcare fraud defendants based on violations of state anti-kickback or anti-bribery laws, even if various safe harbors or exceptions are met. In addition, other federal statutes criminalize healthcare fraud (e.g., 18 U.S.C. § 1347) or making false statements to the government (e.g., 18 U.S.C. §§ 287, 1001), or aggravated identify theft (e.g., 18 U.S.C. § 1028A).
Marketing Laws.   Because of the products and services that we provide to patients, we are subject to certain federal and state laws and regulations regarding our marketing activities and the nature of our interactions with physicians and other healthcare providers. These laws may require us to comply with certain codes of conduct, limit or report certain marketing expenses and disclose certain physician and other provider arrangements. Violations of these laws and regulations, to the extent they are applicable, could subject us to civil and criminal fines and penalties, as well as possible exclusion from participation in federal healthcare programs, such as Medicare and Medicaid. From time to time, we may be the subject of investigations or audits, or be a party to litigation which alleges violations of these laws and regulations. If any of those allegations were successfully asserted against us, there could be a material adverse effect on our business, financial condition and results of operations.
Corporate Compliance Program.   We have developed a corporate compliance program in an effort to monitor compliance with federal and state laws and regulations applicable to healthcare organizations and to implement policies, procedures and processes designed to ensure that our employees act in compliance with all applicable laws, regulations and company policies. HHS-OIG has issued a series of compliance program guidance documents in which it has set out the elements of an effective compliance program, including a 1999 guidance for DMEPOS suppliers. HHS-OIG has published guidance, stating that in resolving investigations relating to healthcare offenses, the agency will consider a company’s effective ethics and compliance program, where the program is reasonably designed, implemented and enforced such that it is generally effective in preventing and detecting criminal conduct. HHS-OIG also encourages and will evaluate whether corporations take certain steps such as periodic monitoring and responding appropriately to detected criminal conduct.
Our compliance program has been structured to include these elements. The primary compliance program components recommended by HHS-OIG, all of which we have endeavored to implement, include: formal policies and written procedures; designation of a compliance officer; education and training programs; auditing, monitoring and risk assessments; a process for responding appropriately to detected

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

misconduct; open lines of communication; and discipline and accountability. We conduct routine compliance auditing and monitoring, including checks of relevant governmental exclusion and debarment lists, and we audit compliance with our corporate compliance program on a regular basis. From time to time, issues identified through our compliance program may trigger internal or external reviews related to our compliance with federal and state healthcare laws and regulations. These internal and external reviews may result in changes to our coding, billing and claims adjudication process for our claims, or in self-disclosures where guidelines, rules or regulations so warrant.
While we have endeavored to develop our corporate compliance program to be consistent with these guidelines, we cannot be certain that a court, or HHS-OIG, would agree. Although we believe our approach to compliance reflects a reasonable and accepted approach for an entity doing business in the healthcare industry, we cannot assure you that our corporate compliance program will prevent, detect and/or rectify all compliance issues in all markets we serve and in all applicable time periods. If we fail to prevent, detect and/or rectify such issues, depending on the nature and scope of such issues, we could face future claims for recoupment of overpayments, civil fines and other penalties, or other material adverse consequences. For further information, see “—Enforcement of Healthcare Fraud and Abuse Laws—False Claims Act” above.
Facility and Clinician Licensure.   Various federal and state authorities and clinical practice boards regulate the licensure of our facilities and clinical specialists working for us, either directly as employees or on a per diem or contractual basis. Regulations and requirements vary from state to state. We are committed to complying with all applicable licensing requirements and maintain centralized functions to manage over 1,350 facility licenses and permits that are required to operate our business. State licensing laws are often ambiguous as to whether they apply to our services, and interpretation of these laws can change without notice. If our facilities and practitioners were found to be operation without proper licensure, it could have a material adverse effect on our results of operations and financial condition.
Healthcare Reform.   Economic, political and regulatory influences are continuously causing fundamental changes in the healthcare industry in the United States. In 2010, the U.S. Congress enacted and President Obama signed into law, significant reforms to the U.S. healthcare system. These reforms significantly altered the U.S. healthcare system by authorizing, among many other things: (i) increased access to health insurance benefits for the uninsured and underinsured populations; (ii) new facilitators and providers of health insurance, as well as new health insurance purchasing access points (i.e., exchanges); (iii) incentives for certain employer groups to purchase health insurance for their employees; (iv) opportunities for subsidies to certain qualifying individuals to help defray the cost of premiums and other out-of-pocket costs associated with the purchase of health insurance, and over the longer term; and (v) mechanisms to foster alternative payment and reimbursement methodologies focused on outcomes, quality and care coordination. In addition, certain states in which we operate are periodically considering various healthcare reform proposals.
Since their passage in 2010, the Patient Protection and Affordable Care Act of 2010 and Health Care Education and Reconciliation Act of 2010 (the “Health Reform Laws”) have triggered many changes to the U.S. healthcare system, some of which took effect (e.g., the subsequently eliminated individual mandate penalty) while others have continued to be delayed and subsequently repealed (e.g., the medical device tax). The Health Reform Laws also have faced several challenges and remain subject to ongoing efforts to repeal or modify the laws or delay the implementation of certain aspects of these laws. For example, former President Trump issued an Executive Order 13765 (Minimizing the Economic Burden of the Patient Protection and Affordable Care Act Pending Repeal) on January 20, 2017 granting authority to certain executive departments and agencies to minimize the economic burden of the ACA. However, President Biden revoked this Executive Order on January 28, 2021 (as part of President Biden’s Executive Order on Strengthening Medicaid and the Affordable Care Act), and directed heads of departments to “consider whether to suspend, revise, or rescind —and, as applicable, publish for notice and comment proposed rules suspending, revising, or rescinding” actions taken by the Trump Administration which may hinder the operation of the Health Reform Laws.
Consequently, the core tenets of the Health Reform Laws remain in effect with several exceptions. The individual mandate penalty was eliminated beginning in 2019 through the Tax Cuts and Jobs Act of 2017. In addition, on December 20, 2019, the Further Consolidated Appropriations Act, 2020 H.R. 1865

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

(Pub. L. 116-94), was signed into law which repealed several provisions that were included in the Health Reform Laws to pay for the increased federal spending associated with the Health Reform Laws. Specifically, Congress: (i) repealed the Medical Device Excise Tax, which imposed a 2.3% excise tax on manufacturers, producers and importers of certain medical devices; (ii) repealed the health insurance tax, which applies to most fully insured plans, beginning in 2021; and (iii) repealed the so-called Cadillac Tax, which imposed an excise tax of 40% on premiums for employer-sponsored individuals and families that exceeded a certain minimum threshold. Prior to these changes Congress had passed a short-term spending bill as part of the Continuing Appropriations Act of 2018 that delayed the implementation of these provisions and eliminated the Independent Payment Advisory Board, which was a 15-member panel of healthcare experts created by the Health Reform Laws and tasked with making annual cost-cutting recommendations for Medicare if Medicare spending exceeded a specified growth rate.
The Health Reform Laws also are the subject of ongoing litigation. In particular, a collection of twenty (20) state governors and state attorneys general (subsequently two states have dropped out) filed a lawsuit against the federal government in the Northern District of Texas seeking to enjoin the entire Health Reform Laws following the elimination of the individual mandate penalty in 2019. The District Court ruled that without the penalty the individual mandate was unconstitutional and that all other provisions of the Health Reform Laws should be overturned as well. The U.S. Court of Appeals for the 5th Circuit affirmed the trial court’s decision; however, instead of deciding whether the rest of the ACA must be struck down, the 5th Circuit sent the case back to the trial court for additional analysis. In March of 2020 the United States Supreme Court granted cert in the case and heard oral arguments on November 10, 2020. We are unable to predict the ultimate outcome of the lawsuit but note its potential impact on the Health Reform Laws moving forward. If the ACA were found to be unconstitutional in its entirety, it would result in tens of millions of Americans losing their health insurance coverage, which could have a material adverse effect on our results of operations and financial condition.
The Trump Administration made a number of changes that have affected the individual and small group exchange markets, including modifications to the open enrollment periods, funding cuts to patient support resources, including the patient navigator program, and failing to issue cost-sharing reduction payments to insurers participating in the exchanges. In June 2018, the Trump Administration published a final rule that allows small businesses and self-employed individuals to band together to create associations that are considered “employers” under the Employee Retirement Income Security Act such that these associations are eligible to access large group health plans, which are typically less expensive and are not subject to as many of the consumer protections imposed by the ACA on small group and individual health plans. In addition, the Trump Administration published a final rule which makes short term, limited duration plans more accessible, providing individuals with another product offering that is generally less expensive but has fewer protections than under the ACA plans. This final rule combined with the association health plan final rule, may increase instability in the healthcare exchanges by siphoning off potentially healthier people from the risk pool. However, in 2021, President Biden issued an Executive Order on Strengthening Medicaid and the Affordable Care Act, directing heads of departments to review and potentially revoke or revise these Trump-era actions.
In light of the ongoing efforts to alter the Health Reform Laws, we are unable at this time to predict the full impact that potential changes will have on our business, including provisions in the Health Reform Laws related to Medicare payments, mechanisms to foster alternative payment and reimbursement methodologies focused on outcomes, quality and care coordination, Medicare enrollment and claims submission requirements and revisions to other federal healthcare laws such as the AKS, the Stark Law and the FCA. We anticipate, however, that federal and state governments will continue to review and assess alternative healthcare delivery systems and payment methodologies, and that public debate regarding these issues will continue in the future. Changes in the law or new interpretations of existing laws can have a substantial effect on permissible activities, the relative costs associated with doing business in the healthcare industry, and the amount of reimbursement available from government and other Payors. If the Health Reform Laws are repealed or modified, or if implementation of certain aspects of the Health Reform Laws continues to be delayed, such repeal, modification, or delay may materially adversely impact our business, financial condition, results of operations, cash flow, capital resources and liquidity. In addition, the potential proposals for alternative legislation to replace the Health Reform Laws may have an adverse impact on our business.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

FDA.   Rotech is governed by various regulations that affect the manufacture, distribution, importation, marketing and sale of medical gases and related oxygen medical devices and supplies. Our medical gas facilities and operations are subject to extensive regulation by the U.S. Food and Drug Administration (“FDA”) and other federal and state authorities. The FDA regulates medical gases, including medical oxygen, pursuant to its authority under the Federal Food, Drug, and Cosmetic Act (“FFDCA”). Among other requirements, the FDA’s current good manufacturing practice (“cGMP”) regulations impose certain quality control, documentation and recordkeeping requirements on the receipt, processing and distribution of medical gas. Further, in each state where we operate medical gas facilities, we are subject to regulation under state health and safety laws, which vary from state to state. The FDA and state authorities conduct periodic, unannounced inspections at medical gas facilities to assess compliance with cGMP and other regulations. We expend significant time, money and resources in an effort to achieve substantial compliance with cGMP regulations and other federal and state law requirements at each of our medical gas facilities. There can be no assurance, however, that these efforts will be successful and that our medical gas facilities will achieve and maintain compliance with federal and state laws and regulations. Our failure to achieve and maintain regulatory compliance at our medical gas facilities could result in enforcement action, including warning letters, fines, product recalls or seizures, temporary or permanent injunctions, or suspensions in operations at one or more locations, as well as civil or criminal penalties, all of which could have a material adverse effect on our business, financial condition and results of operations.
Our facilities must comply with applicable federal and state laws, regulations and licensing standards. For example, all of our locations that fill and distribute medical oxygen containers must register with the FDA as a medical gas manufacturer, and these registered locations must comply with all applicable Company and cGMP policies and practices. Regulations are subject to change as a result of legislative, administrative or judicial action, which may further increase our costs or reduce sales. From time to time, we may undertake field corrective actions to correct product issues that may arise. These actions are necessary to ensure the products we distribute adhere to high standards of quality and safety. Additionally, we have policies and procedures in place that address the process for taking field corrective actions should we become aware of any issue related to the medical oxygen products that we fill and distribute. We continue to operate these programs to ensure compliance with applicable regulations and actively monitor proposed changes in the FDA’s regulation of medical gases and related products, particularly those which could have a material adverse effect on the products we manufacture or distribute, or our business as a whole.
We have facilities in certain states that manufacture medical gases, including medical oxygen. In the United States, medical gases, which are products that are recognized by an official pharmacopoeia or formulary, or intended for use in the diagnosis, cure, mitigation, treatment, or prevention of disease, are regulated as finished pharmaceuticals (drugs). The production, distribution and sale of medical gases and medical devices are regulated by the U.S. federal government under the FFDCA as well as by various state and local laws and other regulations. Before a medical gas can be marketed in the United States, the FDA must approve a request to certify the product as a “designated medical gas.” The FDA reviews requests for certification to confirm that the gas to which the request applies is a designated medical gas and contains the information required by regulation. Certification of a designated medical gas has the effect of a drug approval under section 505 of the FFDCA (for gases intended for human use). If changes are made to the original certification request, such as information about the requestor or the formulation of a medical gas, an amendment may be submitted to the FDA explaining the change. Rotech has obtained this certification, and in accordance with cGMP regulations, we verify the reliability of the medical gas supplier’s analytical methodology to ensure the bulk oxygen we receive has been tested in conformance with cGMP requirements. In addition, all bulk oxygen deliveries must be accompanied with a certificate of analysis that meets cGMP specifications. Each delivery of bulk oxygen provided to our bulk stand tanks must be tested by trained Rotech personnel in accordance with the mandated analytical methodology defined by cGMP regulations. We also conduct primary source verification of the FDA registration and state licensure held by each medical gas supplier that provides bulk oxygen to any of our facilities.
The FDA requires entities that manufacture or engage in certain processing operations related to medical gases (e.g., combining gases or transfilling a gas from one container to another) to comply with all establishment and drug registration and listing requirements and to follow cGMP regulations regarding quality, personnel, facilities, equipment design and calibration, production, testing processes, container and closure specifications, labeling requirements and records and complaint management. The FDA

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
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periodically inspects manufacturing facilities to assess compliance with cGMP regulations, which impose extensive procedural and record-keeping requirements. While the FDA temporarily paused on-site routine surveillance inspections starting in March 2020 due to the COVID-19 pandemic, in a guidance issued in August 2020, the FDA explained that it resumed prioritized domestic inspections, such as pre-approval and surveillance inspections, as of July 2020, and that, for the foreseeable future, such prioritized domestic inspections would be pre-announced. The FDA has continued, on a case-by case basis, to conduct “mission-critical” inspections based on its evaluation of a number of factors related to the public health benefit of U.S. patients having access to the product subject to inspection (e.g., whether the product may have received breakthrough therapy designation or is used to diagnose, treat, or prevent a serious disease or medical condition for which there is no other appropriate substitute). We currently have 43 facilities subject to periodic inspection by the FDA, and we are not aware of any pre-announced scheduled inspections. Quality control and manufacturing procedures must continue to conform to cGMP regulations after certification as a designated medical gas. Additionally, under the FDA’s regulations, we are subject to ongoing post-market requirements. For example, drug manufacturers must report adverse reactions (any undesirable experience associated with the use of a drug, including serious drug side effects, product use errors, product quality problems and therapeutic failures), provide updated safety and efficacy information and comply with requirements concerning advertising and promotional materials and activities. Any post-market regulatory obligations, and the cost of complying with such obligations, could expand in the future.
As a medical device distributor, we must rely on device manufacturers and suppliers to comply with regulatory requirements and adhere to the FDA’s cGMP and other quality requirements. We cannot predict whether any issues may arise out of any FDA inspection of their sites or regulation of their operations.
In the United States, the FFDCA, FDA regulations and other federal and state statutes and regulations govern, among other things, medical device design and development, preclinical and clinical testing, premarket clearance or approval, registration and listing, manufacturing, labeling, storage, advertising and promotion, sales and distribution and post-market surveillance. Failure to comply with applicable requirements may subject a company to a variety of administrative or legal sanctions, such as untitled letters, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties and criminal prosecution. Unlike manufacturers of medical devices, distributors are generally only required to comply with certain post-market requirements for medical devices, including maintaining records of complaints and adverse events related to device malfunctions, serious injuries or deaths associated with the medical device. In May 2020, the FDA issued guidance on temporary exceptions for post-market adverse event reporting for companies experiencing reduced workforces due to employee absenteeism as a result of the COVID-19 pandemic. Although continued, regular post-market adverse event reporting is encouraged during the pandemic, the FDA intends to exercise enforcement discretion if certain reports are not submitted to the FDA within the timeframes typically required by statute and regulation, provided that any delayed reports are submitted within six months of the restoration of adverse event reporting processes to their pre-pandemic state. This temporary guidance is limited to the duration of the COVID-19 pandemic, or another period of time as determined by the FDA, after which post-market adverse event reporting requirements will apply in full force and effect.
We distribute an array of “legend devices” or medical devices that are regulated by the FDA and which only can be dispensed pursuant to a valid prescription from an appropriately licensed healthcare provider or restricted to use by a prescribing healthcare provider. Examples of such legend devices include CPAPs, ventilators and concentrators. Note that, due to the COVID-19 pandemic, the FDA has issued guidance on temporary exceptions to the prescription requirement for ventilators in order to expand access to the devices. For example, the FDA is temporarily allowing NIV patient interfaces capable of prescribed breath to be used for patients requiring such ventilatory support. Under the same guidance, CPAP devices may be used to support patients with respiratory insufficiency under appropriate monitoring. These legend devices are commercially available finished medical devices and are not manufactured to our particular specifications. From time to time, for business and competitive reasons, we have entered into primary source agreements with manufacturers of these legend devices. Generally, we do not believe that such agreements pose a material risk that we will be unable to obtain needed devices in the event the manufacturer is disabled from providing a device or in the event we are prohibited from distributing devices in its inventory due to regulatory issues encountered by the manufacturer. However, these potential risks, and the resulting shortages of product that may occur, can interfere with our business.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

Transportation Laws.   We are subject to various laws and regulations related to the operation of commercial motor vehicles and drivers and the transportation of hazardous materials. These laws and regulations, which are administered by the U.S. Department of Transportation (“DOT”) and its agencies, including the Federal Motor Carrier Safety Administration (“FMCSA”) and Pipeline and Hazardous Materials Safety Administration (“PHMSA”), as well as various state agencies, govern matters including but not limited to authorization to engage in motor carrier service, equipment safety and operation, training, record keeping, insurance, and driver qualifications and conduct. These laws and regulations also govern the transportation and handling of hazardous materials, including but not limited to medical gas products and compressed or liquid oxygen.
We are audited periodically by the DOT, and our vehicles and drivers may be periodically subject to inspection, to ensure compliance with applicable laws and regulations. If we were found to be out of compliance with applicable laws or regulations, these agencies could restrict or otherwise impact our operations. Our failure to comply with any applicable laws or regulations, whether actual or alleged, could also expose us to significant fines, penalties, or potential litigation liabilities, including costs, settlements, and judgments. Further, these agencies could institute new laws, rules or regulations, or issue interpretation changes to existing regulations at any time. The short and long-term impacts of changes in legislation or regulations are difficult to predict and could materially and adversely affect our earnings and results of operations.
Our operations are subject to the many hazards inherent in the storage, transportation and provision of medical gas products and compressed and liquid oxygen, including ruptures, leaks and fires. These risks could result in substantial losses due to personal injury or loss of life, damage to and destruction of property and equipment, and pollution or other environmental damage. If a significant accident or event occurs, it could adversely affect our business, financial position and results of operations. Additionally, corrective action plans, fines or other sanctions may be levied by government agencies that regulate the storage, transportation and provision of hazardous materials.
Fair Debt Collection Practices Act.    Some of our operations may be subject to compliance with certain provisions of the Fair Debt Collection Practices Act and comparable statutes in many states. Under the Fair Debt Collection Practices Act, a third-party collection company is restricted in the methods it uses to contact consumer debtors and elicit payments with respect to placed accounts. Requirements under state collection agency statutes vary, with most requiring compliance similar to that required under the Fair Debt Collection Practices Act. We believe we are in substantial compliance with the Fair Debt Collection Practices Act and comparable state statutes where applicable. If our collection practices are viewed as inconsistent with these standards, we may be subject to damages and penalties.
Federal CAN-SPAM Act, Telephone Consumer Protection Act and Telemarketing Sales Rule.   Some of our operations may be subject to compliance with certain provisions of the Federal CAN-SPAM Act, the Telephone Consumer Protection Act of 1991 (“TCPA”) and the Telemarketing Sales Rule and Medicare regulations. Under such regulations, companies are restricted in the methods used to contact consumers by email, telephone and text and through the use of automated “auto-dialer” type devices. Numerous class-action suits under federal and state laws have been filed in recent years against companies that conduct SMS texting programs, with many resulting in multimillion-dollar settlements to the plaintiffs. Requirements under state telephone contact laws will vary, with most requiring compliance similar to that required under the TCPA. We believe we are in substantial compliance with the federal regulations we are subject to, as well as comparable state equivalents where applicable. The scope and interpretation of the laws that are or may be applicable to the delivery of consumer phone calls, emails and text messages are continuously evolving and developing. The Medicare program has also imposed certain other requirements limiting the ability of a DMEPOS supplier to market to beneficiaries. If we do not comply with these laws or regulations or if we become liable under these laws or regulations, we could face direct liability, could be required to change some portions of our business model, could face negative publicity and our business, financial condition and results of operations could be adversely affected.
Antitrust Laws.   The federal government and most states have enacted antitrust laws that prohibit certain types of conduct deemed to be anti-competitive. These laws prohibit price fixing, market allocation, bid-rigging, concerted refusal to deal, market monopolization, price discrimination, tying arrangements, acquisitions of competitors and other practices that have, or may have, an adverse effect on competition.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

Violations of federal or state antitrust laws can result in various sanctions, including criminal and civil penalties. Antitrust enforcement in the healthcare sector is currently a priority of the FTC and the DOJ. We believe we are in compliance with such federal and state laws, but courts or regulatory authorities may reach a determination in the future that could adversely affect our operations. Antitrust violations may result in civil or criminal liability and could have a material adverse effect on our results of operations and financial condition.
Environmental Matters.   We are subject to federal, state and local laws and regulations relating to hazardous materials, pollution and the protection of the environment. Such regulations include those governing emissions to air, discharges to water, storage, treatment and disposal of wastes, including medical waste, remediation of contaminated sites and protection of worker health and safety. These laws and regulations frequently change and have become increasingly stringent over time. Non-compliance with these laws and regulations may result in significant fines or penalties or limitations on our operations or claims for remediation costs, as well as alleged personal injury or property damages. We believe our current operations are in substantial compliance with all applicable environmental, health and safety requirements and that we maintain all material permits required to operate our business.
Certain environmental laws and regulations impose strict, and under certain circumstances joint and several, liability for investigation and remediation of the release of regulated substances into the environment. Such liability can be imposed on current or former owners or operators of contaminated sites, or on persons who dispose or arrange for disposal of wastes at a contaminated site. Based on available information, we do not believe that any known compliance obligations, releases or investigations under environmental laws or regulations will have a material adverse effect on our business, financial condition and results of operations. However, there can be no guarantee that these releases or newly-discovered information, more stringent enforcement of or changes in environmental requirements, or our inability to enforce available indemnification agreements will not result in significant costs.
Organization and Operations
Organization.   We have over 300 branch locations in 45 states in most major U.S. markets, organized into six geographic regions, which provide a comprehensive range of HME products and services for home healthcare and delivery across five core business lines. Each branch location is responsible for its operations and financial performance and is supported by its own delivery drivers, customer services representatives and other employees that report to the location manager. The location managers report to the area managers, who in turn report to the regional managers and the COO. To support our national scale, we have centralized functions including intake support, billing and collections, distribution and repair centers, purchasing, IT and other corporate support. We engage third-party providers for certain administrative services and information systems.
Operating Systems and Controls.   We have systems and controls in place that allow us to monitor our operations and manage our performance. Our information systems, policies and procedures for contract administration, order entry and pricing, billing and collections, inventory management and patient equipment management protocols enable us to monitor our operational performance. We ensure that our IT policies, procedures and functions are compliant with government regulations and Payor requirements. We have invested in technologically optimizing our paperless mobility system, in order to eliminate paper forms, optimize delivery routes and ensure all patient paperwork is completed and signed before our delivery drivers leave the patient’s home. Our paperless mobility system has led to an increase in efficiency, reduction in errors and audit failures, and lowered costs. We track certain KPIs, which includes profitability by location, billing counts by product, shipments per month, patient collections and bad debt. We then track progress of these KPIs against our targets to improve the sales, customer service, accounts receivable, clinical and distribution areas of our business.
Compliance and Ethics.   As a leader in the home healthcare industry, we have a robust compliance program that is designed to further our commitment to providing quality HME products and services while maintaining high standards of ethical and legal conduct. Our focus on investing in our organizational infrastructure and information technology platform are fundamental to driving our strong culture of disciplined regulatory compliance. Our compliance and ethics department is overseen by our Vice President

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

of Compliance and is supported by a dedicated team of five compliance professionals. Our Vice President of Compliance reports directly to the CEO, compliance and ethics committee and our board of directors.
The compliance program also includes a written code of ethical business conduct that employees receive as part of their initial orientation process and continued education and training and which management reviews through periodic reviews and attestation processes. The compliance program also includes a confidential disclosure program with a telephone hotline, written policy guidelines, excluded party verifications, frequent reinforcement, compliance audits, a formal disciplinary component and other programs. All of our employees are required to adhere to strict policies related to confidentiality of patient health data and other information, privacy practices and email usage.
Compliance oversight is provided by our compliance and ethics committee, which meets quarterly and consists of senior and mid-level management personnel from several departments. Periodic compliance updates are provided to the board of directors for review and discussion. The committee investigates and evaluates every internal and outside compliance-related allegation to arrive at a compliance finding and recommendation with how to proceed. Additionally, the committee works with our internal compliance team to review coverage denials and correspondence to identify denial trends with a focus on federal reimbursement programs. The committee also reviews and refines workflows and audit processes and recommends system enhancements, training or other corrective actions to reduce error rates.
Receivables Management and Cash Collections.   We are subject to complex regulatory requirements governing billing and reimbursement for our HME products and services and have ongoing initiatives focused specifically on accounts receivables management. We are continuing to improve our proprietary technology platform, including the use of mobile apps, web portals, electronic ordering, patient payments, electronic claims submission and electronic funds transfer with government and commercial Payors. We submit substantially all of our claims electronically. We have invested and continue to invest actively in technological improvements to enhance our receivables management.
Suppliers.   Substantially all HME products and services used in our business are purchased from third parties. We have many key supplier relationships and we believe that we are not wholly dependent upon any single product manufacturer or supplier. All of our product needs can be met by several similar suppliers if any one supplier became unable to continue our current business relationship. Our sourcing strategy leverages relationships with industry-leading suppliers but also maintains competition and standardization that allows us to source from leading suppliers in any given category. Further, supplier diversity is an integral component of our business practice, allowing us to facilitate and encourage strong, mutually beneficial relationships with large, small and diverse businesses in the communities we serve.
Nationwide Accreditation.   All of our operations, including our branch locations, are accredited by The Joint Commission. As the home healthcare industry has grown and accreditation has become a mandatory requirement for Medicare DMEPOS providers, the need for objective quality measurements has increased. Accreditation by The Joint Commission entails a lengthy voluntary review process that is conducted every three years. Accreditation is also widely considered a prerequisite for entering into contracts with MCOs. We undergo regular inspections and evaluations and has met The Joint Commission’s rigorous accreditation standards for delivering consistent, high-quality and safe care since 1997. We share The Joint Commission’s commitment to continuous improvement and providing the highest quality patient care at the best value.
Legal Proceedings
On May 6, 2020, in connection with the operations of one of our third-party vendors, we received a subpoena issued by HHS-OIG, which requested certain copies of our records. HHS-OIG subpoenas are issued by the government in the ordinary course when it is investigating a FCA case. Since then, we have been fully cooperating with the DOJ, which is handling the subpoena for HHS-OIG. The Civil Division Assistant United States Attorney handling the matter has noted that information has been requested from several DME providers in connection with such matter, and further noted that we are not the subject or target of its investigation and refused to provide a copy of any possible civil complaint against us.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

Intellectual Property
We have registered the Rotech trademark and numerous other trademarks and related trade names. We also hold numerous trademarks and copyrights which are not material in nature. We do not own any registered intellectual property covering the intellectual property in the software we develop and instead rely on certain unregistered intellectual property rights to protect our software. We do not own or have a license or other rights under any patents that are material to our business, but we license certain technology and software that is material to our business from third parties.
Properties
We lease our headquarters, located in Orlando, Florida, which consists of approximately 44,000 square feet of office space. We have leased this location since 2009 and our current lease expires on September 30, 2023. This location also has call centers, billing and other centralized administrative functions.
We have over 300 branch locations in 45 states in most major markets, as well as regional distribution and repair centers, customer service and billing centers, a national distribution facility and a biomedical center for the repair, maintenance and distribution of patient equipment. The regional facilities are typically located in light industrial areas and generally range from 2,500 to 12,300 square feet. The typical branch location facility is a combination warehouse and office and can range from 1,200 to 15,000 square feet. We lease substantially all of our facilities with lease terms of 3 years or less. We believe our current facilities and office space are sufficient to meet our current needs as well as anticipated growth.
Human Capital Resources
As of March 31, 2021, we had more than 3,500 FTEs. Our human capital resources objectives include attracting and retaining highly motivated, well-qualified employees. Our compensation program is designed to attract, retain and motivate highly qualified employees and executives. We use a mix of competitive salaries and other benefits to attract and retain employees and executives. None of our employees are covered by collective bargaining agreements. We believe that our employee relations are good, and we are committed to inclusion and policies and procedures to maintain a safe work environment. The health and safety of our employees and patients are of primary concern. We have maintained our workforce during the COVID-19 pandemic and we have taken significant steps to protect our workforce including but not limited to, working remotely, introducing contact-free operational procedures, procuring personal protective equipment, communicating hygiene and cleaning protocols, and implementing mandatory face-covering usage, self-monitoring processes, and social distancing protocols consistent with guidelines issued by federal, state and local law.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

MANAGEMENT
Executive Officers and Directors
The following table sets forth the names, ages and positions of our executive officers and directors as of March 31, 2021.
Name	Age	Position
Executive Officers
Timothy C. Pigg	66	President and Chief Executive Officer
Thomas J. Koenig	60	Chief Financial Officer and Treasurer
Robin Menchen	60	Chief Operating Officer
Steven Burres	39	General Counsel and Secretary
Directors
James Bloem	70	Director
Timothy Lavelle	37	Director
Robin Menchen	60	Director
Timothy C. Pigg	66	Chairman
David Reganato	41	Director
Mark Stolper	49	Director
Michael Wartell	52	Director
Executive Officers
Timothy C. Pigg has served as our Chief Executive Officer since January 2014. After many years in the home healthcare industry, Mr. Pigg joined Rotech when he sold his DME/HME business to the Company in 1996. While at Rotech, Mr. Pigg has served in several management positions, including Division Vice President and Chief Operating Officer. Mr. Pigg holds a B.S. in Pharmacy from the Medical University of South Carolina. Mr. Pigg also sits on the board of directors of the holding company of TridentCare (a mobile clinical services provider). We believe that Mr. C. Pigg is qualified to serve as a member of our board of directors because of his extensive experience in the healthcare industry and his management experience.
Thomas J. Koenig has served as our Chief Financial Officer and Treasurer since August 2015. Prior to joining Rotech, Mr. Koenig was the Chief Financial Officer for three different mid-sized manufacturing and distribution companies from 1999 through 2015 including on a Silver Point-owned company. Mr. Koenig’s career began with 13 years in public accounting at Deloitte & Touche.
Robin Menchen has served as our Chief Operating Officer since December 2015. She joined the Rotech team in 1994 and has held various senior executive positions including Chief Compliance Officer, Chief Reimbursement Officer and Chief Administration Officer. Ms. Menchen attended the Christ Hospital School of Nursing and the University of Cincinnati, graduating as a Registered Nurse in 1981. We believe that Ms. Menchen is qualified to serve as a member of our board of directors because of her extensive experience in the healthcare industry.
Steven Burres has served as our General Counsel since 2016. Prior to joining Rotech, Mr. Burres was an associate at a leading Orlando based trial firm. Mr. Burres graduated from the University of Florida with a degree in Political Science and also earned his J.D. with honors, from the University of Florida’s Fredric G. Levin College of Law.
Non-Employee Directors
James Bloem has served on the board of directors of Rotech since October 2005. Mr. Bloem has served as Senior Vice President, Chief Financial Officer, and Treasurer of Humana Inc. (NYSE: HUM) for 13 years between 2000 and 2013. In that capacity, in addition to being responsible for all accounting, actuarial, financial, tax, risk management, treasury, and investor relations activities, he developed business

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

growth strategies, including Medicare Advantage and the integrated care delivery model, with a focus on industry-leading primary care, pharmacy, health and wellness, and the application of new technology to health benefits and care. During his tenure at Humana, Mr. Bloem consistently was recognized as a leading S&P 500 CFO by both the Wall Street Journal and Institutional Investor magazine. Mr. Bloem has served as Executive Vice President and Chief Financial Officer in various companies in the healthcare industry. Mr. Bloem holds a law degree from Vanderbilt University and a Master of Business Administration degree from Harvard Business School. He also is a Certified Public Accountant. Mr. Bloem also is (1) Director of Genesis Healthcare, Inc. (NYSE: GEN) 2015-present; (2) Director of Rotech Healthcare Inc. 2005- present; (3) Director of Bissell, Inc. 1982- 1995, and 2002-present; (4) Director of Imperial Clinical Research Services, Inc. 2000- present; (5) member of the Michigan Bar Association 1975-present; (6) member of Financial Executives International 1989-present; (7) member of the American Institute of Certified Public Accountants 1979-present; (10) member of the Michigan Association of Certified Public Accountants 1979-present; and (11) Chief Fund Agent, Class of 1977, Harvard Business School 1982-present. Past organizational leadership positions held by Mr. Bloem include (1) 17 years as a Director of Allergan, pie, (NYSE: AGN) (formerly Actavis, pie (NYSE: ACT) and Warner Chilcott (NASDAQ WCRX)); (2) 12 years as Chairman of the Board, ResCare, Inc. (2007- 2019); (3) Director of York Risk Services, Group, Inc. (2015-2019); (4) member of the Dean’s Advisory Board, Vanderbilt Law School (2000-2006); (3) member, Calvin College Investment Committee (1988-2002); (4) Trustee, The Kentucky Center of the Arts (2001-2009); and (5) Elder, Calvin Presbyterian Church, Louisville, KY (2001-2006). We believe that Mr. Bloem is qualified to serve as a member of our board of directors because of his extensive experience in the healthcare industry.
Timothy Lavelle has served on the board of directors of Rotech since July 2014. Mr. Lavelle is a partner at Fairfield Dental Partners, a dental partnership organization providing administrative support services to independent dentists. Prior to this, Mr. Lavelle was a senior investment analyst at Silver Point Capital, a registered investment adviser focused on credit and special situations investments, which he joined in 2008. Prior to Silver Point Capital, Mr. Lavelle worked in the investment banking division of Credit Suisse. In addition to Rotech, Mr. Lavelle also sits on the board of directors of the holding company of TridentCare (a mobile clinical services provider), Codere (an international gaming company) and Studio City International Holdings (an integrated resort in Macau). Mr. Lavelle serves on the Audit Committee of Codere and the Nominating and Corporate Governance Committee of Studio City. Mr. Lavelle holds a B.B.A summa cum laude in Finance and Psychology from the University of Notre Dame. We believe that Mr. Lavelle is qualified to serve as a member of our board of directors because of his extensive experience in the financial services industry.
David A. Reganato has served on the board of directors of Rotech since September 2013. Mr. Reganato is a Partner with Silver Point Capital, L.P., an investment advisor, which he joined in November 2002. Prior to Silver Point Capital, L.P., Mr. Reganato worked in the investment banking division of Morgan Stanley. Mr. Reganato also serves on the boards of Studio City International Holdings, Ltd, New Cotai, LLC, Trident Holding Company, LLC, (holding company of Trident Care), Granite Broadcasting LLC and Codere S.A. Mr. Reganato holds a B.S. summa cum laude, in Finance and Accounting from the Stern School of Business at New York University. Mr. Reganato, although an affiliate of Silver Point, is not deemed a lender under the Rotech Healthcare Holdings Credit Facility. We believe that Mr. Reganato is qualified to serve as a member of our board of directors because of his extensive experience in the financial services industry.
Mark Stolper has served on the board of directors of Rotech since April 2016. Mr. Stolper is the Executive Vice President and Chief Financial Officer of RadNet, Inc. (NASDAQ: RDNT). Mr. Stolper has served as Executive Vice President and Chief Financial Officer of RadNet, Inc. a publicly traded operator of medical diagnostic imaging centers, since July 2004. At RadNet, Mr. Stolper directs all financial functions of a national business with over $1.0 billion in revenue and 8,300 employees. Additionally, Mr. Stolper has been an active board member of a healthcare business, where he has fulfilled roles including Chairman, Lead Director and Chairman of Audit, Compensation, Nomination & Governance and Special Transaction committees. Currently, Mr. Stolper serves on the board of directors of Surgalign Holdings, Inc., a publicly traded medical technology company (since March 2017) and Coherus BioSciences, Inc., a publicly traded biotechnology company (since January 2021). Previously, Mr. Stolper served on the board of directors for 21st Century Oncology Holdings, Inc., Surgical Solutions LLC, Physiotherapy Associates, Inc., Metropolitan

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

Health Networks, Inc., and Compumed, Inc. Prior to joining RadNet, Mr. Stolper had various positions in investment banking and private equity. Mr. Stolper holds a B.A. in Economics from the University of Pennsylvania and a B.S.E. in Finance from the Wharton School. Additionally, Mr. Stolper holds a postgraduate Award in Accounting from the University of California, Los Angeles. We believe that Mr. Stolper is qualified to serve as a member of our board of directors because of his extensive experience in the healthcare and financial services industry.
Michael Wartell has served on the board of directors of Rotech since July 2014. He is a Co-Chief Investment Officer of Venor sharing the responsibility of managing Venor’s program and risk management. He has 30 years of experience in principal investing in both high yield and distressed strategies. Prior to founding Venor, he was a Managing Director and co-head of the North American Distressed Research team at Deutsche Bank where he was partly responsible for investing approximately $1.0 billion of capital and managing the team’s research professionals. Prior to joining Deutsche Bank in 1999, Mr. Wartell served as Vice President/Analyst/Trader in Merrill Lynch’s Distressed Debt/Leverage Finance Group between 1993 and 1999, was an analyst at Matrix Asset Advisors between 1992 and 1993, and had worked as an Accountant on the Tax Staff of Arthur Andersen, LLP between 1991 and 1992. Mr. Wartell holds a B.S.E. (Cum Laude) with concentrations in Finance and Accounting from the Wharton School of the University of Pennsylvania. We believe that Mr. Wartell is qualified to serve as a member of our board of directors because of his extensive experience in the financial services industry.
There are no family relationships among any of our executive officers and directors.
Composition of the Board of Directors After this Offering
Our board of directors is currently authorized to have seven members and currently consists of seven members.
In accordance with the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon the completion of this offering, each director’s term will continue until the annual meeting of stockholders next held after his or her election and the election and qualification of his or her successor, or his or her earlier death, resignation or removal.
In addition, we intend to enter into a stockholders agreement with certain affiliates of our Sponsors in connection with this offering. This agreement will grant our Sponsors the right to designate nominees to our board of directors subject to the maintenance of certain ownership requirements in us.
Director Independence
Our board of directors will have undertaken a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Our board of directors has affirmatively determined that each of              ,          and           , representing             of our seven directors following the completion of this offering, qualify as “independent directors” as defined under the listing standards of Nasdaq. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances that our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director and the transactions involving them described in “Certain Relationships and Related Person Transactions.”
Role of the Board in Risk Oversight
One of the key functions of our board of directors is informed oversight of our risk management process. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure. Our executive officers are responsible for the day-to-day management of the material risks we face. Our board of directors administers its oversight function directly as a whole. Our board of directors will also administer its oversight through various standing committees, which will be constituted prior to the completion of this offering, that address risks inherent in their respective areas of oversight. For example, our audit committee will be responsible for overseeing the management of risks associated with our financial

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

reporting, accounting and auditing matters; our compensation committee will oversee the management of risks associated with our compensation policies and programs; and our nominating and corporate governance committee will oversee the management of risks associated with director independence, conflicts of interest, composition and organization of our board of directors and director succession planning.
Board Committees
We anticipate that, prior to the completion of this offering, our board of directors will establish the following committees: an audit committee, a compensation committee and nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Our board of directors may also establish from time to time any other committees that it deems necessary or desirable. Members serve on these committees until their resignation or until otherwise determined by our board.
Audit Committee
Upon completion of this offering, we expect our audit committee will consist of Mr. Bloem,             and         , with Mr. Bloem serving as chair. Our audit committee will be responsible for, among other things:
•
selecting and hiring our independent auditors, and approving the audit and non-audit services to be performed by our independent auditors;

•
assisting the board of directors in evaluating the qualifications, performance and independence of our independent auditors;

•
assisting the board of directors in monitoring the quality and integrity of our financial statements and our accounting and financial reporting;

•
assisting the board of directors in monitoring our compliance with legal and regulatory requirements;

•
reviewing the adequacy and effectiveness of our internal control over financial reporting processes;

•
assisting the board of directors in monitoring the performance of our internal audit function;

•
monitoring the performance of our internal audit function;

•
reviewing with management and our independent auditors our annual and quarterly financial statements;

•
establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; and

•
preparing the audit committee report that the rules and regulations of the SEC require to be included in our annual proxy statement.

The SEC rules and Nasdaq rules require us to have one independent audit committee member upon the listing of our common stock on Nasdaq, a majority of independent directors within 90 days of the effective date of the registration statement and all independent audit committee members within one year of the effective date of the registration statement. Each of        and         will qualify as independent directors under the Nasdaq listing standards and the independence standards of Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Each member of our audit committee will meet the financial literacy requirements of the listing standards of Nasdaq and           is an audit committee “financial expert” as defined by Item 407(d) of Regulation S-K under the Securities Act of 1933, as amended (the “Securities Act”).
Our audit committee will operate under a written charter that satisfies the applicable rules of the SEC and the listing standards of Nasdaq.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

Compensation Committee
Upon completion of this offering, we expect our compensation committee will consist of Mr. Stolper, and      , with Mr. Stolper serving as chair. The composition of our compensation committee will meet the requirements for independence under current listing standards of the Nasdaq and current SEC rules and regulations. The compensation committee will be responsible for, among other things:
•
reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer, evaluating our Chief Executive Officer’s performance in light of those goals and objectives, and, either as a committee or together with the other independent directors (as directed by the board of directors), determining and approving, or making recommendations to the board of directors with respect to, our Chief Executive Officer’s compensation level based on such evaluation;

•
reviewing and approving, or making recommendations to the board of directors with respect to, the compensation of our other executive officers, including annual base salary, bonus and equity-based incentives and other benefits;

•
reviewing and recommending the compensation of our directors;

•
reviewing and discussing annually with management our “Compensation Discussion and Analysis” disclosure required by SEC rules;

•
preparing the compensation committee report required by the SEC to be included in our annual proxy statement; and

•
reviewing and making recommendations with respect to our equity compensation plans.

Our compensation committee will operate under a written charter that satisfies the applicable rules of the SEC and the listing standards of Nasdaq.
Nominating and Corporate Governance Committee
Upon completion of this offering, we expect our nominating and corporate governance committee will consist of Mr. Bloem, and      , with Mr. Bloem serving as chair. The composition of our nominating and corporate governance committee will meet the requirements for independence under current listing standards of Nasdaq and current SEC rules and regulations. The nominating and corporate governance committee is responsible for, among other things:
•
assisting our board of directors in identifying prospective director nominees and recommending nominees to the board of directors;

•
overseeing the evaluation of the board of directors and management;

•
reviewing developments in corporate governance practices and developing and recommending a set of corporate governance guidelines; and

•
recommending members for each committee of our board of directors.

Our nominating and corporate governance committee will operate under a written charter that satisfies the applicable rules of the SEC and the listing standards of Nasdaq.
Compensation Committee Interlocks and Insider Participation
None of our executive officers serves, or in the past year has served, as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our board of directors or compensation committee. None of the members of our compensation committee is an officer or employee of our Company, nor have they ever been an officer or employee of our Company.
Code of Ethics
In connection with this offering, we will adopt a new Code of Business Conduct and Ethics that applies to all of our officers, directors and employees, including our principal executive officer, principal

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

financial officer, principal accounting officer and controller, or persons performing similar functions, which will be posted on our website. Our Code of Business Conduct and Ethics is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our website. The information on, or that can be accessed through, our website is not part of this prospectus and is not incorporated by reference herein. We have included our website address as an inactive textual reference only.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

EXECUTIVE AND DIRECTOR COMPENSATION
Introduction
This section provides an overview of our executive compensation program, including a narrative description of the material factors necessary to understand the information disclosed in the Summary Compensation Table below. For fiscal year 2020, our named executive officers are:
•
Timothy C. Pigg, our President and Chief Executive Officer;

•
Thomas J. Koenig, our Chief Financial Officer and Treasurer; and

•
Robin Menchen, our Chief Operating Officer.

The compensation program for our named executive officers consists principally of the following elements: base salary and performance-based cash bonus. We also provide our named executive officers general employee benefits, the right to participate in our Transaction Bonus Plan as well as certain severance benefits upon certain terminations of employment. None of the named executive officers or other employees of the Company receive any stock or other equity-based compensation, except for participation in the Transaction Bonus Plan by our named executive officers as described below. As an emerging growth company, we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies,” as defined in the rules promulgated under the Securities Act.
Summary of NEO Employment Agreements
Timothy C. Pigg
We are party to an employment agreement with Timothy C. Pigg, dated November 30, 2016, to serve as our President and Chief Executive Officer. Mr. Pigg’s employment agreement has an indefinite term.
Pursuant to his employment agreement, Mr. Pigg is entitled to an initial annual base salary of $525,000 (which is currently $635,250), subject to annual review and adjustment by the Board. During his employment, Mr. Pigg is eligible to receive an annual discretionary bonus ranging from 0% to 100% of his base salary as determined by the Board in its sole discretion and an annual performance bonus with a target bonus of 75% of his annual base salary (and a maximum bonus of 100% of his annual base salary, see “Annual Cash Bonus Compensation”). Mr. Pigg is entitled to participate in the Company’s employee benefit arrangements as in effect from time to time.
Mr. Pigg’s employment agreement includes other customary terms and conditions, including perpetual confidentiality and assignment of intellectual property provisions, and a one-year post-termination noncompetition covenant and a one-year post-termination nonsolicitation and no hire covenant of employees and customers.
Mr. Pigg is also entitled to severance upon certain terminations of employment and payments on a change in control, as described below under “Potential Payments Upon Termination of Employment or Change in Control.”
Thomas J. Koenig
We are party to an employment agreement with Thomas J. Koenig, dated December 1, 2016, to serve as our Chief Financial Officer and Treasurer. Mr. Koenig’s employment agreement has an indefinite term.
Mr. Koenig’s employment agreement provides for an initial annual base salary of $300,000 (which is currently $363,000), subject to annual review and adjustment by the Chief Executive Officer of the Company. During his employment, Mr. Koenig is eligible to receive an annual discretionary bonus ranging from 0% to 100% of his base salary as determined by the Board in its sole discretion and an annual performance bonus with a target bonus of 75% of his annual base salary (and a maximum bonus of 100%

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

of his annual base salary, see “Annual Cash Bonus Compensation”). Mr. Koenig is entitled to participate in the Company’s employee benefit arrangements as in effect from time to time.
Mr. Koenig’s employment agreement includes other customary terms and conditions, including perpetual confidentiality and assignment of intellectual property provisions, and a one-year post-termination noncompetition covenant and a one-year post-termination nonsolicitation and no hire covenant of employees and customers.
Mr. Koenig is also entitled to severance upon certain terminations of employment and payments on a change in control, as described below under “Potential Payments Upon Termination of Employment or Change in Control.”
Robin Menchen
We are party to an employment agreement with Robin Menchen, dated December 1, 2016, to serve as our Chief Operating Officer. Ms. Menchen’s employment agreement has an indefinite term.
Ms. Menchen’s employment agreement provides for an initial annual base salary of $325,000 (which is currently $393,250), subject to annual review and adjustment by the Chief Executive Officer of the Company. During her employment, Ms. Menchen is eligible to receive an annual discretionary bonus ranging from 0% to 100% of her base salary as determined by the Board in its sole discretion and an annual performance bonus with a target bonus of 75% of her annual base salary (and a maximum bonus of 100% of her annual base salary, see “Annual Cash Bonus Compensation”). Ms. Menchen is entitled to participate in the Company’s employee benefit arrangements as in effect from time to time.
Ms. Menchen’s employment agreement includes other customary terms and conditions, including perpetual confidentiality and assignment of intellectual property provisions, and a one-year post-termination noncompetition covenant and a one-year post-termination nonsolicitation and no hire covenant of employees and customers.
Ms. Menchen is also entitled to severance upon certain terminations of employment and payments on a change in control, as described below under “Potential Payments Upon Termination of Employment or Change in Control.”
Base Salary
We pay base salaries to attract, recruit and retain qualified employees. Following the consummation of this offering, we expect that our compensation committee will review and set base salaries of our named executive officers annually.
Annual Cash Bonus Compensation
During fiscal year 2020, our named executive officers were eligible to participate in our annual performance-based cash bonus plan. Following the completion of this offering, our compensation committee intends to continue an annual performance-based cash bonus plan for eligible employees, including our named executive officers.
The bonuses under the cash bonus plan for each of our named executive officers were earned based on achievement of pre-established financial performance criteria (25% based on net revenue, 25% based on Adjusted EBITDA less Base Patient Capex, 25% based on EBITDA and 25% based on adjustments). For fiscal year 2020, the annual target bonus was 75% of base salary for each of Mr. Pigg, Mr. Koenig and Ms. Menchen and the maximum bonus was 100% of base salary, as shown on the chart below.
Performance Level	Percentage Performance Criteria Achieved	Performance Bonus Payable
Less than Threshold	<85%	$0
Threshold	85%	50% of Base Salary
Target	100%	75% of Base Salary
Maximum	≥125%	100% of Base Salary

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

The board of directors determined that the performance criteria for the named executive officers were achieved overall at 128%, resulting in payout of performance bonuses equal to 100% of base salary for each of Mr. Pigg, Mr. Koenig and Ms. Menchen. The bonuses in respect of fiscal year 2020 performance for our named executive officers and other employees were paid in April of 2021.
Transaction Bonus Plan
We have adopted the Rotech Healthcare Holdings Inc. Amended and Restated Transaction Bonus Plan (the “Transaction Bonus Plan”), pursuant to which each of our named executive officers is eligible to receive a transaction bonus in connection with the occurrence of a Payment Trigger (as defined below) based on the enterprise value of the Company as determined for purposes of such Payment Trigger. In the event of a Payment Trigger Mr. Pigg, Mr. Koenig and Ms. Menchen would receive bonuses under the Transaction Bonus Plan in the amount of $7,995,950, $6,208,275 and $6,208,275, respectively and would be entitled to participate in a discretionary bonus pool of $1,687,500, which will be allocated as determined by the Board among the named executive officers to the extent each named executive officer is employed by the Company at the time of the Payment Trigger.
In addition, if the enterprise value of the Company on a Payment Trigger is greater than $1.2 billion, the Transaction Bonus Plan provides that an additional incremental bonus pool equal to 3.75% of the excess of the enterprise value over $1.2 billion (the “Incremental Bonus Pool”) will be allocated among the named executive officers to the extent still employed at the time of the Payment Trigger. The Incremental Bonus Pool will be allocated as follows: (i) 15% of the Incremental Bonus among the named executive officers as determined by the Board in its discretion and (ii) 85% of the Incremental Bonus Pool among the named executive officers as provided in their award letters as follows 39.173333% to Mr. Pigg, 30.413333% to Mr. Koenig and 30.413333% to Ms. Menchen; provided that to the extent one or more of Mr. Pigg, Mr. Koenig and Ms. Menchen, are not employed by the Company at the time of a Payment Trigger, the Incremental Bonus Pool will be reduced by the portion of the Incremental Bonus Pool otherwise allocable to such individual(s) both pursuant to his or her award letter and the portion of the discretionary portion of the Incremental Bonus Pool deemed allocable to such individual(s) (which for this purpose shall be determined as 39.173333% to Mr. Pigg, 30.413333% to Mr. Koenig and 30.413333% to Ms. Menchen).
Payment of any transaction bonus under the Transaction Bonus Plan is subject to the named executive officer’s continued employment through the occurrence of the Payment Trigger and execution of a general release of claims in favor of the Company. Notwithstanding the foregoing, if a named executive officer’s employment is terminated by the Company other than for cause or by the named executive officer for good reason (in each case as defined in the named executive officer’s employment agreement), and a Payment Trigger occurs on or prior to the six-month anniversary of such termination, then such named executive officer’s bonus award will be deemed to not have been forfeited on such termination, and the named executive officer will be entitled to receive payment in respect of such transaction bonus as if he or she had remained employed through the occurrence of the Payment Trigger.
It is anticipated that the completion of this offering will constitute a Payment Trigger described under clause (C) of the definition of Payment Trigger and as a result the named executive officers will receive payment of their transaction bonuses part in cash, part in restricted stock and part in stock options. The number of shares of restricted stock granted as payment of the transaction bonus will be determined based on the fair market value of Company common stock and the number of stock options that will be granted as payment of the transaction bonus will be determined based on a 3.64:1 ratio of option shares to shares of Company common stock. The values of the awards in the case of a Payment Trigger resulting from this offering will be based on the initial offering price. Any shares of restricted stock and stock options granted as payment for part of the transaction bonus will vest in equal installments on the 6-, 12-, and 18-month anniversaries of the Payment Trigger and will become fully vested upon termination of the named executive officer’s employment by the Company without Cause, the named executive officer’s resignation for Good Reason (each as defined in the Transaction Bonus Plan), or termination due to the named executive officer’s death or disability. Any unvested portion of an award will be forfeited only upon termination of the named executive officer’s employment for Cause or resignation by the named executive officer other than for Good Reason.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

For purposes of the Transaction Bonus Plan, a “Payment Trigger” means a consummation of (A) a sale of at least 25% of the equity securities of the Company (whether by merger, consolidation, recapitalization, reorganization, sale of securities, or otherwise), in one transaction or a series of related transactions occurring in a 24-month period, to a third party unaffiliated with the equityholders of the Company as of immediately prior to the Payment Trigger (the “current equityholders”); or (B) a transaction or series of transactions occurring in a 24-month period (whether a merger or consolidation, a recapitalization, or otherwise) that results in the current equityholders receiving aggregate cash distributions in respect of their equity interest in the Company of at least $200,000,000; or (C) a transaction or series of related transactions resulting in the current equityholders shareholdings becoming publicly traded or receiving or holding publicly traded equity securities in respect of their current equity interests (whether through an initial public offering, reverse merger, a SPAC transaction, sale of the Company for a mix of cash and other consideration or otherwise); or (D) a sale by the Company to a third party unaffiliated with the current equityholders of equity securities of the Company for an aggregate cash consideration of at least $200,000,000.
To the extent any payments under the Transaction Bonus Plan could be treated as “excess parachute payments” under Section 280G of the Code, a participant’s entitlement to any such payments will be conditioned upon the approval of such payments by the shareholders of the Company.
In the event of a Payment Trigger that constitutes a Change in Control (as defined in the Transaction Bonus Plan), transaction bonus awards will be paid in cash and in the event of a Payment Trigger (other than a Payment Trigger under clause (C) of the definition of Payment Trigger or a Payment Trigger that constitutes a Change in Control), transaction bonuses will be made in the same form or forms of consideration received by the current equityholders in connection with such Payment Trigger.
In the event of a Payment Trigger that qualifies as an event described under clause (C) of the definition of Payment Trigger or a Payment Trigger that constitutes a Change in Control, the Transaction Bonus Plan will continue in effect following the date of such Payment Trigger solely with respect to payment of any bonus awards earned in connection with such Payment Trigger, and the Transaction Bonus Plan will automatically terminate on the date the final payment (whether in the form of cash, restricted stock, stock options or a combination thereof) under any such earned bonus award is made.
Based on the enterprise value of the Company (assuming for such purpose that the value of a share of the Company’s common stock is equal to the midpoint of the range on the cover page of this prospectus) in connection with the Payment Trigger resulting from the consummation of this offering, Mr. Pigg, Mr. Koenig and Ms. Menchen would receive bonuses under the Transaction Bonus Plan in the amount of $      , $       and $       , respectively.
Summary Compensation Table
The following Summary Compensation Table sets forth information regarding the compensation paid to, awarded to or earned by our President and Chief Executive Officer and our two other most highly compensated executive officers for services rendered in all capacities during the year ended December 31, 2020.
Name and Principal Position	Fiscal Year	Salary ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)	Total ($)
Timothy C. Pigg	2020	580,032	580,032	—	1,160,064
President and Chief Executive Officer
Thomas J. Koenig	2020	331,447	331,447	—	662,894
Chief Financial Officer
Robin Menchen	2020	359,067	359,067	—	718,134
Chief Operating Officer

(1)
Mr. Pigg, Mr. Koenig and Ms. Menchen’s base salaries were increased to $635,250, $363,000 and $393,250, respectively on December 14, 2020.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

(2)
Amounts set forth in the Non-Equity Incentive Plan Compensation column represent cash bonuses paid to each of our named executive officers, based on our achievement of certain financial performance goals for fiscal year 2020.

Potential Payments upon Termination of Employment or Change in Control
Severance Benefits under Employment Agreements
Timothy C. Pigg
Upon a termination of employment by us without “Cause” or a resignation by Mr. Pigg for “Good Reason” (each as defined in his employment agreement), subject to Mr. Pigg’s executing and not revoking a general release of claims, Mr. Pigg will be entitled to base salary continuation for a period of 12 months following the date of termination and a prorated portion of his performance bonus for the year of termination based on actual performance, payable at such time as bonuses are paid to active executives. Pursuant to his employment agreement, Mr Pigg was entitled to continued healthcare insurance coverage for Mr. Pigg and his immediate family members through the 65th anniversary of his birth (which was on July 2, 2019).
If the Company undergoes a “Change in Control” (as defined in his employment agreement) and Mr. Pigg is not named Chief Executive Officer and President of the successor or is removed from such position following the Change in Control, if requested by the Company, Mr. Pigg has agreed to certain transitional assistance for up to one year following the Change in Control, during which time he will be entitled to receive (i) his base salary for the pro rata portion of such period during which he provides transitional assistance and (ii) payment of a reasonably mutually agreed upon performance bonus. If we request that Mr. Pigg provide such transitional assistance, he will not need to resign for Good Reason in order to be entitled to severance in accordance with the above.
Upon a Change in Control, Mr. Pigg will be entitled to receive a change in control bonus determined based on the “Transaction Value” (as defined in his employment agreement), with a minimum bonus of $750,000, payable on the closing of the Change in Control, subject to his continued employment on such date. The offering will not constitute a Change in Control under his employment agreement.
Upon a termination of employment due to his death or disability, Mr. Pigg will be entitled to payment of a prorated performance bonus for the year of termination based on actual performance, payable at the time annual bonuses are paid to active executives. Upon a termination of employment due to his death, Mr. Pigg’s estate would have also been entitled to continued healthcare coverage for Mr. Pigg’s immediate family members through the 65th anniversary of his birth.
Upon any termination of employment, including a resignation without Good Reason or termination for Cause, Mr. Pigg will also be entitled to payment of base salary through the date of termination and any accrued benefits.
Thomas J. Koenig
Upon a termination of employment by us without “Cause” or a resignation by Mr. Koenig for “Good Reason” (each as defined in his employment agreement), subject to Mr. Koenig’s executing and not revoking a general release of claims, Mr. Koenig will be entitled to base salary continuation for a period of 12 months following the date of termination, reimbursement of COBRA premiums for a period of 12 months following the date of termination and a prorated portion of his performance bonus for the year of termination based on actual performance, payable at such time as bonuses are paid to active executives.
Following a “Change in Control” (as defined in his employment agreement), if requested by the Company, Mr. Koenig has agreed to certain transitional assistance for up to one year following the Change in Control, during which time he will be entitled to receive (i) his base salary for the pro rata portion of such period during which he provides transitional assistance and (ii) payment of a reasonably mutually agreed upon performance bonus. If we request that Mr. Koenig provide such transitional assistance, he will not need to resign for Good Reason in order to be entitled to severance in accordance with the above.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

Upon a Change in Control, Mr. Koenig will be entitled to receive a change in control bonus determined based on the “Transaction Value” (as defined in his employment agreement), with a minimum bonus of $450,000, payable on the closing of the Change in Control, subject to his continued employment on such date. The offering will not constitute a Change in Control under his employment agreement.
Upon a termination of employment due to his death or disability, Mr. Koenig will be entitled to payment of a prorated performance bonus for the year of termination based on actual performance, payable at the time annual bonuses are paid to active executives. Upon a termination of employment due to his death, Mr. Koenig’s estate will also be entitled to reimbursement of COBRA premiums for his immediate family members continued healthcare coverage for Mr. Koenig’s immediate family members for a period of 12 months following the date of his death.
Upon any termination of employment, including a resignation without Good Reason or termination for Cause, Mr. Koenig will also be entitled to payment of base salary through the date of termination and any accrued benefits.
Robin Menchen
Upon a termination of employment by us without “Cause” or a resignation by Ms. Menchen for “Good Reason” (each as defined in her employment agreement), subject to Ms. Menchen’s executing and not revoking a general release of claims, Ms. Menchen will be entitled to base salary continuation for a period of 12 months following the date of termination, reimbursement of COBRA premiums for a period of 12 months following the date of termination and a prorated portion of her performance bonus for the year of termination based on actual performance, payable at such time as bonuses are paid to active executives.
Following a ‘‘Change in Control’’ (as defined in her employment agreement), if requested by the Company, Ms. Menchen has agreed to certain transitional assistance for up to one year following the Change in Control, during which time she will be entitled to receive (i) her base salary for the pro rata portion of such period during which she provides transitional assistance and (ii) payment of a reasonably mutually agreed upon performance bonus. If we request that Ms. Menchen provide such transitional assistance, she will not need to resign for Good Reason in order to be entitled to severance in accordance with the above.
Upon a Change in Control, Ms. Menchen will be entitled to receive a change in control bonus determined based on the “Transaction Value” (as defined in her employment agreement), with a minimum bonus of $487,500, payable on the closing of the Change in Control, subject to her continued employment on such date. The offering will not constitute a Change in Control under her employment agreement.
Upon a termination of employment due to her death or disability, Ms. Menchen will be entitled to payment of a prorated performance bonus for the year of termination based on actual performance, payable at the time annual bonuses are paid to active executives. Upon a termination of employment due to her death, Ms. Menchen’s estate will also be entitled to reimbursement of COBRA premiums for her immediate family members continued healthcare coverage for Ms. Menchen’s immediate family members for a period of 12 months following the date of her death.
Upon any termination of employment, including a resignation without Good Reason or termination for Cause, Ms. Menchen will also be entitled to payment of base salary through the date of termination and any accrued benefits.
Compensation of Directors
For services rendered in the year ended December 31, 2020, each non-employee director of the Company received an annual cash retainer of $100,000 ($125,000 for Mr. Stolper), payable in equal quarterly installments. In addition, the chair and members of each board committee receive annual retainers in equal quarterly installments and receive a fee of $1,000 for attending board meetings via teleconference and $2,000 for attending in person. Our employee directors do not receive compensation for board service.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

The following table sets forth a summary of the compensation earned by our non-employee directors in fiscal 2020.
Name	Fees Earned or Paid in Cash ($)
James Bloem	129,000
Timothy Lavelle	119,000
David Reganato	123,000
Mark Stolper	125,000
Michael Wartell	119,000
We anticipate that following the offering each of our non-employee directors will continue to receive an annual director fee, fees for attending meetings of the board of directors as well as committee meetings and will also receive equity awards in connection with their services. In addition, each director will be reimbursed for out-of-pocket expenses in connection with his or her services.
Post-IPO Equity Compensation Plans
2021 Omnibus Incentive Plan
In connection with this offering, our board of directors will adopt, with the approval of our stockholders, our 2021 Omnibus Incentive Plan (the “Omnibus Incentive Plan”) to become effective in connection with the consummation of this offering. This summary is qualified in its entirety by reference to the Omnibus Incentive Plan.
Administration.   The compensation committee of our board of directors (the “Compensation Committee”) will administer the Omnibus Incentive Plan. The Compensation Committee will have the authority to determine the terms and conditions of any agreements evidencing any awards granted under the Omnibus Incentive Plan and to adopt, alter and repeal rules, guidelines and practices relating to the Omnibus Incentive Plan. The Compensation Committee will have full discretion to administer and interpret the Omnibus Incentive Plan and to adopt such rules, regulations and procedures as it deems necessary or advisable and to determine, among other things, the time or times at which the awards may be exercised and whether and under what circumstances an award may be exercised.
Eligibility.   Any current or prospective employees, directors, officers, consultants or advisors of the Company or its affiliates who are selected by the Compensation Committee will be eligible for awards under the Omnibus Incentive Plan. The Compensation Committee will have the sole and complete authority to determine who will be granted an award under the Omnibus Incentive Plan.
Number of Shares Authorized.   Pursuant to the Omnibus Incentive Plan, we have reserved an aggregate of        shares of our common stock for issuance of awards to be granted thereunder. No more than        shares of our common stock may be issued with respect to incentive stock options under the Omnibus Incentive Plan. The maximum grant date fair value of cash and equity awards that may be awarded to a non-employee director under the Omnibus Incentive Plan during any one fiscal year, taken together with any cash fees paid to such non-employee director during such fiscal year, in respect of service as a member of the board of directors during such year will be $       (excluding any one-time awards granted in connection with the consummation of this offering). If any award granted under the Omnibus Incentive Plan expires, terminates, or is canceled or forfeited without being settled, vested or exercised, shares of our common stock subject to such award will again be made available for future grants. Any shares that are surrendered or tendered to pay the exercise price of an award or to satisfy withholding taxes owed, or any shares reserved for issuance, but not issued, with respect to settlement of a stock appreciation right, will not again be available for grants under the Omnibus Incentive Plan.
Change in Capitalization.   If there is a change in our capitalization in the event of a stock or extraordinary cash dividend, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of shares of our common

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

stock or other relevant change in capitalization or applicable law or circumstances, such that the Compensation Committee determines that an adjustment to the terms of the Omnibus Incentive Plan (or awards thereunder) is necessary or appropriate, then the Compensation Committee will make adjustments in a manner that it deems equitable. Such adjustments may be to the number of shares reserved for issuance under the Omnibus Incentive Plan, the number of shares covered by awards then outstanding under the Omnibus Incentive Plan, the limitations on awards under the Omnibus Incentive Plan, or the exercise price of outstanding options, or such other equitable substitution or adjustments as the Compensation Committee may determine appropriate.
Awards Available for Grant.   The Compensation Committee may grant awards of non-qualified stock options, incentive (qualified) stock options, stock appreciation rights (“SARs”), restricted stock awards, restricted stock units, other stock-based awards, other cash-based awards or any combination of the foregoing. Awards may be granted under the Omnibus Incentive Plan in assumption of, or in substitution for, outstanding awards previously granted by an entity acquired by the Company or with which the Company combines, which are referred to herein as “Substitute Awards.”
Stock Options.   The Compensation Committee will be authorized to grant options to purchase shares of our common stock that are either “qualified,” meaning they are intended to satisfy the requirements of Section 422 of the Code for incentive stock options, or “non-qualified,” meaning they are not intended to satisfy the requirements of Section 422 of the Code. All options granted under the Omnibus Incentive Plan will be non-qualified unless the applicable award agreement expressly states that the option is intended to be an incentive stock option. Options granted under the Omnibus Incentive Plan will be subject to the terms and conditions established by the Compensation Committee. Under the terms of the Omnibus Incentive Plan, the exercise price of the options will not be less than the fair market value (or 110% of the fair market value in the case of a qualified option granted to a 10% stockholder) of our common stock at the time of grant (except with respect to Substitute Awards). Options granted under the Omnibus Incentive Plan will be subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by the Compensation Committee and specified in the applicable award agreement. The maximum term of an option granted under the Omnibus Incentive Plan will be 10 years from the date of grant (or five years in the case of a qualified option granted to a 10% stockholder), provided that if the term of a non-qualified option would expire at a time when trading in the shares of our common stock is prohibited by the Company’s insider trading policy, the option’s term will be extended automatically until the 30th day following the expiration of such prohibition (as long as such extension will not violate Section 409A of the Code). Payment in respect of the exercise of an option may be made in cash, by check, by cash equivalent and/or by delivery of shares of our common stock valued at the fair market value at the time the option is exercised, or any combination of the foregoing, provided that such shares are not subject to any pledge or other security interest, or by such other method as the Compensation Committee may permit in its sole discretion, including (i) by delivery of other property having a fair market value equal to the exercise price and all applicable required withholding taxes, (ii) if there is a public market for the shares of our common stock at such time, by means of a broker-assisted cashless exercise mechanism or (iii) by means of a “net exercise” procedure effected by withholding the minimum number of shares otherwise deliverable in respect of an option that are needed to pay the exercise price and all applicable required withholding taxes. In all events of cashless or net exercise, any fractional shares of common stock will be settled in cash.
Stock Appreciation Rights.   The Compensation Committee will be authorized to award SARs under the Omnibus Incentive Plan. SARs will be subject to the terms and conditions established by the Compensation Committee. A SAR is a contractual right that allows a participant to receive, in the form of either cash, shares or any combination of cash and shares, the appreciation, if any, in the value of a share over a certain period of time. An option granted under the Omnibus Incentive Plan may include SARs, and SARs may also be awarded to a participant independent of the grant of an option. SARs granted in connection with an option will be subject to terms similar to the option corresponding to such SARs, including with respect to vesting and expiration. Except as otherwise provided by the Compensation Committee (in the case of Substitute Awards or SARs granted in tandem with previously granted options), the strike price per share of our common stock underlying each SAR will not be less than 100% of the fair market value of such share, determined as of the date of grant and the maximum term of a SAR granted under the Omnibus Incentive Plan will be 10 years from the date of grant.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

Restricted Stock.   The Compensation Committee will be authorized to grant restricted stock under the Omnibus Incentive Plan, which will be subject to the terms and conditions established by the Compensation Committee. Restricted stock is common stock that is generally non-transferable and is subject to other restrictions determined by the Compensation Committee for a specified period. Any accumulated dividends will be payable at the same time that the underlying restricted stock vests.
Restricted Stock Unit Awards.   The Compensation Committee will be authorized to grant restricted stock unit awards, which will be subject to the terms and conditions established by the Compensation Committee. A restricted stock unit award, once vested, may be settled in a number of shares of our common stock equal to the number of units earned, in cash equal to the fair market value of the number of shares of our common stock earned in respect of such restricted stock unit award or in a combination of the foregoing, at the election of the Compensation Committee. Restricted stock units may be settled at the expiration of the period over which the units are to be earned or at a later date selected by the Compensation Committee. To the extent provided in an award agreement, the holder of outstanding restricted stock units will be entitled to be credited with dividend equivalent payments upon the payment by us of dividends on shares of our common stock, either in cash or, at the sole discretion of the Compensation Committee, in shares of our common stock having a fair market value equal to the amount of such dividends (or a combination of cash and shares), and interest may, at the sole discretion of the Compensation Committee, be credited on the amount of cash dividend equivalents at a rate and subject to such terms as determined by the Compensation Committee, which accumulated dividend equivalents (and interest thereon, if applicable) will be payable at the same time that the underlying restricted stock units are settled.
Other Stock-Based Awards.   The Compensation Committee will be authorized to grant awards of unrestricted shares of our common stock, rights to receive grants of awards at a future date, other awards denominated in shares of our common stock, or awards that provide for cash payments based in whole or in part on the value of our common stock under such terms and conditions as the Compensation Committee may determine and as set forth in the applicable award agreement.
Effect of a Change in Control.   Unless otherwise provided in an award agreement, or any applicable employment, consulting, change in control, severance or other agreement between us and a participant, in the event of a change in control (as defined in the Omnibus Incentive Plan), if a participant’s employment or service is terminated by us other than for cause (and other than due to death or disability) within the 12-month period following a change in control, then the Compensation Committee may provide that (i) all then-outstanding options and SARs held by such participant will become immediately exercisable as of such participant’s date of termination with respect to all of the shares subject to such option or SAR; and/or (ii) the restricted period (and any other conditions) will expire as of such participant’s date of termination with respect to all of the then-outstanding shares of restricted stock or restricted stock units held by such participant (including without limitation a waiver of any applicable performance goals); provided that with respect to any award whose vesting or exercisability is otherwise subject to the achievement of performance conditions, the portion of such award that will become fully vested and immediately exercisable will be based on the assumed achievement of actual or target performance as determined by the Compensation Committee and, unless otherwise determined by the Compensation Committee, prorated for the number of days elapsed from the grant date of such award through the date of termination. In addition, the Compensation Committee may in its discretion and upon at least ten days’ notice to the affected persons, cancel any outstanding award and pay the holders, in cash, securities or other property (including of the acquiring or successor company), or any combination thereof, the value of such awards based upon the price per share of the Company’s common stock received or to be received by other shareholders of the Company in connection with the transaction (it being understood that any option or SAR having a per-share exercise price or strike price equal to, or in excess of, the fair market value (as of the date specified by the Compensation Committee) of a share of the Company’s common stock subject thereto may be canceled and terminated without payment or consideration therefor). Notwithstanding the above, the Compensation Committee will exercise such discretion over the timing of settlement of any award subject to Section 409A of the Code at the time such award is granted.
Nontransferability.   Each award may be exercised during the participant’s lifetime by the participant or, if permissible under applicable law, by the participant’s guardian or legal representative. No award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a participant other

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

than by will or by the laws of descent and distribution unless the Compensation Committee permits the award to be transferred to a permitted transferee (as defined in the Omnibus Incentive Plan).
Amendment.   The Omnibus Incentive Plan will have a term of 10 years. The board of directors may amend, suspend or terminate the Omnibus Incentive Plan at any time, subject to stockholder approval if necessary to comply with any tax, exchange rules, or other applicable regulatory requirement. No amendment, suspension or termination will materially and adversely affect the rights of any participant or recipient of any award without the consent of the participant or recipient.
The Compensation Committee may, to the extent consistent with the terms of any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any award theretofore granted or the associated award agreement, prospectively or retroactively; provided that any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any participant with respect to any award theretofore granted will not to that extent be effective without the consent of the affected participant; and provided further that, without stockholder approval, (i) no amendment or modification may reduce the exercise price of any option or the strike price of any SAR, (ii) the Compensation Committee may not cancel any outstanding option and replace it with a new option (with a lower exercise price) or cancel any SAR and replace it with a new SAR (with a lower strike price) or, in each case, with another award or cash in a manner that would be treated as a repricing (for compensation disclosure or accounting purposes), (iii) the Compensation Committee may not take any other action considered a repricing for purposes of the stockholder approval rules of the applicable securities exchange on which our common shares are listed and (iv) the Compensation Committee may not cancel any outstanding option or SAR that has a per-share exercise price or strike price (as applicable) at or above the fair market value of a share of our common stock on the date of cancellation and pay any consideration to the holder thereof. However, stockholder approval is not required with respect to clauses (i), (ii), (iii) and (iv) above with respect to certain adjustments on changes in capitalization.
Clawback/Forfeiture.   Awards may be subject to clawback or forfeiture to the extent required by applicable law (including, without limitation, Section 304 of the Sarbanes-Oxley Act and Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act) and/or the rules and regulations of NASDAQ or other applicable securities exchange, or if so required pursuant to a written policy adopted by the Company or the provisions of an award agreement.
U.S. Federal Income Tax Consequences
The following is a general summary of the material U.S. federal income tax consequences of the grant, exercise and vesting of awards under the Omnibus Incentive Plan and the disposition of shares acquired pursuant to the exercise or settlement of such awards and is intended to reflect the current provisions of the Code and the regulations thereunder. This summary is not intended to be a complete statement of applicable law, nor does it address foreign, state, local or payroll tax considerations. This summary assumes that all awards described in the summary are exempt from, or comply with, the requirement of Section 409A of the Code. Moreover, the U.S. federal income tax consequences to any particular participant may differ from those described herein by reason of, among other things, the particular circumstances of such participant.
Stock Options.   Holders of incentive stock options will generally incur no federal income tax liability at the time of grant or upon vesting or exercise of those options. However, the spread at exercise will be an “item of tax preference,” which may give rise to “alternative minimum tax” liability for the taxable year in which the exercise occurs. If the holder does not dispose of the shares before the later of two years following the date of grant and one year following the date of exercise, the difference between the exercise price and the amount realized upon disposition of the shares will constitute long-term capital gain or loss, as the case may be. Assuming the holding period is satisfied, no deduction will be allowed to us for federal income tax purposes in connection with the grant or exercise of the incentive stock option. If, within two years following the date of grant or within one year following the date of exercise, the holder of shares acquired through the exercise of an incentive stock option disposes of those shares, the participant will generally realize taxable compensation at the time of such disposition equal to the difference between the exercise price and the lesser of the fair market value of the share on the date of exercise or the amount realized on the subsequent disposition of the shares, and that amount will generally be deductible by us for federal

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

income tax purposes, subject to the possible limitations on deductibility under Sections 280G and 162(m) of the Code for compensation paid to executives designated in those Sections. Finally, if an incentive stock option becomes first exercisable in any one year for shares having an aggregate value in excess of $100,000 (based on the grant date value), the portion of the incentive stock option in respect of those excess shares will be treated as a non-qualified stock option for federal income tax purposes.
No income will be realized by a participant upon grant or vesting of an option that does not qualify as an incentive stock option (“a non-qualified stock option”). Upon the exercise of a non-qualified stock option, the participant will recognize ordinary compensation income in an amount equal to the excess, if any, of the fair market value of the underlying exercised shares over the option exercise price paid at the time of exercise, and the participant’s tax basis will equal the sum of the compensation income recognized and the exercise price. We will be able to deduct this same excess amount for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections. In the event of a sale of shares received upon the exercise of a non-qualified stock option, any appreciation or depreciation after the exercise date generally will be taxed as capital gain or loss and will be long-term gain or loss if the holding period for such shares is more than one year.
SARs.   No income will be realized by a participant upon grant or vesting of a SAR. Upon the exercise of a SAR, the participant will recognize ordinary compensation income in an amount equal to the fair market value of the payment received in respect of the SAR. We will be able to deduct this same amount for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.
Restricted Stock.   A participant will not be subject to tax upon the grant of an award of restricted stock unless the participant otherwise elects to be taxed at the time of grant pursuant to Section 83(b) of the Code. On the date an award of restricted stock becomes transferable or is no longer subject to a substantial risk of forfeiture (i.e., the vesting date), the participant will have taxable compensation equal to the difference between the fair market value of the shares on that date over the amount the participant paid for such shares, if any, unless the participant made an election under Section 83(b) of the Code to be taxed at the time of grant. If the participant made an election under Section 83(b), the participant will have taxable compensation at the time of grant equal to the difference between the fair market value of the shares on the date of grant over the amount the participant paid for such shares, if any. If the election is made, the participant will not be allowed a deduction for amounts subsequently required to be returned to us. (Special rules apply to the receipt and disposition of restricted shares received by officers and directors who are subject to Section 16(b) of the Exchange Act). We will be able to deduct, at the same time as it is recognized by the participant, the amount of taxable compensation to the participant for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.
Restricted Stock Units.   A participant will not be subject to tax upon the grant or vesting of a restricted stock unit award. Rather, upon the delivery of shares or cash pursuant to a restricted stock unit award, the participant will have taxable compensation equal to the fair market value of the number of shares (or the amount of cash) the participant actually receives with respect to the award. We will be able to deduct the amount of taxable compensation to the participant for U.S. federal income tax purposes, but the deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.
Section 162(m).   In general, Section 162(m) of the Code denies a publicly held corporation a deduction for U.S. federal income tax purposes for compensation in excess of $1,000,000 per year per person to the executives designated in Section 162(m) of the Code, including, but not limited to, its chief executive officer, chief financial officer and the next three most highly compensated executives of such corporation whose compensation is required to be disclosed in its proxy statement. We reserve the right to award compensation as to which a deduction may be limited under Section 162(m) where we believe it is appropriate to do so.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

Employee Stock Purchase Plan
In connection with this offering, we expect to adopt an employee stock purchase plan, or ESPP, which permits our employees to purchase our shares at a discount, subject to certain limitations set forth in the ESPP.         shares of our common stock will be available for issuance under the ESPP (representing   % of the shares of our common stock on a fully diluted basis assuming that all shares available for issuance under the Omnibus Incentive Plan and ESPP are issued and outstanding).

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS
The following is a summary of transactions since January 1, 2018 to which we have been a participant in which the amount involved exceeded or will exceed $120,000, and in which any of our then directors, executive officers or holders of more than 5% of any class of our capital stock at the time of such transaction, or any members of their immediate family, had or will have a direct or indirect material interest, other than compensation arrangements which are described in “Executive and Director Compensation.”
Agreements with Stockholders
The agreements described in this section, or forms of such agreements as they will be in effect at the time of this offering, are filed as exhibits to the registration statement of which this prospectus forms a part, and the following descriptions are qualified by reference thereto.
Agreements under Rotech Healthcare Holdings Credit Agreement
Our Sponsors and/or their respective affiliates are lenders under the Rotech Healthcare Holdings Credit Facility and therefore will receive a portion of the net proceeds to us from the offering. Silver Point Finance, LLC, an affiliate of Silver Point, serves as administrative agent under the Rotech Healthcare Holdings Credit Agreement and receives an annual administrative agent fee of $125,000 under such agreement. Upon repayment of the Rotech Healthcare Holdings Credit Facility in connection with this offering, Capital Group and its affiliates will receive $     , Silver Point and its affiliates will receive       and Venor and its affiliates will receive $      therefrom.
Registration Rights Agreement
In connection with this offering, we expect to enter into a registration rights agreement with our Sponsors. This agreement will provide our Sponsors with customary “demand” registration rights, an unlimited number of “shelf" registration rights and customary “piggyback” registration rights. The registration rights agreement will also provide that we will pay certain expenses relating to such registrations and indemnify our Sponsors against (or make contributions in respect of) certain liabilities which may arise under the Securities Act. See the section titled “Description of Common Stock—Registration Rights” elsewhere in this prospectus for additional information regarding these registration rights.
Stockholders Agreement
In connection with this offering, we intend to enter into an amended and restated stockholders agreement with our Sponsors. This agreement will require us to nominate for election as our directors at any meeting of stockholders either (i) two individuals designated by each Sponsor that, together with its affiliates, beneficially owns more than 20% of the outstanding shares of our common stock or (ii) one individual designated by each Sponsor that, together with its affiliates, beneficially owns more than 10% but no more than 20% of the outstanding shares of our common stock, as applicable. For clarity, no Sponsor is entitled to designate more than two individuals for nomination as directors pursuant to the stockholders agreement. Each person so designated by one of our Sponsors and thereafter elected or appointed as one of our directors is referred to as a “Stockholder Designee.” If at any time the Stockholder Designees designated by any Sponsor are less than the total number of individuals that such Sponsor is then entitled to designate (whether because of the resignation or removal of a Stockholder Designee, the failure of a person so nominated to be elected by our stockholders or a Sponsor’s having not exercised its designation rights in full prior to that time), the stockholders agreement will require us to nominate for election (by action of stockholders) or appoint (by action of our board) as directors a number of individuals representing such balance, as designated by such Sponsor. For so long as a Sponsor is entitled to nominate Stockholder Designees and has at least one Stockholder Designee then in office as one of our directors, the stockholders agreement will require us to appoint at least one of such Sponsor’s Stockholder Designees to any committee of our board upon such Sponsor’s request, subject to certain exceptions as set forth in the stockholders agreement.
In addition to the above-described nomination right provisions, the stockholders agreement also requires us to afford each of our Sponsors certain information rights and to cooperate with each of our

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

Sponsors in connection with certain future pledges, hypothecations, grants of security interest in or transfers (including to a third party investor) of any or all of the shares of our common stock held by such Sponsor. The stockholders agreement does not contain any agreements between or among our Sponsors regarding the acquisition, holding, voting or disposing of any shares of our common stock held by any of the Sponsors.
The stockholders agreement terminates as to any Sponsor upon such Sponsor’s ceasing to be entitled to designate any individuals for election as our directors under the above-described nomination right provisions or such Sponsor’s earlier written request. The stockholders agreement also permits any Sponsor to assign its rights and obligations under the agreement, in whole or in part, without our prior consent to any transferee of such Sponsor’s shares of our common stock.
Indemnification of Directors and Officers
Our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL. Our amended and restated certificate of incorporation will also provide that our directors will not be liable for monetary damages for breach of fiduciary duty to the fullest extent permitted by the DGCL. In addition, we intend to enter into indemnification agreements with each of our directors and executive officers, which will require us to indemnify these individuals to the fullest extent permitted under the DGCL against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indemnification Agreements” elsewhere in this prospectus for additional information.
Related Persons Transactions Policy
Prior to the completion of this offering, our board of directors will adopt a written statement of policy regarding transactions with related persons, which we refer to as our “related person policy.” Our related person policy requires that a “related person” (as defined in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to our general counsel any “related person transaction” (defined as any transaction that is anticipated would be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. Our general counsel will then promptly communicate that information to our board of directors. No related person transaction entered into following this offering will be executed without the approval or ratification of our board of directors or a duly authorized committee of our board of directors. It is our policy that directors interested in a related person transaction will recuse themselves from any vote on a related person transaction in which they have an interest.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

PRINCIPAL AND SELLING STOCKHOLDERS
The following table sets forth information regarding the beneficial ownership of shares of our common stock as of March 31, 2021 and as adjusted to reflect the sale of        common stock offered by us and        shares of common stock offered by the selling stockholders, in each case, in this offering for (1) the Sponsors, (2) each person, or group of affiliated persons, who is known to us to beneficially own more than 5% of our outstanding common stock, (3) each of our directors and named executive officers, (4) all of our directors and executive officers as a group and (5) each selling stockholder.
The amounts and percentages of shares beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. Except as otherwise indicated in the footnotes below, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated shares.
Applicable percentage ownership is based on           shares of common stock outstanding as of March 31, 2021. For purposes of computing percentage ownership after this offering, we have assumed that (i)           shares of common stock will be issued by us in this offering and        shares of common stock will be issued by the selling stockholders in this offering; (ii) the underwriters will not exercise their option to purchase up to           additional shares granted by us and will not exercise their option to purchase up to           additional shares granted by the selling stockholders and (iii) none of our executive officers, directors or stockholders (other than the selling stockholders) who beneficially own more than 5% of our common stock will participate in this offering. In computing the number of shares of common stock beneficially owned by a person or entity and the percentage ownership of that person or entity, we deemed to be outstanding all shares of common stock subject to options held by that person or entity that are currently exercisable or that will become exercisable within 60 days of           . We did not deem these shares outstanding, however, such shares were included for the purpose of computing the percentage ownership of any other person or entity.
Unless otherwise noted, the address of each beneficial owner is 3600 Vineland Road, Orlando, Florida, 32811.
	Shares Beneficially Owned Prior to this Offering		Shares to be Sold in the Offering		Percentage of Shares Beneficially Owned After this Offering
Name of Beneficial Owner	Shares	%	Assuming Underwriters’ Option is Not Exercised	Assuming Underwriters’ Option is Exercised in Full	Shares	%
Principal Stockholders:
Capital Group(1)	3,435,862	42.9%			3,435,862	42.9%
Silver Point(2)	2,289,021	28.6%			2,289,021	28.6%
Venor(3)	1,338,345	16.7%			1,338,345	16.7%
Directors and Named Executive Officers:
Timothy C. Pigg	—	—	—	—	—	—
Thomas J. Koenig	—	—	—	—	—	—
Robin Menchen	—	—	—	—	—	—
Steven Burres	—	—	—	—	—	—

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

	Shares Beneficially Owned Prior to this Offering		Shares to be Sold in the Offering		Percentage of Shares Beneficially Owned After this Offering
Name of Beneficial Owner	Shares	%	Assuming Underwriters’ Option is Not Exercised	Assuming Underwriters’ Option is Exercised in Full	Shares	%
James Bloem	—	—	—	—	—	—
Timothy Lavelle	—	—	—	—	—	—
David Reganato	—	—	—	—	—	—
Mark Stolper	—	—	—	—	—	—
Michael Wartell	—	—	—	—	—	—
All directors and executive officers as a group (9 persons)	—	—	—	—	—	—

(1)
Consists of 1,916,276 shares held by American High-Income Trust. Tom Chow, David A. Daigle, Tara L. Torrens and Shannon Ward, as portfolio managers, have voting and investment power over the shares of common stock held of record by American High-Income Trust. Consists of 543,172 shares held by The Income Fund of America. Hilda L. Applbaum, Pramod Atluri, David A. Daigle, Paul Flynn, Joyce E. Gordon, Dina N. Perry, John R. Queen, Caroline Randall, Anirudh Samsi, Andrew B. Suzman, Bradley J. Vogt and Shannon Ward, as portfolio managers, have voting and investment power over the shares of common stock held of record by The Income Fund of America. Consists of 342,069 shares held by The Bond Fund of America. Pramod Atluri, David J. Betanzos, David A. Hoag and Fergus N. MacDonald, as portfolio managers, have voting and investment power over the shares of common stock held of record by The Bond Fund of America. Consists of 201,793 shares held by American Funds Insurance Series — American High-Income Trust. Tom Chow, David A. Daigle, Tara L. Torrens and Shannon Ward, as portfolio managers, have voting and investment power over the shares of common stock held of record by American Funds Insurance Series — American High-Income Trust. Consists of 184,138 shares held by American Funds Insurance Series — Asset Allocation Fund. Alan N. Berro, David A. Daigle, Peter Eliot, Jeffrey T. Lager, Jin Lee and John R. Queen, as portfolio managers, have voting and investment power over the shares of common stock held of record by American Funds Issuance Series — Asset Allocation Fund. Consists of 153,793 shares held by Capital Group Global High Income Opportunities (LUX). Robert H. Neithart and David A. Daigle, as portfolio managers, have voting and investment power over the shares of common stock held of record by Capital Group Global High Income Opportunities (LUX). Consists of 94,621 shares held by Capital Group Global High-Income Opportunities Trust (US). Robert H. Neithart and David A. Daigle, as portfolio managers, have voting and investment power over the shares of common stock held of record by Capital Group Global High-Income Opportunities Trust (US). The address for Capital Group is 333 South Hope Street, Los Angeles, California 90071.

(2)
Consists of 2,289,021 shares of common stock held by Silver Point Capital Offshore Master Fund LP (the “Fund”). Silver Point is the investment manager of the Fund and, by reason of such status, may be deemed to be the beneficial owner of all of the reported securities held by the Fund. Silver Point Capital Management, LLC (“Management”) is the general partner of Silver Point and as a result, may be deemed to be the beneficial owner of all securities held by the Fund. Messrs. Edward A. Mulé and Robert J. O’Shea are each members of Management and as a result, may be deemed to be the beneficial owners of all of the securities held by the Fund. Silver Point Management and Messrs. Mule and O’Shea disclaim beneficial ownership of the reported securities held by the Fund except to the extent of their pecuniary interests. The address for Silver Point is 2 Greenwich Plaza, 1st Floor, Greenwich, Connecticut 06830.

(3)
Consists of (i) 1,164,828 shares of common stock held by Venor Capital Master Fund Ltd. (“Venor Master”), (ii) 161,379 shares of common stock held by MAP 139 Segregated Portfolio, a segregated portfolio of LMA SPC (“MAP 139”) and (iii) 12,138 shares of common stock held by Raven

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

Holdings, L.P. (“Raven” and together with Venor Master and MAP 139, the (“Venor Clients.”). Venor Capital Management LP (“Venor Management”) is the investment adviser to the Venor Clients. Venor Capital Management GP LLC (“Venor Management GP”) is the general partner of Venor Management. Each of Michael J. Wartell and Jeffrey A. Bersh is a co-chief investment officer of Venor Management and a managing member of Venor Management GP. As such, Venor Management, Venor Management GP and Messrs. Wartell and Bersh may be deemed to have dispositive control of the shares of common stock held of record by Venor Clients. The address for Venor is 142 West 57th Street, 11th Floor, New York, New York 10019.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

DESCRIPTION OF COMMON STOCK
In connection with this offering, we will amend and restate our certificate of incorporation and our bylaws. The following is a description of the material terms of, and is qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated bylaws, each of which will be in effect upon the consummation of this offering, the forms of which are filed as exhibits to the registration statement of which this prospectus forms a part. Under “Description of Common Stock,” “we,” “us,” “our” and “our company” refer to Rotech Healthcare Holdings Inc. and not to any of its subsidiaries.
Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the DGCL. Upon the consummation of this offering, our authorized capital stock will consist of          shares of common stock, par value $0.001 per share. Unless our board of directors determines otherwise, we will issue all shares of our common stock in uncertificated form. As of March 31, 2021, we had issued and had outstanding 8,000,000 shares of common stock held of record by 131 stockholders.
Common Stock
Holders of our common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors elected by our stockholders generally. The holders of our common stock do not have cumulative voting rights in the election of directors. Upon our liquidation, dissolution, or winding up and after payment in full of all amounts required to be paid to creditors and if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of our common stock do not have preemptive, subscription, redemption, or conversion rights under our amended and restated certificate of incorporation. The common stock will not be subject to further calls or assessment by us. There will be no redemption or sinking fund provisions applicable to the common stock. All shares of our common stock that will be outstanding at the time of the completion of the offering will be fully paid and non-assessable.
Dividend Rights
The DGCL permits the directors, subject to any restriction in the certificate of incorporation, to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation. The capital of the corporation is typically an amount equal to (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets are calculated to be the amount by which the fair value of the total assets of the corporation exceeds its total liabilities, and capital and surplus are not liabilities for such purpose. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, the remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. Declaration and payment of any dividend will be subject to the discretion of our board of directors.
We have no current plans to pay dividends on our common stock following this offering. Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends will be limited by covenants in our existing indebtedness and may be limited by the agreements governing any indebtedness we or our subsidiaries may incur in the future. See “Dividend Policy.”
Anti-Takeover Provisions
Our amended and restated certificate of incorporation, amended and restated bylaws, and the DGCL contain provisions which are summarized in the following paragraphs and that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile or abusive change of control and enhance the ability of our board of directors to maximize stockholder value in connection

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.
Delaware Law
We are subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or, if an affiliate or associate of the corporation, within three years prior to the determination of interested stockholder status, did own) 15% or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.
Rights of Appraisal
Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation in which we are a constituent entity. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation, and who do not thereafter withdraw or otherwise lose their appraisal rights, will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.
Stockholders’ Derivative Actions
Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates .To bring such an action, the stockholder must otherwise comply with Delaware law regarding derivative actions.
Registration Rights
In connection with this offering, we expect to enter into a registration rights agreement with our Sponsors that will provide the Sponsors with certain rights with respect to registration of such shares under the Securities Act. These shares are collectively referred to herein as registrable securities.
The registration rights will provide the holders of registrable securities with demand, piggyback and shelf registration rights as described more fully below. As of March 31, 2021, there was an aggregate of         registrable securities that would have been entitled to these demand registration rights, an aggregate of           registrable securities that would have been entitled to these piggyback registration rights and an aggregate of           registrable securities that would have been entitled to these shelf registration rights.
Demand Registration Rights
Beginning 180 days following the effectiveness of the registration statement of which this prospectus forms a part, the holders of at least 15% of the registrable securities then outstanding will have the right to make one demand in any six-month period, provided that such demand may only be made if the sale of registrable securities is reasonably expected to result in aggregate gross cash proceeds in excess of $10,000,000. We will not be required to cause the offering of registrable securities to be a marketed or underwritten offering unless such holders hold at least 50% of our outstanding common stock.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

Piggyback Registration Rights
If we register any securities for public sale, the holders of our registrable securities then outstanding will each be entitled to notice of the registration and will have the right to include their shares in the registration statement.
The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement.
Shelf Registration
At any time after the completion of this offering, if we are eligible to file a registration statement on Form S-3, the holders of the registrable securities having these rights then outstanding can request that we register the offer and sale of their registrable securities on a registration statement on Form S-3. These stockholders may make an unlimited number of requests for registration. If we determine that it would not be in the best interest of our stockholders to effect such a registration, we have the right to defer such registration, not more than once in any six-month period, for a period of up to 60 days. The right to have such shares registered on Form S-3 is further subject to other specified conditions and limitations.
Expenses of Registration
We will pay all expenses relating to any demand or piggyback registration, other than underwriting discounts and commissions, subject to specified conditions and limitations.
Certificate of Incorporation and Bylaw Provisions
Waiver of Corporate Opportunities
Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees.
Election and Removal of Directors
Under our amended and restated bylaws, the exact number of directors constituting the full board of directors is determined from time to time by resolution of the board. In addition, under our amended and restated bylaws, each director is elected by a majority of the votes cast with respect to the director, except in the case of a “contested election” (as defined in our amended and restated bylaws), in which case a plurality of the votes cast shall be sufficient to elect each director. Upon completion of this offering, each of our directors will serve for a term that expires at the next annual meeting of stockholders after his or her election and until his or her successor is elected and qualified, or until his or her earlier death, resignation or removal.
Under the DGCL, because our directors are elected annually, our directors may be removed by the stockholders at any time, with or without cause. The vote required for stockholders to remove a director is the affirmative vote of a majority of the total voting power of the outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.
No Cumulative Voting
Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation does not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our stock entitled to vote generally in the election of directors will be able to elect all of our directors.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

Authorized but Unissued Common Stock
Delaware law does not require stockholder approval for any issuance of shares that are authorized and available for issuance. However, the listing requirements of Nasdaq, which would apply so long as our common stock remains listed on Nasdaq, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power of our capital stock or then outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital, or to facilitate acquisitions.
One of the effects of the existence of authorized and unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.
Annual Stockholder Meetings
Our amended and restated bylaws will provide that annual stockholder meetings will be held at a date, time, and place, if any, as exclusively selected by our board of directors. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.
Special Stockholder Meetings
Our amended and restated bylaws will provide that special meetings of our stockholders may be called at any time only by the board of directors or by the secretary of the corporation upon request of one or more stockholders of record who, in the aggregate, hold at least 30% of the voting power of all outstanding shares of our common stock, and subject to certain additional procedural requirements specified in our amended and restated bylaws. The DGCL prohibits the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deterring, delaying, or discouraging hostile takeovers, or changes in control or management of the Company.
Stockholder Action by Written Consent
Under the DGCL, unless otherwise provided in a corporation’s certificate of incorporation, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice, and without a vote if a consent or consents in writing, setting forth the action so taken, is or are signed by holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of stock entitled to vote thereon were present and voted. Our amended and restated certificate of incorporation will not restrict such stockholder action by written consent prior to the third anniversary of the first date that our common stock is listed or admitted for trading on Nasdaq pursuant to the offering; however, from and after such third anniversary, our amended and restated certificate of incorporation will prohibit our stockholders from acting by written consent in lieu of a meeting, subject to the rights of holders of any series of our preferred stock outstanding from time to time. In addition, whenever stockholders are permitted to act by written consent, our amended and restated bylaws will require compliance with certain administrative and ministerial procedures, including that any person seeking to request stockholder action by written consent first request that our board of directors fix a record date for such consents.
Advance Notice Requirements for Stockholder Proposals and Director Nominations
Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders or at any special meeting of stockholders called for the purpose of electing directors. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders or any special meeting of our stockholders called for the purpose of

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

electing directors if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our Company.
Exclusive Forum
Our amended and restated certificate of incorporation will provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware lacks jurisdiction over such action or proceeding, then another court of the State of Delaware or, if no court of the State of Delaware has jurisdiction, then the United States District Court for the District of Delaware) shall be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of our Company, (ii) action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or stockholder of our Company to the Company or the Company’s stockholders, (iii) action asserting a claim arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws, or (iv) action asserting a claim governed by the internal affairs doctrine. Our amended and restated certificate of incorporation will further provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. Notwithstanding the foregoing, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act, the Securities Act or any other claim for which the federal courts have exclusive or concurrent jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the foregoing forum selection provisions. Although we believe these provisions will benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against our directors, officers, employees and agents. The enforceability of similar exclusive forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could rule that this provision in our amended and restated certificate of incorporation is inapplicable or unenforceable.
Transfer Agent and Registrar
The transfer agent and registrar for shares of our common stock will be Equiniti Trust Company. The transfer agent and registrar’s address is 1110 Centre Point Curve, Suite 101, Mendota Heights, Minnesota 55120-4101.
Listing
We intend to apply to list our common stock on the Nasdaq Global Select Market under the trading symbol “ROTK.”

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

SHARES ELIGIBLE FOR FUTURE SALE
Immediately prior to this offering, there has been no public market for shares of our common stock and a liquid trading market for our common stock may not develop or be sustained after this offering. We cannot predict the effect, if any, future sales of shares of common stock, or the availability for future sale of shares of common stock, will have on the market price of shares of our common stock prevailing from time to time. The sale of substantial amounts of shares of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate. Furthermore, because only a limited number of shares of our common stock will be available for sale shortly after this offering due to certain contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after such restrictions lapse, or the anticipation of such sales, could adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future. See “Risk Factors—Risks Related to this Offering and Ownership of our Common Stock—A significant portion of our total outstanding shares is and will be restricted from immediate resale following this offering, but if we or our pre-IPO owners sell additional shares of our common stock in the near future or are perceived by the public markets as intending to sell them, the market price of our common stock could decline significantly.”
Upon completion of this offering, we will have a total of        shares of our common stock outstanding, based on the number of shares outstanding as of March 31, 2021. Of the outstanding shares, the        shares sold in this offering (or          shares if the underwriters exercise their option to purchase additional shares in full) will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described below. The remaining outstanding         shares of common stock held by our pre-IPO owners and management after this offering (or          shares if the underwriters exercise their option to purchase additional shares in full) will be deemed restricted securities under Rule 144 and/or subject to the 180-day lock-up period under the lock-up agreements as described below. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below, and, if subject to lock-up agreements, may only be sold after the expiration of the 180-day lock-up period.
We may issue shares of common stock from time to time as consideration for future acquisitions, investments or other corporate purposes. In the event that any such acquisition, investment or other transaction is significant, the number of shares of common stock that we may issue may in turn be significant. We may also grant registration rights covering those shares of common stock issued in connection with any such acquisition and investment.
In addition, the shares of common stock reserved for future issuance under our 2021 Omnibus Incentive Plan (the “Omnibus Incentive Plan”) will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements, a registration statement under the Securities Act, or an exemption from registration, including Rule 144 and Rule 701.
Rule 144
In general, under Rule 144, as currently in effect, a person who is not deemed to be our affiliate for purposes of Rule 144 or to have been one of our affiliates at any time during the three months preceding a sale and who has beneficially owned the shares of common stock proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares of common stock without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares of common stock proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares of common stock without complying with any of the requirements of Rule 144. In general, six months after the effective date of the registration statement of which this prospectus forms a part, under Rule 144, as currently in effect, our affiliates or persons selling shares of common stock on behalf of our affiliates are

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

entitled to sell, within any three-month period, a number of shares of common stock that does not exceed the greater of (1) 1% of the number of shares of common stock then outstanding and (2) the average weekly trading volume of the shares of common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale. Sales under Rule 144 by our affiliates or persons selling shares of common stock on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.
Rule 701
In general, under Rule 701 a person who purchased shares of our common stock pursuant to a written compensatory stock or option plan or contract before the effective date of a registration statement under the Securities Act and who is not deemed to have been one of our affiliates during the immediately preceding 90 days may sell these shares in reliance upon Rule 144, but without being required to comply with the notice, manner of sale or public information requirements or volume limitation provisions of Rule 144. Rule 701 also permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under “Underwriting” included elsewhere in this prospectus and will become eligible for sale upon the expiration of the restrictions set forth in those agreements. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.
Form S-8 Registration Statements
As soon as practicable after the completion of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock or securities convertible into or exchangeable for shares of our common stock issued pursuant to our Omnibus Incentive Plan. See Executive and Director Compensation—Post-IPO Equity Compensation Plans—2021 Omnibus Incentive Plan.” for a description of our equity incentive plans. Any such Form S-8 registration statements will automatically become effective upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below and Rule 144 limitations applicable to affiliates. We expect that the initial registration statement on Form S-8 will cover           shares.
Registration Rights
Under our registration rights agreement, which we will enter into in connection with this offering, the holders of up to          shares of our common stock will, subject to the lock-up agreements referred to above, be entitled to certain rights, subject to certain conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. The registration of these shares of our common stock under the Securities Act would result in these shares becoming eligible for sale in the public market without restriction under the Securities Act immediately upon the effectiveness of such registration, subject to the Rule 144 limitations applicable to affiliates. See the section titled “Description of Common Stock—Registration Rights” for a description of these registration rights.
Lock-Up Agreements
In connection with this offering, we and each of our officers, directors and substantially all of our other security holders, including our Sponsors and the selling stockholders, have agreed not to offer, sell or transfer any of our common stock, stock options or other securities convertible into, exchangeable for, or exercisable for, our common stock for 180 days after the date of this prospectus without the prior written consent of BofA Securities, Inc., Jefferies LLC and UBS Securities LLC on behalf of the underwriters. See “Underwriting” for a more complete description of the lock-up agreements that we, our directors, executive officers, and substantially all of our other existing security holders will enter into in connection with this offering.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

Any determination to release shares subject to the lock-up agreements would be based on a number of factors at the time of determination, including but not necessarily limited to the market price of the common stock, the liquidity of the trading market for the common stock, general market conditions, the number of shares proposed to be sold, contractual obligations to release certain shares subject to the lock-up agreements in the event any such shares are released, subject to certain specific limitations and thresholds, and the timing, purpose, and terms of the proposed sale.
In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with certain of our security holders, including our registration rights agreement and agreements governing our equity awards, that contain market stand-off provisions imposing restrictions on the ability of such security holders to offer, sell or transfer our equity securities for a period of 180 days following the date of this prospectus.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

MATERIAL UNITED STATES FEDERAL INCOME
TAX CONSEQUENCES TO NON-U.S. HOLDERS
The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder (the “Treasury Regulations”), judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service (the “Service”), in each case as in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the Service regarding the matters discussed below. There can be no assurance the Service or a court will not take a contrary position to those discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.
This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code. This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special treatment under U.S. federal income tax laws, including, without limitation:
•
U.S. expatriates and former citizens or long-term residents of the U.S.;

•
persons subject to the alternative minimum tax;

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persons holding our common stock as part of a straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

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banks, insurance companies and other financial institutions;

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real estate investment trusts or regulated investment companies;

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brokers, dealers or traders in securities or currencies;

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“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

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partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

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tax-exempt organizations or governmental organizations;

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persons deemed to sell our common stock under the constructive sale provisions of the Code;

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persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

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persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

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persons required to confirm the timing of income accruals to financial statements pursuant to section 451 of the Code;

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“qualified foreign pension funds” (within the meaning of Section 897(1)(2) of the Code and entities, all of the interests of which are held by qualified foreign pension funds); and

•
tax-qualified retirement plans.

If any partnership or arrangement classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and partners in such partnerships are urged to consult their tax advisors regarding the purchase, ownership and disposition of shares of our common stock.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSIDERATIONS RELATED TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY TAX CONSIDERATIONS RELATED TO THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE APPLICABLE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING AUTHORITY OR UNDER ANY APPLICABLE INCOME TAX TREATY.
Definition of a Non-U.S. Holder
For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “United States person” nor an entity treated as a partnership for U.S. federal income tax purposes. A United States person is any person that is or is treated as any of the following:
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an individual who is a citizen or resident of the U.S. as determined for U.S. federal income tax purposes;

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a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the U.S. any state thereof, or the District of Columbia;

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an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•
a trust (1) whose administration is subject to the primary supervision of a U.S. court and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) that has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions
As described in the section entitled “Dividend Policy” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a non-taxable return of capital up to (and will reduce, but not below zero) a Non-U.S. Holder’s adjusted tax basis in its common stock. Any excess amounts will be treated as capital gain and will be treated as described below under “Sale or Other Taxable Disposition.”
Subject to the discussions below on effectively connected income, backup withholding, and FATCA (as defined below) dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes to us or the applicable withholding agent prior to the payment of dividends a valid Service Form W-8BEN, W-8BEN-E or other applicable documentation (or, in each case, an appropriate successor form) certifying qualification for the lower income tax treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Service.
Non-U.S. Holders are urged to consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.
If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S. (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the U.S. to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid Service Form W-8ECI (or an appropriate successor form), certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S.
Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include such effectively connected dividends.
Non-U.S. Holders are urged to consult their tax advisors regarding any applicable tax treaties that may provide for different rules.
Sale or Other Taxable Disposition
Subject to the discussions below on backup withholding and FATCA (as defined below), a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:
•
the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S. (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the U.S. to which such gain is attributable);

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the Non-U.S. Holder is a nonresident alien individual present in the U.S. for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•
our common stock constitutes a U.S. real property interest (a “USRPI”) by reason of our status as a U.S. real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes at any time within the shorter of (1) the five-year period preceding the Non-U.S. Holder’s disposition of our common stock and (2) the Non-U.S. Holder’s holding period for our common stock.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include such effectively connected gain.
A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on any gain derived from the disposition, which may generally be offset by capital losses of the Non-U.S. Holder allocable to U.S. sources (even though the individual is not considered a resident of the U.S.), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.
With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded on an established securities market,” as defined by applicable Treasury Regulations, during the calendar year in which the disposition occurs and such Non-U.S. Holder owned, actually and constructively, five percent or less of our common stock throughout the shorter of (1) the five-year period ending on the date of the sale or other taxable disposition or (2) the Non-U.S. Holder’s holding period for our common stock. If we were to become a USRPHC and our common stock were not considered to be “regularly traded on an established securities market” during the calendar year in which the relevant disposition by a Non-U.S. Holder occurs, such Non-U.S. Holder (regardless of the percentage of stock owned) would be subject to U.S. federal income tax on a sale or other taxable disposition of our common stock and a 15% withholding tax would apply to the gross proceeds from such disposition.
Non-U.S. Holders are urged to consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.
Information Reporting and Backup Withholding
Payments of dividends on our common stock generally will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the Non-U.S.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

Holder is a United States person and the Non-U.S. Holder either certifies its non-U.S. status, such as by furnishing a valid Service Form W-8BEN, W-8BEN-E or W-8ECI (or, in each case, an appropriate successor form) or otherwise establishes an exemption. However, information returns are required to be filed with the Service in connection with any dividends on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the U.S. or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such Non-U.S. Holder is a United States person, or the Non-U.S. Holder otherwise establishes an exemption. If a Non-U.S. Holder does not provide the certification described above or the applicable withholding agent has actual knowledge or reason to know that such Non-U.S. Holder is a United States person, payments of dividends or of proceeds of the sale or other taxable disposition of our common stock may be subject to backup withholding at a rate currently equal to 24% of the gross proceeds of such dividend, sale, or taxable disposition. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.
Copies of information returns that are filed with the Service may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the Service.
Foreign Account Tax Compliance Act
Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the “Foreign Account Tax Compliance Act” or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (in the future) gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) in the case of a foreign financial institution, certain diligence and reporting obligations are undertaken, (2) in the case of a non-financial foreign entity, the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each of its direct and indirect substantial United States owners, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to noncompliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules.
Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. Proposed Treasury Regulations, which taxpayers may rely upon until final regulations are issued, eliminate withholding under FATCA on payments of gross proceeds.
Prospective investors are urged to consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

UNDERWRITING
BofA Securities, Inc., Jefferies LLC and UBS Securities LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, the selling stockholders and the underwriters, we and the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us and the selling stockholders, the number of shares of common stock set forth opposite its name below.
Underwriter	Number of Shares
BofA Securities, Inc.
Jefferies LLC
UBS Securities LLC
Truist Securities, Inc.
Robert W. Baird & Co. Incorporated
RBC Capital Markets, LLC
Total
Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.
We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.
The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
Commissions and Discounts
The representatives have advised us and the selling stockholders that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $        per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.
The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.
	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount paid by us	$	$	$
Underwriting discount paid by the selling stockholders	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$
The expenses of the offering, not including the underwriting discount, are estimated at $        and are payable by us. We have also agreed to reimburse the underwriters for their expenses relating to clearance of this offering with the Financial Industry Regulatory Authority in an amount up to $        .

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

Option to Purchase Additional Shares
We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to          additional shares of our common stock, and the selling stockholders have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to          additional shares of our common stock, in each case, at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.
No Sales of Similar Securities
We, our executive officers and directors and our other existing security holders, including the selling stockholders, have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of BofA Securities, Inc., Jefferies LLC and UBS Securities LLC. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:
•
offer, pledge, sell or contract to sell any common stock,

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sell any option or contract to purchase any common stock,

•
purchase any option or contract to sell any common stock,

•
grant any option, right or warrant for the sale of any common stock,

•
lend or otherwise dispose of or transfer any common stock,

•
request or demand that we file or make a confidential submission of a registration statement related to the common stock,

•
enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise, or

•
publicly disclose the intention to do any of the foregoing.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.
Nasdaq Global Select Market Listing
We expect the shares to be approved for listing on the Nasdaq Global Select Market, subject to notice of issuance, under the symbol “ROTK.”
Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us, the selling stockholders and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:
•
the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

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our financial information;

•
the history of, and the prospects for, our Company and the industry in which we compete;

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an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•
the present state of our development; and

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

•
the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.
The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.
Price Stabilization, Short Positions and Penalty Bids
Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.
In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on Nasdaq, in the over-the-counter market or otherwise.
Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.
Electronic Distribution
In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.
Other Relationships
Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their patients. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
European Economic Area
In relation to each member state of the European Economic Area (each a “Relevant State”), no Shares have been offered or will be offered pursuant to this offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation), except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:
a.
to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

b.
to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

c.
in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require the Company or any Manager to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
Each person in a Relevant State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the representatives that it is a qualified investor within the meaning of the Prospectus Regulation.
In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant State to qualified investors, in circumstances in which the prior consent of the representatives have been obtained to each such proposed offer or resale.
The Company, the underwriters and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.
For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
The above selling restriction is in addition to any other selling restrictions set out below.
In connection with the offering, the underwriters are not acting for anyone other than the Company and will not be responsible to anyone other than the Company for providing the protections afforded to their clients nor for providing advice in relation to the offering.
Notice to Prospective Investors in the United Kingdom
In relation to the United Kingdom (“UK”), no shares have been offered or will be offered pursuant to this offering to the public in the UK prior to the publication of a prospectus in relation to the shares

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

which has been approved by the Financial Conduct Authority in the UK in accordance with the UK Prospectus Regulation and the FSMA, except that offers of shares may be made to the public in the UK at any time under the following exemptions under the UK Prospectus Regulation and the FSMA:
a.
to any legal entity which is a qualified investor as defined under the UK Prospectus Regulation;

b.
to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

c.
at any time in other circumstances falling within section 86 of the FSMA,

provided that no such offer of shares shall require the Company or any representative to publish a prospectus pursuant to Section 85 of the FSMA or Article 3 of the UK Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.
Each person in the UK who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the representatives that it is a qualified investor within the meaning of the UK Prospectus Regulation.
In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the UK Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in the UK to qualified investors, in circumstances in which the prior consent of the representatives have been obtained to each such proposed offer or resale.
The Company, the underwriters and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.
For the purposes of this provision, the expression an “offer to the public” in relation to any shares in the UK means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, and the expression “FSMA” means the Financial Services and Markets Act 2000.
In connection with the offering, the underwriters are not acting for anyone other than the Company and will not be responsible to anyone other than the Company for providing the protections afforded to their clients nor for providing advice in relation to the offering.
This document is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.
Notice to Prospective Investors in Switzerland
The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to the offering, the Company or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority (“FINMA”), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.
Notice to Prospective Investors in the Dubai International Financial Centre
This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.
Notice to Prospective Investors in Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.
Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.
The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.
This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.
Notice to Prospective Investors in Hong Kong
The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.
Notice to Prospective Investors in Israel
This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the shares is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.
Notice to Prospective Investors in Japan
The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.
Notice to Prospective Investors in Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the shares were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
a.
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

b.
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:
(i)
to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii)
where no consideration is or will be given for the transfer;

(iii)
where the transfer is by operation of law; or

(iv)
as specified in Section 276(7) of the SFA.

Notice to Prospective Investors in Canada
The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

LEGAL MATTERS
The validity of the shares of common stock will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Shearman & Sterling LLP, New York, New York.
EXPERTS
The consolidated financial statements of Rotech Healthcare Holdings Inc. as of December 31, 2020 and 2019 and for each of the two-year period ended December 31, 2020 included in this prospectus have been audited by RSM US LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements have been included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and shares of our common stock, we refer you to the registration statement and to its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and in each instance we refer you to the copy or form of such contract, agreement or document filed as an exhibit to the registration statement. You may inspect these reports and other information without charge at a website maintained by the SEC. The address of this site is http://www.sec.gov.
We maintain an internet site at http://www.rotech.com. The information on, or that can be accessed through, our website is not part of this prospectus and is not incorporated by reference herein. We have included our website address as an inactive textual reference only.
Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act and will be required to file reports and other information with the SEC. You will be able to inspect these reports and other information without charge at the SEC’s website. We intend to make available to our common stockholders annual reports containing consolidated financial statements audited by an independent registered public accounting firm.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

Unaudited Condensed Consolidated Financial Statements of Rotech Healthcare Holdings Inc. and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets as of March 31, 2021 and December 31, 2020	F-27
Unaudited Condensed Consolidated Statements of Operations for the three months ended March 31, 2021 and 2020	F-28
Unaudited Condensed Consolidated Statements of Changes in Stockholders’ Equity (Deficit) for the three months ended March 31, 2021 and 2020	F-29
Unaudited Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2021 and 2020	F-30
Notes to Unaudited Condensed Consolidated Financial Statements	F-31

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
Rotech Healthcare Holdings Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Rotech Healthcare Holdings Inc. and its subsidiaries (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations, stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2020, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
We have served as the Company’s auditor since 2013.
/s/ RSM US LLP
Orlando, Florida
April 30, 2021

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

Rotech Healthcare Holdings Inc. and Subsidiaries
Consolidated Balance Sheets
(In Thousands, Except Share Data)
	December 31, 2020	December 31, 2019
Assets
Current assets:
Cash and cash equivalents	$52,122	$52,666
Accounts receivable	49,678	44,566
Other receivables	8,829	2,865
Income taxes receivable	136	133
Inventories	14,429	11,118
Prepaid expenses	4,431	5,596
Total current assets	129,625	116,944
Property and equipment, net	177,707	137,413
Goodwill	273,237	248,512
Intangible assets, net	22,275	11,667
Deferred tax asset	63,510	—
Other assets	2,156	2,422
Total assets	$668,510	$516,958
Liabilities and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$42,835	$23,970
Accrued expenses and other current liabilities	53,886	50,893
Accrued interest	4,824	6,451
Deferred revenue	12,822	8,185
Current portion of debt	33,513	23,487
Total current liabilities	147,880	112,986
Other long-term liabilities	11,155	6,732
Deferred tax liability	—	23,370
Debt, less current portion	479,717	463,272
Total liabilities	638,752	606,360
Commitments and contingencies (Notes 7 and 10)
Stockholders’ equity (deficit):
Common stock, par value $0.001 per share, 9,600,000 shares authorized, 8,000,000 issued and outstanding at December 31, 2020 and 2019	8	8
Additional paid-in capital	125,911	125,911
Accumulated deficit	(96,161)	(215,321)
Total stockholders’ equity (deficit)	29,758	(89,402)
Total liabilities and stockholders’ equity (deficit)	$668,510	$516,958
See Notes to Consolidated Financial Statements.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

Rotech Healthcare Holdings Inc. and Subsidiaries
Consolidated Statements of Operations
(In Thousands, except share and per share data)
	Year ended December 31, 2020	Year ended December 31, 2019
Revenues	$503,183	$408,304
Costs and expenses:
Cost of revenues:
Product and supply costs	69,698	57,352
Patient service equipment depreciation	68,872	57,610
Operating expenses	59,559	53,134
Total cost of revenues	198,129	168,096
Gross profit	305,054	240,208
Expenses:
Selling, general and administrative	221,838	183,967
Depreciation and amortization	7,913	5,190
Total expenses	229,751	189,157
Operating income	75,303	51,051
Other expenses (income):
Interest expense, net	45,661	52,481
Loss on debt refinance	1,700	4,637
Other expense (income), net	145	(722)
Total other expense	47,506	56,396
Income (loss) before income taxes	27,797	(5,345)
Income tax benefit	(91,363)	(9,148)
Net income	$119,160	$3,803
Net income available to common stockholders per share, basic and diluted	$14.90	$0.48
Weighted average shares outstanding, basic and diluted	8,000,000	8,000,000
See Notes to Consolidated Financial Statements.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

Rotech Healthcare Holdings Inc. and Subsidiaries
Consolidated Statements of Changes in Stockholders’ Equity (Deficit)
(In Thousands, Except Share Data)
	Shares of Common Stock	Par Value Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
Balance at December 31, 2018	8,000,000	$8	$125,911	$(219,124)	$(93,205)
Net loss	—	—	—	3,803	3,803
Balance at December 31, 2019	8,000,000	8	125,911	(215,321)	(89,402)
Net income	—	—	—	119,160	119,160
Balance at December 31, 2020	8,000,000	$8	$125,911	$(96,161)	$29,758
See Notes to Consolidated Financial Statements.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

Rotech Healthcare Holdings Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(In Thousands)
	Year ended December 31, 2020	Year ended December 31, 2019
Cash Flows from Operating Activities:
Net income	$119,160	$3,803
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	77,026	63,516
Payment-in-kind interest added to long-term borrowings	29,506	39,510
Deferred income taxes	(91,338)	(9,235)
Gain on sales of property and equipment	(552)	(996)
Interest rate swap	1,727	2,418
Loss on debt refinance	1,700	4,637
Other	(481)	—
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	(2,470)	1,582
Other receivables	(5,830)	317
Inventories	(2,782)	(3,344)
Prepaid expenses	1,170	(1,094)
Income taxes receivable	(3)	8
Other assets	277	(486)
Accounts payable, accrued expenses and other current liabilities	9,569	847
Accrued interest	(1,627)	(2,255)
Deferred revenue	4,008	1,214
Other long-term liabilities	36	1
Net cash provided by operating activities	139,096	100,443
Cash Flows from Investing Activities:
Purchases of equipment	(76,220)	(60,766)
Cash paid for acquisitions, net of cash acquired	(32,515)	—
Proceeds on sales of equipment	681	1,321
Net cash used in investing activities	(108,054)	(59,445)
Cash Flows from Financing Activities:
Payments on capital leases	(14,105)	(13,794)
Payments on long-term borrowings	(106,944)	(117,502)
Proceeds from long-term borrowing	94,375	106,000
Debt issuance costs	(2,464)	(2,781)
Borrowings on revolving credit facility	32,500	—
Payments on revolving credit facility	(32,500)	—
Payments of other liabilities	(2,448)	(2,902)
Net cash used in financing activities	(31,586)	(30,979)
(Decrease) increase in cash and cash equivalents	(544)	10,019
Cash and cash equivalents:
Beginning	52,666	42,647
Ending	$52,122	$52,666
Supplemental Disclosures of Noncash Investing and Financing Activities:
Property and equipment acquired through finance leases	$24,102	$20,061
Contingent consideration related to acquisitions	$6,233	$—
Property and equipment unpaid and included in accounts payable, accrued expenses and other current liabilities	$27,149	$16,978
Supplemental Disclosure of Cash Flow Information:
Interest paid	$15,933	$12,736
Income taxes paid, net of refunds received	$(20)	$78
See Notes to Consolidated Financial Statements.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

ROTECH HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands)
(1) Nature of Business and Significant Accounting Policies
Basis of presentation
The Company is one of the leading providers of home medical equipment and related products and services (collectively referred to as “HME products and services”) in the United States, with a comprehensive offering of oxygen, ventilators, sleep therapy, wound care and durable medical equipment. The Company provides HME products and services in 45 states through approximately 300 operating locations. As used in these notes, unless otherwise specified or the context otherwise requires, references to the “Company” refers to the business and operations of Rotech Healthcare Holdings Inc. and its subsidiaries and not any other person.
These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). For all periods presented herein, there were no differences between net income and comprehensive income.
The Company’s significant accounting policies are as follows:
Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and balances have been eliminated in the consolidated financial statements.
Use of Estimates
The preparation of these consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and reported amounts of revenues and expenses during the reporting period. Examples include revenue recognition and the valuation of accounts receivable (implicit price concessions); useful lives of goodwill, intangible assets and property and equipment; impairment of long-lived assets; and disclosure of contingent liabilities at the date of the consolidated financial statements. In general, management’s estimates are based upon historical experience and various other assumptions that it believes to be reasonable under the facts and circumstances. Actual results and outcomes may differ materially from management’s estimates and assumptions.
Revenue Recognition
Revenues are principally derived from the rental and sale of HME products and services to customers (patients). The HME products and services are segregated into five core service lines; oxygen, ventilators, sleep therapy; wound care and durable medical equipment.
Revenues are recognized when control of the promised goods and services are transferred to the customers in an amount that reflects the consideration that the Company expects to be entitled to receive from the patient or third-party payor. The contract with the customer is entered into when the Company accepts a written order from a physician. The Company routinely obtains assignment of (or are otherwise entitled to receive) benefits receivable under the health insurance programs, plans or policies of patients (e.g., government and commercial payors) and will bill those payors accordingly. When evaluating the components of revenue the Company uses three portfolios; Government, Commercial, and Patient.
Rental Revenue
The Company’s rental arrangements generally provide for fixed monthly payments established by fee schedules for as long as the patient is using the equipment and medical necessity continues (subject to capped rentals which limit the rental payment period in some instances). Once initial delivery is made to the

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

ROTECH HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands)
patient (initial set up), a monthly billing is established based on the initial set up service date. The Company recognizes rental arrangement revenues ratably over the monthly service period and defers revenue for the portion of the monthly bill which is unearned. No separate revenue is earned from the initial set up process. Fixed monthly payments that the company receives from customers in advance of providing services represent contract liabilities. Such payments primarily relate to patients who are billed monthly in advance and are recognized over the period as earned. During the rental period, the Company is responsible for providing oxygen refills for patients requiring portability and is responsible for servicing and maintaining the equipment based on manufacturers’ recommendations as part of the monthly fee.
Sales Revenue
The performance obligation is met at a point in time once an item is delivered or shipped to the patient. The Company does not have any warranty obligations. The transaction price is determined based on contractually agreed-upon amounts adjusted for estimates of variable consideration such as implicit price concessions using the most likely amount method based on historical collection information and constraints as discussed below in the section titled Billing.
Capitation Revenue
Capitation agreements provide for a fixed fee based on the number of members covered for each month. During each month the Company must provide services to the covered members. Revenues earned from capitation agreements are recognized over the period that the Company is obligated to stand ready to provide services to covered members, primarily a calendar month.
Billing
Revenues are recorded at an amount that reflects the consideration which the Company expects to receive from patients and third-party payors. The Company’s billing system contains payor-specific price tables that reflect the fee schedule amounts, as available, in effect or contractually agreed upon by various government and commercial payors for each item of equipment, service or supply provided to a customer. Revenues are recorded based upon the applicable fee schedule adjusted for estimates of variable consideration.
The Company records variable consideration reduced by implicit price concessions based on a percentage of revenue using historical Company-specific data. The percentage and amounts used to record the implicit price concessions are supported by various methods including current and historical cash collections, as well as actual contractual adjustment experience. A constraint is applied to the variable consideration such that the net revenue is recorded only to the extent that it is probable that a significant reversal in the amount will not occur in the future. This percentage, which is adjusted at least on an annual basis, has proven to be the best indicator of the consideration that the Company expects to receive. Historical collection and adjustment percentages serve as the basis for its estimates of implicit price concessions and consists of:
(1)   Differences between non-contracted third-party payors’ allowable amounts and the Company’s usual and customary billing rate for payors that do not have contracts or fee schedules established with the Company.
(2)   Services for which payment is denied due to audit or recoupment by governmental or third-party payors, or otherwise deemed non-billable by the Company.
(3)   Collection risk related to amounts due from patients for co-payments and deductibles.
Patients and payors are obligated to pay upon billing. The Company does not record any financing charges on balances due. Collection risk is incorporated in the Company’s estimates for implicit price concessions. The Company recognizes revenue only when services have been provided and since the Company has performed under the contract, it has unconditional rights to the consideration recorded as contract assets and therefore classifies those billed and unbilled contract assets as accounts receivable.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

ROTECH HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands)
The Company closely monitors historical contractual adjustment rates, accounts receivable balances, economic conditions, as well as changes in applicable laws, rules and regulations and contract terms to help ensure that estimates are made using the most accurate information it believes to be available. Significant future changes in payor mix, economic conditions or trends in federal and state governmental health care coverage could have a material adverse affect on the collection of accounts receivable, cash flows and results of operations.
Revenue Data
Rental and sale revenues are disaggregated by the following principal service categories:
	December 31, 2020	December 31, 2019
Rental revenues:
Oxygen	$184,388	$152,063
Ventilators	57,986	30,771
Sleep therapy	46,987	44,559
Wound care	8,802	2,003
Durable medical equipment	21,620	19,688
Sale revenues:
Oxygen	13,064	15,399
Sleep therapy	135,950	121,612
Wound care	12,116	709
Durable medical equipment	12,650	12,257
Capitation revenues	9,620	9,243
	$503,183	$408,304
Revenues were disaggregated by the following payor sources as follows:
	December 31, 2020	December 31, 2019
Government
Medicare	$134,324	$109,448
Veterans Administration	62,536	57,978
Medicaid	22,626	16,916
Other	5,894	4,458
Government	225,380	188,800
Commercial	242,319	189,874
Patient	35,484	29,630
	$503,183	$408,304
Accounts Receivable
Accounts receivable are presented at net realizable values that reflect the consideration the Company expects to receive which is inclusive of adjustments for price concessions, as described above. If the payment amount received differs from the estimated net realizable amount, an adjustment is made to the net realizable amount in the period that these payment differences are determined.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

ROTECH HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands)
Included in accounts receivable at December 31, 2020 and 2019 are amounts due from Medicare, Medicaid and other federally funded programs (primarily the Veterans Administration) which represents 45.1% and 49.7% of total outstanding gross receivables, respectively.
Included in accounts receivable are earned but unbilled receivables of $7,402 and $4,500 at December 31, 2020 and 2019, respectively, due to the Company having performed its obligations and having an unconditional right to payment. Billing backlogs, ranging from a day to several weeks, can occur due to delays in obtaining certain required payor-specific documentation from internal and external sources.
Due to the nature of the industry and the reimbursement environment in which the Company operates, certain estimates are required in order to record revenues and accounts receivable at their net realizable values. Inherent in these estimates is the risk that they may have to be revised or updated as additional information becomes available. It is possible that management’s estimates could change, which could have an impact on operations and cash flows. Specifically, the complexity of many third-party billing arrangements, patient qualification for medical necessity of equipment and the uncertainty of reimbursement amounts for certain services from certain payors may result in adjustments to amounts originally recorded.
The Company performs a periodic analysis to review the valuation of accounts receivable and collectibility of outstanding balances. Such analysis takes into consideration factors including the age and composition of the outstanding amounts, historical bad debt experience, business and economic conditions, trends in healthcare coverage, and other specific receivable information. Receivables are considered past due when not collected by established due dates. Specific patient balances are written off after collection efforts have been followed and the account has been determined to be uncollectible. Revisions in reserve estimates are recorded as an adjustment to net revenue in the period of revision.
Cash and Cash Equivalents
Cash and cash equivalents consist of highly liquid debt instruments with original maturities of three months or less at the date of investment. Cash and cash equivalents are invested in money market accounts and certificates of deposit. The Company placed its cash and cash equivalents with one major financial institution. The amount of cash and cash equivalents in excess of the amount insured by the Federal Deposit Insurance Corporation was $51,872 and $52,416 at December 31, 2020 and 2019, respectively.
Inventories
Inventories are stated at the lower of cost (weighted average method) or net realizable value, consisting principally of medical supplies, medical equipment and replacement parts. The Company establishes reserves for inventory estimated to be obsolete, unmarketable or slow-moving.
Property and Equipment
Purchases of property and equipment are recorded at cost. Patient service equipment represents medical equipment rented or held for rental to in-home patients. Patient service equipment is accounted for using a composite method, due to its characteristics of high unit volumes of relative low dollar unit cost items. Under the composite method, the purchase cost of monthly purchases of certain patient service equipment are capitalized and depreciated over the applicable useful life under a straight-line convention, without specific physical tracking of individual items. Each grouping of patient service equipment is assigned a useful life intended to provide proper matching of the cost of patient service equipment with the patient service revenues generated from use of the equipment, when considering the conversion of rental equipment to purchase, wear and tear, damage, loss and ultimately scrapping of patient service equipment over its life. The Company evaluates the useful life under the composite method on an annual basis. Whenever events or circumstances occur which change the estimated useful life of an asset, the change is accounted for prospectively. While the Company believes its current estimates of useful lives are reasonable, significant differences in actual experience or significant changes in assumptions may cause additional changes to future depreciation expense. Patient service equipment depreciation is included in the cost of revenues in the consolidated statements of operations.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

ROTECH HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands)
Other property and equipment is accounted for by a specific identification system. Depreciation for other property and equipment is provided on the straight-line method over the estimated useful lives of the assets, seven years for furniture and office equipment, five years for vehicles, three years for computer equipment, and the shorter of the remaining lease term or the estimated useful life for leasehold improvements. Vehicle depreciation is included in operating expenses within the cost of revenues in the consolidated statements of operations.
Capitalized Software
Included in property and equipment are costs related to internally developed and/or purchased software that are capitalized and amortized over periods varying from three to ten years using the straight-line method. Capitalized costs include direct cost of materials and services incurred in developing or obtaining internal-use software and payroll and payroll-related costs for employees directly involved in the development of internal-use software. Capitalization of such costs ceases when the project is substantially complete and ready for its intended purpose. Costs incurred during the preliminary and post-implementation stages, as well as software maintenance and training costs, are expensed as incurred. During the year ended December 31, 2020 and 2019, the Company recorded approximately $1,486 and $1,394 of additions to internally developed computer software, respectively.
Intangible Assets
Intangible assets include trade names and other identifiable intangible assets which are amortized over a period of their expected useful lives, generally two to fifteen years.
Impairment of Long-Lived Assets
Periodically, when indicators of impairment are present, the Company evaluates the recoverability of the net carrying value of property and equipment and other amortizable intangible assets by comparing the carrying values to the estimated future undiscounted cash flows. A deficiency in these cash flows relative to the carrying amounts is an indication of the need for a write-down due to impairment. The amount of the impairment, if any, is recognized by the amount by which the carrying value exceeds the fair value. Among other variables, factors such as the effects of external changes to the Company’s business environment, competitive pressures, market erosion, technological and regulatory changes are considered factors which could provide indications of impairment. As of December 31, 2020 and 2019, the Company determined that no impairment existed.
Goodwill
Goodwill represents the portion of reorganization value not attributed to specific tangible and identified intangible assets under fresh-start reporting and the excess consideration transferred in a business combination after the fair values of identifiable tangible and intangible assets acquired and liabilities assumed have been recorded. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The Company performs its annual impairment review of goodwill as of October 31st of each year. The Company first uses the qualitative approach to assess whether the existence of events and circumstances to determine that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Qualitative factors include, but are not limited to, underperformance relative to historical or projected future operating results, significant changes in the Company’s overall business, significant negative industry or economic trends. If the Company determines that the threshold is met, then the Company applies a quantitative test to determine the fair value of the Company’s reporting units to their respective carrying amounts and records an impairment charge for the amount by which the carrying amounts exceeds the fair value. The Company operates as one reporting unit. The Company performed its annual impairment review of goodwill and it is not more likely than not that a goodwill impairment exists as of December 31, 2020 and 2019.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

ROTECH HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands)
Business Combinations
The purchase price of an acquisition is allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair value at the date of acquisition. To the extent the purchase price exceeds the fair value of the net identifiable tangible and intangible assets acquired and liabilities assumed, such excess is allocated to goodwill. The Company may adjust the preliminary purchase price allocations, as necessary, for up to one year after the acquisition closing date if it obtains additional information regarding the asset valuations and liabilities assumed. Acquisition related expenses are recognized separately from the business combination and are expensed as incurred. The results of operations of the businesses acquired by the Company are included as of the date of acquisition.
Derivatives
The Company uses derivative instruments, such as interest rate swaps, primarily to manage exposure to interest rate risk inherent in variable rate debt. The Company’s interest rate swap involves the receipt of variable-rate amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the notional amount. The Company does not use derivatives for trading or speculative purposes. The interest rate swap agreement was not designated as a hedge for accounting purposes and will be recorded at fair value. Changes in the fair value are recognized in earnings within interest expense.
Fair Value of Financial Instruments
The Company has adopted Accounting Standards Codification (ASC) 820, Fair Value Measurement (ASC 820) for all assets and liabilities that are recognized or disclosed at fair value in the financial statements. ASC 820 defines fair value as the price that would be received upon the sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.
ASC 820 provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Valuations performed maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:
Level 1
Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.

Level 2
Inputs to the valuation methodology include quoted prices in markets that are not active or quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3
Inputs to the valuation methodology are unobservable, reflecting the entity’s own assumptions about market participants would use in pricing the asset or liability.

Cash and cash equivalents, accounts receivable, other receivables, prepaid assets, accounts payable and accrued expenses and other current liabilities carrying values approximate their fair value based on their short-term nature. The senior secured term loan and second lien secured term carrying amounts approximates fair value due to the variable rate nature of the agreements. The fair value of the Company’s interest rate swap is valued using the fair value and is classified as Level 2 in the fair value measurement hierarchy.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

ROTECH HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands)
The fair value of the contingent consideration related to the business acquisitions was estimated using an options pricing model with a probability-weighted rate of return. As the measurement of the contingent consideration is primarily on significant inputs not observable in the market, it represents a level 3 measurement. The fair value of the contingent consideration decreased $480 during the year ended December 31, 2020 from changes in the forecasted results of annual performance targets. The change in fair value of contingent consideration is included in selling, general and administrative expense within the consolidated statements of operations.
A reconciliation of the Company’s contingent consideration liabilities related to acquisitions is as follows:
Balance at December 31, 2019	$—
Addition for acquisitions	6,233
Change in fair value	(480)
Balance at December 31, 2020	$5,753
Cost of Net Revenues
Cost of net revenues includes the cost of products and supplies sold to patients, patient service equipment depreciation, and certain operating costs related to respiratory services and distribution expenses. Distribution expense represents the cost incurred to coordinate and deliver products and services to the patients. Included in distribution expenses are leasing, maintenance, licensing and fuel costs for the vehicle fleet; shipping and postage expenses; and salaries and other costs related to drivers and dispatch personnel. The Company has adopted the practical expedient in ASC 606, Revenue from Contracts with Customers, to treat these distribution expenses as activities to fulfill the Company’s promise to transfer the goods.
The Company purchases patient service equipment and supplies from a variety of independent suppliers, with whom it generally has long-standing relationships. Although the Company is not dependent upon any one supplier, it currently purchases approximately 81% of its patient service equipment and supplies from five suppliers. The Company typically focuses on one or two suppliers in each product category in an effort to maximize delivery efficiency and gross margins. The Company does believe that most of its supplies can be provided by multiple suppliers; however, loss or disruption of a supplier relationship could cause delays in service delivery which could adversely affect its financial condition, revenues, profit margins, profitability, operating cash flows and result of operations.
Advertising Expense
Advertising costs are expensed as incurred. For the year ended December 31, 2020 and 2019, advertising expenses were $111 and $121, respectively.
Rebates and Early Pay Discounts Earned
The Company accounts for rebates and early pay discounts earned in accordance with ASC 705-20, Accounting for Consideration Received from a Vendor. Rebates and early pay discounts for products purchased during a reporting period are estimated and recorded based on a systematic and rational allocation of the cash consideration offered from each vendor to each of the underlying transactions that results in progress toward earning the rebate or refund provided the amounts are probable and reasonably estimable. All rebates based upon volume discounts are recorded as a reduction of the prices for those vendor’s products, and characterize the rebate as a reduction of cost of net revenues in the consolidated statements of operations. If the consideration is not probable and reasonably estimable, it is recognized as the milestones are achieved.
CARES Act
On March 27, 2020, the Coronavirus Aid, Relief and Economic Security Act (CARES Act) was signed into legislation in response to the Novel Coronavirus Pandemic (COVID-19). The CARES Act

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

ROTECH HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands)
authorizes the Federal government to distribute $175 million in payments to healthcare providers through the Public Health and Social Services Emergency Fund (Provider Relief Fund). Of this total allocated amount, $30 million was distributed immediately to providers based on their proportionate share of Medicare fee-for-service reimbursements in 2019. On April 10, 2020, the Company received $9,433 from the CARES Act Provider Relief Fund. As a condition of receiving the funds the Company was required to sign an attestation confirming the receipt of the funds and agree to the terms and conditions of payment. Under the terms and conditions for receipt of the payments, the Company is allowed to use the funds to cover lost revenues and health care costs related to COVID-19 and is required to properly and fully document the use of the funds in reports to the U.S. Department of Health and Human Services (HHS).
In the absence of specific guidance to account for government grants under GAAP, the Company has decided to account for the government grants in accordance with International Accounting Standards 20, Accounting for Government Grants and Disclosure of Government Assistance, and as such the Company recognizes grant payments on a systematic basis in line with the recognition of expenses or increases in the costs of certain capital expenditures for with the grants are intended to compensate. The Company will only utilize the Provider Relief Funds to the extent that there are COVID-19 related expenses. During 2020, the Company recorded a reduction in purchases of property plant and equipment of $4,266, a reduction in cost of revenues of $1,738 from increased activity of sourcing additional equipment and maintaining existing equipment to keep it in circulation and a reduction in selling, general and administrative expense of $2,468 due to COVID-19 related costs incurred during the period. The remaining funds are expected to be used by June 30, 2021 in accordance with the current guidance issued by HHS and are included in the accompanying consolidated balance sheet within deferred revenue.
HHS has indicated that the CARES Act Provider Relief Funds are subject to ongoing reporting and changes to the terms and conditions which the Company continues to monitor. To the extent that reporting requirements and terms and conditions are modified in the future, it may affect the Company’s ability to comply and may require the return of funds. Furthermore, HHS has indicated that it will be closely monitoring and, along with the Office of Inspector General (United States) (OIG), auditing providers to ensure that recipients comply with the terms and conditions of relief programs and to prevent fraud and abuse. All providers will be subject to civil and criminal penalties for any deliberate omissions, misrepresentations or falsifications of any information given to HHS.
Income Taxes
The Company accounts for income taxes under the asset and liability method in accordance with ASC 740, Income Taxes (ASC 740). As specified by ASC 740, the tax effects of an economic transaction are recognized only if it is “more-likely-than-not” to be sustained solely on its technical merits. The “more-likely-than-not” threshold represents a positive assertion by management that a company is entitled to the economic benefits of a tax position. If a tax position is not considered “more-likely-than-not” to be sustained based solely on its technical merits, no benefits of the tax position are to be recognized.
Income taxes are recognized for the amount of taxes payable or refundable for the current period and deferred tax assets and liabilities are recognized for the future tax consequences of transactions that have been recognized in the Company’s consolidated financial statements or tax returns. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities recognized in income in the period the rate change is enacted. A valuation allowance is provided when it is more likely than not that some portion, or all, of the deferred tax asset will not be realized. The Company evaluates all positive and negative evidence, including scheduled reversals of existing deferred tax liabilities, projected future taxable income and tax planning strategies.
The Company recognizes interest and penalties on taxes, if any, within income tax (benefit) expense in the consolidated statement of operations.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

ROTECH HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands)
Earnings Per Common Share
Basic earnings per share (EPS) is computed by dividing the net earnings available to common stockholders by the weighted average number of common shares outstanding for the periods. Diluted EPS reflects the potential dilution of securities that could share in the earnings and are based upon the weighted average number of common and common equivalent shares outstanding during the year. There is no difference between the weighted average number of common shares for basic and diluted.
Segment Information
The Company has evaluated segment reporting in accordance with FASB ASC No. 280, Segment Reporting. The Company’s Chief Operating Officer is its chief operating decision maker. The chief operating decision maker reviews financial information about the business at the enterprise-wide consolidated level when allocating the resources of the Company and assessing business performance. Accordingly, the Company has determined that its business activities comprise a single operating and reportable segment.
Recent Accounting Pronouncements
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (ASU 2016-02), which requires lessees to recognize certain leases on its balance sheet and disclose key information about leasing arrangements. Under the guidance, lessees are required to recognize lease liabilities, which represents the discounted obligations to make future minimum lease payments and corresponding right-of-use (ROU) assets on the balance sheet for most leases. Leases will be classified as either finance or operating, with classification affecting the pattern and classification of expense recognition on the income statement. The ASU is effective for fiscal years beginning after December 15, 2021 and interim periods with fiscal years beginning after December 15, 2022. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is currently evaluating the impact of adoption of these new standards on the consolidated financial statements. While the Company continues to assess all of the effects of adoption, it currently believes the most significant effect relates to the recognition of new material ROU assets and lease liabilities on its consolidated balance sheet for its real estate operating leases and providing significant new disclosures about its leasing activities.
In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (ASU 2016-13), which introduced a new model for recognizing credit losses on financial instruments based on an estimate of the current expected credit losses. The new current expected credit losses, or CECL, model generally calls for the immediate recognition of all expected credit losses and applies to financial instruments and other assets, including accounts receivable and other financial assets measured at amortized cost, debt securities and other financial assets. This guidance replaces the current incurred loss model for measuring expected credit losses, requires expected losses on available-for-sale debt securities to be recognized through an allowance for credit losses rather than as reductions in the amortized cost of the securities, and provides for additional disclosure requirements. The ASU is effective for the Company for the annual reporting period beginning January 1, 2023. The Company is currently evaluating the effects adoption of ASU 2016-13 will have on its financial statements.
In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (ASU 2017-04). The new guidance simplifies the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The new guidance also improves consistent application of and simplifies U.S. GAAP for other areas of Topic 740 by clarifying and amending the existing guidance. ASU 2019-12 is effective for fiscal years beginning after December 15, 2021, with early adoption permitted. The Company is currently evaluating the effect of the new guidance.
In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provide optional expedients and

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

ROTECH HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands)
exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions that reference London Interbank Offered Rate (LIBOR) or another reference rate expected to be discontinued because of reference rate reform if contract modifications are made on or before December 31, 2022. The amendments in this update are effective for all entities as of March 12, 2020 however, it cannot be applied to contract modifications that occur after December 31, 2022. The Company currently has debt agreements which utilize LIBOR, as discussed in Note 5. The Company believes that the transition from LIBOR will not have a material effect on the financial statements.
(2) Property and Equipment
Property and equipment consists of the following at December 31:
	2020	2019
Patient service equipment	$256,382	$203,359
Furniture, office equipment, computers and software	48,249	44,207
Vehicles	24,282	22,773
Leasehold improvements	6,810	6,925
	335,723	277,264
Less accumulated depreciation	158,016	139,851
	$177,707	$137,413
Depreciation expense was $73,141 and $61,467 for the years ended December 31, 2020 and 2019, respectively.
(3) Goodwill and Intangible Assets
The changes in goodwill are as follows:
Balance at December 31, 2018	$248,512
Balance at December 31, 2019	248,512
Acquisitions	24,725
Balance at December 31, 2020	$273,237
Intangible assets consist of the following as of December 31:
	2020		2019
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Intangible assets subject to amortization:
Tradename	$23,002	$9,779	$20,000	$8,333
Other intangibles	11,250	2,198	—	—
Total intangible assets	$34,252	$11,977	$20,000	$8,333
During the year ended December 31, 2020, the Company recorded $3,002 in tradenames and $11,250 of other intangibles related to acquisitions. Amortization expense related to identifiable intangible assets, which is included in depreciation and amortization, excluding patient equipment depreciation, in the accompanying statements of operations was $5,621 and $3,263 for the years ended December 31, 2020 and 2019, respectively. The weighted average useful life of intangible assets was 11 years and eight years as of December 31, 2020 and 2019, respectively.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

ROTECH HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands)
The following table presents the Company’s estimate of amortization expense for each of the five succeeding fiscal years for intangible assets that exist at December 31, 2020:
For the years ending December 31:
2021	6,150
2022	4,989
2023	2,604
2024	1,590
2025	1,570
Thereafter	5,372
$22,275
(4) Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities consist of the following at December 31:
	2020	2019
Accrued salaries and wages	$14,840	$12,154
Accrued insurance and other claims	8,810	8,470
Accounts receivable credit balances	8,983	8,131
Accrued extended vendor payment terms	16,849	18,598
Accrued estimated settlement payment	1,752	2,163
Sales tax payable	419	419
Other	2,233	958
	$53,886	$50,893
(5) Debt
The Company’s debt consists of the following at December 31:
	2020	2019
Finance lease obligations with interest implied at fixed rates, due in equal monthly installments, maturing from January 2021 through July 2025, collateralized by equipment	$35,516	$25,459
Rotech Healthcare Inc. Credit Facility	335,000	250,000
Rotech Healthcare Holdings Credit Facility	144,368	212,431
Subtotal	514,884	487,890
Less unamortized debt issuance costs	1,654	1,131
Less current portion of debt	33,513	23,487
Debt, less current portion	$479,717	$463,272
Rotech Healthcare Inc. Credit Facility
On December 17, 2020, Rotech Healthcare Inc. entered into a second amended and restated senior secured credit agreement with several lenders with Truist Bank as administrative agent, swingline lender and issuing back and Truist Securities, Inc., Regions Bank, Citizens Bank and Fifth Third Bank, National Association, as joint lead arrangers and joint bookrunners (the “Second Restated Credit Agreement”). The

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

ROTECH HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands)
Second Restated Credit Agreement increased the maximum credit amount to $425,000 and is comprised of three parts, a term loan in the amount of $335,000, a working capital revolving credit facility with a maximum borrowing amount of $15,000, an acquisition revolving credit facility with a maximum borrowing amount of $75,000 and the ability to incur up to $50,000 of additional revolving commitments and/or term loan indebtedness subject to certain terms and conditions. The proceeds of this transaction were used to payoff the Restated Credit Agreement and $100,000 was used to pay down principal and interest of the Rotech Healthcare Holdings Inc. Credit Facility as discussed below. The Second Restated Credit Agreement has a maturity date of December 17, 2025. Principal payments are due quarterly beginning March 31, 2021 in the amount of $4,188. The interest per annum is the one month LIBOR plus the applicable margin. The Company incurred $764 of debt issuance costs associated with the closing for the Second Restated Credit Agreement. Such costs were deferred and are being amortized over the term of the loan under the effective interest method. As a result of this second amendment and restatement the Company recorded a $1,700 loss on debt refinance related to transaction costs. Amortization of debt issuance costs was $241 and $716 for the years ended December 31, 2020 and 2019, respectively and is included in interest expense, net in the accompanying consolidated statement of operations.
On October 24, 2019, Rotech Healthcare Inc. entered into an amended and restated senior secured credit agreement with several lenders with SunTrust Bank as administrative agent and issuing lender and SunTrust Robinson Humphrey, Inc., Regions Bank and Fifth Third Bank, as joint lead arrangers and bookrunners (the “Restated Credit Agreement”). The Restated Credit Agreement increased the maximum credit amount to $315,000 and was comprised of three parts, a term loan in the amount of $250,000, a working capital revolving credit facility with a maximum borrowing amount of $15,000 and an acquisition revolving credit facility with a maximum borrowing amount of $50,000. The proceeds of this transaction were used to payoff the Credit Agreement and $100,000 was used to pay down principal and interest of the Rotech Healthcare Holdings Inc. Credit facility as discussed below. The Restated Credit Agreement had a maturity date of October 24, 2024 with principal payments due quarterly of $3,125. The interest per annum was one month LIBOR or the base rate, which was the higher of a) the prime rate, (b) the federal funds effective rate plus 0.50%, or (c) LIBOR for an interest period of one month plus 1.0% in each case, plus the applicable margin. The Company incurred $698 of debt issuance costs associated with the closing for the Restated Credit Agreement. Such costs were deferred and were being amortized over the term of the loan under the effective interest method. As a result of this amendment and restatement the Company recorded a $4,637 loss on debt refinance related to unamortized debt issuance costs of $2,554 and $2,083 of transaction costs for the year ended December 31, 2019.
On April 6, 2018, Rotech Healthcare Inc. entered into a senior secured credit agreement with several lenders with SunTrust Bank as administrative agent and issuing lender and SunTrust Robinson Humphrey, Inc., Regions Bank and Fifth Third Bank, as joint lead arrangers and bookrunners (the “Credit Agreement”). The Credit Agreement had a maximum credit amount of $185,000 and was comprised of two parts, a term loan in the amount of $160,000 and a revolving credit facility with a maximum borrowing amount of $25,000. The proceeds of this transaction were used to payoff first lien credit agreement dated September 27, 2013 with several lenders with Walls Fargo Bank National Association as administrative agent and issuing lender and Wells Fargo Principal Lending, LLC, as sole lead arranger and sole bookrunner. The Credit Agreement had a maturity date of April 6, 2023. Principal payments were due quarterly as follows: (i) $1,000 per quarter beginning June 30, 2018; (ii) $2,000 per quarter beginning June 30, 2019; (iii) $3,000 per quarter beginning June 30, 2022. The interest per annum was one month LIBOR or the base rate, which was the higher of a) the prime rate, (b) the federal funds effective rate plus 0.50%, or (c) LIBOR for an interest period of one month plus 1.0% in each case, plus the applicable margin. The Company incurred $4,342 of debt issuance costs associated with the closing for the Credit Agreement. Such costs were deferred and were being amortized over the term of the loan under the effective interest method.
The Second Restated Credit Agreement provides for mandatory prepayment and defined prepayment premiums upon the occurrence of certain specified events. The Second Restated Credit Agreement contains customary covenants for financings of this type, that limit the Company’s ability to, among other things: sell assets; pay dividends or make other distributions or repurchase or redeem stock; incur or guarantee additional indebtedness; incur certain liens; make loans and investments; enter into

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

ROTECH HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands)
agreements restricting subsidiaries’ ability to pay dividends; consolidate, merge or sell all or substantially all assets, and enter into transactions with affiliates. The Second Restated Credit Agreement also contains certain financial covenants, including requirements regarding a maximum consolidated net leverage ratio and a minimum consolidated fixed charge coverage ratio, as defined under the Second Restated Credit Agreement.
The Second Restated Credit Agreement contains customary events of default. Such events of default include, but are not limited to: (i) the failure to pay principal or interest when due, (ii) the breach or failure to perform certain covenants (including the failure to comply with financial covenants) or obligations and, as applicable, the failure to cure the same within a specified number of days, (iii) material breach of the Company’s representations and warranties, (iv) the occurrence of a change of control (as defined in the credit agreement), and (v) the commencement of any proceeding relating to bankruptcy by the Company or any guarantor. The Second Restated Credit Agreement also provides that a default under any other indebtedness results in a cross default under this credit agreement. Under certain circumstances, if an event of default occurs and is continuing, payment of amounts due under the credit agreement may be accelerated and the lending commitments under the credit agreement may be terminated.
Borrowings under the Second Restated Credit Agreement are secured by a first priority security interest in substantially all of the Company’s assets and are guaranteed by all of the Company’s wholly-owned subsidiaries. Each guarantee is full and unconditional and joint and several. The Company holds all of its assets and conducts all of its operations through its wholly-owned subsidiaries and does not have independent assets and operations.
As of December 31, 2020, the available borrowings under the revolving credit facility have been reduced by the amount of outstanding letters of credit totaling $4,643. As of December 31, 2020, there were no borrowings on the working capital revolving credit facility or the acquisition revolving credit facility.
Rotech Healthcare Holding Credit Facility
On December 17, 2020, Rotech Healthcare Holdings Inc. entered into a second consent and amendment to the second lien credit agreement (Rotech Healthcare Holdings Credit Facility) with several lenders and other financial institutions with Silver Point Finance, LLC as administrative agent (the Lenders). This second consent and amendment acknowledges the prepayment of $100,000 from the proceeds of the Second Restated Agreement consisting of $97,569 of principal and $2,431 of interest. Silver Point Finance, LLC as administrative agent receives an annual fee of $125.
On October 24, 2019, Rotech Healthcare Holdings Inc. entered into a first consent and amendment to the second lien credit agreement with the Lenders. This first consent and amendment acknowledges the prepayment of $100,000 from the proceeds of the Restated Credit Agreement consisting of $99,461 and $539 of interest. On April 1, 2019, the Company paid $5,042 of principal and $158 of interest.
On April 6, 2018, Rotech Healthcare Holdings Inc. entered into a second lien credit agreement (Second Lien Credit Agreement), with the Lenders. Pursuant to the Second Lien Credit agreement the Lenders have provided a payment-in-kind term loan in an aggregate principal amount of $259,259. The Second Lien Credit Agreement is scheduled to mature on September 6, 2023. The interest rate under the Second Lien Credit Agreement is equal to three month LIBOR plus 11% (13% as of December 31, 2020). In no event will the LIBOR be less than 2% in the calculation of interest. As a payment-in-kind term loan facility, accrued interest is added to principal amount on each interest payment date. For the year ended December 31, 2020 and 2019, interest in the amount of $29,506 and $39,510 was added to principal, respectively.
The Second Lien Credit Agreement provides for mandatory prepayment upon the occurrence of certain specified events. The Second Lien Credit Agreement contains customary covenants for financings of the type, as well as customary events of default. The covenants and events of default are substantially the same as discussed about under the Rotech Healthcare Inc. Credit Facility.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

ROTECH HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands)
Capital Leases
The Company has acquired patient medical equipment and vehicles through multiple capital leases. The capital lease obligations represent the present value of minimum lease payments with are payable monthly at various interest rates. At December 31, 2020, the Company had $69,531 of patient service equipment and vehicles under finance leases with accumulated depreciation of $30,045 included in property and equipment, net in the accompany consolidated balance sheets. At December 31, 2019, the Company had $34,431 of patient service equipment and vehicles under capital leases with accumulated depreciation of $14,568 included in property and equipment, net in the accompany consolidated balance sheets. Required future payments for finance lease obligations and the present value of net minimum finance lease payments are as follows:
For the years ending December 31:
2021	$18,120
2022	12,880
2023	6,541
2024	92
2025	31
Future minimum finance lease payments	37,664
Less amounts representing interest	2,148
Present value of minimum finance lease payments	35,516
Less current portion	16,778
Long-term portion	$18,738
Long-term Debt Maturities
Long-term debt maturities are as follows:
For the years ending December 31:
2021	$33,513
2022	29,030
2023	167,484
2024	16,830
2025	268,027
$514,884
Interest Expense, Net
Interest expense, net is as follows for the year ended December 31:
	2020	2019
Interest expense	$45,538	$52,400
Amortization of debt issue costs	241	716
Interest income	(118)	(635)
Interest expense, net	$45,661	$52,481
(6) Interest Rate Swap
On June 14, 2018, the Company entered into an interest rate swap agreement with an initial notional amount of $119,250, designated as a cash flow hedge, to hedge the variability of cash flows of a

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

ROTECH HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands)
portion of interest payments associated with the Company’s variable rate debt. The effective date of the interest rate swap is June 30, 2018 and the maturity date is April 6, 2023. The interest rate swap agreement swaps a one-month LIBOR rate for a fixed rate of 2.945%. The notional amount at December 31, 2020 was $106,500 and the fair value was a liability of $6,417 and is included in other long-term liabilities on the accompanying consolidated balance sheets. The notional amount at December 31, 2019 was $112,500 and the fair value was a liability of $4,690 and is included in other long-term liabilities on the accompanying consolidated balance sheets.
(7) Lease Commitments
The Company operates principally in leased offices and warehouse facilities. Lease terms range from three to ten years with renewal options for additional periods. Many leases provide that the Company pay taxes, maintenance, insurance and other expenses. Rentals are generally increased annually by the Consumer Price Index, subject to certain maximum amounts defined within individual agreements.
The Company recognizes rent expense on a straight-line basis over the expected lease term. Rental expense for building and vehicle leases approximated $14,881 and $14,440 for the years ended December 31, 2020 and 2019, respectively, and is included in selling, general and administrative expenses in the consolidated statements of operations. The difference between the straight-line expense and the rent payments is recorded as a liability or asset as applicable. The short-term portion is a liability of $36 and $8 at December 31, 2020 and 2019, respectively, and is included in the consolidated balance sheet within accrued expenses and other current liabilities. The long-term liability portion of $326 and $290 at December 31, 2020 and 2019, respectively, is included in other long-term liabilities.
Future minimum rental commitments under non-cancelable leases, for corporate offices, billing centers and branch locations, are as follows:
For the years ending December 31:
2021	$8,651
2022	6,044
2023	3,177
2024	960
2025	532
Thereafter	198
$19,562
(8) Income Taxes
Income tax benefit consists of:
	Year ended December 31, 2020	Year ended December 31, 2019
Current:
Federal	$—	$—
State	88	87
Total current provision	88	87
Deferred:
Federal	(71,785)	(7,534)
State	(19,666)	(1,701)
Total deferred provision	(91,451)	(9,235)
Income tax benefit	$(91,363)	$(9,148)

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

ROTECH HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands)
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The effective rate for 2020 is 329%.
Significant components of the Company’s deferred tax liabilities and assets as of December 31 are as follows:
	2020	2019
Long-term deferred tax assets (liabilities):
Interest expense limitation carryforward	$8,132	$16,685
Held and unbilled	(568)	(971)
Property and equipment	(9,729)	(4,306)
Intangible assets	(52,216)	(50,152)
Net operating loss (NOL) carryforward	111,404	108,318
Other deferred assets, net	2,594	2,162
Other accrued liabilities	3,893	3,620
Less: valuation allowance	—	(98,726)
Total long-term deferred tax assets (liabilities), net	$63,510	$(23,370)
As of December 31, 2020, the Company has recorded net deferred tax assets. Realization of a net deferred tax asset is dependent on generating sufficient taxable income prior to the expiration of the NOL and credit carry forwards. The company has determined that it will generate sufficient taxable income. Accordingly, the tax benefit relating to the reversal of the valuation allowance on deferred tax assets as of December 31, 2020 was accounted for as a reduction of income tax expense.
A reconciliation of the tax provision computed at the statutory federal tax rate of 21% on income (losses) before income taxes to the actual income tax provision is as follows:
	Year ended December 31, 2020	Year ended December 31, 2019
Tax provision computed at the statutory rate	$5,837	$(1,122)
State income taxes, net of federal income tax benefit	1,828	199
Permanent items at statutory rate	(198)	(156)
Decrease in deferred tax asset valuation allowance	(98,726)	(7,997)
Other	(104)	(72)
Total income tax benefit	$(91,363)	$(9,148)
The Company expects to generate a 2020 federal taxable income of $11,994 reducing the total federal NOLs available before annual limitation as of December 31, 2020 to $417,273. The TCJA changed the law regarding NOL carryforwards imposing an 80% of taxable income limitation on the use of NOLs, which applies to the NOLs arising in tax years beginning after December 31, 2017. The CARES Act temporarily suspended the 80% of taxable income limitation for tax years beginning before January 1, 2021. The majority of the Company’s NOLs were generated in years not covered by the 80% limitation, so the CARES Act change does not currently impact the Company. The NOLs available for the remainder of the 20 year carry forward period after offset for the 2020 taxable income, are $383,926 and will expire through 2037. The NOLs incurred in 2018 and subsequent in the amount of $33,347 can be carried forward indefinitely.
The Company is currently open to Internal Revenue Service audit for all years ended December 31, 2017 to present. However, the Company may be subject to modification and/or adjustment of its NOLs by the IRS for all prior loss years.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

ROTECH HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands)
Management evaluated the Company’s tax positions and concluded the Company had no uncertain tax benefits that require adjustment to the financial statements to comply with the accounting standard on accounting for uncertainly in income taxes as of December 31, 2020 or 2019. The Company will classify any interest and penalties under this standard as income taxes in the financial statements. There were no interest or penalties accrued as a result of applying this standard as of December 31, 2020 or 2019. The Company does not currently anticipate the total amount of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date.
As of December 31, 2020 the Company has State NOLs of $23,778 after tax and federal tax benefit, following the various State net operating loss carry-forwards limitations. The State NOLs have been adjusted to reflect the impacts of the new tax rate, introduced in the TCJA. The State NOLs expire in various years through 2040.
The Company’s state income tax returns are open to audit for the years ended December 31, 2016 to 2019. Considering all relevant facts and circumstances, the Company does not believe the ultimate resolution of tax issues for all open tax periods will have a material effect upon its results of operations or financial condition.
(9) Insurance Coverage
The Company has a self-insured plan for health and medical coverage for its employees. A stop-loss provision provides for coverage by a commercial insurance company of specific claims paid in the plan year in excess of $300. Total liabilities for group health insurance claims payable, including an estimate for incurred but not reported claims are included in accrued expenses and other current liabilities in the consolidated balance sheets and totaled approximately $1,491 and $1,240 as of December 31, 2020 and 2019, respectively.
The Company is subject to auto and workers’ compensation claims, which are primarily self-insured; however, it maintains certain stop-loss and other insurance coverage which it believes to be appropriate. Provisions for estimated settlements relating to the auto and workers’ compensation and health benefit plan claims are provided in the period of the related claim on a case-by-case basis plus an amount for incurred but not reported claims. Differences between the amounts accrued and subsequent settlements are recorded in operations in the period of settlement. Total undiscounted actuarially determined liabilities for auto and workers’ compensation claims are included in accrued expenses and other current liabilities in the consolidated balance sheets and totaled approximately $6,775 and $6,665 as of December 31, 2020 and 2019, respectively.
(10) Certain Significant Risks and Contingencies
The Company and others in the health care business are subject to certain inherent risks, including the following:
•
Substantial dependence on revenues derived from reimbursement by various Federal health care programs (including Medicare) and State Medicaid programs which have been significantly reduced in recent years and which entail exposure to various health care fraud statutes;

•
Implementation of sequestration provisions of the Budget Control Act of 2011, starting in January 2013, which resulted in automatic reductions through 2021 in certain government programs, including aggregate reductions to Medicare payments to providers of up to 2% per fiscal year. The Congressional Budget Office estimates that Medicare budgeting reductions will total $123 billion from 2013 to 2021. The passing of the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) on March 27, 2020 removed the sequestration provisions from May 2020 through December 2020. Additionally, in December 2020, Congress passed additional COVID-19 relief legislation as part of the Consolidated Appropriations Act, 2021 which further extends the suspension of sequestration through March 31, 2021;

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

ROTECH HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands)
•
The Company may experience volatility in its cash position during inter-period quarters resulting from inconsistent timing of payments from Centers for Medicare and Medicaid Services, its contractors and other third-party payors. The timing of these inconsistent cash inflows may not coincide with the cash outflows including its debt service requirements or material vendor payments;

•
Government regulations, government budgetary constraints and proposed legislative, reimbursement and regulatory changes; and

•
Lawsuits alleging negligence in the provision of healthcare services and related claims.

Such inherent risks require the use of certain management estimates in the preparation of the Company’s consolidated financial statements and it is reasonably possible that changes in such estimates may occur.
Due to the nature of the business, the Company is involved in lawsuits that arise in the ordinary course of business. The Company does not believe that any lawsuit it is a party to, if resolved adversely, would have a material effect on its financial condition, revenues, profit margins, profitability, operating cash flows and results of operations. The Company is also subject to malpractice and related claims, which arise in the normal course of business and which could have a significant effect on it. As a result, the Company maintains professional and general liability insurance with coverage and deductibles which it believes to be appropriate, including a self-insured portion.
As a health care provider, the Company is subject to extensive government regulation, including numerous laws directed at preventing fraud and abuse and laws regulating reimbursement under various government programs. The marketing, billing, documentation and other practices of health care companies are all subject to government scrutiny. To ensure compliance with Medicare and other regulations, regional carriers often conduct audits and request patient records and other documents to support claims submitted by the Company for payment of services rendered to patients. Similarly, government agencies periodically open investigations and obtain information from health care providers pursuant to legal process. Violations of federal and state regulations can result in severe criminal, civil and administrative penalties and sanctions, including disqualification from Medicare and other reimbursement programs.
On April 11, 2018 the Company entered into a settlement agreement with the Department of Justice for $9,680 for a matter that occurred in 2012. The settlement comprised of a down payment followed by equal quarterly installments beginning December 31, 2018 through December 31, 2021. As part of the settlement there is no on-going compliance reporting required. As of December 31, 2020, $1,752 is included in the consolidated balance sheet within accrued expenses and other current liabilities. As of December 31, 2019, $2,163 is included in the consolidated balance sheet within accrued expenses and other current liabilities and $1,752 is included in other long-term liabilities. As of the end of February 2021, the settlement agreement with the Department of Justice has been paid in full.
(11) Employee Benefit Plans
The Company sponsors a 401(k) Savings Plan (the Savings Plan) covering all full-time employees who have met certain eligibility requirements. The Savings Plan is funded by voluntary employee contributions and by discretionary Company contributions equal to a certain percentage of the employee contributions. Employees’ interests in Company contributions vest over five years. There were no discretionary Company contributions made for the years ended December 31, 2020 and 2019.
(12) Acquisitions
During 2020, the Company acquired three complementary home medical equipment businesses for an aggregate total cost of $39,749, of which $32,810 was paid in cash at closing. Additionally, the Company recorded $706 deferred acquisition obligations and $6,233 of contingent consideration which the Company is obligated to pay if certain annual performance targets are met over a three year period following the date of

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

ROTECH HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands)
acquisition. Deferred obligations of $706 and $1,486 of contingent consideration are included in the consolidated balance sheet within accrued expenses and other current liabilities and $4,747 of contingent consideration is included in the consolidated balance sheet within other long-term liabilities. No acquisitions were made in 2019.
These transactions were accounted for as purchases and the results of operations of the acquired companies are included in the accompanying statements of operations from the dates of acquisitions. The purchase prices with respect to each acquisition were allocated to various underlying tangible and intangible assets and liabilities on the basis of estimated fair value. Goodwill represents the expected growth, cost synergies, the acquired assembled workforce and expected contribution to the Company’s overall strategy. The goodwill from these acquisitions is not expected to be deductible for tax purposes.
The aggregate purchase price of the Company’s acquisitions during 2020 is allocated as follows:
Cash	$295
Accounts receivable	2,642
Other receivables	134
Inventory	528
Prepaid expense	16
Property and equipment	3,071
Intangible assets	14,252
Goodwill	24,725
Total assets acquired	$45,663
Accounts payable	$826
Accrued expenses and other liabilities	4,459
Deferred revenue	629
Total liabilities assumed	$5,914
Total purchase price	$39,749
Pro-Forma Information (Unaudited)
The unaudited pro-forma financial information has been prepared by adjusting the historical results of the Company to include the historical results of the acquisitions described above as if they had been combined as the beginning of 2019. The unaudited pro-forma information is presented for illustrative purposes only and may not be indicative of the results of operations that would have actually occurred. In addition, future results may vary significantly from the results reflected in the pro-forma information. The unaudited pro-forma information does not reflect the impact of future events that may occur after acquisition, such as the impact of cost savings or other synergies that result from these acquisitions. The unaudited pro-forma supplemental information on the results of of operations for the years ended December 31, 2020 and 2019 follows:
	Year ended December 31, 2020	Year ended December 31, 2019
Revenues	$520,445	$434,687
Operating income	$77,603	$55,700

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

ROTECH HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands)
Results of Businesses Acquired
The amounts of revenues and operating income of these acquisitions since the respective acquisition dates included in the Company’s consolidated statements of operations is as follows:
Year ended December 31, 2020
Revenue	$14,175
Operating income	$3,156
(13) Subsequent Event
Management has evaluated subsequent events through April 30, 2021, the date the consolidated financial statements were available to be issued.
On March 1, 2021 the Company borrowed $13,000 on the acquisition revolving credit facility and subsequently acquired a complementary home medical equipment business in North Carolina. As of the date of the consolidated financial statements the Company was in the process of determining the allocation of the fair value of the consideration paid for the acquisition to the fair value of the net assets acquired.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

Rotech Healthcare Holdings Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(In Thousands, Except Share and Per Share Data)
	March 31, 2021	December 31, 2020
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$55,002	$52,122
Accounts receivable	59,630	49,678
Other receivables	2,623	8,829
Income taxes receivable	126	136
Inventories	16,993	14,429
Prepaid expenses	6,544	4,431
Total current assets	140,918	129,625
Property and equipment, net	189,733	177,707
Goodwill	281,440	273,237
Intangible assets, net	26,342	22,275
Deferred tax asset	57,211	63,510
Other assets	2,120	2,156
Total assets	$697,764	$668,510
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$29,495	$42,835
Accrued expenses and other current liabilities	67,549	53,886
Accrued interest	5,184	4,824
Deferred revenue	13,227	12,822
Current portion of debt	34,747	33,513
Total current liabilities	150,202	147,880
Other long-term liabilities	11,124	11,155
Debt, less current portion	493,836	479,717
Total liabilities	655,162	638,752
Commitments and contingencies
Stockholders’ equity:
Common stock, par value $0.001 per share, 9,600,000 shares authorized, 8,000,000 issued and outstanding at March 31, 2021 and December 31, 2020	8	8
Additional paid-in capital	125,911	125,911
Accumulated deficit	(83,317)	(96,161)
Total stockholders’ equity	42,602	29,758
Total liabilities and stockholders’ equity	$697,764	$668,510
See Notes to Unaudited Condensed Consolidated Financial Statements.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

Rotech Healthcare Holdings Inc. and Subsidiaries
Condensed Consolidated Statements of Operations
(Unaudited)
(In Thousands, except share and per share data)
	Three months ended March 31,
	2021	2020
Revenues	$142,003	$110,842
Costs and expenses:
Cost of revenues:
Product and supply costs	18,955	15,357
Patient service equipment depreciation	19,177	16,648
Operating expenses	16,032	14,690
Total cost of revenues	54,164	46,695
Gross profit	87,839	64,147
Expenses:
Selling, general and administrative	59,222	48,276
Depreciation and amortization	2,805	1,297
Total expenses	62,027	49,573
Operating income	25,812	14,574
Other expenses (income):
Interest expense, net	8,301	14,619
Other (income) expense, net	(7)	54
Total other expense	8,294	14,673
Income (loss) before income taxes	17,518	(99)
Income tax expense	4,674	97
Net income (loss)	$12,844	$(196)
Net income (loss) available to common stockholders per share, basic and diluted	$1.61	$(0.02)
Weighted average shares outstanding, basic and diluted	8,000,000	8,000,000
See Notes to Unaudited Condensed Consolidated Financial Statements.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

Rotech Healthcare Holdings Inc. and Subsidiaries
Condensed Consolidated Statements of Changes in Stockholders’ Equity (Deficit)
(Unaudited)
(In Thousands, Except Share Data)
	Shares of Common Stock	Par Value Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
Balance at December 31, 2020	8,000,000	$8	$125,911	$(96,161)	$29,758
Net income	—	—	—	12,844	12,844
Balance at March 31, 2021	8,000,000	$8	$125,911	$(83,317)	$42,602
	Shares of Common Stock	Par Value Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
Balance at December 31, 2019	8,000,000	$8	$125,911	$(215,321)	$(89,402)
Net loss	—	—	—	(196)	(196)
Balance at March 31, 2020	8,000,000	$8	$125,911	$(215,517)	$(89,598)
See Notes to Unaudited Condensed Consolidated Financial Statements.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

Rotech Healthcare Holdings Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(Unaudited)
(In Thousands)
	Three months ended March 31,
	2021	2020
Cash Flows from Operating Activities:
Net income (loss)	$12,844	$(196)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	22,070	18,005
Payment-in-kind interest added to long-term borrowings	4,900	7,064
Deferred income taxes	4,648	—
Gain on sales of property and equipment	(424)	(28)
Interest rate swap	(883)	3,535
Changes in operating assets and liabilities, net of acquisition:
Accounts receivable	(9,493)	(4,251)
Other receivables	6,206	(604)
Inventories	(2,463)	(460)
Prepaid expenses	(2,113)	1,652
Income taxes receivable	10	84
Other assets	46	(10)
Accounts payable, accrued expenses and other current liabilities	5,031	5,687
Accrued interest	360	68
Deferred revenue	404	466
Other long-term liabilities	—	45
Net cash provided by operating activities	41,143	31,057
Cash Flows from Investing Activities:
Purchases of equipment	(28,399)	(14,062)
Cash paid for acquisitions, net of cash acquired	(12,198)	—
Proceeds on sales of equipment	446	59
Net cash used in investing activities	(40,151)	(14,003)
Cash Flows from Financing Activities:
Payments of other liabilities	(1,752)	(660)
Payments on capital leases	(5,173)	(2,806)
Payments on long-term borrowings	(4,187)	(3,125)
Borrowings on revolving credit facility	13,000	—
Net cash provided by (used in) financing activities	1,888	(6,591)
Increase in cash and cash equivalents	2,880	10,463
Cash and cash equivalents:
Beginning	52,122	52,666
Ending	$55,002	$63,129
Supplemental Disclosures of Noncash Investing and Financing Activities:
Property and equipment acquired through capital leases	$6,715	$1,030
Property and equipment unpaid and included in accounts payable, accrued expenses and other current liabilities	$22,876	$23,294
Supplemental Disclosures of Cash Flows Information:
Interest paid	$3,743	$3,940
Income taxes paid	$15	$13
See Notes to Unaudited Condensed Consolidated Financial Statements.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

ROTECH HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(In Thousands)
(1) Nature of Business and Significant Accounting Policies
Basis of presentation
The Company is one of the leading providers of home medical equipment and related products and services (collectively referred to as “HME products and services”) in the United States, with a comprehensive offering of oxygen, ventilators, sleep therapy, wound care and durable medical equipment. The Company provides HME products and services in 45 states through approximately 300 operating locations. As used in these notes, unless otherwise specified or the context otherwise requires, references to the “Company” refers to the business and operations of Rotech Healthcare Holdings Inc. and its subsidiaries and not any other person.
The accompanying unaudited consolidated financial statements include the accounts of Rotech Healthcare Holdings Inc. and its subsidiaries and have been prepared in accordance with generally accepted accounting principles in the United States of America (GAAP) for interim financial information. In the opinion of management, all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of the results of operations for the interim periods presented have been reflected herein. Interim results are not necessarily indicative of results to be expected for the full year. For all periods presented herein, there were no differences between net income and comprehensive income.
The Company’s significant accounting policies are as follows:
Principles of Consolidation
The unaudited condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and balances have been eliminated in the unaudited condensed consolidated financial statements.
Use of Estimates
The preparation of these unaudited condensed consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements, and reported amounts of revenues and expenses during the reporting period. Examples include revenue recognition and the valuation of accounts receivable (implicit price concessions); useful lives of intangible assets and property and equipment; impairment of long-lived assets; and disclosure of contingent liabilities at the date of the unaudited condensed consolidated financial statements. In general, management’s estimates are based upon historical experience and various other assumptions that it believes to be reasonable under the facts and circumstances. Actual results and outcomes may differ materially from management’s estimates and assumptions.
Revenue Recognition
Revenues are principally derived from the rental and sale of HME products and services to customers (patients). The HME products and services are segregated into five core service lines; oxygen, ventilators, sleep therapy; wound care and durable medical equipment.
Revenues are recognized when control of the promised goods and services are transferred to the customers in an amount that reflects the consideration that the Company expects to be entitled to receive from the patient or third-party payor. The contract with the customer is entered into when the Company accepts a written order from a physician. The Company routinely obtains assignment of (or are otherwise entitled to receive) benefits receivable under the health insurance programs, plans or policies of patients (e.g., government and commercial payors) and will bill those payors accordingly. When evaluating the components of revenue the Company uses three portfolios; Government, Commercial, and Patient.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

ROTECH HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(In Thousands)
Rental Revenue
The Company’s rental arrangements generally provide for fixed monthly payments established by fee schedules for as long as the patient is using the equipment and medical necessity continues (subject to capped rentals which limit the rental payment period in some instances). Once initial delivery is made to the patient (initial set up), a monthly billing is established based on the initial set up service date. The Company recognizes rental arrangement revenues ratably over the monthly service period and defers revenue for the portion of the monthly bill which is unearned. No separate revenue is earned from the initial set up process. Fixed monthly payments that the company receives from customers in advance of providing services represent contract liabilities. Such payments primarily relate to patients who are billed monthly in advance and are recognized over the period as earned. During the rental period, the Company is responsible for providing oxygen refills for patients requiring portability and is responsible for servicing and maintaining the equipment based on manufacturers’ recommendations as part of the monthly fee.
Sales Revenue
The performance obligation is met at a point in time once an item is delivered or shipped to the patient. The Company does not have any warranty obligations. The transaction price is determined based on contractually agreed-upon amounts adjusted for estimates of variable consideration such as implicit price concessions using the most likely amount method based on historical collection information and constraints.
Capitation Revenue
Capitation agreements provide for a fixed fee based on the number of members covered for each month. During each month the Company must provide services to the covered members. Revenues earned from capitation agreements are recognized over the period that the Company is obligated to stand ready to provide services to covered members, primarily a calendar month.
Revenue Data
Rental and sale revenues are disaggregated by the following principal service categories:
	Three months ended March 31,
	2021	2020
Rental revenues:
Oxygen	$56,435	$41,171
Ventilators	17,086	11,178
Sleep therapy	12,118	11,706
Wound care	3,207	1,376
Durable medical equipment	5,562	5,110
Sale revenues:
Oxygen	2,636	3,701
Sleep therapy	33,802	30,660
Wound care	5,531	455
Durable medical equipment	3,067	3,101
Capitation revenues	2,559	2,384
	$142,003	$110,842

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

ROTECH HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(In Thousands)
Revenues were disaggregated by the following payor sources as follows:
	Three months ended March 31,
	2021	2020
Government
Medicare	$39,018	$29,331
Veterans Administration	13,557	15,956
Medicaid	6,848	4,866
Other	1,644	1,201
Government	61,067	51,354
Commercial	72,236	52,293
Patient	8,700	7,195
	$142,003	$110,842
Accounts Receivable
Accounts receivable are presented at net realizable values that reflect the consideration the Company expects to receive which is inclusive of adjustments for price concessions, as described above. If the payment amount received differs from the estimated net realizable amount, an adjustment is made to the net realizable amount in the period that these payment differences are determined.
Included in accounts receivable at March 31, 2021 and December 31, 2020 are amounts due from Medicare, Medicaid and other federally funded programs (primarily the Veterans Administration) which represents 43.0% and 45.1% of total outstanding gross receivables, respectively.
Included in accounts receivable are earned but unbilled receivables of $7,219 and $7,402 at March 31, 2021 and December 31, 2020, respectively, due to the Company having performed its obligations and having an unconditional right to payment. Billing backlogs, ranging from a day to several weeks, can occur due to delays in obtaining certain required payor-specific documentation from internal and external sources.
Due to the nature of the industry and the reimbursement environment in which the Company operates, certain estimates are required in order to record revenues and accounts receivable at their net realizable values. Inherent in these estimates is the risk that they may have to be revised or updated as additional information becomes available. It is possible that management’s estimates could change, which could have an impact on operations and cash flows. Specifically, the complexity of many third-party billing arrangements, patient qualification for medical necessity of equipment and the uncertainty of reimbursement amounts for certain services from certain payors may result in adjustments to amounts originally recorded.
The Company performs a periodic analysis to review the valuation of accounts receivable and collectibility of outstanding balances. Such analysis takes into consideration factors including the age and composition of the outstanding amounts, historical bad debt experience, business and economic conditions, trends in healthcare coverage, and other specific receivable information. Receivables are considered past due when not collected by established due dates. Specific patient balances are written off after collection efforts have been followed and the account has been determined to be uncollectible. Revisions in reserve estimates are recorded as an adjustment to net revenue in the period of revision.
Cash and Cash Equivalents
Cash and cash equivalents consist of highly liquid debt instruments with original maturities of three months or less at the date of investment. Cash and cash equivalents are invested in money market

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

ROTECH HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(In Thousands)
accounts and certificates of deposit. The Company placed its cash and cash equivalents with one major financial institution. The amount of cash and cash equivalents in excess of the amount insured by the Federal Deposit Insurance Corporation was $54,752 and $51,872 at March 31, 2021 and December 31, 2020, respectively.
Inventories
Inventories are stated at the lower of cost (weighted average method) or net realizable value, consisting principally of medical supplies, medical equipment and replacement parts. The Company establishes reserves for inventory estimated to be obsolete, unmarketable or slow-moving.
Property and Equipment
Purchases of property and equipment are recorded at cost. Patient service equipment represents medical equipment rented or held for rental to in-home patients. Patient service equipment is accounted for using a composite method, due to its characteristics of high unit volumes of relative low dollar unit cost items. Under the composite method, the purchase cost of monthly purchases of certain patient service equipment are capitalized and depreciated over the applicable useful life under a straight-line convention, without specific physical tracking of individual items. Each grouping of patient service equipment is assigned a useful life intended to provide proper matching of the cost of patient service equipment with the patient service revenues generated from use of the equipment, when considering the conversion of rental equipment to purchase, wear and tear, damage, loss and ultimately scrapping of patient service equipment over its life. The Company evaluates the useful life under the composite method on an annual basis. Whenever events or circumstances occur which change the estimated useful life of an asset, the change is accounted for prospectively. While the Company believes its current estimates of useful lives are reasonable, significant differences in actual experience or significant changes in assumptions may cause additional changes to future depreciation expense. Patient service equipment depreciation is included in the cost of revenues in the consolidated statements of operations.
Other property and equipment is accounted for by a specific identification system. Depreciation for other property and equipment is provided on the straight-line method over the estimated useful lives of the assets, seven years for furniture and office equipment, five years for vehicles, three years for computer equipment, and the shorter of the remaining lease term or the estimated useful life for leasehold improvements. Vehicle depreciation is included in operating expenses within the cost of revenues in the consolidated statements of operations.
Capitalized Software
Included in property and equipment are costs related to internally developed and/or purchased software that are capitalized and amortized over periods varying from three to ten years using the straight-line method. Capitalized costs include direct cost of materials and services incurred in developing or obtaining internal-use software and payroll and payroll-related costs for employees directly involved in the development of internal-use software. Capitalization of such costs ceases when the project is substantially complete and ready for its intended purpose. Costs incurred during the preliminary and post-implementation stages, as well as software maintenance and training costs, are expensed as incurred. During the three months ended March 31, 2021 and 2020, the Company recorded approximately $407 and $346 of additions to internally developed computer software, respectively. Amortization expense for internally developed software was $496 and $485 for the three months ended March 31, 2021 and 2020, respectively.
Intangible Assets
Intangible assets include trade names and other identifiable intangible assets which are amortized over a period of their expected useful lives, generally two to fifteen years.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

ROTECH HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(In Thousands)
Impairment of Long-Lived Assets
Periodically, when indicators of impairment are present, the Company evaluates the recoverability of the net carrying value of property and equipment and other amortizable intangible assets by comparing the carrying values to the estimated future undiscounted cash flows. A deficiency in these cash flows relative to the carrying amounts is an indication of the need for a write-down due to impairment. The amount of the impairment, if any, is recognized by the amount by which the carrying value exceeds the fair value. Among other variables, factors such as the effects of external changes to the Company’s business environment, competitive pressures, market erosion, technological and regulatory changes are considered factors which could provide indications of impairment. The Company did record any impairment charges related to long-lived assets for the three months ended March 31, 2021 and 2020.
Goodwill
Goodwill represents the portion of reorganization value not attributed to specific tangible and identified intangible assets under fresh-start reporting and the excess consideration transferred in a business combination after the fair values of identifiable tangible and intangible assets acquired and liabilities assumed have been recorded. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The Company performs its annual impairment review of goodwill as of October 31st of each year. The Company first uses the qualitative approach to assess whether the existence of events and circumstances to determine that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Qualitative factors include, but are not limited to, underperformance relative to historical or projected future operating results, significant changes in the Company’s overall business, significant negative industry or economic trends. If the Company determines that the threshold is met, then the Company applies a quantitative test to determine the fair value of the Company’s reporting units to their respective carrying amounts and records an impairment charge for the amount by which the carrying amounts exceeds the fair value. The Company operates as one reporting unit.
Business Combinations
The purchase price of an acquisition is allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair value at the date of acquisition. To the extent the purchase price exceeds the fair value of the net identifiable tangible and intangible assets acquired and liabilities assumed, such excess is allocated to goodwill. The Company may adjust the preliminary purchase price allocations, as necessary, for up to one year after the acquisition closing date if it obtains additional information regarding the asset valuations and liabilities assumed. Acquisition related expenses are recognized separately from the business combination and are expensed as incurred. The results of operations of the businesses acquired by the Company are included as of the date of acquisition.
Derivatives
The Company uses derivative instruments, such as interest rate swaps, primarily to manage exposure to interest rate risk inherent in variable rate debt. The Company’s interest rate swap involves the receipt of variable-rate amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the notional amount. The Company does not use derivatives for trading or speculative purposes. The interest rate swap agreement was not designated as a hedge for accounting purposes and will be recorded at fair value. Changes in the fair value are recognized in earnings within interest expense.
Fair Value of Financial Instruments
The Company has adopted Accounting Standards Codification (ASC) 820, Fair Value Measurement (ASC 820) for all assets and liabilities that are recognized or disclosed at fair value in the financial statements.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

ROTECH HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(In Thousands)
ASC 820 defines fair value as the price that would be received upon the sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.
ASC 820 provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Valuations performed maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:
Level 1
Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.

Level 2
Inputs to the valuation methodology include quoted prices in markets that are not active or quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3
Inputs to the valuation methodology are unobservable, reflecting the entity’s own assumptions about market participants would use in pricing the asset or liability.

Cash and cash equivalents, accounts receivable, other receivables, prepaid assets, accounts payable and accrued expenses and other current liabilities carrying values approximate their fair value based on their short-term nature. The senior secured term loan and second lien secured term carrying amounts approximates fair value due to the variable rate nature of the agreements. The fair value of the Company’s interest rate swap is valued using the fair value and is classified as Level 2 in the fair value measurement hierarchy.
The fair value of the contingent consideration related to the business acquisitions was estimated using an options pricing model with a probability-weighted rate of return. As the measurement of the contingent consideration is primarily on significant inputs not observable in the market, it represents a level 3 measurement. The change in fair value of contingent consideration is included in selling, general and administrative expense within the consolidated statements of operations.
A reconciliation of the Company’s contingent consideration liabilities related to acquisitions is as follows:
Balance at December 31, 2020	$5,753
Addition for acquisition	1,520
Balance at March 31, 2021	$7,273
Cost of Net Revenues
Cost of net revenues includes the cost of products and supplies sold to patients, patient service equipment depreciation, and certain operating costs related to respiratory services and distribution expenses. Distribution expense represents the cost incurred to coordinate and deliver products and services to the patients. Included in distribution expenses are leasing, maintenance, licensing and fuel costs for the vehicle fleet; shipping and postage expenses; and salaries and other costs related to drivers and dispatch personnel. The Company has adopted the practical expedient in ASC 606, Revenue from Contracts with Customers, to treat these distribution expenses as activities to fulfill the Company’s promise to transfer the goods.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

ROTECH HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(In Thousands)
The Company purchases patient service equipment and supplies from a variety of independent suppliers, with whom it generally has long-standing relationships. Although the Company is not dependent upon any one supplier, it currently purchases approximately 81% of its patient service equipment and supplies from five suppliers. The Company typically focuses on one or two suppliers in each product category in an effort to maximize delivery efficiency and gross margins. The Company does believe that most of its supplies can be provided by multiple suppliers; however, loss or disruption of a supplier relationship could cause delays in service delivery which could adversely affect its financial condition, revenues, profit margins, profitability, operating cash flows and result of operations.
Rebates and Early Pay Discounts Earned
The Company accounts for rebates and early pay discounts earned in accordance with ASC 705-20, Accounting for Consideration Received from a Vendor. Rebates and early pay discounts for products purchased during a reporting period are estimated and recorded based on a systematic and rational allocation of the cash consideration offered from each vendor to each of the underlying transactions that results in progress toward earning the rebate or refund provided the amounts are probable and reasonably estimable. All rebates based upon volume discounts are recorded as a reduction of the prices for those vendor’s products, and characterize the rebate as a reduction of cost of net revenues in the consolidated statements of operations. If the consideration is not probable and reasonably estimable, it is recognized as the milestones are achieved.
Income Taxes
The Company accounts for income taxes under the asset and liability method in accordance with ASC 740, Income Taxes (ASC 740). As specified by ASC 740, the tax effects of an economic transaction are recognized only if it is “more-likely-than-not” to be sustained solely on its technical merits. The “more-likely-than-not” threshold represents a positive assertion by management that a company is entitled to the economic benefits of a tax position. If a tax position is not considered “more-likely-than-not” to be sustained based solely on its technical merits, no benefits of the tax position are to be recognized.
Income taxes are recognized for the amount of taxes payable or refundable for the current period and deferred tax assets and liabilities are recognized for the future tax consequences of transactions that have been recognized in the Company’s consolidated financial statements or tax returns. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities recognized in income in the period the rate change is enacted. A valuation allowance is provided when it is more likely than not that some portion, or all, of the deferred tax asset will not be realized. The Company evaluates all positive and negative evidence, including scheduled reversals of existing deferred tax liabilities, projected future taxable income and tax planning strategies.
The Company recognizes interest and penalties on taxes, if any, within income tax (benefit) expense in the consolidated statement of operations.
Earnings Per Common Share
Basic earnings per share (EPS) is computed by dividing the net earnings available to common stockholders by the weighted average number of common shares outstanding for the periods. Diluted EPS reflects the potential dilution of securities that could share in the earnings and are based upon the weighted average number of common and common equivalent shares outstanding during the year. There is no difference between the weighted average number of common shares for basic and diluted.
Segment Information
The Company has evaluated segment reporting in accordance with FASB ASC No. 280, Segment Reporting. The Company’s Chief Operating Officer is its chief operating decision maker. The chief

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

ROTECH HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(In Thousands)
operating decision maker reviews financial information about the business at the enterprise-wide consolidated level when allocating the resources of the Company and assessing business performance. Accordingly, the Company has determined that its business activities comprise a single operating and reportable segment.
Recent Accounting Pronouncements
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (ASU 2016-02), which requires lessees to recognize certain leases on its balance sheet and disclose key information about leasing arrangements. Under the guidance, lessees are required to recognize lease liabilities, which represents the discounted obligations to make future minimum lease payments and corresponding right-of-use (ROU) assets on the balance sheet for most leases. Leases will be classified as either finance or operating, with classification affecting the pattern and classification of expense recognition on the income statement. The ASU is effective for fiscal years beginning after December 15, 2021 and interim periods with fiscal years beginning after December 15, 2022. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is currently evaluating the impact of adoption of these new standards on the consolidated financial statements. While the Company continues to assess all of the effects of adoption, it currently believes the most significant effect relates to the recognition of new material ROU assets and lease liabilities on its consolidated balance sheet for its real estate operating leases and providing significant new disclosures about its leasing activities.
In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (ASU 2016-13), which introduced a new model for recognizing credit losses on financial instruments based on an estimate of the current expected credit losses. The new current expected credit losses, or CECL, model generally calls for the immediate recognition of all expected credit losses and applies to financial instruments and other assets, including accounts receivable and other financial assets measured at amortized cost, debt securities and other financial assets. This guidance replaces the current incurred loss model for measuring expected credit losses, requires expected losses on available-for-sale debt securities to be recognized through an allowance for credit losses rather than as reductions in the amortized cost of the securities, and provides for additional disclosure requirements. The ASU is effective for the Company for the annual reporting period beginning January 1, 2023. The Company is currently evaluating the effects adoption of ASU 2016-13 will have on its financial statements.
In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (ASU 2017-04). The new guidance simplifies the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The new guidance also improves consistent application of and simplifies U.S. GAAP for other areas of Topic 740 by clarifying and amending the existing guidance. ASU 2019-12 is effective for fiscal years beginning after December 15, 2021, with early adoption permitted. The Company is currently evaluating the effect of the new guidance.
In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provide optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions that reference London Interbank Offered Rate (LIBOR) or another reference rate expected to be discontinued because of reference rate reform if contract modifications are made on or before December 31, 2022. The amendments in this update are effective for all entities as of March 12, 2020 however, it cannot be applied to contract modifications that occur after December 31, 2022. The Company currently has debt agreements which utilize LIBOR, as discussed in Note 5. The Company believes that the transition from LIBOR will not have a material effect on the financial statements.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

ROTECH HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(In Thousands)
(2) Property and Equipment
Property and equipment consists of the following at:
	March 31, 2021	December 31, 2020
Patient service equipment	$274,678	$256,382
Furniture, office equipment, computers and software	49,029	48,249
Vehicles	24,550	24,282
Leasehold improvements	7,252	6,810
	355,509	335,723
Less accumulated depreciation	(165,776)	(158,016)
	$189,733	$177,707
Depreciation expense was $20,290 and $17,612 for the three months ended March 31, 2021 and 2020, respectively.
(3) Goodwill and Intangible Assets
The changes in goodwill are as follows:
Balance at December 31, 2020	$273,237
Acquisition	8,203
Balance at March 31, 2021	$281,440
Intangible assets consist of the following as of:
	March 31, 2021			December 31, 2020
	Gross carrying amount	Accumulated amortization	Net Amount	Gross carrying amount	Accumulated amortization	Net Amount
Intangible assets subject to amortization:
Tradename	$23,355	$10,176	$13,179	$23,002	$9,779	$13,223
Other intangibles	16,656	3,493	13,163	11,250	2,198	9,052
Total intangible assets	$40,011	$13,669	$26,342	$34,252	$11,977	$22,275
During the three months ended March 31, 2021, the Company recorded $100 in tradenames and $5,659 of other intangibles related to acquisitions. Amortization expense related to identifiable intangible assets, which is included in depreciation and amortization, excluding patient equipment depreciation, in the accompanying statements of operations was $1,692 and $333 for the three months ended March 31, 2021 and 2020, respectively. The weighted average useful life of intangible assets was 9.7 years and 11.0 years as of March 31, 2021 and December 31, 2020, respectively.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

ROTECH HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(In Thousands)
The following table presents the Company’s estimate of amortization expense for each of the five succeeding fiscal years for intangible assets that exist at March 31, 2021:
2021 (remaining)	$6,002
2022	6,841
2023	4,456
2024	1,942
2025	1,621
Thereafter	5,480
$26,342
(4) Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities consist of the following at:
	March 31, 2021	December 31, 2020
Accrued salaries and wages	$19,976	$14,840
Accrued insurance and other claims	9,005	8,810
Accounts receivable credit balances	9,464	8,983
Accrued extended vendor payment terms	25,961	16,849
Accrued estimated settlement payment	—	1,752
Sales tax payable	419	419
Other	2,724	2,233
	$67,549	$53,886
(5) Debt
The Company’s debt consists of the following:
	March 31, 2021	December 31, 2020
Capital lease obligations with interest implied at fixed rates, due in equal monthly installments, maturing from April 2021 through July 2025, collateralized by equipment	$37,067	$35,516
Rotech Healthcare Inc. Acquisition Revolving Credit Facility	13,000	—
Rotech Healthcare Inc. Credit Facility	330,813	335,000
Rotech Healthcare Holdings Credit Facility	149,268	144,368
Subtotal	530,148	514,884
Less unamortized debt issuance costs	1,565	1,654
Less current portion of debt	34,747	33,513
Debt, less current portion	$493,836	$479,717
Rotech Healthcare Inc. Credit Facility
On December 17, 2020, Rotech Healthcare Inc. entered into a second amended and restated senior secured credit agreement with several lenders with Truist Bank as administrative agent, swingline lender and

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

ROTECH HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(In Thousands)
issuing back and Truist Securities, Inc., Regions Bank, Citizens Bank and Fifth Third Bank, National Association, as joint lead arrangers and joint bookrunners (the “Second Restated Credit Agreement”). The Second Restated Credit Agreement increased the maximum credit amount to $425,000 and is comprised of three parts, a term loan in the amount of $335,000, a working capital revolving credit facility with a maximum borrowing amount of $15,000, an acquisition revolving credit facility with a maximum borrowing amount of $75,000 and the ability to incur up to $50,000 of additional revolving commitments and/or term loan indebtedness subject to certain terms and conditions. The proceeds of this transaction were used to payoff the Restated Credit Agreement and $100,000 was used to pay down principal and interest of the Rotech Healthcare Holdings Inc. Credit Facility as discussed below. The Second Restated Credit Agreement has a maturity date of December 17, 2025. Principal payments are due quarterly beginning March 31, 2021 in the amount of $4,188. The interest per annum is the one month LIBOR plus the applicable margin. The Company incurred $764 of debt issuance costs associated with the closing for the Second Restated Credit Agreement. Such costs were deferred and are being amortized over the term of the loan under the effective interest method. As a result of this second amendment and restatement the Company recorded a $1,700 loss on debt refinance related to transaction costs. Amortization of debt issuance costs was $88 and $60 for the three months ended March 31, 2021 and 2020, respectively and is included in interest expense, net in the accompanying consolidated statement of operations.
On October 24, 2019, Rotech Healthcare Inc. entered into an amended and restated senior secured credit agreement with several lenders with SunTrust Bank as administrative agent and issuing lender and SunTrust Robinson Humphrey, Inc., Regions Bank and Fifth Third Bank, as joint lead arrangers and bookrunners (the “Restated Credit Agreement”). The Restated Credit Agreement increased the maximum credit amount to $315,000 and was comprised of three parts, a term loan in the amount of $250,000, a working capital revolving credit facility with a maximum borrowing amount of $15,000 and an acquisition revolving credit facility with a maximum borrowing amount of $50,000. The proceeds of this transaction were used to payoff the Credit Agreement and $100,000 was used to pay down principal and interest of the Rotech Healthcare Holdings Inc. Credit facility as discussed below. The Restated Credit Agreement had a maturity date of October 24, 2024 with principal payments due quarterly of $3,125. The interest per annum was one month LIBOR or the base rate, which was the higher of a) the prime rate, (b) the federal funds effective rate plus 0.50%, or (c) LIBOR for an interest period of one month plus 1.0% in each case, plus the applicable margin. The Company incurred $698 of debt issuance costs associated with the closing for the Restated Credit Agreement. Such costs were deferred and were being amortized over the term of the loan under the effective interest method.
On April 6, 2018, Rotech Healthcare Inc. entered into a senior secured credit agreement with several lenders with SunTrust Bank as administrative agent and issuing lender and SunTrust Robinson Humphrey, Inc., Regions Bank and Fifth Third Bank, as joint lead arrangers and bookrunners (the “Credit Agreement”). The Credit Agreement had a maximum credit amount of $185,000 and was comprised of two parts, a term loan in the amount of $160,000 and a revolving credit facility with a maximum borrowing amount of $25,000. The proceeds of this transaction were used to payoff first lien credit agreement dated September 27, 2013 with several lenders with Walls Fargo Bank National Association as administrative agent and issuing lender and Wells Fargo Principal Lending, LLC, as sole lead arranger and sole bookrunner. The Credit Agreement had a maturity date of April 6, 2023. Principal payments were due quarterly as follows: (i) $1,000 per quarter beginning June 30, 2018; (ii) $2,000 per quarter beginning June 30, 2019; (iii) $3,000 per quarter beginning June 30, 2022. The interest per annum was one month LIBOR or the base rate, which was the higher of a) the prime rate, (b) the federal funds effective rate plus 0.50%, or (c) LIBOR for an interest period of one month plus 1.0% in each case, plus the applicable margin. The Company incurred $4,342 of debt issuance costs associated with the closing for the Credit Agreement. Such costs were deferred and were being amortized over the term of the loan under the effective interest method.
The Second Restated Credit Agreement provides for mandatory prepayment and defined prepayment premiums upon the occurrence of certain specified events. The Second Restated Credit Agreement contains customary covenants for financings of this type, that limit the Company’s ability to,

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

ROTECH HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(In Thousands)
among other things: sell assets; pay dividends or make other distributions or repurchase or redeem stock; incur or guarantee additional indebtedness; incur certain liens; make loans and investments; enter into agreements restricting subsidiaries’ ability to pay dividends; consolidate, merge or sell all or substantially all assets, and enter into transactions with affiliates. The Second Restated Credit Agreement also contains certain financial covenants, including requirements regarding a maximum consolidated net leverage ratio and a minimum consolidated fixed charge coverage ratio, as defined under the Second Restated Credit Agreement.
The Second Restated Credit Agreement contains customary events of default. Such events of default include, but are not limited to: (i) the failure to pay principal or interest when due, (ii) the breach or failure to perform certain covenants (including the failure to comply with financial covenants) or obligations and, as applicable, the failure to cure the same within a specified number of days, (iii) material breach of the Company’s representations and warranties, (iv) the occurrence of a change of control (as defined in the credit agreement), and (v) the commencement of any proceeding relating to bankruptcy by the Company or any guarantor. The Second Restated Credit Agreement also provides that a default under any other indebtedness results in a cross default under this credit agreement. Under certain circumstances, if an event of default occurs and is continuing, payment of amounts due under the credit agreement may be accelerated and the lending commitments under the credit agreement may be terminated.
Borrowings under the Second Restated Credit Agreement are secured by a first priority security interest in substantially all of the Company’s assets and are guaranteed by all of the Company’s wholly-owned subsidiaries. Each guarantee is full and unconditional and joint and several. The Company holds all of its assets and conducts all of its operations through its wholly-owned subsidiaries and does not have independent assets and operations.
As of March 31, 2021, the available borrowings under the revolving credit facility have been reduced by the amount of outstanding letters of credit totaling $4,643. As of March 31, 2021, there was $13,000 in borrowings on the acquisition revolving credit facility and no borrowings on the working capital revolving credit facility.
Rotech Healthcare Holding Credit Facility
On December 17, 2020, Rotech Healthcare Holdings Inc. entered into a second consent and amendment to the second lien credit agreement (Rotech Healthcare Holdings Credit Facility) with several lenders and other financial institutions with Silver Point Finance, LLC as administrative agent (the Lenders). This second consent and amendment acknowledges the prepayment of $100,000 from the proceeds of the Second Restated Agreement consisting of $97,569 of principal and $2,431 of interest. Silver Point Finance, LLC as administrative agent receives an annual fee of $125.
On October 24, 2019, Rotech Healthcare Holdings Inc. entered into a first consent and amendment to the second lien credit agreement with the Lenders. This first consent and amendment acknowledges the prepayment of $100,000 from the proceeds of the Restated Credit Agreement consisting of $99,461 and $539 of interest. On April 1, 2019, the Company paid $5,042 of principal and $158 of interest.
On April 6, 2018, Rotech Healthcare Holdings Inc. entered into a second lien credit agreement (Second Lien Credit Agreement), with the Lenders. Pursuant to the Second Lien Credit agreement the Lenders have provided a payment-in-kind term loan in an aggregate principal amount of $259,259. The Second Lien Credit Agreement is scheduled to mature on September 6, 2023. The interest rate under the Second Lien Credit Agreement is equal to three month LIBOR plus 11% (13% as of December 31, 2020). In no event will the LIBOR be less than 2% in the calculation of interest. As a payment-in-kind term loan facility, accrued interest is added to principal amount on each interest payment date. For the three months ended March 31, 2021 and 2020, interest in the amount of $4,900 and $7,064 was added to principal, respectively.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

ROTECH HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(In Thousands)
The Second Lien Credit Agreement provides for mandatory prepayment upon the occurrence of certain specified events. The Second Lien Credit Agreement contains customary covenants for financings of the type, as well as customary events of default. The covenants and events of default are substantially the same as discussed about under the Rotech Healthcare Inc. Credit Facility.
Capital Leases
The Company has acquired patient medical equipment and vehicles through multiple capital leases. The capital lease obligations represent the present value of minimum lease payments with are payable monthly at various interest rates. At March 31, 2021, the Company had $74,848 of patient service equipment and vehicles under finance leases with accumulated depreciation of $32,413 included in property and equipment, net in the accompany consolidated balance sheets. At December 31, 2020, the Company had $69,531 of patient service equipment and vehicles under capital leases with accumulated depreciation of $30,045 included in property and equipment, net in the accompany consolidated balance sheets. Required future payments for finance lease obligations and the present value of net minimum finance lease payments are as follows:
For the years ending December 31:
2021 (remaining)	$15,441
2022	14,396
2023	8,483
2024	799
2025	42
Future minimum finance lease payments	39,161
Less amounts representing interest	2,094
Present value of minimum finance lease payments	37,067
Less current portion	17,997
Long-term portion	$19,070
Long-term Debt Maturities
Long-term debt maturities are as follows:
For the years ending December 31:
2021 (remaining)	$26,919
2022	30,413
2023	174,249
2024	17,529
2025	281,038
$530,148
(6) Interest Rate Swap
On June 14, 2018, the Company entered into an interest rate swap agreement with an initial notional amount of $119,250, designated as a cash flow hedge, to hedge the variability of cash flows of a portion of interest payments associated with the Company’s variable rate debt. The effective date of the interest rate swap is June 30, 2018 and the maturity date is April 6, 2023. The interest rate swap agreement swaps a one-month LIBOR rate for a fixed rate of 2.945%. The notional amount at March 31, 2021 was

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

ROTECH HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(In Thousands)
$105,000 and the fair value was a liability of $5,534 and is included in other long-term liabilities on the accompanying consolidated balance sheets. The notional amount at December 31, 2020 was $106,500 and the fair value was a liability of $6,417 and is included in other long-term liabilities on the accompanying consolidated balance sheets.
(7) Lease Commitments
The Company operates principally in leased offices and warehouse facilities. Lease terms range from three to ten years with renewal options for additional periods. Many leases provide that the Company pay taxes, maintenance, insurance and other expenses. Rentals are generally increased annually by the Consumer Price Index, subject to certain maximum amounts defined within individual agreements.
The Company recognizes rent expense on a straight-line basis over the expected lease term. Rental expense for building and vehicle leases approximated $3,957 and $3,627 for the three months ended March 31, 2021 and 2020, respectively, and is included in selling, general and administrative expenses in the consolidated statements of operations. The difference between the straight-line expense and the rent payments is recorded as a liability or asset as applicable. The short-term portion is a liability of $53 and $36 at March 31, 2021 and December 31, 2020, respectively, and is included in the consolidated balance sheet within accrued expenses and other current liabilities. The long-term liability portion of $326 at both March 31, 2021 and December 31, 2020, is included in other long-term liabilities.
Future minimum rental commitments under non-cancelable leases, for corporate offices, billing centers and branch locations, are as follows:
For the years ending December 31:
2021 (remaining)	$6,918
2022	6,822
2023	3,745
2024	1,113
2025	639
Thereafter	293
$19,530
(8) Income Taxes
The Company used the Annual Effective Tax Rate (“ETR”) approach of ASC 740-270, Interim Reporting, to calculate its 2021 interim tax provision. The provision for income taxes is based upon the estimated annual ETR for the year applied to the current period income before tax plus the tax effect of any significant or unusual items, discrete events, or changes in tax law. Our operating subsidiaries are exposed to a statutory effective tax rate of 21%. For the three months ended March 31, 2021 and 2020, the actual effective tax rates were 26.7% and (98.0)%, respectively.
Income tax expense was $4,674 and $97 for the three months ended March 31, 2021 and 2020, respectively.
We assess uncertain tax positions in accordance with ASC 740-10, Accounting for Uncertainties in Income Taxes, which prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the Company has taken or expects to take on a tax return. For the three months ended March 31, 2021 and 2020, the Company did not have any unrecognized tax benefits related to uncertain tax positions that would impact the effective income tax rate if recognized.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

ROTECH HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(In Thousands)
(9) Commitments and Contingencies
Due to the nature of the business, the Company is involved in lawsuits that arise in the ordinary course of business. The Company does not believe that any lawsuit it is a party to, if resolved adversely, would have a material effect on its financial condition, revenues, profit margins, profitability, operating cash flows and results of operations. The Company is also subject to malpractice and related claims, which arise in the normal course of business and which could have a significant effect on it. As a result, the Company maintains professional and general liability insurance with coverage and deductibles which it believes to be appropriate, including a self-insured portion.
As a health care provider, the Company is subject to extensive government regulation, including numerous laws directed at preventing fraud and abuse and laws regulating reimbursement under various government programs. The marketing, billing, documentation and other practices of health care companies are all subject to government scrutiny. To ensure compliance with Medicare and other regulations, regional carriers often conduct audits and request patient records and other documents to support claims submitted by the Company for payment of services rendered to patients. Similarly, government agencies periodically open investigations and obtain information from health care providers pursuant to legal process. Violations of federal and state regulations can result in severe criminal, civil and administrative penalties and sanctions, including disqualification from Medicare and other reimbursement programs.
On April 11, 2018 the Company entered into a settlement agreement with the Department of Justice for $9,680 for a matter that occurred in 2012. The settlement comprised of a down payment followed by equal quarterly installments beginning December 31, 2018 through December 31, 2021. As part of the settlement there is no on-going compliance reporting required. As of December 31, 2020, $1,752 is included in the consolidated balance sheet within accrued expenses and other current liabilities. During the three months ended March 31, 2021, the settlement agreement with the Department of Justice was paid in full.
(10) Acquisitions
During the three months ended March 31, 2021, the Company acquired a complementary home medical equipment businesses for an aggregate total cost of $13,885, of which $12,228 was paid in cash at closing. Additionally, the Company recorded $137 of deferred obligations and $1,520 of contingent consideration which the Company is obligated to pay over a three year period following the date of acquisition. Deferred obligations of $137 and $668 of contingent consideration are included in the consolidated balance sheet within accrued expenses and other current liabilities and $852 of contingent consideration is included in the consolidated balance sheet within other long-term liabilities. There were no acquisitions for the three months ended March 31, 2020.
The transactions was accounted for as a business combination and the results of operations of the acquired company are included in the accompanying statements of operations from the dates of acquisition. The purchase price with respect to the acquisition was allocated to various underlying tangible and intangible assets and liabilities on the basis of estimated fair value. Goodwill represents the expected growth, cost synergies, the acquired assembled workforce and expected contribution to the Company’s overall strategy. The goodwill from the acquisition is not expected to be deductible for tax purposes. The Company is still evaluating the fair value of certain assets and liabilities for which provisional amounts were recorded and expects to finalize such evaluation during the remainder of 2021. As a result, the acquisition accounting for the acquired business could change in subsequent periods resulting in adjustments to goodwill once finalized.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

ROTECH HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(In Thousands)
The aggregate purchase price of the Company’s acquisition during 2021 is allocated as follows:
Cash	$30
Accounts receivable	606
Inventory	101
Property and equipment	1,496
Intangible assets	5,759
Goodwill	8,202
Other assets	10
Total assets acquired	$16,204
Accounts payable	$512
Accrued expenses and other liabilities	9
Deferred revenue	148
Deferred tax liability	1,650
Total liabilities assumed	$2,319
Total purchase price	$13,885
Pro-Forma Information (Unaudited)
The unaudited pro-forma financial information has been prepared by adjusting the historical results of the Company to include the historical results of the acquisition described above as if they had been combined as the beginning of 2020. The unaudited pro-forma information is presented for illustrative purposes only and may not be indicative of the results of operations that would have actually occurred. In addition, future results may vary significantly from the results reflected in the pro-forma information. The unaudited pro-forma information does not reflect the impact of future events that may occur after acquisition, such as the impact of cost savings or other synergies that result from these acquisitions. The unaudited pro-forma supplemental information on the results of of operations for the three months ended March 31, 2021 and 2020 follows:
	Three months ended March 31,
	2021	2020
Revenues	$143,030	$112,841
Operating income	$26,151	$15,063
Results of Businesses Acquired
The amounts of revenues and operating income of the acquisition since the respective acquisition date included in the Company’s consolidated statements of operations is as follows:
	Three months ended March 31,
	2021	2020
Revenue	$507	$—
Operating income	$168	$—

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

ROTECH HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(In Thousands)
(11) Subsequent Events
Management has evaluated subsequent events through June 8, 2021, the date the consolidated financial statements were available to be issued.
On April 30, 2021 the Company purchased a complementary business for $2,910. As of the date of the consolidated financial statements, the Company was in the process of determining the allocation of the fair value of the consideration paid for the acquisition to the fair value of the net assets acquired.
On June 3, 2021 the Company amended the Rotech Healthcare Inc. Credit Facility to, among other things, (i) permit an initial public offering (ii) effectuate certain other changes to the Rotech Healthcare Inc. Credit Facility to accommodate Rotech Healthcare Holdings Inc.’s status as a publicly listed company following an initial public offering, (iii) permit the acquisition of GAMMA Holdings, LLC, (iv) increase the amount of permitted capital leases to $50,000, from $40,000 and (v) permit the payment in full of the Rotech Healthcare Holding Credit Facility with the net proceeds to the Company from an initial public offering. In addition, on June 3, 2021 we borrowed $18,500 on the Rotech Healthcare Inc. Acquisition Revolving Credit Facility.
On June 3, 2021, the Company completed the acquisition of GAMMA Holdings, LLC and subsidiaries (Gamma) for $17,211 in cash at closing. Gamma primarily focuses on the rental of continuous positive airway pressure (CPAP) devices and the sale of CPAP supplies with two locations in Frederick, MD and Allentown, PA. Gamma revenues for 2020 were $19,886. This acquisition expands the Company’s CPAP patient base and provides two new locations to expand the geographic footprint for the Company’s other product offerings. As of the date of the consolidated financial statements, the Company was in the process of determining the allocation of the fair value of the consideration paid for the acquisition to the fair value of the net assets acquired.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

Through and including            , 2021, (the 25th day after the date of this prospectus), all dealers effecting transactions in the Common Stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.
         Shares
Rotech Healthcare Holdings Inc.
Common Stock

P R O S P E C T U S

BofA Securities
Jefferies
UBS Investment Bank
Truist Securities
Baird
RBC Capital Markets
                 , 2021

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 13.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.
The following table sets forth the expenses payable by the Registrant expected to be incurred in connection with the issuance and distribution of the shares of common stock being registered hereby (other than underwriting discounts and commissions). All of such expenses are estimates, other than the filing and listing fees payable to the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and Nasdaq.
Filing Fee—Securities and Exchange Commission	*$
Fee—Financial Industry Regulatory Authority, Inc.	*
Listing Fee—Nasdaq	*
Fees and Expenses of Counsel	*
Printing Expenses	*
Fees and Expenses of Accountants	*
Transfer Agent and Registrar’s Fees	*
Miscellaneous Expenses	*
Total	*$

*
To be provided by amendment.

ITEM 14.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.
Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock redemption or repurchase in violation of the DGCL or obtained an improper personal benefit. Our amended and restated certificate of incorporation will provide for this limitation of liability.
Section 145 of the DGCL (“Section 145”), provides, among other things, that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation to procure a judgment in its favor), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful. A Delaware corporation may indemnify any persons who were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, provided further that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him or her under Section 145.
Our amended and restated bylaws will provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL (subject to certain limited circumstances) and must also pay expenses incurred in defending any such proceeding in advance of its final disposition (subject, in the case of advancements made to a current director or officer, that the indemnified person deliver an undertaking to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under our amended and restated bylaws or otherwise).
The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our amended and restated certificate of incorporation, our amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise.
We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.
We intend to enter into indemnification agreements with our directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors or executive officers, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is therefore unenforceable
The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification to our directors and officers by the underwriters against certain liabilities.
ITEM 15.   RECENT SALES OF UNREGISTERED SECURITIES.
None.
ITEM 16.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.
(a)   Exhibits.   See the Exhibit Index immediately preceding the signature pages hereto, which is incorporated by reference as if fully set forth herein.
(b)   Financial Statement Schedules.   All schedules have been omitted because the information required to be presented in them is not applicable or is shown in the financial statements or related notes.
ITEM 17.   UNDERTAKINGS
The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.
(1)
In so far as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.
(2)
The undersigned Registrant hereby undertakes that:

(A)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(B)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

EXHIBIT INDEX
Exhibit Number	Exhibit Description
1.1*	Form of Underwriting Agreement
3.1*	Form of Amended and Restated Certificate of Incorporation of Rotech Healthcare Holdings Inc.
3.2*	Form of Amended and Restated Bylaws of Rotech Healthcare Holdings Inc.
4.1*	Specimen of Share Certificate of Rotech Healthcare Holdings Inc.
5.1*	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP as to the validity of the securities being offered
10.1	Second Amended and Restated Credit Agreement, dated as of December 17, 2020, by and among Rotech Healthcare Inc., a Delaware corporation, Rotech Intermediate Holdings LLC, a Delaware limited liability company, the other guarantors party thereto, the several banks and other financial institutions or entities from time to time party thereto as lenders, and Truist Bank, as administrative agent
10.2	First Amendment to Second Amended and Restated Credit Agreement, dated as of June 3, 2021, by and among Rotech Healthcare Inc., a Delaware corporation, Rotech Intermediate Holdings LLC, a Delaware limited liability company, the other guarantors party thereto, Truist Bank, as administrative agent, and the several lenders party thereto
10.3*	Stockholders Agreement by and among Rotech Healthcare Holdings Inc. and the Stockholders
10.4	Second Amended and Restated Security and Pledge Agreement, dated as of December 17, 2020, by and among Rotech Healthcare Inc., a Delaware corporation, Rotech Intermediate Holdings LLC, a Delaware limited liability company, the other obligors party thereto, and Truist Bank, as administrative agent
10.5*	Form of Rotech Healthcare Holdings Inc. 2021 Omnibus Incentive Plan
10.6	Executive Employment Agreement, by and between Rotech Healthcare Inc. and Timothy C. Pigg
10.7	Executive Employment Agreement, by and between Rotech Healthcare Inc. and Thomas J. Koenig
10.8	Executive Employment Agreement, by and between Rotech Healthcare Inc. and Robin Menchen
10.9	Executive Employment Agreement, by and between Rotech Healthcare Inc. and Steven Burres
10.10	Sale Incentive Award Agreement, by and between Rotech Healthcare Inc. and Thomas Weld
10.11	Sale Incentive Award Agreement, by and between Rotech Healthcare Inc. and Thomas J. Koenig
10.12	Sale Incentive Award Agreement, by and between Rotech Healthcare Inc. and Robin Menchen
10.13	Sale Incentive Award Agreement, by and between Rotech Healthcare Inc. and Timothy C. Pigg
10.14	Amended and Restated Transaction Bonus Plan of Rotech Healthcare Holdings Inc.
21.1	Subsidiaries of Rotech Healthcare Holdings Inc.
23.1*	Consent of RSM US LLP, independent registered certified public accounting firm
23.2*	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibit 5.1)
24.1*	Powers of Attorney (included in signature page).

*
To be filed by amendment.

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Orlando, State of Florida, on the           day of            , 2021.
ROTECH HEALTHCARE HOLDINGS INC.
By:

Name: Timothy C. Pigg
Title: Chief Executive Officer
POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, each person whose signature appears below hereby constitutes and appoints Steven Burres, the individual’s true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign this Registration Statement and any or all amendments, including post-effective amendments to the Registration Statement, including a prospectus or an amended prospectus therein and any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462 under the Securities Act, and all other documents in connection therewith to be filed with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact as agent, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement and Power of Attorney have been signed by the following persons in the capacities indicated on the           day of            , 2021.
Signature	Title
Timothy C. Pigg	President and Chief Executive Officer (Principal Executive Officer)
Thomas J. Koenig	Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)
James Bloem	Director
Timothy Lavelle	Director
Robin Menchen	Director
David Reganato	Director

Rotech Healthcare Holdings Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to
Rule 83 of the Securities and Exchange Commission. As confidentially submitted to the Securities and Exchange Commission on June 8, 2021.

Signature	Title
Mark Stolper	Director
Michael Wartell	Director